TERRONERA PRECIOUS METALS, S.A. DE C.V.
as Borrower

and

ING CAPITAL LLC
as Administrative Agent and Documentation Agent

and

SOCIÉTÉ GÉNÉRALE
as Technical Agent and Environmental and Social Agent

and

THE BANK OF NEW YORK MELLON

as Offshore Collateral Agent

and

ING CAPITAL LLC AND SOCIÉTÉ GÉNÉRALE
as Joint Lead Arrangers

THE LENDERS
FROM TIME TO TIME PARTIES HERETO

AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of June 23, 2025

(ii)

(iii)

14.16 USA Patriot Act	139
14.17 Survival	139
14.18 Acknowledgement and Consent to Bail-In of Affected Financial Institutions	139
14.19 Payments Set Aside	140
14.20 Acknowledgement Regarding Any Supported QFCs	140
14.21 Electronic Means	142

(iv)

AMENDED AND RESTATED CREDIT AGREEMENT

AMENDED AND RESTATED CREDIT AGREEMENT dated as of June 23, 2025 among Terronera Precious Metals, S.A. de C.V., a sociedad anónima de capital variable incorporated under the laws of Mexico, as borrower (the "Borrower"), the lending institutions from time to time parties hereto as Lenders, ING Capital LLC as Administrative Agent and Documentation Agent, Société Générale, as Technical Agent and Environmental and Social Agent, The Bank of New York Mellon, as Offshore Collateral Agent and ING Capital LLC and Société Générale as Joint Lead Arrangers.

WHEREAS pursuant to a Credit Agreement made as of October 6, 2023, (as amended, replaced, restated, supplemented or otherwise modified from time to time to the date hereof, the "Existing Credit Agreement") between, inter alia, the Borrower, as borrower, the Lenders named therein and ING Capital LLC, as Administrative Agent of the Finance Parties, the Lenders established a credit facility to and in favour of the Borrower;

AND WHEREAS the parties hereto wish to amend and restate the Existing Credit Agreement pursuant to the terms hereof;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

Capitalized terms used in this Agreement and not otherwise defined herein shall have the meanings ascribed thereto in Schedule P (Environmental and Social Rider) hereto. The following defined terms shall for all purposes of this Agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

"$" denotes U.S. dollars.

"Acquisition" means:

(a) if the acquisition is a share purchase, an Obligor shall Control the entity being acquired immediately following the completion of such acquisition; or

(b) if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired.

"Additional Excess Equity Amount" means such amount spent by the Borrower on Project Costs (excluding any Project Cost Overruns) funded by the Sponsor Group in excess of the Initial Required Equity Amount following execution of the Initial Mandatory Gold Hedge/Mandatory CapEx FX Hedge (which, as of the date hereof, is REDACTED [amount redacted]).

"Additional Guarantors" means any Subsidiary of the Borrower, or any other Subsidiary of the Sponsor which holds, directly or indirectly, any ownership right, title, or interest in and to the Project, which becomes a Guarantor pursuant to Section 10.3(w), excluding any Sponsor Group Member and any holder of any Mexican Royalties.

"Additional Material Project Document" shall mean any agreement entered into by, or on behalf of, the Borrower subsequent to the date hereof involving aggregate consideration payable to or by the Borrower of $5,000,000 or more in any one year period with respect to the development, construction, management, operation or financing of the Project (other than the Secured Obligations) and the production, transportation, processing and sale of Product produced at the Project or such other agreements in connection therewith which are, subject to the following sentence, designated in writing by the Administrative Agent to the Borrower as a "Material Project Document" which designation shall take into consideration whether there is a readily available substitute for such agreement and whether the breach or termination of such agreement would reasonably be expected to result in a Material Adverse Change.  If the Borrower, within five Banking Days of its receipt of any such written designation disputes such written designation by the sending of a written notice thereof to the Administrative Agent, the Borrower and the Majority Lenders shall consult with respect to the materiality of such other agreement  during the ten Banking Day period following the Administrative Agent's receipt of such written notice from the Borrower provided that, if the Majority Lenders thereafter reaffirm in writing to the Borrower the initial designation by the Administrative Agent, such other agreement shall constitute an Additional Material Project Document from the date of the Borrower's receipt of such reaffirmation.

"Additional Project Authorization" shall mean any Authorization required by the Borrower subsequent to the date hereof, necessary for the development, construction, management, operation or financing of the Project as contemplated by the Mine Plan, and the production, transportation, processing and sale of Product produced at the Project.

"Additional Sponsor Group Member" means any future shareholder of the Borrower which becomes a Guarantor pursuant to Section 10.3(w), provided that, for certainty, the sale, transfer or disposition of any Shares of the Borrower by the Sponsor Group is prohibited by Section 10.4(c).

"Adjusted Term SOFR" means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor.

"Administrative Agent" means ING Capital LLC, in its capacity as Administrative Agent of the Finance Parties, and any successor thereto pursuant to Section 13.12.

"Administrative Agent Account" means account no. REDACTED [account number redacted], wire transfer particulars for which account are set forth below:

REDACTED	[account details redacted]

or such other account as the Administrative Agent may notify the Borrower and the Lenders from time to time and designate as the "Administrative Agent Account".

"Affected Financial Institution" means (a) any EEA Financial Institution or (b) any UK Financial Institution.

"Affiliate" means an affiliated body corporate and, for the purposes of this Agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, "body corporate" shall include a chartered bank.

"Agents" means the Administrative Agent, the Onshore Collateral Agent, the Offshore Collateral Agent, the Documentation Agent, the Technical Agent and the Environmental and Social Agent and "Agent" means any of the Agents.

"Aggregate Discounted CFADS" means, for any Forecast Period, the aggregate of CFADS for each relevant Measurement Period comprising such Forecast Period, discounted back to the relevant Calculation Date at the Discount Rate.

"Agreement" means this amended and restated credit agreement, as it may be further amended, replaced, restated, supplemented or otherwise modified from time to time;

"Alternate Base Rate" means, at any particular time, the greater of (a) the Base Rate at such time and (b) the Federal Funds Effective Rate plus 5/8 of 1% per annum at such time.

"Amendment to Mandate Agreement" shall have the meaning ascribed thereto in Section 10.3(jj)

"Amendment to Mexican Guarantee Agreement" shall have the meaning ascribed thereto in Section 10.3(jj).

"AML Laws" means the Criminal Code (Canada), Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the USA Patriot Act , the Bank Secrecy Act, the Money Laundering Control Act of 1986, the Mexican Ley Federal para la Prevención e Identificación de Operaciones con Recursos de Procedencia Ilícita, Mexican Federal Criminal Code, as amended, the regulations and rules promulgated under each of the foregoing and other applicable anti-money laundering, anti-terrorist financing, government sanction and "know your client" laws, whether within Canada, the United States or elsewhere, including any regulations, rules, guidelines or orders thereunder.

"Annual Construction and Operating Budget" means, at any particular time prior to the written approval by the Lenders (pre-Completion) and the Majority Lenders (post-Completion) of an updated Annual Construction and Operating Budget, the Initial Annual Construction and Operating Budget, and thereafter, the most recently updated Annual Construction and Operating Budget delivered by the Borrower to the Administrative Agent which has been approved in writing by the Lenders (pre-Completion) and the Majority Lenders (post-Completion), in each case, acting reasonably.

"Anti-Corruption Laws" means all applicable laws related to the prevention of bribery, corruption (governmental or commercial), kickbacks, money laundering, or similar unlawful or unethical conduct including, without limitation, the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada), the Foreign Corrupt Practices Act of 1977 (United States), the French Criminal Code, Mexican Anti-Corruption Laws, and the U.K. Bribery Act 2010, as amended, and the rules, directives, orders and regulations thereunder.

"Applicable Law" means all laws, statutes, ordinances, decrees, judgments, codes, standards, acts, orders, by-laws, estatutos sociales, rules, regulations, approvals, permits and requirements of all Official Bodies, in each case having the force of law and which now or hereafter may be lawfully applicable to and enforceable against any Obligor or its property or any part thereof.

"Authorization" means any approval, authorization, licence, lease, right, permit, franchise, privilege, registration, direction, decree, consent, concession, claim, right, order, permission, approval, qualification, certificate, Mining Concessions or authority issued or provided by an Official Body.

"Availability Period" means (i) with respect to Tranche One, the period from and including the date on which all of the conditions precedent to the initial extension of credit under Tranche One as set forth in Section 11.3 and 11.7 have been satisfied or waived until the date upon which there is no further Available Credit under Tranche One, (ii) with respect to Tranche Two, the period from and including the date on which all of the conditions precedent to the initial extension of credit under Tranche Two as set forth in Section 11.4 and 11.7 have been satisfied or waived, to and including, subject to the last sentence of Section 10.3(o), the earlier of (w) the Completion Date, (x) the Project Longstop Date, (y) the date on which there is no further Available Credit under Tranche Two, and (z) the first Initial Tranches Repayment Date, and (iii) with respect to Tranche Three, the period from and including the date on which all of the conditions precedent to the initial extension of credit under Tranche Three as set forth in Section 11.6 and 11.7 have been satisfied or waived until July 31, 2025.

"Available Credit" means, at any particular time, (i) the amount, if any, by which the Total Commitment Amount at such time exceeds the aggregate amount of credit outstanding under the Credit Facility at such time, (ii) with respect to Tranche One only, the amount, if any, by which the Tranche One Limit at such time exceeds the aggregate amount of credit extended under Tranche One at such time, (iii) with respect to Tranche Two only, the amount, if any, by which the Tranche Two Limit at such time exceeds the aggregate amount of credit extended under Tranche Two at such time, and (iv) with respect to Tranche Three only, the amount, if any, by which the Tranche Three Limit at such time exceeds the aggregate amount of credit extended under Tranche Three at such time.

"Available Tenor" means, as of any date of determination and with respect to the then-current Benchmark, as applicable, if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of "Interest Period" pursuant to Section 3.11(d).

"Bail-In Action" means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

"Bail-In Legislation" means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time that is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

"Banking Day" means any day, other than Saturday and Sunday, on which banks generally are open for business in Vancouver, British Columbia, New York, New York, Dublin, Ireland and Mexico City, Mexico (in this last case pursuant to the calendar approved by the CNBV), as determined by the Administrative Agent acting reasonably.

"Base Case Financial Model" means, at any particular time prior to the written approval by the Lenders and the Administrative Agent (pre-Completion) or the Majority Lenders and Administrative Agent (post-Completion) of an updated Base Case Financial Model, the Initial Base Case Financial Model and, thereafter, the most recently updated Base Case Financial Model delivered by the Borrower to the Administrative Agent which has been approved in writing by the Lenders (pre-Completion) and the Majority Lenders (post-Completion) in consultation with, the Independent Technical Consultant. The Base Case Financial Model shall be based upon and incorporate the details of the Development Plan. The economic assumptions (including, without limitations, the projected metal price assumptions) set forth in Schedule J hereto shall be incorporated into the Base Case Financial Model. The Base Case Financial Model shall be a fully functional Excel-based financial model and include substantially the same details with respect to the contents thereof as the Initial Base Case Financial Model or the most recently updated Base Case Financial Model.

"Base Rate" means the variable rate of interest per annum equal to the rate of interest determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in the United States from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 360 days. For certainty, at no time shall the Base Rate be less than zero and in such event any negative Base Rate will be deemed to be zero.

"Base Rate Loan" means monies lent by the Lenders to the Borrower solely pursuant to Section 3.5(c) in United States dollars and upon which interest accrues at a rate referable to the Alternate Base Rate.

"Benchmark" means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.11(a).

"Benchmark Replacement" means, with respect to any Benchmark Transition Event, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a) the sum of (i) Daily Simple SOFR, and (ii) 0.26161% (26.161 basis points).

(b) the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for U.S. dollar denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Credit Documents.

"Benchmark Replacement Adjustment" means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities at such time.

"Benchmark Replacement Date" means the earliest to occur of the following events with respect to the then-current Benchmark:

(a) in the case of clause (a) or (b) of the definition of "Benchmark Transition Event," the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b) in the case of clause (c) of the definition of "Benchmark Transition Event," the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the "Benchmark Replacement Date" will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

(c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a "Benchmark Transition Event" will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Unavailability Period" means, the period (if any) (a) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 3.11 and (b) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 3.11.

"Beneficial Ownership Certification" means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

"Beneficial Ownership Regulation" means 31 C.F.R. § 1010.230.

"Benefit Plan" means any of (a) an "employee benefit plan" (as defined in ERISA) that is subject to Title I of ERISA, (b) a "plan" as defined in and subject to Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such "employee benefit plan" or "plan".

"Borrower" shall have the meaning ascribed thereto in the recitals.

"Calculation Date" means (a) in the case of the Historical Debt Service Coverage Ratio and Loan Life Coverage Ratio, the earlier of (i) the Completion Date, and (ii) the first Initial Tranches Repayment Date, and each March 31, June 30, September 30 and December 31 thereafter and any Special Calculation Date (as applicable) and (b) in all other cases, the Financial Closing Date, the Completion Date, the Trigger Date, the first Initial Tranches Repayment Date, each March 31, June 30, September 30 and December 31 thereafter and any Special Calculation Date (as applicable).

"Canadian Affiliate" means Endeavour Management Corp., a company incorporated under the laws of the Province of British Columbia.

"Canadian Pension Plans" means all pension plans registered under the Income Tax Act (Canada), which the Borrower or any other Obligor sponsors, maintains or administers or into which the Borrower or any other Obligor makes or is obligated to make contributions at any time (and for certainty, including any Canadian Pension Plan in respect of which the Borrower or any other Obligor will become a sponsor, maintain, administer, or into which the Borrower or such other Obligor will be obligated to make contributions).

"Capital Expenditures" means, for any particular period and without duplication, those expenditures of the Borrower on a consolidated basis which would, in accordance with generally accepted accounting principles, be considered capital expenditures of the Borrower for such period (specifically including those financed through Capital Leases).

"Capital Lease", as applied to any Person, shall mean any lease of any property (whether real, personal or mixed and including, without limitation, equipment) by that Person as lessee that, in conformity with generally accepted accounting principles, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person.

"Cash" means cash (including for certainty, deposits with financial institutions) and Cash Equivalents of the Borrower determined on a consolidated basis.

"Cash Balance" means, at any particular time, the aggregate amount of all unrestricted cash (including for certainty, deposits with financial institutions) and Cash Equivalents of the Sponsor determined on a consolidated basis at such time.

"Cash Equivalents" means (i) securities issued or directly and fully guaranteed or insured by the Canadian or United States government or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit and time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any Lender with operations in Canada, the United States or Mexico, (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above; (iv) commercial paper rated A 1 or the equivalent thereof by Moody's or S&P and in each case maturing within one year after the date of acquisition; (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above; (vi) readily marketable direct obligations issued by any state of the United States or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P with maturities of 12 months or less from the date of acquisition.

"Cash Flow Waterfall" shall have the meaning ascribed thereto in Section 10.3(o).

"Cash Management Agreement" means any agreement to provide cash management services, including treasury, depository, overdraft, credit or debit card, electronic funds transfer and other cash management arrangements between the Borrower, on the one hand, and any one of the Qualified Cash Management Lenders (for so long as the relevant financial institution remains a Lender hereunder), on the other.

"Cash Proceeds of Realization" means the aggregate of (i) all Proceeds of Realization in the form of cash and (ii) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization, in each case expressed in United States dollars.

"CFADS" or "Cash Flow Available for Debt Service" means, for any particular Measurement Period, an amount equal to the Borrower's revenue during such Measurement Period (plus interest income, any amounts received from business interruption or comparable insurance policies as well as any transfers of any DSRA Excess from the Debt Service Reserve Account to the relevant Proceeds Account pursuant to Section 10.3(m) or any transfers of any ORA Excess from the Operating Reserve Account to the Proceeds Account pursuant to Section 10.3(n); and

(a) plus or minus, as applicable, payments made or received by the Borrower with respect to its hedging activities under Risk Management Agreements; and

(b) plus or minus, as applicable, changes in the Borrower's working capital during such Measurement Period; and

(c) minus (without duplication):

(i) all Operating Expenditures during such Measurement Period;

(ii) all Sustaining Capital Expenditures during such Measurement Period;

(iii) all Taxes paid in Cash during such Measurement Period;

(iv) all costs and expenses related to mineral exploration activities during such Measurement Period; and

(v) all other fees, costs and expenses, including amounts paid to any Official Body, attributable to the Project and paid in cash during such Measurement Period.

"Change of Control" means:

(a) any Person or group of Persons "acting jointly or in concert" (as contemplated by the Securities Act (British Columbia))

(i) acquiring ownership, directly or indirectly, beneficially or of record, of Shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Shares of any Sponsor Group Member, or

(ii) otherwise acquires Control of any Sponsor Group Member or the Borrower,

(b) the Sponsor Group ceasing to Control and own 100% of the issued and outstanding Shares of the Borrower and any Additional Guarantor;

(c) the occupation of a majority of the seats (other than vacant seats) on the board of directors of a Sponsor Group Member or the Borrower, as applicable, by Persons who were neither (i) nominated by the board of directors of a Sponsor Group Member or the Borrower, as applicable, nor (ii) appointed by directors so nominated; or

(d) the Borrower or any Sponsor Group Member amalgamates with or into any Person or consummates a plan of arrangement or other similar business combination transaction, pursuant to which any of the issued and outstanding Shares of such Sponsor Group Member, as applicable, are converted into or exchanged for cash, securities or other property.

For certainty, a corporate reorganization solely among Sponsor Group Members and other Subsidiaries of the Sponsor listed at Schedule U shall not constitute a Change of Control.

"Change Order" means any change order or variation order, amendment, supplement or modification to a Material Project Document.

"Closing Date" shall mean the date on which the Administrative Agent has confirmed to the other parties hereto that the conditions to closing set out in Section 11.5 have been satisfied and/or waived by the Lenders.

"CNBV" means the Mexican Securities and Banking Commission (Comisión Nacional Bancaria y de Valores) or any Official Body succeeding to any of its principal functions.

"Collateral Agents" means, collectively, the Offshore Collateral Agent and the Onshore Collateral Agent; "Collateral Agent" shall mean any one of them as the context requires.

"Commitment Fee" shall mean the Initial Tranches Commitment Fee and Tranche Three Commitment Fee; and "Commitment Fee" shall mean either of them.

"Completion" means successful completion of the Completion Test and the delivery and acceptance of the Completion Certificates specified for the Completion Test in the manner set forth in Schedule H.

"Completion Certificate" means a completion certificate from the Borrower substantially in the form set forth in Schedule H.

"Completion Date" means the date of the Administrative Agent's acceptance of the Completion Certificates specified for the Completion Test pursuant to Schedule H.

"Completion Test" means the completion tests set forth in Schedule H.

"Conforming Changes" means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of the definition of "Banking Day," the definition of "U.S. Government Securities Business Day," the definition of "Interest Period" or any similar or analogous definition (or the addition of a concept of "interest period"), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or rollover notices, the applicability and length of lookback periods, the applicability of Section 6.4 and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Credit Documents).

"Constating Documents" means, with respect to any Person, its articles and/or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, articles of association, charter, by-laws (estatutos sociales), declaration of trust and other constating documents (in the case of a trust), partnership agreement, limited liability company agreement or other similar document, and all unanimous shareholder agreements, other shareholder agreements, voting trust agreements and similar arrangements applicable to the Person's Equity Interests, all as in effect from time to time.

"Contributing Lender" shall have the meaning ascribed thereto in Section 3.1.

"Control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting Equity, by contract or otherwise and "Controlled" shall have a similar meaning.

"Cost to Complete Certificate" means a certificate of a Senior Officer of the Borrower substantially in the form of Schedule I hereto delivered to the Administrative Agent and the Technical Agent addressed to, and in form and substance satisfactory to, the Independent Technical Consultant (with respect to all extensions of credit under the Credit Facility), the Lenders (with respect to the initial extension of credit under the Credit Facility) and Majority Lenders (in the case of all further extensions of credit under the Credit Facility, the Mandatory Gold Hedges, the Mandatory CapEx FX Hedge, the Mandatory OpEx FX Hedges (pre-Completion), Discretionary Hedges (pre-Completion) and the Cost to Complete Certificates delivered pursuant to Section 10.1(a)(ix), in each case in their sole discretion, which certifies Project Costs incurred and paid, Estimated Completion Amount and Estimated Completion Date as at the date of such certificate and sufficiency of Project Sources (as to both amount and projected timing of availability or receipt of such Project Sources) and which is, together with all related data, in form and substance satisfactory to the Independent Technical Consultant (and confirmed (as to costs) as such in writing by the Independent Technical Consultant).

"CRD IV" means Directive 2013/36/EU of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directive 2006/48/EC and 2006/49/EC.

"Credit Documents" means this Agreement, the Notes, the Fee Letters, the Guarantees, the Security Documents, the Perfection Certificates, the REDACTED [name redacted] Equipment Loans Intercreditor Agreement and any other intercreditor, postponement and subordination or similar agreement required to be entered into hereunder, the Direct Agreements, the collateral agency agreement between the Administrative Agent, the Onshore Collateral Agent and the Borrower and all instruments, certificates and agreements executed and delivered by the Obligors in favour of the Finance Parties from time to time in connection with this Agreement or any other Credit Document, but specifically excluding Risk Management Agreements.

"Credit Facility" means the non-revolving term credit facility in the Total Commitment Amount established by the Lenders in favour of the Borrower pursuant to Section 2.1.

"CRR" means Regulation (EU) no. 575/2013 of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU) No. 648/2012.

"Daily Simple SOFR" means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining "Daily Simple SOFR" for syndicated business loans; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

"Debt Service Charges" means, for a particular Measurement Period, the sum of all scheduled principal payments made or required to have been made by the Borrower pursuant to Section 8.1, 8.2 and 8.3 during such period and interest and fees on the Loans paid or required to have been paid by the Borrower during such period.

"Debt Service Reserve Account" means account no. REDACTED [account number redacted] of the Borrower maintained with the U.S. Account Bank in New York and designated as the "Debt Service Reserve Account".

"Debt Service Reserve Minimum" means, at any particular time from and including the Completion Date, an amount equal to the greatest aggregate Debt Service Charges due and payable in the next two consecutive future quarterly repayment periods following the Completion Date (as determined by reference to the Base Case Financial Model).

"Default" means any event or circumstance which is, or which, with the passage of time, the giving of notice, the making of a determination under any Finance Document or any combination of the foregoing, would be, an Event of Default; provided, however, the making of any offer that would, if consummated, result in a Change of Control shall not, in and of itself, constitute a Default.

"Defaulting Lender" means any Lender that (a) has failed to fund any portion of any extension of credit required to be funded by it hereunder within three Banking Days of the date required to be funded by it hereunder unless such failure has been cured, (b) has otherwise failed to pay over to the Administrative Agent or any other Lender any other amount required to be paid by it hereunder within three Banking Days of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, (c) has notified the Administrative Agent that such Lender does not intend to fund its commitments hereunder except in connection with an assertion by such Lender that the conditions to funding are not met, (d) has, or has a direct or indirect parent company that has, other than via an Undisclosed Administration, been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or admits in writing it is unable to pay its debts as they generally become due, (e) other than via an Undisclosed Administration, is, or has a direct or indirect parent company that is,  the subject of a bankruptcy or insolvency proceeding, (f) other than via an Undisclosed Administration, is, or has a direct or indirect parent company that is, subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, Receiver, trustee, custodian or other similar official over any portion of its assets or business, including the Federal Deposit Insurance Corporation or any other state, federal or national regulatory authority, or (g) is, or has a direct or indirect parent company that is, subject to any Bail-In Action, provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by an Official Body so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Official Body) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender.

"Derivative Exposure" in relation to any Person (the "relevant party") and any counterparty of the relevant party at any time means the net amount which would be payable by the relevant party to that counterparty, or by that counterparty to the relevant party, as the case may be, pursuant to all Risk Management Agreements entered into between them and in effect at that time if the transactions governed thereby were to be terminated as the result of the early termination thereof.  If the Derivative Exposure would be payable by the relevant party to the counterparty of the relevant party at the relevant time of determination, it is referred to herein as "Out-of-the-Money Derivative Exposure".

"Derivatives Transactions" means one or more transaction that will be governed by a Risk Management Agreement.

"Development Plan" means, collectively, the documents detailing the planned construction and development of the Project to be agreed to among the Borrower, the Administrative Agent, the Technical Agent, the Independent Technical Consultant and the Independent Environmental and Social Consultant, which shall include the Feasibility Study, the Mine Plan, the Base Case Financial Model, any due diligence reports delivered by the Independent Technical Consultant, the Independent Environmental and Social Consultant and / or any other Independent Consultant, the Annual Construction and Operating Budget, each EIA and any further EIAs to be delivered in relation to any Project Authorizations.

"Direct Agreements" means each tripartite, direct or similar agreement with the counterparties to each Material Project Document as reasonably requested by the Administrative Agent and Technical Agent for the purpose of, among other things, obtaining the consent of the counterparties to such Material Project Documents to the Borrower's grant of security in its rights and benefits under such Material Project Documents and any other such actions which are required to make effective the Security created or intended to be created by the Borrower in favour of the Collateral Agents pursuant to the Security Documents, including, without limitation, each of the following:

(a) REDACTED [commercially sensitive information redacted];

(b) REDACTED [commercially sensitive information redacted];

(c) REDACTED [commercially sensitive information redacted];

(d) REDACTED [commercially sensitive information redacted];

(e) REDACTED [commercially sensitive information redacted];

(f) REDACTED [commercially sensitive information redacted];

(g) REDACTED [commercially sensitive information redacted];

(h) REDACTED [commercially sensitive information redacted];

(i) REDACTED [commercially sensitive information redacted]; and

(j) REDACTED [commercially sensitive information redacted];

in each case, in form and substance satisfactory to the Administrative Agent, the applicable Collateral Agent and Technical Agent acting reasonably.

"Discount Rate" means, at any particular time, the higher of (x) 6.5% per annum and (y) Adjusted Term SOFR with a term of three months plus the applicable Margin.

"Discretionary Hedges" shall have the meaning ascribed thereto in Schedule N.

"Distribution" means:

(a) the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Shares of the Borrower, other than a dividend declared, paid or set aside for payment by the Borrower which is payable in Shares of the Borrower;

(b) the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any Shares of the Borrower or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for Shares of the Borrower, including, without limitation, options, warrants, conversion or exchange privileges and similar rights;

(c) the payment or prepayment of interest or the repayment or prepayment of principal with respect to Indebtedness of the Borrower convertible into Shares of the Borrower or the Intercompany Loans; and

(d) the payment by the Borrower of any royalty, consulting fee, management fee, guarantee fee, bonus or similar fee to its shareholders or any Affiliate of the Borrower.

"Distribution Account" means account no. REDACTED [account number redacted] of the Borrower maintained with the U.S. Account Bank in New York, New York and designated as the "Distribution Account".

"Documentation Agent" means, collectively, ING Capital LLC, in its capacity as Documentation Agent, or any successor in that capacity appointed pursuant to Section 13.12.

"Drawdown Notice" shall have the meaning ascribed thereto in Section 4.1.

"DSRA Excess" shall have the meaning ascribed thereto in Section 10.3(m).

"EBITDA" means, for any particular Measurement Period, Net Income for such Measurement Period:

(a) plus (to the extent otherwise deducted) income and mining tax expenses;

(b) plus (to the extent otherwise deducted) Interest Expenses;

(c) minus (to the extent otherwise included) Interest Income;

(d) plus (to the extent otherwise deducted) any extraordinary or unusual losses and unrealized losses;

(e) minus (to the extent otherwise included) any extraordinary or unusual gains and unrealized gains;

(f) plus (to the extent otherwise deducted) any loss against book value or reserves incurred by the Sponsor or any of their Subsidiaries on the disposal or abandonment of any business or asset (not being a disposal made in the ordinary course of business) or any discontinued operations;

(g) minus (to the extent otherwise included) any gain over book value or reserves incurred by the Sponsor or any of their Subsidiaries on the disposal or abandonment of any business or asset (not being a disposal made in the ordinary course of business) or any discontinued operations;

(h) plus (to the extent otherwise deducted) depreciation of fixed assets and amortization of goodwill or intangible assets;

(i) plus (to the extent otherwise deducted) depletion expense (including asset retirement obligation expenses);

(j) plus (to the extent otherwise deducted) the amount of capitalized expenditures;

(k) plus (to the extent otherwise deducted) other non-cash expenses deducted in calculating Net Income, including non-cash stock expenses relating to stock-based compensation, and unrealized losses incurred in connection with Qualified Risk Management Agreements;

(l) minus (to the extent otherwise included) any unrealized gains incurred in connection with Qualified Risk Management Agreements;

(m) plus (to the extent otherwise deducted) any losses from operations held for sale and any foreign exchange losses;

(n) minus (to the extent otherwise included) any gains from operations held for sale and any foreign exchange gains;

(o) minus (to the extent otherwise included) any non-cash income and gains; and

(p) plus (to the extent otherwise deducted) any other non-cash expenses and losses.

"EEA Financial Institution" means (a) any credit institution or investment firm established in any EEA Member Country that is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country that is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country that is a Subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

"EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

"EEA Resolution Authority" means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

"Electronic Means" shall mean the following communications methods: e-mail, secure electronic transmission containing applicable authorization codes, passwords and/or authentication keys issued by the Offshore Collateral Agent, or another method or system (including the CDSX System or such similar system used by a global depository) specified by the Offshore Collateral Agent as available for use in connection with its services hereunder and under any other Credit Document to which it is a party.

"Enforcement Date" means the date on which the Administrative Agent notifies the Borrower, pursuant to Section 12.1, that all Indebtedness of the Obligors to the Lenders under the Credit Facility has become immediately due and payable or on which such Indebtedness automatically becomes due and payable pursuant to Section 12.1, whichever occurs first.

"Environmental and Social Agent" means, Société Générale, in its capacity as Environmental and Social Agent, or any successor in that capacity appointed pursuant to Section 13.12.

"Equity" means, at any particular time with respect to any Person, the amount which would in accordance with generally accepted accounting principles, be classified on the consolidated balance sheet of such Person at such time as shareholders' equity of such Person at such time.

"Equivalent" shall have the meaning ascribed to such term in Section 14.9.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

"Estimated Completion Amount" means, at any particular time, the amount of Project Costs which, at such time in the reasonable opinion of the Independent Technical Consultant and in coordination with the Administrative Agent and the Technical Agent, remain to be paid or incurred in order to achieve Completion.

"Estimated Completion Date" means, at any particular time, the date by which the Borrower expects to achieve Completion, as verified by the Independent Technical Consultant.

"Event of Default" means any one of the events set forth in Section 12.1.

"Excluded Accounts" means, collectively, the Mexican Excluded Account and the U.S. Excluded Account.

"Excess Cash Flow After Debt Service" for any Measurement Period shall mean the amount (if any) for that period by which (i) Cash Flow Available for Debt Service exceeds (ii) Debt Service Charges.

"Excess Equity Amount" means such amount spent by the Borrower on Project Costs (excluding any Project Cost Overruns) in excess of the Initial Required Equity Amount prior to the execution of the Initial Mandatory Gold Hedge/Mandatory CapEx FX Hedge (which, as of March 27, 2024 was REDACTED [amount redacted]).

"Excluded Swap Obligation" means, with respect to any Obligor, in its capacity as a guarantor of the Secured Obligations of the other Obligors under or in respect of any Guarantee, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Obligor of, or the grant by such Obligor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act (7 U.S.C. § 1 et seq.) (the "Commodity Exchange Act") or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Obligor's failure for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act and the regulations thereunder at the time such Guarantee of such Obligor or the grant of such security interest becomes effective with respect to such related Swap Obligation.  If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal.

"Excluded Taxes" means, with respect to any Finance Party or any other recipient of any payment to be made by or on account of any obligation of an Obligor hereunder (in each case, including any applicable lending office or branch thereof), (a) net income or franchise Taxes imposed on (or measured by) its taxable income or capital, in each case (i) by a jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or is located or in which its principal office is located, or (ii) by reason of any present or former connection between the jurisdiction (or any political subdivision thereof) imposing any such Tax and such recipient, other than any connection arising from such recipient having executed, delivered, become party to or performed its obligations under, or received payment under, or perfected a security interest under, or engaged in any other transaction pursuant to or enforced, this Agreement or any other Finance Document or sold or assigned an interest in any Loan or Finance Document or (b) any U.S. federal withholding tax imposed under FATCA.

"Existing Credit Agreement" shall have the meaning ascribed thereto in the recitals.

"Exposure" means, with respect to a particular Finance Party at a particular time, the amount of the Secured Obligations owing to such Finance Party at such time, determined by such Finance Party in good faith in accordance with Section 13.21.

"FATCA" means Sections 1471 through 1474 of the Code as in effect on the date hereof (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and, in each case, any current or future regulations or current official interpretations thereof.

"Feasibility Study" means the feasibility study with respect to the Project dated October 21, 2021.

"Federal Funds Effective Rate" means, for any particular day, the greater of (a) the rate calculated by the Federal Reserve Bank of New York based on such day's Federal funds transactions by depositary institutions (as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time) and published on the next succeeding Banking Day by the Federal Reserve Bank of New York as the Federal funds effective rate, and (b) 0%.

"Fee Letters" means, collectively, the fee letters entered into among the Joint Lead Arrangers, the Administrative Agent and the Borrower with respect to payment of certain fees.

"Finance Documents" means the Credit Documents, the Qualified Risk Management Agreements and the Cash Management Agreements.

"Finance Parties" means the Agents, the Lenders, the Qualified Risk Management Lenders and the Qualified Cash Management Lenders.

"Financial Assistance" means, with respect to any Person and without duplication, any loan to or Investment in or other form of direct or indirect financial support of any other Person or any obligation (contingent or other) intended to enable another Person to incur or pay any Indebtedness or to comply with agreements relating thereto or otherwise to assure or protect creditors of the other Person against loss in respect of Indebtedness of the other Person and includes any guarantee of the Indebtedness of the other Person and any absolute or contingent obligation:

(a) to advance or supply funds for the payment or purchase of any Indebtedness of any other Person;

(b) to purchase, sell or lease (as lessee or lessor) any property, assets, goods, services, materials or supplies primarily for the purpose of enabling any Person to make payment of Indebtedness or to assure the holder thereof against loss;

(c) to indemnify or hold harmless any creditor of any other Person from or against any losses, liabilities or damages in respect of any Indebtedness;

(d) to make a payment to another for goods, property or services regardless of the non-delivery or non-furnishing thereof; or

(e) to make an Investment in or to maintain the capital, working capital, solvency or general financial condition of another Person.

The amount of any Financial Assistance is the amount of any loan or Investment or direct or indirect financial support, without duplication, made or given, or all Indebtedness of the Obligor to which the Financial Assistance relates, unless the Financial Assistance is limited to a determinable amount, in which case the amount of the Financial Assistance is the determinable amount.

"Financial Closing Date" means October 6, 2023, being the date on which the Administrative Agent confirmed to the other parties hereto that the conditions to closing set out in Section 11.1 had been satisfied and/or waived by the Lenders.

"Fiscal Quarter" means any of the three month periods ending on the last day of March, June, September and December in each Fiscal Year.

"Fiscal Year" means the twelve month period ending on the last day of December in each year.

"Floor" means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to Adjusted Term SOFR.  For the avoidance of doubt, the initial Floor for Adjusted Term SOFR shall be 0.00% per annum

"Force Majeure" shall mean an act of God, labour dispute and industrial action of any kind (including a strike, interruption, slowdown and other similar action on the part of organized labour), a lockout, act of the public enemy, war (declared or undeclared), civil war, sabotage, blockade, revolution, riot, insurrection, civil disturbance, terrorism, epidemic, cyclone, tidal wave, landslide, lightning, earthquake, flood, storm, fire, adverse weather conditions, expropriation, nationalization, acts of eminent domain, volcanic explosion, explosion, breakage or accident to machinery or equipment or pipe or transmission line or other facility, embargo, inability to obtain or delay in obtaining equipment, materials or transport, or any other event whether similar to the foregoing or not which is not within the reasonable control of the Borrower.

"Forecast Period" means, with respect to any Calculation Date, the period consisting of all Measurement Periods following such Calculation Date to (and including) the Maturity Date.

"Forward Looking Debt Service Coverage Ratio" means, as at any Calculation Date, the ratio of:

(a) the sum of the forecasted CFADS for the four immediately proceeding Measurement Periods from such Calculation Date based on the Base Case Financial Model; divided by

(b) the sum of the forecasted Debt Service Charges for the four immediately proceeding Measurement Periods from such Calculation Date based on the Base Case Financial Model.

"FRB" means the Board of Governors of the Federal Reserve System of the United States of America.

"generally accepted accounting principles" or "GAAP" means, with respect to any Person, generally accepted accounting principles in Canada as in effect from time to time with respect to such Person, including International Financial Reporting Standards and for any Person located in Mexico normas de informacion financiera, issued by the Consejo Mexicano de Normas de Información Financiera, A.C., in effect from time to time.

"Gross Leverage Ratio" means, as at any Calculation Date, the ratio of:

(a) Total Indebtedness for the Measurement Period ending on such Calculation Date; divided by

(b) Rolling EBITDA for the Measurement Period ending on such Calculation Date.

"Guarantees" means the joint and several guarantees to be entered into by the Guarantors in favour of the Collateral Agents for the benefit of the Finance Parties, in form and substance satisfactory to the Administrative Agent and the applicable Collateral Agent, and pursuant to which each Guarantor shall guarantee all of the Secured Obligations of the other Obligors.

"Guarantors" means the Sponsor, Parent, the Canadian Affiliate, any Additional Guarantors and any Additional Sponsor Group Members.

"Historical CFADS" means, without duplication:

(a) for the first full Measurement Period occurring after the Completion Date, CFADS for that Measurement Period multiplied by four;

(b) for the second full Measurement Period occurring after the Completion Date, the sum of CFADS for that Measurement Period and the immediately preceding Measurement Period multiplied by two;

(c) for the third full Measurement Period occurring after the Completion Date, the sum of CFADS for that Measurement Period and the two immediately preceding Measurement Periods multiplied by 4/3; and

(d) for each Measurement Period thereafter, the sum of CFADS for that Measurement Period and the three immediately preceding Measurement Periods.

"Historical Debt Service Coverage Ratio" means, as at any Calculation Date, the ratio of:

(a) Historical CFADS for the Measurement Period ending on such Calculation Date; divided by

(b) Historical Debt Service Charges for the Measurement Period ending on such Calculation Date.

"Historical Debt Service Charges" means, without duplication:

(a) for the first full Measurement Period occurring after the earlier of (i) the Completion Date, and (ii) the first Initial Tranches Repayment Date, Debt Service Charges for that Measurement Period multiplied by four;

(b) for the second full Measurement Period occurring after the earlier of (i) the Completion Date, and (ii) the first Initial Tranches Repayment Date, the sum of Debt Service Charges for that Measurement Period and the immediately preceding Measurement Period multiplied by two;

(c) for the third full Measurement Period occurring after the earlier of (i) the Completion Date, and (ii) the first Initial Tranches Repayment Date, the sum of Debt Service Charges for that Measurement Period and the two immediately preceding Measurement Periods multiplied by 4/3; and

(d) for each Measurement Period thereafter, the sum of Debt Service Charges for that Measurement Period and the three immediately preceding Measurement Periods.

"Indebtedness" of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices (but in any event less than 90 days), (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iii) obligations of such Person under any Capital Lease, (iv) contingent obligations of such Person in respect of any letter of credit, bank guarantee or surety bond except to the extent collateralized by cash or Cash Equivalents, (v) to the extent accelerated, the Out-of-the-Money Derivative Exposure of such Person, (vi) commodity loans, (vii) the amount of any upfront payment from any metal stream, pre-paid commodity hedge or pre-paid forward agreement for goods that have yet to be delivered, regardless of the accounting treatment of same, and (viii) all Financial Assistance granted by the Person, including the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (vii).

"Indemnified Liabilities" shall have the meaning ascribed thereto in Section 7.5(a) or Section 7.5(b), as applicable.

"Indemnified Parties" shall have the meaning ascribed thereto in Section 7.5(a).

"Indemnified Taxes" means all Taxes other than Excluded Taxes.

"Independent Consultant" means any independent consultant or other expert appointed by the Administrative Agent on the instruction of the Lenders and (at any time when no Default or Event of Default shall have occurred and be continuing) following consultation with the Borrower, to advise and report to the Administrative Agent and the Lenders on such matters as it or they may require in connection with the Finance Documents, the Obligors, their businesses or operations, the Material Project Documents, the Mining Claims and Leases or the Project.

"Independent Environmental and Social Consultant" means RPM Global Canada Limited or such other independent consultant as the Lenders may appoint, provided that, for certainty, if the Lenders (in their sole discretion) are not satisfied with the first IESC Environmental Monitoring Report received from RPM Global Canada Limited, the Lenders shall have the unilateral right to terminate the engagement with the RPM Global Canada Limited and appoint a replacement independent consultant of their choosing, in each case, in consultation with the Borrower, the Technical Agent and the Environmental and Social Agent from time to time.

"Independent Technical Consultant" means RPM Global Canada Limited or such other independent technical consultant as the Lenders may appoint, in consultation with the Borrower, the Technical Agent and the Environmental and Social Agent from time to time.

"Individual Commitment" means, with respect to a particular Lender, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to, as applicable, 2.3, 7.3 and 14.5 as the individual commitment of such Lender.

"Initial Annual Construction and Operating Budget" means the construction and operating budget for the Project with file name REDACTED [confidential information] and dated August 15, 2023, which includes a more detailed monthly version of the information and figures for the corresponding year of the Mine Plan and Base Case Financial Model approved by the board of directors of the Borrower.

"Initial Base Case Financial Model" means the Base Case Financial Model dated September 26, 2023 with file name REDACTED [confidential information] and delivered by the Borrower to the Administrative Agent, which Base Case Financial Model has been approved by the Joint Lead Arrangers in consultation with the Independent Technical Consultant, which Base Case Financial Model is based on the Mine Plan and includes the "Project Sources and Uses" as summarized in Schedule Q.

"Initial Mandatory Gold Hedge/Mandatory CapEx FX Hedge" shall have the meaning ascribed thereto pursuant to Section 11.2.

"Initial Mandatory Hedges" shall have the meaning ascribed thereto in Schedule N.

"Initial Mine Plan" means the life of mine development and operating plan for the Project dated June 2023, which life of mine development and operating plan for the Project has been approved by the Joint Lead Arrangers in consultation with the Independent Technical Consultant.

"Initial Required Equity Amount" means the aggregate of (i) REDACTED [amount redacted] provided that such amount shall include amounts spent on Capital Expenditures prior to the execution of the Initial Mandatory Gold Hedge/Mandatory CapEx FX Hedge (which, as of June 30, 2023 was REDACTED [amount redacted]), and (ii) the Top-Up Equity Amounts, if and to the extent required under Section 10.3(ee).

"Initial Tranches" means, collectively, Tranche One and Tranche Two, and "Initial Tranche" means either of them.

"Initial Tranches Commitment Fee" shall have the meaning ascribed thereto in Section 6.5(a).

"Initial Tranches Repayment Date" shall have the meaning ascribed thereto in Section 8.1.

"Initial Tranches Scheduled Repayment" shall have the meaning ascribed thereto in Section 8.1.

"Insurance Consultant" means Arthur J Gallagher (UK) Limited or such other insurance consultant as the Lenders may appoint, in consultation with the Borrower, from time to time.

"Insurance Prepayment Amount" means an amount equal to the gross cash proceeds received by or on behalf of an Obligor (other than each Sponsor Group Member) in respect of an Insurance Prepayment Trigger Event less the sum of:

(a) the amount, if any of all Taxes paid or estimated to be payable by or on behalf of each Obligor (other than each Sponsor Group Member) in connection with such Insurance Prepayment Trigger Event; and

(b) reasonable and customary fees, commissions, expenses and other costs paid by or on behalf of each Obligor (other than each Sponsor Group Member) in connection with such Insurance Prepayment Trigger Event.

"Insurance Prepayment Trigger Event" means the receipt by the Borrower or any Additional Guarantor of any insurance proceeds in excess of $1,000,000 or the Equivalent thereof, where such proceeds or any portion thereof have not been used or committed by the Borrower or any Additional Guarantor to repair or replace such assets within 270 days of the Borrower or any Additional Guarantor's receipt thereof providing that such repairs or replacement assets will generate materially the same performance as those used prior to such insurance claim, provided that, notwithstanding the foregoing, in the case of insurance proceeds in excess of $3,000,000 or the Equivalent thereof, the Borrower or any Additional Guarantor shall seek the prior written consent of the Lenders prior to the use or commitment of any such proceeds or any portion thereof.

"Intellectual Property" shall mean all issued patents and patent applications, industrial design registrations, trade-marks, registrations and applications therefor, trade-names and styles, logos, copyright registrations and applications therefor, all of the foregoing owned by or licensed to the Borrower or any Additional Guarantor and used in or necessary to the operation of its business.

"Intercompany Loans" means any Indebtedness (including any intercompany loans) owing by the Borrower to any Sponsor Group Member or any Subsidiaries of the Sponsor (other than the Borrower) but excluding outstanding intercompany payable balances owing by the Borrower to any Sponsor Group Member or any Subsidiaries of the Sponsor (other than the Borrower) incurred in the ordinary course of business and payable in accordance with customary practices not exceeding $500,000 in the aggregate at any one time, which Indebtedness as at the date hereof is accurately set forth in Section 15 of the Borrower's Perfection Certificate delivered pursuant to Section 11.1(b)(vii) and any guarantee fees payable by the Borrower in connection with this Agreement.

"Interest Expenses" means, for any particular period, the amount which would in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Sponsor for such period as gross interest expenses (including, for the avoidance of doubt, issuance fees with respect to letters of credit).

"Interest Income" means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Sponsor for such period as interest accrued on income of the Sponsor during such period.

"Interest Period" means, in the case of any Loan, the applicable period for which interest on such Loan shall be calculated pursuant to Article 6.

"Interest Service Coverage Ratio" means, as at any Calculation Date, the ratio of:

(a) Rolling EBITDA for the Measurement Period ending on such Calculation Date; divided by;

(b) Rolling Interest Service for the Measurement Period ending on such Calculation Date.

"Investment" shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude (i) any Acquisition, (ii) any acquisition of tangible personal property, (iii) any capital or exploration expenditures, and (iv) accounts receivable arising from sales or services rendered in the ordinary course of business.

"Joint Lead Arrangers" means ING Capital LLC and Société Générale.

"Lenders" means the individual financial institutions set out and described in Schedule A, as amended from time to time and "Lender" means any of the Lenders.

"Lien" means any deed of trust, mortgage, charge, hypothec, assignment, pledge, security trust (fideicomiso de garantía), lien, vendor's privilege, vendor's right of reclamation, security interest, deemed trust or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by operation of law (statutory or otherwise), that secures the payment of any Indebtedness or liability or the observance or performance of any obligation (including any agreement to give any of the foregoing).

"Life of Mine" shall mean the period during which Proven and Probable Reserves of the Project are planned to be extracted in part or in full and the Project is to be operated in accordance with the Mine Plan.

"LNG Agreement" means the amended and restated purchase and sale agreement dated September 27, 2023 between the Borrower and REDACTED [name redacted].

"Loan" means monies lent by the Lenders to the Borrower in United States dollars and upon which interest accrues at a rate based on Adjusted Term SOFR.

"Loan Life Coverage Ratio" means, at any Calculation Date and without duplication, the ratio of:

(a) Aggregate Discounted CFADS for the Forecast Period immediately following such Calculation Date to (and including) the Maturity Date;

divided by

(b) the difference of:

(i) the aggregate Indebtedness of the Borrower on a consolidated basis (excluding any such Indebtedness that is fully subordinated and postponed to the Credit Facility and having a maturity no earlier than 12 months after the Maturity Date) as at such Calculation Date, and

(ii) on such Calculation Date, the then current outstanding credit balances in the Debt Service Reserve Account;

with the calculation of such ratio being made with reference to the Base Case Financial Model.

"Majority Lenders" means if, at any time, there are

(a) three or more Lenders, such group of Lenders whose Individual Commitments aggregate at least two-thirds of the Total Commitment Amount of the Credit Facility at such time, or

(b) less than three Lenders, all Lenders.

"Mandate Agreement" shall have the meaning ascribed thereto in Schedule F.

"Mandatory CapEx FX Hedges" shall have the meaning ascribed thereto in Schedule N.

"Mandatory OpEx FX Hedges" shall have the meaning ascribed thereto in Schedule N.

"Mandatory FX Hedges" shall have the meaning ascribed thereto in Schedule N.

"Mandatory Gold Hedges" shall have the meaning ascribed thereto in Schedule N.

"Mandatory Hedges" shall have the meaning ascribed thereto in Schedule N.

"Mandatory Silver Hedge" shall have the meaning ascribed thereto in Schedule N.

"Margin" means, (i) with respect to Loans advanced under the Initial Tranches, (x) at all times from the Financial Closing Date up to and including the Completion Date, a rate per annum of 4.50%, (y)  at all times from but not including the Completion Date up to and including the 5th anniversary of the Financial Closing Date, a rate per annum of 3.75% and (z) commencing on the day immediately following the 5th anniversary of the Financial Closing Date until the 9th anniversary of the Financial Closing Date, a rate per annum of 4.25%, and (ii) with respect to Loans advanced under Tranche Three, a rate per annum of 4.50%. In addition, at any time that an Event of Default occurs and is continuing, the applicable Margin shall be increased by an additional 2.00%, which increase shall take effect immediately upon the Administrative Agent notifying the Borrower in writing of the applicable Event of Default.

"Material Adverse Change" means any change of circumstances or event (or series of changes or events) which causes a Material Adverse Effect.

"Material Adverse Effect" means a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively, result in a material adverse effect) on:

(a) the business, operations, properties, assets, prospects or condition (financial or otherwise) of the Obligors and the Project, taken as a whole;

(b) the ability of any Obligor to perform its obligations in any respect under the Transaction Documents to which it is a party and, for the purposes of the definition of "Material Adverse Change" only, taken as a whole, subject always to any Replacement Rights with respect to Material Project Documents as set forth herein; or

(c) the ability of any Finance Party to enforce its rights in any respect under the Finance Documents and, for the purposes of the definition of "Material Adverse Change" only, taken as a whole.

Following the Completion Date, paragraph (a) of this definition as it relates to any Sponsor Group Member shall only consider the Shares of the Borrower owned by each Sponsor Group Member.

"Material Project Documents" shall mean collectively, the agreements listed in Schedule K hereto and, after the execution and delivery of this Agreement, each Additional Material Project Document, any Change Order (whether a Permitted Change Order or a Change Order that has otherwise been consented to by the Majority Lenders in writing in accordance with Section 13.4(a)) and any replacement Material Project Document resulting from the Borrower exercising its Replacement Rights.

"Maturity Date" means December 31, 2031.

"Measurement Period" means, with respect to any Calculation Date, the three preceding calendar month period ending on such Calculation Date.

"Mexican Account Bank" means Banco Monex, S.A., Institución de Banca Múlitple,Monex Grupo Financiero (or such other Mexican finance institution as may otherwise be agreed upon from time to time by the Administrative Agent and the Borrower).

"Mexican Agreement Amendments" shall have the meaning ascribed thereto in Section 10.3(jj).

"Mexican Anti-Corruption Laws" means all federal or state laws and regulations relating to bribery or corruption, including without limitation, the Mexican National Anticorruption System Law (Ley General del Sistema Nacional Anticorrupción), the Mexican General Administrative Liabilities Law (Ley General de Responsabilidades Administrativas) and the Federal Penal Code (Código Penal Federal), in each case, as amended from time to time.

"Mexican Excluded Account" means the Mexican peso account no. REDACTED [account number redacted] of the Borrower maintained with BBVA Bancomer S.A. in Durango, Durango, Mexico.

"Mexican Guarantee Agreement" means the Guarantee Agreement dated as of the Financial Closing Date entered into between the Onshore Collateral Agent and the Borrower governed by the laws of Mexico.

"Mexican Mining Law Amendments" means the amendments to the Mining Law (Ley de Minería), the General Law on Ecological Balance and the Protection to the Environment (Ley General del Equilibrio Ecológico y la Protección al Ambiente), the National Waters Law (Ley de Aguas Nacionales),and the General Law for the Prevention and Comprehensive Management of Wastes (Ley General para la Prevención y Gestión Integral de los Residuos), published in the Mexican Federal Official Gazette (Diario Oficial de la Federación) on May 8, 2023.

"Mexican Operating Account" means account no. REDACTED [account number redacted] of the Borrower maintained with the Mexican Account Bank.

"Mexican Pledge Agreement (All Assets)" shall have the meaning ascribed thereto in Schedule F.

"Mexican Pledge Agreement Amendments" shall have the meaning ascribed thereto in Section 10.3(jj).

"Mexican Pledge Agreement (Mining Concessions)" shall have the meaning ascribed thereto in Schedule F.

"Mexican Pledge Agreement (Mining Concessions) Authorization" means authorization from the Mexican Ministry of Economy (Secretaría de Economía) in respect of the granting of a first priority Lien by the Borrower in favour of the Onshore Collateral Agent in the Mining Concessions as provided in the Mexican Pledge Agreement (Mining Concessions).

"Mexican Pledge Agreement (Mining Concessions) Deliverables" shall have the meaning ascribed thereto in Section 10.3(dd).

"Mexican Pledge Agreement (Mining Concessions) Effective Date" means the date of receipt by the Onshore Collateral Agent of the Mexican Pledge Agreement (Mining Concessions) Deliverables.

"Mexican Proceeds Account" means Mexican peso account no. REDACTED [account number redacted] of the Borrower maintained with the U.S. Account Bank in New York, New York and designated as the "Mexican Proceeds Account".

"Mexican Royalties" means, collectively, the 2% royalty payable to Industrial Minera México, S.A. de C.V. in regards to San Sebastián mining lot concessions 4, 7, 6, 8, 5, 10, 9, 2, 3, 1 and the 0.5% net smelter return royalty payable to the government of Mexico.

"Mexican Stock Pledge Agreement" shall have the meaning ascribed thereto in Schedule F.

"Mexico" means the United Mexican States.

"Mine Plan" means, at any particular time prior to the written approval by the Lenders and the Administrative Agent (pre-Completion) and the Majority Lenders and the Administrative Agent (post-Completion) in consultation with the Independent Technical Consultant of an updated Mine Plan, the Initial Mine Plan and, thereafter, the most recently updated Mine Plan delivered by the Borrower to the Administrative Agent which has been approved in writing by the Lenders (pre-Completion) and the Majority Lenders (post-Completion) in consultation with the Independent Technical Consultant.

"Mining Claims and Leases" means the mining claims, the Mining Concessions and temporary occupation agreements (leases) set out in Schedule 5 to the Borrower's Perfection Certificate, as the same may be amended, modified, supplemented or replaced from time to time in accordance with the provisions hereof.

"Mining Concessions" means the mining concessions (concesiones mineras) evidenced by mining concession certificates (títulos de concesión minera) set out in Schedule 5 to the Borrower's Perfection Certificate, as the same may be amended, modified, supplemented or replaced from time to time in accordance with the provisions hereof.

"Moody's" means Moody's Investors Service, Inc. or any successor by merger or consolidation to its business.

"Net Income" means, for any particular Measurement Period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Sponsor for such Measurement Period as the net income of the Sponsor excluding any extraordinary items.

"Non-FATCA Compliant Lender" means any Lender hereunder who is in breach of its obligations under FATCA.

"Notes" means any promissory note (pagaré) which qualifies as a título de crédito under Mexican law, governed by Mexican law, issued by the Borrower, as issuer (suscriptor), and each Guarantor por aval, as applicable, to the Lenders, each substantially in the form of Schedule S, evidencing the obligation of the Borrower to repay the Loans and Base Rate Loans of the relevant Lender, and "Note" means any one of such promissory notes.

"Obligors" means the Borrower and the Guarantors.

"Official Body" means any federal, national, state or municipal government or government of any political subdivision thereof, or any agency, public registry, authority, board, central bank, monetary authority, commission, department or instrumentality thereof (including any supra-national bodies such as the European Union), or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic, in each case with jurisdiction applicable to any Obligor.

"Offtake Agreements" means

(a) REDACTED [commercially sensitive information redacted]; and

(b) any other offtake arrangements or agreements entered into by the Borrower for the sale of the Product from the Project;

in each case, which have been approved in writing by the Lenders and in form and substance satisfactory to the Administrative Agent and Technical Agent acting reasonably.

"Offshore Collateral Agent" means The Bank of New York Mellon, in its capacity as Offshore Collateral Agent of the Finance Parties, and any successor thereto pursuant to Section 13.12.

"Onshore Collateral Agent" means Banco Monex, S.A., Institución de Banca Múltiple, Monex Grupo Financiero, in its capacity as Onshore Collateral Agent of the Finance Parties, and any successor thereto pursuant to Section 13.12.

"Operating Expenditures" shall mean, for any particular period and without duplication, those cash expenditures of the Borrower on a consolidated basis for mining for, and processing, milling and transportation and smelting and refining of, Product (including, for certainty, all aspects of operation of the Project) and for all consolidated general and administrative costs, all calculated in accordance with generally accepted accounting principles and the Base Case Financial Model.

"Operating Reserve Account" means account no. REDACTED [account number redacted] of the Borrower maintained with the U.S. Account Bank in New York and designated as the "Operating Reserve Account".

"Operating Reserve Minimum" means, at any particular time from and including the Completion Date, the aggregate projected Operating Expenditures, Taxes and working capital adjustments for the next 60 days determined with respect to the Base Case Financial Model.

"Other Taxes" shall have the meaning ascribed thereto in Section 7.6(b).

"Out-of-the-Money Derivative Exposure" has the meaning given to it in the definition of "Derivative Exposure".

"ORA Excess" shall have the meaning ascribed thereto in Section 10.3(n).

"Parent" means Endeavour Gold Corporation, S.A. de C.V., a sociedad anónima de capital variable incorporated under the laws of Mexico.

"Participant" shall have the meaning ascribed thereto pursuant to Section 14.5.

"Participation" shall have the meaning ascribed thereto pursuant to Section 14.5.

"Patriot Act" shall have the meaning ascribed thereto pursuant to Section 14.16.

"Payment" shall have the meaning ascribed thereto in Section 7.6(a).

"Perfection Certificate" means, in respect of each Obligor, the certificate of a Senior Officer of such Obligor, addressed to the Administrative Agent, in form and substance satisfactory to the Administrative Agent and pursuant to which certain factual matters relating to such Obligor and the Secured Assets of such Obligor are certified true and correct in all material respects, together with all schedules and exhibits attached thereto or referred to therein, as the same may be updated from time to time pursuant to Section 10.1(a).

"Period End Date" means the last day of an Interest Period.

"Permitted Acquisitions" means (i) any Acquisition set out in Schedule T and (ii) any Acquisition by a Sponsor Group Member whereby the total consideration in respect of such Acquisition, together with the amounts of all other Acquisitions (other than those set out in Schedule T) and the amount of all Permitted Investments, do not in aggregate exceed REDACTED [amount redacted] from the date hereof to the Trigger Date, provided that the aforementioned Acquisitions set out in (i) and (ii) satisfy all of the following conditions:

(a) the business of the entity being acquired is (in the case of a share Acquisition), or the assets being acquired are used in or relate to (in the case of an asset Acquisition), a business engaged in the exploration or mining of base or precious metals,

(b) the sole consideration for such Acquisition is shares of the Sponsor or the proceeds from (i) additional Equity issued by a Sponsor Group Member, (ii) business and operations of such Sponsor Group Member (excluding, for certainty, proceeds derived from the business and operations of the Borrower), (iii) Permitted Indebtedness incurred pursuant to clause (d) of the definition thereof, (iv) Distributions permitted pursuant to the terms hereof and/or (v) distributions from other Subsidiaries or Affiliates of the Sponsor that are not Obligors;

(c) no Default or Event of Default exists at the time of such Acquisition or would arise immediately after such Acquisition as a result thereof;

(d) the financial covenants set out in Sections 10.2(e), 10.2(f) and 10.2(g) would be met, on a pro forma basis, immediately after giving effect to the implementation of any such proposed Acquisition; and

(e) the assets acquired are situate in, or the entity acquired is incorporated or otherwise formed in, Canada, Chile, Colombia, Mexico, Peru and the United States of America.

"Permitted Change Order" means any Change Order designated in writing by the Administrative Agent to the Borrower to be non-material to the development, financing, construction, commissioning, management and operation of the Project as determined by the Administrative Agent using its reasonable discretion and acting in consultation with the Technical Agent, provided that, Change Orders contemplating or relating to any of the following shall be automatically designated as material to the development, financing, construction, commissioning and management and operation of the Project, will not be designated as Permitted Change Orders and will require the prior written consent of the Majority Lenders in accordance with Section 13.4(a):

(a) amendments, supplements or modifications to any provision of a Material Project Document:

(i) relating to the payment of liquidated damages, warranties, liabilities, performance tests, content of performance bonds or guarantees or the payment schedule;

(ii) relating to the timing of posting of performance bonds or guarantees, except an extension of the term or duration of such performance bonds or guarantees not exceeding three months, which is the result of, and corresponds with, a Permitted Change Order that results in a change in the term or duration of the Material Project Document to which such performance bonds or guarantees relates;

(iii) relating to the amount of performance bonds or guarantees required to be posted, other than a change to such amount which is the result of, and corresponds with, a Permitted Change Order that results in a change in Project Costs to be incurred in connection with the Material Project Document to which such performance bonds or guarantees relates;

(iv) that materially amends the technical specifications of the Project;

(v) that could lead to revocation, suspension, cancellation or material adverse modification of any Project Authorization;

(vi) that could have a material impact the ability to achieve Completion by the Project Longstop Date;

(vii) that supersede, conflict with or are inconsistent with the terms of the corresponding Direct Agreement for such Material Project Document, except as it relates to the terms of the applicable Direct Agreement that restrict amendments, supplements or other modifications to Material Project Documents without consent from the Onshore Collateral Agent; or

(viii) that give rise to additional Project Costs in excess of REDACTED [amount redacted];

(b) settle any dispute or claim under a Material Project Document or compromise or settle any liability, in either case that result in payment in excess of REDACTED [amount redacted] becoming due from the Borrower.

"Permitted Increase" shall have the meaning ascribed thereto pursuant to Section 10.4(w).

"Permitted Indebtedness" means, any one or more of the following:

(a) the Secured Obligations;

(b) Indebtedness of the Obligors (other than each Sponsor Group Member) outstanding under Capital Leases (other than the REDACTED [name redacted] Equipment Loans) or Purchase Money Indebtedness (other than the REDACTED [name redacted] Equipment Loans), provided that, at any particular time, the aggregate amount of such Indebtedness shall not exceed REDACTED [amount redacted];

(c) Intercompany Loans owing by the Borrower subordinated and postponed pursuant to a Subordination and Postponement Agreement;

(d) unsecured Indebtedness of a Sponsor Group Member to a Subsidiary of the Sponsor;

(e) trade payables and other accrued liabilities incurred by the Obligors in the ordinary course of their respective business;

(f) [Reserved];

(g) the REDACTED [name redacted] Equipment Loans, provided that, at any particular time, the aggregate amount of such Indebtedness (including under Capital Leases and Purchase Money Indebtedness in connection therewith) shall not exceed REDACTED [amount redacted] and such Indebtedness is subject to the REDACTED [name redacted] Equipment Loans Intercreditor Agreement;

(h) Indebtedness;

(i) incurred or recorded in connection with reclamation/ remediation/ environmental obligations of the Obligors including bonding facilities (including, for avoidance of doubt, reclamation/stockpile bonding facilities) provided the same are subject to either (x) a mutually acceptable intercreditor or subordination agreement; or (y) secured solely by cash collateral; and

(ii) in respect of surety or performance bonds, letters of credit or bank guarantees (A) in favour of a public utility or any other Official Body when required by such utility or other Official Body in connection with the operations of the Borrower (including for government administered tax requirements and commodities such as power, fuel and chemicals in the ordinary course of business), and (B) in favour of any Official Body in connection with authorizations and construction in the ordinary course of business provided in each case the same are secured solely by cash collateral;

(i) [Reserved];

(j) any Financial Assistance provided by the Sponsor Group not otherwise prohibited under Section 10.4(t);

(k) contingent obligations of an Obligor under any guarantee or other agreement assuring payment of any of (a) through (j) above;

(l) other Indebtedness of the Sponsor Group not otherwise constituting other Permitted Indebtedness in an aggregate amount not exceeding REDACTED [amount redacted] at any particular time;

(m) any other Indebtedness of the Obligors permitted in writing by the Administrative Agent, acting on the instructions of the Majority Lenders;

"Permitted Investments" means:

(a) an Investment by a Sponsor Group Member in cash;

(b) an Investment by a Sponsor Group Member in another Obligor;

(c) Investments existing on the date hereof and set out in the Perfection Certificates; and

(d) subject to compliance with Section 10.4(h), other Investments by the Sponsor Group provided that the source of payment by such Sponsor Group Member, as applicable, for such other Investments are the proceeds from (i) additional Equity issued by such Sponsor Group Member, (ii) business and operations of such Sponsor Group Member (excluding, for certainty, proceeds derived from the business and operations of the Borrower), (iii) Permitted Indebtedness incurred pursuant to clause (d) of the definition thereof, (iv) Distributions permitted pursuant to the terms hereof and/or (v) distributions from other Subsidiaries or Affiliates of the Sponsor that are not Obligors;

provided further, that (x) the Project remains fully funded, (y) no Default or Event of Default has occurred and is continuing, in each case, at the time of such Investment nor would occur as a result of such Investment, and (z) the total amount of all such Investments, together with the amount of all Permitted Acquisitions (excluding any Acquisition set out in Schedule T), shall not exceed in the aggregate REDACTED [amount redacted] from the date hereof to the Trigger Date.

"Permitted Liens" means any one or more of the following with respect to the property and assets of the Obligors:

(a) the Security;

(b) Liens for Taxes not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(c) the Lien of any judgment or award rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(d) Liens and charges incidental to construction or current operations (including, without limitation, carrier's, warehousemen's, mechanics', materialmen's and repairmen's Liens) which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(e) restrictions, easements, rights of way, servitudes or other similar rights in land (including, without limitation, rights of way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved by other persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Obligor, of the property subject to such restrictions, easements, rights of way, servitudes or other similar rights in land granted to or reserved by other Persons;

(f) the right reserved to or vested in any Official Body by the terms of any lease, licence, franchise, grant or permit acquired by any Obligor or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(g) any Lien resulting from the deposit of cash or securities (i) in connection with bids, leases, performance bonds, contracts, tenders or expropriation proceedings, or (ii) to secure workers' compensation, surety or appeal bonds, letters of credit, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics', warehouseman's, carriers' and other similar liens or construction and mechanics' and other similar Liens arising in the ordinary course of business;

(h) security given to a public utility or other Official Body when required by such utility or other Official Body in connection with the operations of any Obligor, all in the ordinary course of business;

(i) the restrictions, exceptions, reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from the Crown or other Official Body, and any statutory and common law limitations, exceptions, reservations and qualifications;

(j) title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(k) applicable municipal and other Official Body restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(l) Liens on the Product or the proceeds of sale of the Product arising or granted pursuant to the Offtake Agreement entered into in the ordinary course and upon usual market terms, but only insofar as such Liens relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and as to which appropriate reserves are being maintained in accordance with GAAP;

(m) Liens securing Indebtedness arising under clause (b) of the definition of Permitted Indebtedness (but only to the extent such Liens are limited to the relevant equipment and/or asset);

(n) undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given to an Obligor in accordance with Applicable Law or which although filed or registered, relate to obligations not due and delinquent;

(o) the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property;

(p) REDACTED [confidential information];

(q) [Reserved];

(r) [Reserved];

(s) the REDACTED [name redacted] Equipment Loans Lien, provided that such Lien remains subject to the REDACTED [name redacted] Equipment Loans Intercreditor Agreement;

(t) Liens on any property or assets acquired by any Obligor which existed prior to the acquisition thereof by the Obligor, provided that (i) such Lien is not created in contemplation of or in connection with any Permitted Acquisition or Permitted Investment, (ii) such Lien shall not apply to any other property or assets of the Obligor nor to any Shares of the Borrower owned by any Sponsor Group Member, and (iii) such Lien shall secure only Indebtedness permitted hereunder;

(u) Liens granted to secure Indebtedness under clause (i) of the definition of "Permitted Indebtedness" provided that (i) such Liens at all times rank subordinate to the Liens granted to the Finance Parties by the Sponsor Group, and  (ii) such Lien shall not apply to any other property or assets of any Obligor (other than a Sponsor Group Member) nor to any Shares of the Borrower owned by any Sponsor Group Member;

(v) Liens on any property or assets which are not Secured Assets; and

(w) any other Liens permitted in writing by the Administrative Agent, acting on the instructions of the Majority Lenders.

"Permitted PCOF Usage" means the use of the Tranche One PCOF Collateral by the Borrower to pay for Project Costs (excluding Project Cost Overruns) prior to the Tranche Two PCOF Funding Date.

"Permitted PCOF Usage Amount" means the amount of the Tranche One PCOF Collateral used by the Borrower as a Permitted PCOF Usage.

"Person" means any natural person, corporation, limited liability company, firm, fideicomiso, partnership, limited partnership, limited liability partnership, joint venture, joint stock company, incorporated or unincorporated association, Official Body or any other entity, whether acting in an individual, fiduciary or other capacity.

"Pre-Completion Revenue" means, at any particular date, the aggregate revenue from the sale of Product forecast to be received from such date up to the Estimated Completion Date, by reference to the then applicable Base Case Financial Model.

"Prepayment Notice" shall have the meaning ascribed thereto in Section 8.5.

"Pro Rata Share" means, at any time, the ratio of the Individual Commitment of such Lender at such time to the aggregate of the Individual Commitments of all of the Lenders at such time.

"Proceeds Account" means the Mexican Proceeds Account and the U.S. Proceeds Account, as applicable.

"Proceeds of Realization" means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets or received from an Obligor pursuant to a Credit Document (i) after any Enforcement Date, (ii) upon any dissolution, liquidation, winding-up, reorganization, bankruptcy, insolvency or receivership of any Obligor (or any other arrangement or marshalling of the Secured Assets that is similar thereto) or (iii) upon the enforcement of, or any action taken with respect to this Agreement, the Guarantees or the Security Documents.  For greater certainty, insurance proceeds derived as a result of the loss or destruction of any of the Secured Assets or cash or non-cash proceeds derived from any expropriation or other condemnation of any of the Secured Assets shall not constitute Proceeds of Realization prior to the Enforcement Date.

"Product" means the Borrower's present and future right, title and interest in and to all gold, silver and other saleable metals, minerals and concentrates mined, extracted or derived from the Project in whatever form or state of processing.

"Project" means, collectively, all properties, assets and other rights (including, without limitation, with respect to electricity, water, access and land), whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Borrower which assets are used or intended for use in or forming part of the project for the development of the Terronera gold and silver project  located in the state of Jalisco, Mexico including for such purposes all real estate and plant, property and equipment associated therewith and located in Mexico and all concessions, mining claims, mining leases and Authorizations related thereto.

"Project Authorizations" shall mean, collectively, the Authorizations necessary for the construction, operation, development, financing and management of the Project and the production, transportation, processing and sale of Product produced at the Project (including all Environmental Licenses) being, as of the date hereof, the Authorizations that are listed at Schedule M hereto and, after the date hereof, each Additional Project Authorization and any replacement of any thereof.

"Project Cost Overrun" means, at any particular time, the greater of (i) the amount by which the Estimated Completion Amount at such time exceeds the Project Sources less the amount of the Project Cost Overrun Funding required to be in place at such time, and (ii) the maximum cash shortfall projected to occur in the Proceeds Accounts at any time prior to Completion, in each case with reference to the most recent Base Case Financial Model and the Annual Construction and Operating Budget, in each case, as approved by the Lenders (with respect to the execution of the Mandatory Gold Hedges and the Mandatory CapEx FX Hedges and the initial extension of credit under each Tranche) and the Majority Lenders (in the case of all subsequent extensions of credit under each Tranche and the Cost to Complete Certificates delivered pursuant to Section 10.1(a)(ix) and confirmed by the Independent Technical Consultant).

"Project Cost Overrun Funding" means

(a) prior to the execution of the Initial Mandatory Gold Hedge/Mandatory CapEx FX Hedge, cash collateral held by the Borrower or letter of credit issued by a Canadian financial institution, with a credit rating by a Rating Agency of A- or equivalent acceptable to the Administrative Agent, such letter of credit to be in form and substance satisfactory to the Administrative Agent, in each case, in an amount not less than $24,000,000 less any Excess Equity Amount and any Project Cost Overruns funded by the Project Cost Overrun Funding, provided that the Project Cost Overrun Funding shall not be negative;

(b) prior to the initial drawdown under Tranche One of the Credit Facility, cash collateral held by the Borrower or letter of credit issued by a Canadian financial institution, with a credit rating by a Rating Agency of A- or equivalent acceptable to the Administrative Agent, such letter of credit to be in form and substance satisfactory to the Administrative Agent, in each case, in an amount not less than $24,000,000 less any Excess Equity Amount and any Project Cost Overruns funded by the Project Cost Overrun Funding, provided that the Project Cost Overrun Funding shall not be negative;

(c) immediately following the initial drawdown under Tranche One of the Credit Facility, cash collateral held by the Borrower or letter of credit issued by a Canadian financial institution, with a credit rating by a Rating Agency of A- or equivalent acceptable to the Administrative Agent, such letter of credit to be in form and substance satisfactory to the Administrative Agent, in each case, in an amount not less than $24,000,000;

(d) prior to the initial drawdown under Tranche Two of the Credit Facility, (i) cash collateral held by the Borrower or letter(s) of credit issued by a Canadian financial institution, with a credit rating by a Rating Agency of A- or equivalent acceptable to the Administrative Agent, such letter(s) of credit to be in form and substance satisfactory to the Administrative Agent, in each case, in an aggregate amount not less than $27,900,000, less the Additional Excess Equity Amount, the Temporary PCOF Allowance and the Permitted PCOF Usage Amount, provided that the Project Cost Overrun Funding under this sub-paragraph (i) shall not be negative, and (ii) cash collateral in an amount not less than $20,000,000 held by the Sponsor; and

(e) by the Tranche Two PCOF Funding Date, (i) cash collateral held by the Borrower or letter(s) of credit issued by a Canadian financial institution, with a credit rating by a Rating Agency of A- or equivalent acceptable to the Administrative Agent, such letter(s) of credit to be in form and substance satisfactory to the Administrative Agent, in each case, in an aggregate amount not less than $27,900,000, and (ii) cash collateral in an amount not less than $20,000,000 held by the Sponsor, in each case, to be used solely to pay (A) Project Costs designated as Project Cost Overruns, (B) prior to the availability of the Credit Facility only, Project Costs constituting Excess Equity Amounts, and (C) prior to the Tranche Two PCOF Funding Date, Project Costs (excluding Project Cost Overruns) pursuant to Permitted PCOF Usage. For certainty, following the initial drawdown of Tranche One the Project Cost Overrun Funding shall not be used to fund Project Costs constituting Excess Equity Amounts.

"Project Costs" shall mean all costs and expenses incurred or anticipated to be incurred, directly or indirectly, from REDACTED [date redacted] by the Borrower to finance and complete the Project and achieve Completion in the manner contemplated by the Base Case Financial Model including, without limitation, all costs and expenses incurred in connection with the design, equipment procurement, installation, construction and start-up of the Project, acquisition of an inventory of initial supplies, operating and administrative expenses during construction and start-up, initial working capital, Debt Service Charges and any hedge settlement amounts forecast (with reference, as concerns the Mandatory Gold Hedges, to the assumptions set out in Schedule J) paid or to be paid by the Borrower prior to Completion (with reference to the most recent Base Case Financial Model), related fees and expenses of advisors, funding of the Debt Service Reserve Minimum and Operating Reserve Minimum, other related fees and costs (including in connection with this Agreement), the Mexican Royalties and all related taxes.

"Project Life Coverage Ratio" means, at any Calculation Date and without duplication, the ratio of:

(a) Aggregate Discounted CFADS for the Forecast Period immediately following such Calculation Date through (and including) the remainder of the Life of Mine;

divided by

(b) the difference of:

(i) the aggregate Indebtedness of the Borrower on a consolidated basis (excluding any such Indebtedness that is fully subordinated and postponed to the Credit Facility and having a maturity no earlier than 12 months after the Maturity Date) as at such Calculation Date, and;

(ii) on such Calculation Date, the then current outstanding credit balances in the Debt Service Reserve Account;

with the calculation of such ratio being made with reference to the Base Case Financial Model.

"Project Longstop Date" means REDACTED [commercially sensitive information redacted]. For certainty, the Project Longstop Date is not subject to extension as a result of the occurrence of any Force Majeure.

"Project Sources" means, at any particular time prior to Completion, the aggregate of:

(a) Cash of the Borrower at such time, including without duplication, the balance of the Proceeds Accounts (but only subsequent to the initial extension of credit under the Credit Facility);

(b) [Reserved];

(c) remaining Pre-Completion Revenue at such time;

(d) remaining hedge settlement amounts forecast (with reference, as concerns the Mandatory Gold Hedges, to the assumptions set out in Schedule J) to be received by the Borrower prior to Completion (with reference to the most recent Base Case Financial Model); and

(e) any amounts made available under the Project Cost Overrun Funding.

"Proven and Probable Reserves" shall mean the aggregate of the Proven Mineral Reserves and Probable Mineral Reserves of Product for the Project, as such terms are defined in and measured in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves Definition Guidelines for the grade and contained amount of Product scheduled for extraction, and demonstrated to be mineable at a profit at a stated metal price.

"PTE" means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

"Purchase Money Indebtedness" means Indebtedness assumed by any Obligor as part of, or issued or incurred by such Obligor to pay or provide funds to pay, all or a part of the purchase price of any equipment or other tangible personal property hereafter or previously acquired by such Obligor.

"Qualified Affiliate" means an Affiliate of a Lender who has executed and delivered to the Administrative Agent an instrument of adhesion in the form set forth in Schedule G.

"Qualified Buyer" means a purchaser of Product from the Project acceptable to the Majority Lenders acting reasonably under any Offtake Agreement.

"Qualified Cash Management Lender" means (x) any Person that enters into a Cash Management Agreement at a time when such Person is a Lender or (y) any Qualified Affiliate that enters into a Cash Management Agreement at a time when the Lender with which such Qualified Affiliate is affiliated is a Lender.

"Qualified Derivatives Transaction" means one or more Derivatives Transactions that are or will be governed by a Qualified Risk Management Agreement (but only to the extent such Derivatives Transaction was entered into at a time when such Qualified Risk Management Lender party to such Qualified Risk Management Agreement was Lender or Qualified Affiliate of a Lender).

"Qualified Risk Management Agreement" means a Risk Management Agreement between the Borrower, on the one hand, and a Qualified Risk Management Lender, on the other hand.

"Qualified Risk Management Lender" means (x) any Person that enters into a Risk Management Agreement at a time when such Person is a Lender or (y) any Qualified Affiliate that enters into a Risk Management Agreement at a time when the Lender with which such Qualified Affiliate is affiliated is a Lender.

"Receiver" means a receiver, receiver and manager or other Person having similar powers or authority appointed by the Administrative Agent or a Collateral Agent or by a court at the instance of the Administrative Agent or a Collateral Agent in respect of the Secured Assets or any part thereof.

"Regulation D" means Regulation D of the FRB.

"Relevant Governmental Body" means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

"Repayment Date" means the Initial Tranches Repayment Dates and the Tranche Three Repayment Dates and "Repayment Date" means any of the Repayment Dates.

"Replacement Note" means a Note to be issued in replacement of a then outstanding Note pursuant to Section 3.9(b).

"Replacement Rights" means, in respect of a Material Project Document which is terminated or rescinded following a default or breach of any term or condition thereof, the replacement of such Material Project Document by an Obligor (other than a Sponsor Group Member) with a legal, valid, binding and enforceable document which is equivalent in effect to such Material Project Document, in form and substance acceptable to the Administrative Agent (on the instruction of the Majority Lenders), within 30 days of such termination or rescission (provided such grace period only applies if the Borrower actively cooperates with the Administrative Agent to so replace such Material Project Document).

"Reserve Account Funded Date" means the initial date on which the entirety of each of the Debt Service Reserve Minimum and the Operating Reserve Minimum have been funded which shall occur on the date which is the earlier of (i) the first Initial Tranches Repayment Date, (ii) the Completion Date, and (iii) the Project Longstop Date.

"Reserve Tail Ratio" means, as of any particular date, the ratio expressed as a percentage of (A) the then current forecasted production from the Project of the aggregate of ounces of gold and silver through the remainder of the Life of Mine as set forth in the Base Case Financial Model divided by (B) the total forecasted production for the aggregate of ounces of gold and silver from the Project for the Life of Mine as set forth in the Initial Base Case Financial Model.  For the purposes of this definition, production of Product shall be calculated in the manner set forth in the Base Case Financial Model utilizing the Proven and Probable Reserves verified and accepted by the Independent Technical Consultant.

"Resolution Authority" means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

"Restraint" shall have the meaning ascribed thereto in Section 7.2(a).

"Restricted Forward Sale Transaction" means an agreement by a Person to sell forward a quantity of metal or other commodity, foreign exchange rate or interest rates, where payment therefor is made, in whole or in part, prior to the date on which such metal or commodity was mined or extracted by such Person or such foreign exchange rate or interest rate exposure was realized by such Person (absent an "event of default" under the respective transaction).

"Restricted Payment" shall have the meaning ascribed thereto in Section 10.3(o).

"Restricted Payment Conditions" means, at the particular time of a given Restricted Payment:

(a) Completion has occurred;

(b) the first Scheduled Repayment due and payable on December 31, 2025 has been made;

(c) the Borrower is in compliance with 10.3(m) and 10.3(n) at such time and following such Restricted Payment;

(d) the Historical Debt Service Coverage Ratio was, as at the most recent Calculation Date, greater than 1.45:1;

(e) the Forward Looking Debt Service Coverage Ratio was, as at the most recent Calculation Date, greater than 1.50:1;

(f) the Loan Life Coverage Ratio was, as at the most recent Calculation Date, greater than 1.5:1;

(g) the Project Life Coverage Ratio was, as at the most recent Calculation Date, greater than 1.7:1;

(h) the Borrower shall contemporaneously have made the mandatory repayment under Section 8.6 which is due and payable at the time of such Restricted Payment;

(i) no Default or Event of Default has occurred and is outstanding at the time of such Restricted Payment or would arise as a result of such Restricted Payment; and

(j) the Reserve Account Funded Date has occurred.

"Restricted Persons" shall mean, at any time, (a) any Person targeted or listed in any Sanctions-related list of designated Persons maintained by the government of the United States including the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of Commerce, the U.S. Department of State, the United Nations Security Council, the European Union, His Majesty's Treasury of the United Kingdom, the government of France, the Government of Mexico or the government of Canada including Public Safety Canada and Global Affairs Canada or any other relevant government (each a "Sanctions Authority"), (b) any Person domiciled, operating, organized or resident in a Restricted Territory or (c) any Person that is owned or controlled by any of the foregoing Persons in clauses (a) or (b) hereof.

"Restricted Territories" means at any time, a country, region or territory which is, or whose government is, the subject of Sanctions broadly prohibiting dealings with such country, region, territory or government (at the time of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People's Republic and the so-called Luhansk People's Republic, the area of the Kherson oblast of Ukraine that is illegally occupied by the Russian Federation; and the area of the Zaporizhzhia oblast of Ukraine that is illegally occupied by the Russian Federation).

"Risk Management Agreements" means each present or future agreement which evidences any commodity hedging transaction, whether pre-paid or not (including all Restricted Forward Sale Transactions), commodity loans, pre-paid commodity forward purchase agreements, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by an Obligor.

"Risk Management Program" means the risk management program agreed upon between the Borrower and the Lenders attached hereto as Schedule N.

"Rolling EBITDA" means, for any Measurement Period, EBITDA for such Measurement Period and for the three immediately preceding Measurement Periods.

"Rolling Interest Service" means, for any Measurement Period, the aggregate amount of (without duplication) the Interest Expenses for such Measurement Period and for the three immediately preceding Measurement Periods.

"S&P" means Standard & Poor's Financial Services LLC, a Subsidiary of The McGraw Hill Companies Inc. and its successors.

"Sale Leaseback" shall mean any transaction or series of related transactions pursuant to which any Obligor (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property.

"Sanctions" means economic or financial sanctions, export controls, restrictive measures (including exchange controls, expropriation measures or acts of a similar nature) or trade embargoes imposed, administered or enforced from time to time by:

(a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of Treasury, the U.S. Department of Commerce or the U.S. Department of State; or

(b) the Canadian government (including, but not limited to, Global Affairs Canada and Public Safety Canada), including without limitation under the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) and the Criminal Code (Canada) and, in each case, the regulations promulgated thereunder, or

(c) the United Nations Security Council, the European Union and each of its member states, or the United Kingdom, including His Majesty's Treasury; or

(d) any other Official Body with jurisdiction over the parties to this Agreement.

"REDACTED [name redacted] Equipment" means the equipment financed pursuant to the REDACTED [name redacted] Equipment Loans and specifically set out therein.

"REDACTED [name redacted] Equipment Loans Intercreditor Agreement" means the intercreditor agreement to be entered into, among, REDACTED [name redacted], the Onshore Collateral Agent and the Borrower in connection with the REDACTED [name redacted] Equipment Loans and REDACTED [name redacted] Equipment Loans Lien, to be in form and substance satisfactory to the Administrative Agent and the Onshore Collateral Agent.

"REDACTED [name redacted] Equipment Loans" means, collectively, each of the term loan agreements, together with a corresponding promissory note (pagaré) which qualifies as a título de crédito under Mexican law,  between REDACTED [name redacted], as lender, and the Borrower, as borrower, for the financing of the REDACTED [name redacted] Equipment, together with any Indebtedness of the Obligors (other than each Sponsor Group Member) owing to REDACTED [name redacted] or any of its Affiliates outstanding under Capital Leases or Purchase Money Indebtedness; and each a "REDACTED [name redacted] Equipment Loan".

"REDACTED [name redacted] Equipment Loans Lien" means a first-ranking lien on the REDACTED [name redacted] Equipment, the proceeds thereof (including, without limitation, any related insurance proceeds).

"Scheduled Repayment" means the Initial Tranches Scheduled Repayments and the Tranche Three Scheduled Repayments and "Scheduled Repayment" means any of the Scheduled Repayments.

"Secured Assets" means:

(a) all of the present and future assets, property and undertaking (excluding, for certainty, the Distribution Account, each Excluded Account and the REDACTED [name redacted] Equipment) of the Borrower and each Additional Guarantor which is a Subsidiary of the Borrower;

(b) all of the present and future issued and outstanding Shares of the Borrower owned by the Sponsor Group;

(c) all ownership right, title, or interest in and to the Project held by any Additional Guarantor other than a Subsidiary of the Borrower; and

(d) any and all proceeds of any of the foregoing;

"Secured Derivatives Obligations" shall mean all Indebtedness, liabilities and obligations in respect of Derivatives Transactions which constitute Qualified Derivatives Transactions.

"Secured Obligations" shall mean all Indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by any of the Obligors to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents and Secured Obligations of a particular Obligor shall mean all Indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Obligor to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents to which such Obligor is a party.  For certainty, "Secured Obligations" shall (i) include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding, and (ii) with respect to Qualified Risk Management Agreements, only include Secured Derivatives Obligations. Notwithstanding the foregoing, to the extent that, as at the Trade Date in respect of any Derivatives Transaction, any Obligor fails for any reason to constitute an "eligible contract participant" as defined in the Commodity Exchange Act and the regulations thereunder, then the term "Secured Obligations" solely in respect of such Obligor's obligations to guarantee the Secured Obligations of any other Obligor under or in respect of any Guarantee, shall exclude such Excluded Swap Obligations.

"Secured Obligations Termination Date" means the date on which all Secured Obligations of the Obligors (other than (i) those provisions which by their terms survive the termination of the Finance Documents and (ii) those Secured Obligations arising pursuant to any Cash Management Agreement) have been paid in full and the Finance Parties have no commitments to provide credit to any Obligor under any Finance Document.

"Security" means the collateral security constituted by the Security Documents.

"Security Documents" means the security documents and deposit account control agreements which, in the reasonable opinion of the Administrative Agent and / or the Collateral Agent, or any one of them, are required to be entered into from time to time by each Obligor in favour of the Collateral Agents, or any one of them, in order to grant to the Collateral Agents, or any one of them, a first priority Lien on the Secured Assets (subject only to Permitted Liens) as continuing collateral security for the payment and performance of the Secured Obligations of such Obligor, such security documents to be in form and substance satisfactory to the Administrative Agent and the Collateral Agents and to include, without limitation, the security documents described in Schedule F hereto, provided that the Mexican Pledge Agreement (Mining Concessions) shall not constitute a "Security Document" until the Mexican Pledge Agreement (Mining Concessions) Effective Date.

"Senior Officer" means any of the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer or any other senior officer of the relevant Obligor, acceptable to the Administrative Agent.

"Shares", as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

"SOFR" means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

"SOFR Administrator" means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

"Special Calculation Date" shall have the meaning ascribed thereto in Section 10.1(a)(iii).

"Sponsor" means Endeavour Silver Corp., a company incorporated under the laws of the Province of British Columbia.

"Sponsor Group" means, collectively, the Sponsor, the Parent, the Canadian Affiliate and any Additional Sponsor Group Member.

"Sponsor Group Member" means any Person who is a member of the Sponsor Group.

"Start-up of Commercial Production" means the date on which the Project has achieved 90% of the projected production of Product under the Base Case Financial Model over a period of three consecutive months.

"Subsidiary" means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

"Subordination and Postponement Agreements" means the subordination and postponement agreements to be entered into by each Sponsor Group Member and any other  relevant Subsidiaries of the Sponsor in favour of the Collateral Agents pursuant to Section 10.3(z), in form and substance satisfactory to the Administrative Agent and the applicable Collateral Agent, and "Subordination and Postponement Agreement" means any one of them.

"Sustaining Capital Expenditures" means, for any particular period, Capital Expenditures for such period that are incurred in connection with the sustaining of the then existing facilities and business of the Borrower, all calculated in accordance with generally accepted accounting principles and the Base Case Financial Model.

"Swap Obligation" means, with respect to any Obligor, any obligation (each, a "Swap Obligation") to pay or perform under any agreement, contract or transaction that constitutes a "swap" within the meaning of Section 1a(47) of the Commodity Exchange Act.

"Target Completion Date" means REDACTED [commercially sensitive information redacted].

"Taxes" means all taxes, royalties, assessments, fees, rates, levies, imposts, deductions, dues, duties and other charges of any nature (including, without limitation, the Mexican Royalties), including any interest, fines, penalties or other liabilities with respect thereto, imposed, levied, collected, withheld or assessed by any Official Body (including a federal, state, provincial, municipal or foreign Official Body), and whether disputed or not.

"Technical Agent" means, Société Générale, in its capacity as Technical Agent, and any successors thereto appointed pursuant to Section 13.12.

"Temporary PCOF Allowance" means the amount of $280,000.

"Term SOFR" means for any calculation with respect to a Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the "Periodic Term SOFR Determination Day") that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) Banking Days prior to such Periodic Term SOFR Determination Day

"Term SOFR Adjustment" means, for any calculation with respect to a Loan, a percentage per annum as set forth below for such Loan and Interest Period therefor:

Interest Period	Percentage (basis points)
One month	0.10% (10 basis points)
Three months	0.15% (15 basis points)
Six months	0.25% (25 basis points)

"Term SOFR Administrator" means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

"Term SOFR Reference Rate" means the forward-looking term rate based on SOFR.

"Top-Up Equity Amounts" has the meaning given to it in Section 10.3(ee).

"Total Commitment Amount" means with respect to a particular Tranche or all Tranches of the Credit Facility, at any particular time, the aggregate of the Individual Commitments with respect thereto of all of the relevant Lenders at such time, as such amount may be reduced from time to time pursuant to Section 2.3.

"Total Indebtedness" means, at any particular time, the aggregate Indebtedness of the Sponsor determined on a consolidated basis.

"Trade Date" means, with respect to a particular Derivatives Transaction, the date of the execution of such Derivatives Transaction.

"Tranches" means, collectively, Tranche One, Tranche Two and Tranche Three, and "Tranche" means any one of them.

"Tranche One" shall have the meaning ascribed thereto in Section 2.1(a).

"Tranche One Limit" shall have the meaning ascribed thereto in Section 2.1(a).

"Tranche One PCOF Collateral" means the cash collateral held by the Borrower pursuant to paragraph (c) of the definition of "Project Cost Overrun Funding", the initial amount of which is $24,000,000, as may be reduced by Permitted PCOF Usage.

"Tranche One Top-Up Equity Amount" has the meaning given to it in Section 10.3(ee).

"Tranche Two" shall have the meaning ascribed thereto in Section 2.1(b).

"Tranche Two Limit" shall have the meaning ascribed thereto in Section 2.1(b).

"Tranche Two PCOF Funding Date" means the date that is five (5) Banking Days following the date of the drawdown under Tranche Two of the Credit Facility which results, together with all other drawdowns under Tranche Two of the Credit Facility, in the aggregate amount advanced under Tranche Two of the Credit Facility exceeding $25,000,000.

"Tranche Two Top-Up Equity Amount" has the meaning given to it in Section 10.3(ee).

"Tranche Three" shall have the meaning ascribed thereto in Section 2.1(c).

"Tranche Three Commitment Fee" shall have the meaning ascribed thereto in Section 6.5(b).

"Tranche Three Lender" means ING Bank N.V., Dublin Branch.

"Tranche Three Limit" shall have the meaning ascribed thereto in Section 2.1(c).

"Tranche Three Repayment Date" shall have the meaning ascribed thereto in Section 8.2.

"Tranche Three Scheduled Repayment" shall have the meaning ascribed thereto in Section 8.2.

"Transaction Documents" means the Finance Documents and the Material Project Documents and "Transaction Document" means any of the Transaction Documents.

"Trigger Date" means the date which is the later of: (i) the Completion Date, (ii) the Mexican Pledge Agreement (Mining Concessions) Effective Date, (iii) the close out of the Mandatory Silver Hedge, and (iv) the repayment in full of the then drawn principal under Tranche Three, together with all accrued and unpaid interest with respect to Tranche Three and all unpaid fees with respect thereto.

"UK Financial Institution" means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

"UK Resolution Authority" means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

"Unadjusted Benchmark Replacement" means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

"Undisclosed Administration" means, in relation to a Lender or its direct or indirect parent company, the appointment of an administrator, provisional liquidator, conservator, Receiver, trustee, custodian, or other similar official by a supervisory authority or regulator under or based on the law in the country where such Lender or such parent company is subject to home jurisdiction, if applicable law requires that such appointment not be disclosed.  For avoidance of doubt, to the extent an Undisclosed Administration is disclosed, it no longer remains an Undisclosed Administration.

"U.S." and "United States" means the United States of America.

"U.S. Account Bank" means The Bank of New York Mellon (or such other U.S. financial institution as may otherwise be agreed upon from time to time by the Administrative Agent and the Borrower).

"U.S. Excluded Account" means the U.S. dollar account no. REDACTED [account number redacted] of the Borrower maintained with BBVA Bancomer S.A. in Durango, Durango, Mexico.

"U.S. Government Securities Business Day" means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

"U.S. Proceeds Account" means account no. REDACTED [account number redacted]  maintained by the Borrower with the U.S. Account Bank in New York, New York into which, inter alia, all proceeds of sales of Product produced from the Project and all proceeds of Loans are to be deposited and as further described in Section 10.3(o).

"Write-Down and Conversion Powers" means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that Person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.2 Other Usages

References to "this Agreement", "the Agreement", "hereof", "herein", "hereto" and like references refer to this Agreement and not to any particular Article, Section or other subdivision of this Agreement.  Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.  Any reference herein to any provision of any law or regulation shall be a reference to that provision as amended, supplemented, replaced or re-enacted.

1.3 Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4 Headings

The division of this Agreement into Articles and Sections and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.5 Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this Agreement shall mean lawful money of the United States.

1.6 Applicable Law and Submission to Jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.  Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of British Columbia and, by execution and delivery of this Agreement, each of the parties hereby irrevocably accept and submit for themselves and in respect of their property, generally and unconditionally, the jurisdiction of the aforesaid courts.  Furthermore, each party hereto hereby waives the right to any other jurisdiction to which it may be entitled by means of its present or future domicile.  Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 14.1, such service to become effective five Banking Days after such mailing.  Notwithstanding the foregoing, the Borrower hereby irrevocably designates and appoints the Sponsor as agent for service of process in the Province of British Columbia, Canada, as its authorized agent to receive, accept, and acknowledge on its behalf service of process in any such proceeding and shall provide, if applicable, the Administrative Agent with evidence of the prepayment in full of the fees of such agent.  The Borrower agrees that service of process, writ, judgment, or other notice of legal process upon said agent shall be deemed and held in every respect to be effective personal service upon it.  The Borrower shall maintain such appointment (or that of a successor satisfactory to the Administrative Agent) continuously in effect at all times prior to the Secured Obligations Termination Date.  Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7 Time of the Essence

Time shall in all respects be of the essence of this Agreement.

1.8 Non-Banking Days

Subject to Section 6.4(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest and fees, if any, thereon.

1.9 Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10 Amount of Credit

Any reference herein to the amount of credit outstanding shall mean, at any particular time, the principal amount of a Loan.

1.11 Schedules

Each and every one of the schedules which is referred to in this Agreement and attached to this Agreement shall form a part of this Agreement.

1.12 Extension of Credit

For the purposes hereof, each drawdown or rollover shall be deemed to be an extension of credit to the Borrower hereunder.

1.13 Accounting Terms - GAAP

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with GAAP in a manner consistent with that used in preparing the financial statements referred to in Section 10.1(a).

1.14 Change in Accounting Policies

Whereas the Borrower or the Sponsor may adopt new accounting policies from time to time, whereby such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion, and whereas these accounting changes may result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this Agreement or any other Credit Document (as well as the Base Case Financial Model) then the Borrower, the Administrative Agent and the Lenders agree to enter into good faith negotiations in order to amend such provisions of this Agreement or such other Credit Document (as well as the Base Case Financial Model), as applicable, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating the Borrower or the Sponsor's (as applicable) financial condition, financial covenants, financial covenant thresholds or terms used in this Agreement or any other Credit Document (as well as the Base Case Financial Model) shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Majority Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders.  If the Borrower and the Majority Lenders cannot agree upon the required amendments immediately prior to the date of implementation of any accounting policy change, then all calculations of financial covenants, financial covenant thresholds or terms used in this Agreement or any other Credit Document (as well as the Base Case Financial Model) shall be prepared and delivered without reflecting the accounting policy change.

1.15 Paramountcy

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of any other Credit Document, the provisions of this Agreement shall prevail and be paramount.  If any covenant, representation, warranty or event of default contained in any other Credit Document is in conflict with or is inconsistent with a provision of this Agreement relating to the same specific matter, such covenant, representation, warranty or event of default shall be deemed to be amended to the extent necessary to ensure that it is not in conflict with or inconsistent with the provision of this Agreement relating to the same specific matter.

1.16 Successors and Permitted Assigns of Parties

Any reference in this Agreement to a party to this Agreement shall include the successors and permitted assigns of such party.

1.17 Meaning of Include

The words "include", "includes" and "including", when used in this Agreement, shall be deemed to be followed by the phrase "without limitation".

1.18 Rule of Construction

The Credit Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Credit Documents.

1.19 Prospective Financial Covenant Calculated

Whenever in this Agreement any financial covenant is required to be calculated on a prospective or pro forma basis, such calculation shall be determined using the data in the Base Case Financial Model and the relevant financial covenants shall be amended mutatis mutandis.

1.20 Perfection Certificates

Any change to any Perfection Certificate that would result in any assets, property and undertaking of an Obligor that would otherwise constitute Secured Assets not being subject to the Security shall be deemed a "material change" to such Perfection Certificate provided, however, the foregoing shall not apply to any tangible personal property that is not otherwise critical to the development or operations of the Project (but include, for certainty, any Shares) with a value of less than:

(a) as concerns Section 10.1(a)(iii),

(i) with respect to Intercompany Loans, $500,000;

(ii) with respect to equipment used in connection with the Project, $500,000; and

(iii) with respect to all other information, $150,000.

(b) as concerns Section 9.1(v), $1,000,000.

1.21 Knowledge of the Borrower

Any reference herein "to the knowledge of the Borrower" shall mean to the knowledge of the Senior Officers of the Borrower or the Sponsor Group.

1.22 Amendment and Restatement

As of the Effective Time (as defined in Section 11.5), this Agreement shall amend and restate the Existing Credit Agreement in its entirety and the Existing Credit Agreement as so amended and restated is hereby ratified and confirmed by the parties hereto. This Agreement is not intended by the parties to, and shall not constitute, a payment, discharge, satisfaction or novation of the whole or any item or part of the Secured Obligations (as defined in the Existing Credit Agreement) remaining outstanding and owing to the Finance Parties until paid in full in accordance with the provisions of this Agreement.  The parties hereto agree that, at the Effective Time, the Loans (as defined in the Existing Credit Agreement) outstanding under the Existing Credit Agreement shall become outstanding hereunder as advances of the same type.  The Borrower hereby confirms to and agrees with the Finance Parties that its Secured Obligations (as defined in the Existing Credit Agreement) shall continue in full force and effect in accordance with their respective terms (amended and restated, as applicable, by this agreement). All references to the term "Credit Agreement" as defined and contained in the Credit Documents delivered in connection with the Existing Credit Agreement shall, from and after the Closing Date, be deemed to refer to this Agreement without the need for any amendment to such Credit Document. All references to one or more provisions of the Existing Credit Agreement contained in the Credit Documents shall, from and after the Closing Date, be deemed to refer to the corresponding provisions of this agreement, without the need for any amendment to such Credit Documents.

1.23 Confirmation of Security

The Borrower confirms and agrees that the Liens and other obligations expressed to be created under or pursuant to each Security Document to which it is a party shall be binding upon the Borrower and its collateral (as described in each such Security Document) shall be unaffected by and shall continue in full force and effect notwithstanding the amendment and restatement of the Existing Credit Agreement as constituted hereby and the execution and delivery and effectiveness of this Agreement shall not in any manner whatsoever reduce, release, discharge, impair or otherwise prejudice or change the rights of the Finance Parties arising under, by reason of or otherwise in respect of such Liens and other obligations constituted by each such Security Document. For the avoidance of doubt, the Borrower hereby confirms that each Security Document to which it is a party secures its Secured Obligations (as increased by the advance of the single Loan under Tranche Three) and that each such Security Document continues in full force and effect.

ARTICLE 2
CREDIT FACILITY

2.1 Establishment of the Credit Facility

Subject to the terms and conditions hereof, the Lenders hereby establish the Credit Facility in favour of the Borrower. The Credit Facility shall be advanced to the Borrower in three tranches as follows, subject to and in accordance with the terms of this Agreement:

(a) the first tranche in the amount of $60,000,000 ("Tranche One Limit") shall be advanced to the Borrower upon satisfaction of the conditions set forth in Sections 11.3 and 11.7 ("Tranche One");

(b) the second tranche in an amount equal to the balance of the Total Commitment Amount not advanced under Tranche One ("Tranche Two Limit") shall be advanced to the Borrower upon satisfaction of the conditions set forth in Sections 11.4 and 11.7 ("Tranche Two"); and

(c) the third tranche in the amount of $15,000,000 ("Tranche Three Limit") shall be advanced to the Borrower upon satisfaction of the conditions set forth in Sections 11.6 and 11.7 ("Tranche Three").

2.2 Lenders' Commitments

Subject to the terms and conditions hereof, the Lenders agree to extend credit to the Borrower under the Credit Facility from time to time provided that (i) the aggregate principal amount of credit extended by each Lender under the Credit Facility shall not at any time exceed the Individual Commitment of such Lender under the Credit Facility, (ii) the aggregate principal amount of credit outstanding under the Credit Facility shall not at any time exceed the Total Commitment Amount, (iii) the aggregate principal amount of credit extended under Tranche One shall not exceed the Tranche One Limit, (iv) the aggregate principal amount of credit extended under Tranche Two shall not exceed the Tranche Two Limit, and (v) the aggregate principal amount of credit extended under Tranche Three shall not exceed the Tranche Three Limit. All credit requested under the Credit Facility, whether under Tranche One, Tranche Two or Tranche Three, shall be made available to the Borrower contemporaneously by all of the Lenders.  Each Lender shall provide to the Borrower its Pro Rata Share of each credit, whether such credit is extended under Tranche One, Tranche Two or Tranche Three or by way of drawdown, rollover or conversion. No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under the Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under the Credit Facility. The failure of any Lender to make available to the Borrower its Pro Rata Share of any credit under the Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the Borrower its Pro Rata Share of such credit under the Credit Facility.

2.3 Reduction of the Total Commitment Amount

The Borrower may, at any time during the Availability Period, by notice in writing to the Administrative Agent without penalty (provided that the notice of reduction is not given with respect to any amount requested in a Drawdown Notice after the delivery of such Drawdown Notice), permanently reduce the Total Commitment Amount in whole or in part to the extent it is not being utilized at the time such notice is given, provided that such reduction shall not become effective until ten Banking Days after such notice has been given and, if in part, such reduction is no less than $5,000,000 and otherwise is an integral multiple of $1,000,000.  Any such credit reduction notice with respect to the Total Commitment Amount shall specify the Tranche(s) to which the reduction applies and shall be accompanied by a Cost to Complete Certificate referencing, amongst other things, the amount of Available Credit after giving effect to the aforementioned reduction. The Borrower's requested permanent reduction of the Total Commitment Amount shall only be given effect if, and to the extent,

(a) no Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such reduction;

(b) no Material Adverse Effect shall have occurred or could reasonably be expected to occur as a result thereof; and

(c) the Lenders and the Independent Technical Consultant are satisfied, acting reasonably, that the Borrower has sufficient Project Sources at such time to achieve Completion by the Project Longstop Date inclusive of sufficient provisions for cost overruns as determined by the Lenders and the Independent Technical Consultant acting reasonably.

At 10:00 a.m. (New York time) on the last day of the Availability Period for (i) Tranche Two, the Total Commitment Amount for the Initial Tranches shall automatically be reduced to the aggregate of the principal amount of Loans then outstanding under the Initial Tranches, and (ii) Tranche Three, the Total Commitment Amount for Tranche Three shall automatically be reduced to the aggregate of the principal amount of Loans then outstanding under Tranche Three. Prior to any such automatic permanent reduction of the Total Commitment Amount of the Initial Tranches on the last day of the Availability Period for Tranche Two, the Borrower may, subject to the terms and conditions hereto, drawdown the remaining Available Credit under the Initial Tranches and apply the proceeds thereof, firstly, to fund the Debt Service Reserve Account with the Debt Service Reserve Minimum and, secondly, to fund the Operating Reserve Account with the Operating Reserve Minimum. Any such reductions under a Tranche shall be applied against the Scheduled Repayments for such Tranche in inverse order of maturity. The Total Commitment Amount for a particular Tranche will also be reduced at the time, and by the amount, of any prepayment or repayment of such Tranche pursuant to 8.1, 8.2, 8.3, 8.4 or 8.6.  Any repayment of outstanding credit which forms part of any conversion from one type of credit to another type of credit under Article 3 or of any rollover under Article 5 shall not cause any reduction in the Total Commitment Amount. Upon any reduction of the Total Commitment Amount for a Tranche, the Individual Commitment of each Lender with respect to such Tranche shall thereupon be reduced by an amount equal to such Lender's Pro Rata Share of such reduction of the Total Commitment Amount.

2.4 Termination of Credit Facility

(a) The Credit Facility shall terminate upon the earliest to occur of:

(i) the termination of the Credit Facility in accordance with Section 12.1;

(ii) the date on which the Total Commitment Amount has been permanently reduced to zero pursuant to Section 2.3; and

(iii) the Maturity Date.

(b) Upon the termination of the Credit Facility, the right of the Borrower to obtain any credit thereunder and all of the obligations of the Lenders to extend credit under the Credit Facility shall automatically terminate.

2.5 Rates

The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Alternate Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Alternate Base Rate, the Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes.  The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Alternate Base Rate, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower.  The Administrative Agent may select information sources or services in its reasonable discretion to ascertain the Alternate Base Rate, the Term SOFR Reference Rate, Term SOFR, Adjusted Term SOFR or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses, for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

ARTICLE 3
GENERAL PROVISIONS RELATING TO CREDITS

3.1 Types of Credit Availments

Subject to the terms and conditions hereof, the Borrower may obtain credit from the Lenders through the Administrative Agent under the Credit Facility during the Availability Period by way of one or more Loans, provided however that the Borrower shall only be entitled to one Loan under the Credit Facility per calendar month and Tranche Three shall only be available by way of a single Loan.

Any extension of credit under the Credit Facility shall be in a minimum amount of $5,000,000 and in multiples of $1,000,000.

3.2 Funding of Loans

Each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan under the Credit Facility prior to 10:00 a.m. (New York time) on the date of the extension of credit.  The Administrative Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 11, make such funds available to the Borrower on the date of the extension of credit by crediting the U.S. Proceeds Account (or causing such account to be credited). Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount.  If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender's Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon for each day from the date such amount is made available to the Borrower until the date such amount is paid or repaid to the Administrative Agent but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the Borrower shall, without prejudice to any rights that the Borrower might have against such Lender for its failure to fund its Individual Commitment, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent.  The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable.  If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender's Pro Rata Share of the Loan for purposes of this Agreement and shall entitle the Lender to all rights and remedies against the Borrower in respect of such Loan.

3.3 Failure of Lender to Fund Loan

If any Defaulting Lender fails to make available to the Administrative Agent its Pro Rata Share of any Loan under the Credit Facility as required and the Administrative Agent has not funded pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by such Defaulting Lender to the Borrower and the other Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Defaulting Lender's Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Defaulting Lender.  If more than one Lender gives notice that it is prepared to make funds available in the place and stead of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the "Contributing Lenders" and individually called the "Contributing Lender") are prepared to make available exceeds the amount of the advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders' relative commitments to advance in such circumstances.  If any Contributing Lender makes funds available in the place and stead of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrower.  In addition to interest as aforesaid, the Borrower shall pay all amounts owing by the Borrower to the Defaulting Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender) to the Administrative Agent for the benefit of the Contributing Lenders until such time as the Defaulting Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender.

3.4 Timing of Credit Availments

No Loan may have a maturity date later than the Maturity Date.

3.5 Inability to Determine Rates / Illegality

If, other than in connection with a Benchmark Transition Event or other event to which Section 3.11 applies, the Majority Lenders determine in good faith, which determination shall be final, conclusive and binding on the Borrower, and the Administrative Agent notifies the Borrower that (i) adequate and fair means do not exist for ascertaining Adjusted Term SOFR pursuant to the definition thereof, (ii) the Majority Lenders determine that for any reason in connection with any request for a Loan or a conversion thereto or a rollover thereof that Adjusted Term SOFR for any requested Interest Period with respect to a proposed Loan does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Loan, or (iii) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible commercial bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of Loans or to determine or charge interest based upon SOFR, the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR as contemplated herein, then

(a) the right of the Borrower to obtain any credit in United States dollars by way of Loans, shall be suspended until the Majority Lenders determine, acting reasonably, that the circumstances causing such suspension no longer exist and the Administrative Agent so notifies the Borrower;

(b) if any credit in United States dollars by way of Loans is not yet outstanding, any applicable Drawdown Notice requesting a drawdown by way of Loan shall be cancelled and the advance requested therein shall not be made; provided the Borrower may, during the period of such suspension issue subsequent Drawdown Notices requesting the extension of credit by way of Base Rate Loans, not Loans, which Base Rate Loans shall bear interest as set forth in clause (c) below; and

(c) if any Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of Loans is suspended, it shall be converted on the last day of the Interest Period applicable thereto (or on such earlier date as may be required to comply with any applicable law) to a Base Rate Loan in the principal amount equal to the principal amount of the Loan.  The Margin applicable to any Base Rate Loan shall be increased by an additional 1.00%.

3.6 [Reserved]

3.7 Time and Place of Payments

Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this Agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the Administrative Agent Account before 12:00 noon (New York time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from the U.S. Proceeds Account on the day specified for payment. Any payment received after 12:00 noon (New York time) on the day specified for such payment shall be deemed to have been received before 12:00 noon (New York time) on the immediately following Banking Day.  The Borrower hereby irrevocably authorizes the Administrative Agent to debit the U.S. Proceeds Account for any payments due and payable to the Finance Parties under the Credit Documents.  The Administrative Agent shall debit the U.S. Proceeds Account for any payments due and payable to Lenders under the Credit Documents (to the extent there are sufficient funds in the U.S. Proceeds Account) prior to 12:00 noon (New York time) on the day specified for such payment.

3.8 Remittance of Payments

Forthwith after the withdrawal from the U.S. Proceeds Account by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the Lenders pursuant to Section 3.7, the Administrative Agent shall, subject to Sections 3.2, 3.3, 7.3 and 13.26 remit to each Lender, in immediately available funds, such Lender's Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and, where the Administrative Agent or any other Lender has made funds available in the place and stead of a Defaulting Lender), provided that, if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount under the Credit Facility, remits to each Lender its Pro Rata Share of such payment and the Borrower fails to make such payment, each Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrower on demand, but in no event later than two (2) Banking Days thereafter, and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender's Pro Rata Share of the payment made to it pursuant hereto, together with interest thereon, in same day funds (in the currency so received), together with interest thereon for each day from the date such amount is remitted to the Lenders until the date such amount is paid or repaid to the Administrative Agent at the greater of (i) the Federal Funds Effective Rate; and (ii) a rate determined by the Administrative Agent in accordance with banking industry rules or prevailing market practice for interbank compensation from time to time in effect, the exact amount of the repayment required to be made by the Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.9 Evidence of Indebtedness

(a) Each Loan and Base Rate Loan shall be evidenced by a Note, such Notes payable to the order of the relevant Lender.  Each Note in respect of a Loan shall be executed by the Borrower and delivered to the applicable Lender in accordance with Section 11.7(d), as applicable and each Note in respect of a Base Rate Loan shall be executed and delivered by the Borrower to the applicable Lender prior to or concurrent with the conversion of any Loan to any Base Rate Loan pursuant to Section 3.5(c).

(b) Notwithstanding anything herein to the contrary, to the extent the Borrower is required to deliver a Replacement Note to any Lender in order to accurately evidence the calculation of interest or any amount due in respect of any Loan made by such Lender, the Borrower shall, within ten Banking Days after the date on which such Lender or the Administrative Agent requests such Replacement Note, deliver to such Lender a duly executed Replacement Note in respect to such Loan, in exchange for the existing corresponding Note of the Borrower; provided that in no event shall the failure of the Borrower to deliver any such Replacement Note affect the rights of such Lender or the obligations of the Borrower hereunder or under any other Credit Document.

(c) The Administrative Agent shall maintain accounts wherein the Administrative Agent shall record the amount of credit outstanding (including the Tranche under which it was advanced), each payment of principal and interest on account of each Loan, and all other amounts becoming due to and being paid to the Lenders or the Administrative Agent hereunder, including commitment or other fees. The Administrative Agent's accounts constitute, in the absence of manifest error, prima facie evidence of the Indebtedness of the Borrower pursuant to this Agreement.

3.10 Notice Periods

Each Drawdown Notice shall be given to the Administrative Agent prior to 12:00 noon (New York time) on the fifth Banking Day prior to the date of any drawdown, or rollover, of a Loan, and each Prepayment Notice shall be given to the Administrative Agent prior to 12:00 noon (New York time) on the fifth Banking Day prior to the date of any voluntary prepayment of a Loan or such shorter period as the Administrative Agent may from time to time agree to in writing.

3.11 Benchmark Replacement Setting

(a) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Credit Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Credit Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Credit Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders.  If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a quarterly basis.

(b) Benchmark Replacement Conforming Changes.  In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Credit Document.

(c) Notices; Standards for Decisions and Determinations.  The Administrative Agent will promptly notify the Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement.  The Administrative Agent will notify the Borrower of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 3.11(d) and (y) the commencement of any Benchmark Unavailability Period.  Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.11, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Credit Document, except, in each case, as expressly required pursuant to this Section 3.11.

(d) Unavailability of Tenor of Benchmark.  Notwithstanding anything to the contrary herein or in any other Credit Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of "Interest Period" (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of "Interest Period" (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(e) Benchmark Unavailability Period.  Upon the Borrower's receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a Loan of, conversion to or rollover of a Loan to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any such request into a request for a Loan of or conversion to Base Rate Loans.

ARTICLE 4
DRAWDOWNS

4.1 Drawdown Notice

Subject to 3.1 and 3.5 and provided that all of the applicable conditions precedent set forth in Article 11 have been fulfilled by the Borrower or waived by the Lenders as provided in Section 13.14, the Borrower may, from time to time during the Availability Period but no more frequently than once in any calendar month, obtain credit hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Schedule D hereto ("Drawdown Notice") in accordance with Section 3.10 and specifying, as applicable:

(a) the date the credit is to be obtained; and

(b) the principal amount of the Loan, whether the Loan is being requested under Tranche One, Tranche Two or Tranche Three and the applicable Interest Period.

A Cost to Complete Certificate delivered by the Borrower pursuant to Section 10.1(a)(ix) shall satisfy the relevant condition precedent related to the delivery of a Cost to Complete Certificate under Article 11 with respect to any extension of credit under the Credit Facility provided such Cost to Complete Certificate is given at a date no earlier than ten Banking Days prior to the date of the requested extension of credit.

4.2 Availability Period

The Borrower shall only be permitted to drawdown under the Credit Facility during the Availability Period.

4.3 Limits

Notwithstanding any other term or condition of this Agreement, the Borrower shall not request, nor be entitled to obtain, from the Administrative Agent or any Lender, a Loan if, on the day the Drawdown Notice is given pursuant to Section 4.1, after giving effect to the Loan, the aggregate principal amount of credit outstanding (a) under Tranche One would exceed the Tranche One Limit, (b) under Tranche Two would exceed the Tranche Two Limit, (c) under Tranche Three would exceed the Tranche Three Limit, or (d) the aggregate principal amount of credit outstanding under the Credit Facility would exceed the Total Commitment Amount.

ARTICLE 5
ROLLOVERS

5.1 Automatic Rollovers

Unless the Administrative Agent is otherwise advised in writing by the Borrower at least five Banking Days prior to a Period End Date, and provided no Default or Event of Default has occurred and is continuing, the Administrative Agent shall, on such Period End Date, rollover such Loan into a Loan having the same Interest Period as the relevant Loan that expired on such Period End Date.

ARTICLE 6
INTEREST AND FEES

6.1 Interest Rates

The Borrower shall pay to the Administrative Agent for the benefit of the Lenders, in accordance with Section 3.7, interest on the outstanding principal amount from time to time of each Loan, at the rate per annum equal to Adjusted Term SOFR for the Interest Period therefor plus the applicable Margin (or to the extent applicable, of each Base Rate Loan, at the rate per annum stipulated in Section 3.5(c)).

6.2 Calculation and Payment of Interest

(a) Interest on the outstanding principal amount from time to time of each Loan and on overdue interest thereon shall accrue from day to day from and including the date on which credit is obtained by way of such Loan or on which such overdue interest is due, as the case may be, but excluding the date on which such Loan or overdue interest, as the case may be, is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 360; and

(b) Accrued interest shall be paid on each Period End Date, provided that, in the case of an Interest Period of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such Loans are otherwise required to be repaid.

6.3 General Interest Rules

(a) For the purposes hereof, whenever interest is calculated on the basis of a year of 360 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 days.

(b) Interest on each Loan and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.

(c) If the Borrower fails to pay any principal, interest, fee or other amount of any nature payable by it to the Administrative Agent or the Lenders hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrower shall pay to the Administrative Agent or the Lenders, as the case may be, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to, at the time demand for such payment is made, the highest rate of interest payable pursuant to Section 6.1 plus 2% (without duplication of the additional 2.00% referred to in the definition of "Margin" applicable during the continuance of an Event of Default).  Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

(d) The Borrower confirms that it fully understands and is able to calculate the rates of interest and fees applicable to any amount payable hereunder based on the methodology for calculating per annum rates provided for in this Agreement. The Administrative Agent agrees that if requested in writing by the Borrower it will calculate the nominal and effective per annum rate of interest or fees on any amount payable hereunder at the time of such request and provide such information to the Borrower promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve the Borrower of any of their obligations under this Agreement or any other Finance Document, nor result in any liability to the Administrative Agent or any Lender. To the extent permitted by Applicable Law, the Borrower hereby irrevocably agrees not to plead or assert, whether by way of defence or otherwise, in any proceeding relating to this Agreement or any other Finance Document, that the interest or fees payable under this Agreement or any other Finance Document and the calculation thereof has not been adequately disclosed to the Borrower whether pursuant to section 4 of the Interest Act (Canada) or any other applicable law or legal principle.

(e) In respect of any Canadian Obligor only: In no event shall the aggregate "interest" (as defined in Section 347 (the "Criminal Code Section") of the Criminal Code (Canada)), payable to any Lender under this Agreement or any other Credit Document exceed the effective annual rate of interest lawfully permitted under the Criminal Code Section on the "credit advanced" (as defined in such section) under this Agreement or any other Credit Document. Further, if any payment, collection or demand pursuant to this Agreement or any other Loan Document in respect of such "interest" is determined to be contrary to the provisions of the Criminal Code Section, such payment, collection, or demand shall be deemed to have been made by mutual mistake of the Borrower and the Lender and such "interest" shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by the Criminal Code Section to result in a receipt by such Lender of interest at a rate not in contravention of the Criminal Code Section, such adjustment to be effected, to the extent, as follows:

(i) firstly, by reducing the amounts or rates of interest required to be paid to such Lender; and

(ii) then, by reducing any fees, charges, expenses and other amounts required to be paid to the affected Lender which would constitute "interest".

Notwithstanding the above, and after giving effect to all such adjustments, if any Lender shall have received an amount in excess of the maximum permitted by the Criminal Code Section, then the Borrower shall be entitled to obtain reimbursement from such Lender in an amount equal to such excess. For greater certainty, to the extent that any charges, fees or expenses are held to be within such meaning of "interest", such amounts shall be pro-rated over the period of time to which they relate or otherwise over the period from the date hereof to the date on which all of the Secured Obligations are irrevocably repaid. For certainty greater, and without limiting the generality of the foregoing, no Obligor shall be required to pay any interest or other amounts which would result in the receipt by any Lender of "interest" (as defined in the Criminal Code (Canada)) on credit advanced at a rate in excess of the rate permitted under the Criminal Code (Canada).

6.4 Selection of Interest Periods

With respect to each Loan, the Borrower shall specify in the Drawdown Notice the duration of the Interest Period provided that:

(a) subject to paragraph 6.4(d) below, Interest Periods shall have a duration of one, three or six months or such shorter or longer period as the Borrower and the Lenders may otherwise agree (subject to availability and to the aggregate number of Interest Periods with different dates outstanding under the Credit Facility being not more than five (5));

(b) the first Interest Period for a Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto;

(c) if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day; and

(d) no Period End Date shall be permitted to occur after the Maturity Date.

6.5 Commitment Fee

(a) Commencing on the Financial Closing Date and then on the last day of each Fiscal Quarter thereafter, the Borrower shall pay, in accordance with Section 3.7, to the Administrative Agent for the account of the Lenders, in arrears, a commitment fee calculated at a rate per annum, on the basis of a year of 360 days, equal to REDACTED [percentage redacted] of the per annum Margin for the Initial Tranches on the Available Credit under the Initial Tranches during such period, such fee to accrue daily from the Financial Closing Date to and including the last day of the Availability Period for the Initial Tranches (the "Initial Tranches Commitment Fee").

(b) Commencing on the Closing Date and then on the last day of each Fiscal Quarter thereafter, the Borrower shall pay, in accordance with Section 3.7, to the Administrative Agent for the account of ING Capital LLC, in arrears, a commitment fee calculated at a rate per annum, on the basis of a year of 360 days, equal to REDACTED [percentage redacted] of the per annum Margin for Tranche Three on the Available Credit under the Tranche Three during such period, such fee to accrue daily from the Closing Date to and including the last day of the Availability Period for Tranche Three (the "Tranche Three Commitment Fee").

6.6 Term SOFR Conforming Changes

In connection with the use or administration of Term SOFR, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Credit Document.  The Administrative Agent will promptly notify the Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of Term SOFR.

6.7 Rates

The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Alternate Base Rate, the Term SOFR Reference Rate or Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Alternate Base Rate, the Term SOFR Reference Rate, Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes.  The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Alternate Base Rate, the Term SOFR Reference Rate, Term SOFR, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower.  The Administrative Agent may select information sources or services in its reasonable discretion to ascertain the Alternate Base Rate, the Term SOFR Reference Rate, Term SOFR or any other Benchmark, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

ARTICLE 7
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

7.1 Conditions of Credit

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 7.

7.2 Change of Circumstances

(a) If, with respect to any type of credit, the introduction or adoption of any law, regulation, guideline, request or directive (whether or not having the force of law but, if not having the force of law, one which any Lender is complying with as it pertains to its business generally) of any Official Body (inclusive of, without limitation, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith regardless of when enacted, adopted or issued, and (y) all requests, rules, guidelines or directives promulgated by the Bank for International settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) regardless of when enacted, adopted or issued by the United States or any foreign regulatory authorities (including, without limitation, The Office of the Superintendent of Financial Institutions (Canada)), in each case pursuant to Basel III, CRD IV or CRR or any law or regulation that implements or applies Basel III, CRD IV or CRR) or any change therein or in the application thereof to the Borrower or to any Lender or in the interpretation or administration thereof or any compliance by any Lender therewith (collectively hereinafter referred to as a "Restraint"):

(i) prohibits or restricts extending or maintaining such type of credit or the charging of interest or fees in connection therewith or if any Lender otherwise determines that it is unlawful or any Official Body has asserted that it is unlawful, the Borrower agrees that such Lender shall have the right to (w) comply with such Restraint, (x) immediately suspend, cancel and/ or terminate any obligation of such Lender with respect to the activity that is prohibited or restricted by the Restraint or otherwise unlawful, (y) refuse to permit the Borrower to obtain such type of credit, and/or (z) require, at the option of the Lender and notice to the Borrower, the conversion of such outstanding credit to another type of credit to permit compliance with the Restraint, or demand prepayment in full of such credit, in each case, together with accrued interest thereon on the last day on which it is lawful for such Lender to continue to maintain and fund such credit or to charge interest or fees in connection therewith, as the case may be and upon receipt of such notice, the Borrower shall, prepay or convert such type of credit, to allow the Lender to comply with the Restraint or avoid the activity that is unlawful; or

(ii) shall (x) impose, require, modify or deem applicable any reserve, liquidity requirement, capital maintenance, special deposit requirements, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by such Lender, (y) shall subject the Administrative Agent, such Lender or any other recipient  to any Tax (excluding Excluded Taxes) on its loans, loan principal, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto, or (z) shall impose on such Lender any other requirement or condition affecting this Agreement or types of credit made available by such Lender or participation in any such type of credit, in each case, which results in an increased cost to such Lender of extending, maintaining, continuing or converting a credit or obligation hereunder or reduces the amount received or receivable by such Lender with respect to any credit under this Agreement or reduces such Lender's effective return hereunder or on its capital or causes such Lender to make any payment or to forego any return based on any amount received or receivable hereunder, then, on notification to the Borrower by such Lender, the Borrower shall pay immediately to such Lender such amounts as shall fully compensate such Lender for all such increased costs, reductions, payments or foregone returns which accrue up to and including the date of receipt by the Borrower of such notice and thereafter, upon demand from time to time, the Borrower shall pay such additional amount as shall fully compensate such Lender for any such increased or imposed costs, reductions, payments or foregone returns.  Such Lender shall notify the Borrower of any actual increased or imposed costs, reductions, payments or foregone returns forthwith on becoming aware of same and shall concurrently provide to the Borrower a certificate of an officer of such Lender setting forth the amount of compensation to be paid to such Lender and the basis for the calculation of such amount.  Notwithstanding this Section 7.2(a)(ii), the Borrower shall not be liable to compensate such Lender for any such cost, reduction, payment or foregone return occurring more than 90 days before receipt by the Borrower of the aforementioned notification from such Lender; provided, however, that the aforementioned limitation shall not apply to any such cost, reduction, payment or foregone return of a retroactive nature.

Each Lender agrees that, as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to seek a conversion, prepayment or additional amounts from the Borrower pursuant to Section 7.2(a), it will use reasonable efforts to make, fund or maintain the affected credit of such Lender through another lending office or take such other actions as it deems appropriate, in its sole discretion, if as a result thereof the additional moneys which would otherwise be required to be paid in respect of such credit pursuant to Section 7.2(a), would be reduced and if, as determined by such Lender in its sole discretion, the making, funding or maintaining of such affected credit through such other lending office or the taking of such other actions would not otherwise adversely affect such credit or such Lender and would not, in such Lender's sole discretion, be commercially unreasonable.

All obligations provided for in this Section 7.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of this Agreement

7.3 Failure to Fund as a Result of Change of Circumstances

If any Lender requests compensation under Section 7.2(a), if the Borrower is required to pay any additional amount to any Lender or any Official Body pursuant to Section 7.6, if any Lender is a Defaulting Lender or if a Lender becomes a Non-FATCA Compliant Lender, then the Borrower may, at its sole expense (including the processing and recording fee contemplated by Section 14.5(c)), upon notice to such Lender and the Administrative Agent, require such Lender to assign, without recourse (in accordance with and subject to the restrictions contained in Section 14.5), all its interests, rights and obligations under this Agreement and the other Credit Documents to an assignee that shall assume such obligations (which assignee may be, another Lender, if a Lender accepts such assignment); provided that (a) if such assignee is not otherwise a Lender, the Borrower shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld, (b) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and the other Finance from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts), and (c) in the case of any such assignment resulting from a claim for compensation under Section 7.2(a) or payments required to be made pursuant to Section 7.6, such assignment will result in a reduction in such compensation or payments.  A Lender shall not be required to make any such assignment if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment cease to apply.

7.4 Indemnity Relating to Credits

Within five Banking Days of receipt by the Borrower of written notice from the Administrative Agent (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Borrower), the Borrower shall pay to the Administrative Agent such amount or amounts as will compensate the Administrative Agent or the Lenders for any loss, cost or expense incurred by them:

(a) in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a Loan as a result of:

(i) the failure of the Borrower to borrow or make repayments on the dates specified under this Agreement or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a Loan at any time other than on its Period End Date, then the Borrower shall be responsible for any loss, costs or expenses referred to above);

(ii) the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a Loan at any time other than on its Period End Date, then the Borrower shall be responsible for any loss, costs or expenses referred to above); or

(iii) the conversion of any Loan other than on the Period End Date applicable thereto or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the conversion of a Loan at any time other than on its Period End Date, then the Borrower shall be responsible for any loss, costs or expenses referred to above).

(b) in converting United States dollars into Canadian dollars or Canadian dollars into United States dollars as a result of the failure of the Borrower to make repayments of outstanding credit hereunder in the currency in which such outstanding credit was denominated.

Notwithstanding the foregoing, a Defaulting Lender shall not be entitled to rely on this provision and, for clarity, the Borrower shall not be required to indemnify a Lender for any cost or expense pursuant to this Section 7.4 if such cost or expense is incurred while such Lender is a Defaulting Lender.

7.5 Expenses; Indemnity for Transactional and Environmental Liability

(a) The Borrower hereby agrees to indemnify and hold each Agent, each Lender and each of their respective Affiliates, shareholders, officers, directors, employees, and agents (collectively, the "Indemnified Parties") free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, all documented legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower (collectively in this Section 7.5(a), the "Indemnified Liabilities"), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Finance Documents and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities that a non-appealable court of competent jurisdiction determined arose on account of the relevant Indemnified Party's gross negligence or wilful misconduct.

(b) Without limiting the generality of the indemnity set out in the preceding clause (a), the Borrower hereby further agrees to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation, all documented legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower, of any and every kind whatsoever paid (collectively in this Section 7.5(b), the "Indemnified Liabilities"), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the Release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Obligor of any Hazardous Substance (or previously owned, leased, used or operated) and (ii) any other violation of or liability pursuant to an Environmental and Social Law with respect to any Obligor, and regardless of whether caused by, or within the control of, such Obligor, except for any such Indemnified Liabilities that a non-appealable court of competent jurisdiction determined arose on account of the relevant Indemnified Party's or gross negligence or wilful misconduct.

(c) All obligations provided for in this Section 7.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of this Agreement.  The obligations provided for in this Section 7.5 shall not be reduced or impaired by any investigation made by or on behalf of any Agent or any of the Lenders.

(d) The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 7.5, each Agent and each Lender shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(e) If, for any reason, the obligations of the Borrower pursuant to this Section 7.5 shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under applicable law.

(f) The indemnity under this Section 7.5 shall not apply to any matters specifically dealt with in Section 7.2, 7.4, 7.6 or 10.3(e).

7.6 Payments Free and Clear of Taxes

(a) Any and all payments made by an Obligor hereunder or under any other Credit Document (any such payment being hereinafter referred to as a "Payment") to or for the benefit of a Finance Party shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes, except to the extent that such deduction or withholding is required by Applicable Law.  If an Obligor shall be so required to deduct or withhold any Taxes from or in respect of any Payment made to or for the benefit of the relevant Finance Party, the relevant Obligor shall:

(i) promptly notify the Administrative Agent of such requirement;

(ii) to the extent such Taxes are Indemnified Taxes, the amount payable by the Obligor to the Administrative Agent to which the relevant Finance Party is otherwise entitled will be increased as necessary so that, after all deductions or withholdings (including deductions or withholdings applicable to additional amounts payable under this Section 7.6(a)) are made, such relevant Finance Party will receive an amount (free and clear of, and net of, any such Indemnified Taxes, whether assessable against such Obligor or such Finance Party) equal to the full amount such Finance Party would have received had no such deduction or withholding been required, and the Obligor will pay such full amount to the Administrative Agent;

(iii) make such deduction or withholding;

(iv) pay to the relevant Official Body in accordance with Applicable Law the full amount of Taxes required to be deducted or withheld (including such deductions and withholdings applicable to additional amounts payable under this Section 7.6(a)), within the time period required by Applicable Law; and

(v) as promptly as possible thereafter, forward to such Finance Party an original official receipt (or a certified copy), or other documentation acceptable to such Finance Party, acting reasonably, evidencing such payment to such Official Body.

(b) In addition, each Obligor agrees to pay to the relevant Official Body in accordance with Applicable Law any and all present or future stamp or documentary taxes or excise or property taxes, charges or levies of a similar nature, which arise from any Payment or from the execution, delivery or registration of, or otherwise with respect to, the Credit Documents and the transactions contemplated hereby or thereby (any such amounts being hereinafter referred to as "Other Taxes").

(c) Each Obligor hereby indemnifies and holds harmless each Finance Party, on an after-Taxes basis, for the full amount of Taxes and Other Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) such Finance Party and for all expenses, resulting from or relating to such Obligor's failure to:

(i) remit to such Finance Party the documentation referred to in Section 7.6(a)(v); or

(ii) pay any Taxes or Other Taxes when due to the relevant Official Body (including, without limitation, any Indemnified Taxes imposed by any Official Body on amounts payable under this Section 7.6);

whether or not such Taxes or Other Taxes were correctly or legally assessed by the relevant Official Body, provided such Taxes, Other Taxes, interest, penalties or other liabilities, as applicable, would not have been levied, imposed or assessed had such failure not occurred.  Any Finance Party who pays any Taxes or Other Taxes, shall promptly notify the relevant Obligor of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the relevant Obligor under this Section 7.6.  Payment pursuant to this indemnification shall be made within 30 days from the date the relevant Finance Party makes written demand therefor accompanied by a certificate as to the amount of such Taxes or Other Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount.

(d) If the Borrower determines in good faith that a reasonable basis exists for contesting any Indemnified Taxes for which a payment has been made under this Section 7.6, the relevant Finance Party shall, if so requested by the Borrower, cooperate with the applicable Obligor in challenging such Taxes at the applicable Obligor's expense and provided always that such cooperation is not, in such Finance Party's reasonable judgment, burdensome or otherwise affects its tax affairs.

(e) Any Finance Party that is entitled to an exemption from or reduction of withholding Taxes under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any applicable tax treaty or convention, with respect to Payments shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law or reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law (if any) as will permit such payments to be made without withholding or at a reduced rate of withholding.  In addition, any Finance Party, if requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law (if any) or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Finance Party is subject to withholding or information reporting requirements or to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender's obligations under FATCA or to determine the amount, if any, to deduct and withhold from such payment.  Solely for purposes of this Section 7.6(e) "FATCA" shall include any amendments made to FATCA after the date of this Agreement.  Notwithstanding the foregoing, no Finance Party shall be required to deliver any documentation pursuant to this Section 7.6(d) that such Finance Party is not legally able to deliver.

(f) Each Obligor also hereby indemnifies and holds harmless each Finance Party, on an after-Taxes basis, for any additional taxes on net income that such Finance Party may be obliged to pay as a result of the receipt of amounts paid by or on behalf of such Obligor under this Section 7.6.

(g) Additional amounts payable under Section 7.6(a) have the same character as the Payments to which they relate.

(h) The Obligors' obligations under this Section 7.6 shall survive without limitation the termination of the Credit Facility and this Agreement and all other Credit Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder and thereunder.

(i) If any Finance Party or the Administrative Agent, as applicable, receives a refund of Taxes for which a payment has been made by the Borrower under this Section 7.6, which refund in the good faith judgment of such Finance Party or the Administrative Agent, as the case may be, is attributable to the Indemnified Taxes giving rise to such payment made by the Borrower, then such Finance Party or the Administrative Agent, as the case may be, shall reimburse the Borrower for such amount (if any, but not exceeding the amount of any payment made under this Section 7.6 that gives rise to such refund), net of out-of-pocket expenses of such Finance Party or the Administrative Agent, as the case may be, which the Administrative Agent or Finance Party, as the case may be, determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Indemnified Taxes had not been exigible.  The Borrower, upon the request of the Administrative Agent or any Finance Party, agrees to repay the Administrative Agent or such Finance Party, as the case may be, any portion of any such refund paid over to the Borrower that the Administrative Agent or such Finance Party, as the case may be, is required to pay to the relevant Official Body and agrees to pay any interest, penalties or other charges paid by the Administrative Agent or Finance Party, as the case may be, as a result of or related to such payment to such Official Body.  Neither the Administrative Agent nor any Finance Party shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund.

(j) None of the Finance Parties nor the Administrative Agent shall be obliged to arrange its tax affairs in any particular manner or, subject to the second sentence of Section 7.6(d), be obliged to disclose any information regarding its tax affairs or computations to the Borrower or any other Person in connection with this Section 7.6.

(k) Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that the Borrower has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Borrower to do so), and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Credit Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Official Body.  A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error.  Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this Section 7.6(k).

ARTICLE 8
REPAYMENTS AND PREPAYMENTS

8.1 Repayment of Credit Facility - Initial Tranches

The Borrower shall repay to the Administrative Agent for the account of the Lenders the full amount of the then drawn principal of Loans advanced under the Initial Tranches of the Credit Facility in United States dollars as at the end of the applicable Availability Period for each such Tranche in quarterly repayments (each, an "Initial Tranches Scheduled Repayment" and collectively, the "Initial Tranches Scheduled Repayments") on the following dates (each, an "Initial Tranches Repayment Date" and collectively, the "Initial Tranches Repayment Dates"):

Date of Repayment	Amount of Scheduled Repayment

December 31, 2025	$1,000,000.00
March 31, 2026	$4,500,000.00
June 30, 2026	$4,500,000.00
September 30, 2026	$6,000,000.00
December 31, 2026	$6,500,000.00

March 31, 2027	$4,000,000.00
June 30, 2027	$4,000,000.00
September 30, 2027	$2,500,000.00
December 31, 2027	$4,500,000.00

March 31, 2028	$4,500,000.00
June 30, 2028	$4,000,000.00
September 30, 2028	$2,000,000.00
December 31, 2028	$3,000,000.00

March 31, 2029	$7,000,000.00
June 30, 2029	$6,500,000.00
September 30, 2029	$6,500,000.00
December 31, 2029	$8,000,000.00

March 31, 2030	$8,000,000.00
June 30, 2030	$5,000,000.00
September 30, 2030	$4,000,000.00
December 31, 2030	$4,000,000.00

March 31, 2031	$5,000,000.00
June 30, 2031	$5,000,000.00
September 30, 2031	$5,000,000.00

Maturity Date (December 31, 2031)	$5,000,000.00

Total	$120,000,000

The Borrower shall also pay to the Lenders on the Maturity Date all accrued and unpaid interest with respect to the Initial Tranches and all unpaid fees with respect thereto.  Any amounts so repaid pursuant to this Section 8.1 may not be reborrowed. With respect to the Initial Tranches Scheduled Repayment due and payable on December 31, 2025, the Borrower may, to the extent there is, on such date, Available Credit under the Initial Tranches and subject always to the terms and conditions hereof, drawdown under the Credit Facility to make, in whole or in part, such  Initial Tranches Scheduled Repayment.

8.2 Repayment of Credit Facility - Tranche Three

The Borrower shall repay to the Administrative Agent for the account of the Tranche Three Lender the full amount of the then drawn principal of Loans advanced under Tranche Three of the Credit Facility in United States dollars as at the end of the applicable Availability Period for Tranche Three in quarterly repayments (each, a "Tranche Three Scheduled Repayment" and collectively the "Tranche Three Scheduled Repayments") on the following dates (each, a "Tranche Three Repayment Date" and collectively the "Tranche Three Repayment Dates"):

Date of Repayment	Amount of Scheduled Repayment

December 31, 2025	$5,000,000.00

March 31, 2026	$5,000,000.00
June 30, 2026	$5,000,000.00

Total	$15,000,000

The Borrower shall also pay to the Tranche Three Lender on June 30, 2026 all accrued and unpaid interest with respect to Tranche Three and all unpaid fees with respect thereto.  Any amounts so repaid pursuant to this Section 8.2 may not be reborrowed. With respect to the Tranche Three Scheduled Repayment due and payable on December 31, 2025, the Borrower may, to the extent there is, on such date, Available Credit under the Initial Tranches and subject always to the terms and conditions hereof, drawdown under the Credit Facility to make, in whole or in part, such Tranche Three Scheduled Repayment.

8.3 Mandatory Prepayments under the Credit Facility

(a) Each Obligor (other than a Sponsor Group Member) shall contemporaneously with the occurrence of an Insurance Prepayment Trigger Event, prepay outstanding credit in an amount equal to 100% of the Insurance Prepayment Amount under the Credit Facility.

(b) If, at any time pre-Completion, there is a Change of Control, the Borrower shall, at the time of such Change of Control, prepay all of the outstanding Loans and Base Rate Loans under the Credit Facility, as well as all accrued but unpaid interest and all unpaid fees with respect thereto.

(c) Amounts which are prepaid as aforesaid shall be applied in inverse order of maturity and shall not be subject to any prepayment fees, penalties or premiums other than the breakage costs set forth in Section 7.4. Any amounts which are prepaid as aforesaid may not be reborrowed.

8.4 Voluntary Prepayments under the Credit Facility

Subject to Section 8.5, the Borrower shall be entitled to prepay all or any portion of the outstanding Loans and Base Rate Loans under the Credit Facility, provided that in the event that all of the outstanding Loans and Base Rate Loans under the Credit Facility are prepaid in full within two (2) years of the earlier of (i) the Completion Date, and (ii) the Project Longstop Date, the Borrower shall pay to the Administrative Agent for the benefit of the Lenders, a prepayment penalty equal to 1.00% of the principal amount of the Loans and Base Rate Loans prepaid, provided further, that Section 7.4 shall be complied with in connection with any such prepayment.  Other than any payments required pursuant to Section 7.4 or as otherwise set out in this Section 8.4, there are no premiums, penalties or other additional payments associated with any voluntary prepayments.  Amounts which are prepaid as aforesaid shall be applied to the applicable Scheduled Repayments in inverse order of maturity and may not be reborrowed.  Any such Prepayment Notice with respect to any voluntary prepayment of the Credit Facility prior to the Completion Date shall be accompanied by a Cost to Complete Certificate referencing, amongst other things, the amount of Available Credit after giving effect to such voluntary prepayment.  The Borrower's requested voluntary prepayment of the Credit Facility shall only be given effect if, and to the extent, the Lenders and the Independent Technical Consultant are satisfied, acting reasonably, that the Borrower has sufficient Project Sources at such time to achieve Completion by the Project Longstop Date inclusive of sufficient provisions for cost overruns as determined by the Lenders and the Independent Technical Consultant acting reasonably.

8.5 Prepayment Notice

The Borrower shall give prior written notice to the Administrative Agent of each voluntary prepayment pursuant to Section 8.4  Such notice (a "Prepayment Notice") shall be irrevocable, shall be given in accordance with Section 3.10 and shall specify:

(a) the date on which the prepayment is to take place; and

(b) the Interest Period and principal amount of the Loan, Base Rate Loan or the portion thereof which is to be prepaid (which amount shall be at least $5,000,000 and in further $500,000 increments thereof).

8.6 Cash Sweep

(a) The Borrower shall, on each Initial Tranches Repayment Date prepay outstanding credit under the Initial Tranches in an amount equal to 35% of Excess Cash Flow After Debt Service for the Measurement Period ending on the immediately preceding Initial Tranches Repayment Date until such time that $35,000,000 of the outstanding credit under the Initial Tranches has been prepaid in accordance with this Section 8.6. Amounts that are prepaid as aforesaid under the Initial Tranches shall be applied to the Initial Tranches Scheduled Repayments in inverse order of maturity and shall not be subject to any prepayment fees, penalties or premiums other than the breakage costs set forth in Section 7.4.  Any amounts which are prepaid as aforesaid under the Initial Tranches may not be reborrowed.

(b) Any Cash in the Proceeds Accounts (excluding the Project Cost Overrun Funding) will be subject to the cash sweep mechanics of this Section 8.6 on the first Initial Tranches Repayment Date (as though such Cash constitutes Excess Cash Flow After Debt Service for the relevant Measurement Period).  For certainty, this cash sweep of the Proceeds Accounts shall (i) be the only cash sweep for the first Initial Tranches Repayment Date, and (ii) not apply to Tranche Three.

8.7 Currency of Repayment

All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

9.1 Representations and Warranties

To induce the Lenders and the Agents to enter into this Agreement and to induce the Finance Parties to extend credit hereunder and under the other Finance Documents, the Borrower hereby represents and warrants to the Finance Parties, as of the date of this Agreement, as of the date of each Drawdown Notice, as of the date of each extension of credit hereunder, as of each Trade Date, as of the last day of each Fiscal Quarter and as of the Completion Date, as follows (provided that any representations and warranties which are made as of a specific date shall be as of such date) and acknowledges and confirms that the Finance Parties are relying upon such representations and warranties in entering into this Agreement and in extending credit hereunder and under the other Finance Documents:

(a) Status and Power of Obligors.  Each Obligor is a corporation duly incorporated and organized and validly existing under the laws of its jurisdiction of incorporation.  Each Obligor is duly qualified, registered or licensed in all jurisdictions where the nature of its business makes such qualification, registration or licensing necessary.  Each Obligor has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties, to carry on its business as now conducted.  Each Obligor has all necessary corporate capacity to enter into, and carry out the transactions contemplated by, the Finance Documents to which it is a party.

(b) Authorization and Enforcement.  All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Obligor of the Transaction Documents to which it is a party.  Each Obligor has duly executed and delivered the Transaction Documents to which it is a party.  The Transaction Documents to which each Obligor is a party are legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms, subject, in respect of the Credit Documents, to the qualifications contained in any legal opinions delivered by counsel to the Obligors delivered in respect hereof and thereof and also, for all Transaction Documents, subject to applicable bankruptcy, concurso mercantil, quiebra, insolvency, reorganization, moratorium or other Applicable Laws affecting creditors' rights generally and subject to general principles of equity.  The Material Project Documents and Direct Agreements are legal, valid and binding obligations of the Borrower, enforceable against the Borrower in accordance with their terms, subject to applicable bankruptcy, concurso mercantil, quiebra, insolvency, reorganization, moratorium or other Applicable Laws affecting creditors' rights generally and subject to general principles of equity. The Borrower has given to the Administrative Agent copies of all the Material Project Documents and all such copies of Material Project Documents and Project Authorizations given by it or on its behalf to the Administrative Agent constitute true and complete copies and, subject to the exercise of any Replacement Rights with respect thereto, such Material Project Documents and Project Authorizations are in full force and effect (except as may have been otherwise terminated (other than by reason of default) or expired in accordance with  the terms thereof and/or hereof).

(c) Compliance with Applicable Law and Other Instruments.  The execution, delivery and performance by each Obligor of the Transaction Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any breach or violation of, or constitute a default under Applicable Law or the terms, conditions or provisions of, the Constating Documents of such Obligor.  The execution, delivery and performance by each Obligor of the Transaction Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any material breach or violation of, or constitute a material default under, the terms, conditions or provisions of, any Applicable Law to which such Obligor is subject or to which its material property is subject or of any material agreement or any Authorization to which such Obligor is a party or is otherwise bound or by which such Obligor benefits or to which its material property is subject and do not require the consent or approval of any Official Body or any other party other than the consent or approval of the counterparties of the Material Project Documents which consents or approvals have been obtained and remain in full force and effect (except for such consents and approvals as may have been otherwise terminated (other than by reason of default) or expired in accordance with  the terms thereof and/or hereof).  All registrations and notifications have been made or will be made (subject to the timeframes, if any, set out in this Agreement and the Security Documents) and all duties and fees paid which are required pursuant to Applicable Law to perfect or give effect to the Security Documents and the intended first priority ranking of the Liens on the Secured Assets (subject to Permitted Liens) granted by the relevant Obligor pursuant to the Security Documents to which it is a party.

(d) Financial Statements.  The non-consolidated balance sheet and statement of profit and loss and cash flow of the Borrower and the consolidated financial statements of the Sponsor for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with generally accepted accounting principles and no Material Adverse Change has occurred since the date of such financial statements.  Each balance sheet of the aforesaid financial statements presents a fair statement in all material respects of the financial condition and assets and liabilities of each of the Borrower and the Sponsor, as applicable, as at the date thereof and the consolidated (as concerns the Sponsor) and unconsolidated (as concerns the Borrower) statements of financial position, comprehensive earnings (loss), shareholders equity and cashflows contained in the aforesaid financial statements fairly presents in all material respects the results of the operations of the Borrower and the Sponsor, as applicable, throughout the period covered thereby.  Except to the extent reflected or reserved against in the aforesaid balance sheets (including the notes thereto) and except as incurred in the ordinary and usual course of the business of the Borrower and the Sponsor, as applicable, neither the Borrower nor the Sponsor, as applicable, have at the date of such statements any outstanding Indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature customarily reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles.

(e) Litigation.  Except as set out in Schedule 6 of the Borrower's Perfection Certificate, there are no actions, suits, claims or proceedings (whether or not purportedly on behalf of any Obligor) pending or, to its knowledge, threatened in writing against or affecting the Project or any Obligor before any Official Body which, if adversely determined, would reasonably be expected to have a Material Adverse Effect.

(f) Title to Assets.  The Borrower has good and marketable title to all of its assets, property and undertaking, free from any Lien other than the Permitted Liens. Each Sponsor Group Member has good and marketable title to all of its Secured Assets, free from any Lien other than the Permitted Liens.

(g) Conduct of Business.  No Obligor is in violation of any Applicable Law which would reasonably be expected to have a Material Adverse Effect.  Each Obligor holds all material Authorizations which are required to operate its businesses where they are currently being operated and the Borrower holds all material Authorizations with respect to the development, financing, construction, commissioning and management and operation of the Project and the production, transportation, processing and sale of Product taking into account the current stage of construction, development and operation of the Project. No Obligor has received any notification, verbal, written or otherwise, of any pending or threatened revocation, variation or refusal of any of the afore-mentioned Authorizations which would be reasonably expected to have a Material Adverse Effect nor is any Obligor in violation or default of any such Authorization which violation or default would be reasonably expected to have a Material Adverse Effect.

(h) Outstanding Defaults.  No Default or Event of Default exists and is continuing.

(i) Solvency Proceedings.  No Obligor has:

(i) admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

(ii) in respect of itself, filed an assignment or petition in bankruptcy, concurso mercantil, quiebra, or a petition to take advantage of any insolvency statute;

(iii) made an assignment for the benefit of its creditors;

(iv) consented to the appointment of a Receiver of the whole or any substantial part of its assets;

(v) filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy, concurso mercantil or quiebra laws or any other Applicable Law of Canada or of Mexico (including, without limitation, the Ley de Concursos Mercantiles (Mexico)) or other applicable jurisdiction or any subdivision thereof;

(vi) been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a Receiver, liquidator, trustee or assignee in bankruptcy of any Obligor with such decree or order having remained in force and undischarged or unstayed for a period of 30 days; or

(vii) an event analogous to any of clauses (i) - (vi) above occurring in any relevant jurisdiction.

(j) Tax Returns and Taxes.  Each Obligor has filed all Tax returns and Tax reports required by Applicable Law to have been filed by it, such Tax returns and reports are correct and complete, and each Obligor has paid all Taxes thereby shown to be owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.

(k) Expropriation or Condemnation.  There is no present or threatened (in writing) expropriation or condemnation of the Project or any other material property or assets of any Obligor.

(l) Environmental Compliance. The Borrower makes the representations and warranties set forth in Section 2.1 (Environmental Matters) of Schedule P (Environmental and Social Rider).

(m) Partnerships.  No Obligor is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate, provided, however, this Section 9.1(m) shall have no application to the Sponsor Group after the Completion Date.

(n) Corporate Structure.  The chart attached hereto as Schedule E accurately sets out the corporate structure of the Sponsor and all of its Subsidiaries and evidences (i) intercorporate share ownership and (ii) ownership of mines (including the Project) as at the date of this Agreement.

(o) Assets Insured.  The property and assets of the Borrower are insured in accordance with Section 10.3(c) hereof in all material respects and there has been no default or failure by the party or parties insured under the provisions of such policies of insurance maintained which would prevent the recovery by the Borrower insured thereunder of the full amount of any material insured loss.  The named insured under all insurance policies maintained by the Borrower is not in default under any of the material provisions contained in any such insurance policies.

(p) Intellectual Property.  The Borrower or any Additional Guarantor owns or is licensed or otherwise has the right to use all Intellectual Property that is used in the operation of its businesses and, to the knowledge of the Borrower, without conflict with the rights of any other Person (other than any Intellectual Property the absence of which or any such conflict with respect to which would not have a Material Adverse Effect).  Neither the Borrower nor any Additional Guarantor has received any written notice of any claim of infringement or similar claim or proceeding relating to any of the Intellectual Property which if determined against the Borrower or Additional Guarantor would reasonably be expected to have a Material Adverse Effect.  No present or former employee of the Borrower or any Additional Guarantor and no other Person owns or claims to own or has or claims to have any interest, direct or indirect, in whole or in part, in any of the Intellectual Property of the Borrower or Additional Guarantor that would reasonably be expected to have a Material Adverse Effect.

(q) Employment and Labour Agreements.  Each Obligor is in compliance with the terms and conditions of all collective bargaining agreements, other labour agreements and all social security and housing obligations under Applicable Law except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(r) Capital of the Obligors.  As of the Closing Date, Schedule L sets out (A) the authorized and issued capital of each Obligor (other than each Sponsor Group Member), all of which issued Shares have been duly issued and are outstanding as fully paid and non-assessable and (B) the owner of record of all such issued Shares.  There are no outstanding warrants, options or other agreements which require or may require the issuance of any Shares of any Obligor (other than each Sponsor Group Member) or the issuance of any debt or securities convertible into Shares of any Obligor (other than each Sponsor Group Member), there are no outstanding debt or securities convertible into Shares of any Obligor (other than each Sponsor Group Member) and there are no Shares of any Obligor (other than each Sponsor Group Member) allotted for issuance.  There is no unanimous shareholder agreement with respect to any Obligor.

(s) Mining Claims and Leases. The Borrower has (i) acquired all Mining Claims and Leases which are necessary for the development, mining and operation of the Project for the Life of Mine, (ii) registered, or is in the process of registering, all Mining Claims and Leases before the Mexican Public Mining Registry (Registro Público de Minería), and (iii) has obtained such other surface and other rights as are necessary for access rights, water rights, plant sites, tailings disposal, waste dumps, ore dumps, abandoned heaps or ancillary facilities which are necessary for the development, mining and operation of the Project in accordance with the Development Plan in all material respects, in each case, as of the date that this representation is made.  All such Mining Claims and Leases and other rights are sufficient in scope and substance for the development, mining and operation of the Project by the Borrower in accordance with the Development Plan in all material respects, and remain in full force and effect, as of each date this representation is made in accordance with the Development Plan in all material respects.  Other than Permitted Liens, no Person other than the Borrower, the Collateral Agents and the Administrative Agent for the benefit of the Finance Parties, has any right, title or interest in or to the Mining Claims and Leases in connection with the operation of the Project. The Mining Claims and Leases give the Borrower the exclusive right to conduct its mining activities in compliance with Applicable Law and to extract minerals on the areas covered by the Mining Claims and Leases in connection with the operation of the Project.  All material fees, including without limitation maintenance fees, and other payments due to any Official Body in respect of the Mining Claims and Leases have been paid in full on a timely basis.  Except as set out in Schedule 5 of the Borrower's Perfection Certificate, the Mexican Royalties and Offtake Agreements, none of the Mining Claims and Leases or any Product produced therefrom are subject to an option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, fee or payment in the nature of rent or royalty, or right capable of becoming an agreement, option, right of first refusal or right, title, interest, reservation, claim, rent, royalty, fee or payment in the nature of rent or royalty.

(t) Liens.  The Liens granted to the Collateral Agents pursuant to, and in accordance with, the Security Documents are fully perfected first priority Liens in and to the Secured Assets (subject only to Permitted Liens and, in the case of the Mining Concessions only, satisfaction of the Mexican Pledge Agreement (Mining Concessions) Deliverables) and will, upon the acquisition of additional Secured Assets by each Obligor, constitute first charges or security interests upon all such Secured Assets of such Obligor free and clear of all Liens (except Permitted Liens). All necessary recordings and filings have been made, or shall be made on the Financial Closing Date, in all necessary public offices, and all other necessary and appropriate action has been taken, so that each such Security Document creates a perfected Lien on all right, title and interest of the Obligor which is a party thereto in the Secured Assets covered thereby, prior and superior to all other Liens other than Permitted Liens and all necessary consents to the creation, perfection and enforcement of such Liens, if required, have been obtained from each of the parties to the Material Project Documents, as applicable.

(u) Consents, Approvals, etc.  Other than the Mexican Pledge Agreement (Mining Concessions) Authorization in respect of the Mining Concessions only, no consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments which have not already been provided to the Administrative Agent are required to be entered into by any Person (i) to make effective the Security created or intended to be created by the Obligors in favour of the Collateral Agent pursuant to the Security Documents and (ii) to ensure the perfection and the intended priority of such Security.

(v) Perfection Certificates.  Other than as may be updated from time to time pursuant to Section 10.1(a), all information in the most recently delivered Perfection Certificate is hereby certified to be true and correct in all material respects.

(w) [Reserved]

(x) Information Supplied.  All written and formally presented information provided or made available by the Obligors to the Finance Parties and the matters contemplated hereby is complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made and are not misleading in light of the circumstances under which such information is provided; provided that all financial information, financial models and projections and forecasts (referred to in this section as "Projections") provided or made available by the Obligors to the Finance Parties or any of their respective advisors or representatives have been or will be prepared in good faith based upon assumptions which the relevant Obligor believes are reasonable at the time made (it being understood and agreed that no assurance can be given that the Projections will be realized and that actual results may materially differ from such Projections).

(y) Completion.  It is the Borrower's good faith estimate and belief that the Completion Date will occur on or prior to the Project Longstop Date.

(z) Development Plan.  The Development Plan is the current plan of the Borrower for the development, construction and operation of the Project.

(aa) Material Project Documents.  As at the date hereof, Schedule K constitutes an accurate list of all Material Project Documents. Each of the Material Project Documents is in full force and effect, unamended as of the date hereof. The Borrower is not in default under or in breach of any term or condition of any Material Project Document that would have, either individually or in the aggregate, a Material Adverse Effect, nor is the Borrower aware of any default under or breach of any term or condition of any Material Project Document by any other party thereto other than as it relates to any Material Project Document for which the Borrower is exercising its Replacement Rights. Save and except for any Material Project Document for which the Borrower is exercising its Replacement Rights, every Authorization necessary for the execution, delivery and performance by the Borrower of the Material Project Documents has been obtained and is in full force and effect, other than Authorizations ordinarily obtained during the course of construction or which are otherwise required pursuant to the provisions of any Material Project Document to be obtained on a date following the date of this Agreement. The Borrower has not sold, assigned, created a Lien over (other than Permitted Liens) or otherwise disposed of any Material Project Document or any right, title or interest therein, other than pursuant to the expiry of its term or in respect of any Material Project Document whereby the Borrower is exercising its Replacement Rights. The Borrower has entered into all Material Project Documents which are necessary for development, financing, construction, commissioning and management and operation of the Project and the production, transportation, processing and sale of Product taking into account the current stage of construction, development and operation of the Project.

(bb) AML Laws, Anti-Corruption Laws and Sanctions. The Obligors and their Affiliates or Subsidiaries have implemented and maintain in effect, or are subject to, policies and procedures designed to ensure compliance by such parties and their respective directors, officers, employees and agents with AML Laws, Anti-Corruption Laws and Sanctions, and the Obligors and their Affiliates or Subsidiaries and their respective officers and directors and, to the knowledge of such party, its employees and agents, are in compliance with AML Laws, Anti-Corruption Laws and Sanctions. None of the Obligors or any of their Affiliates or Subsidiaries or their respective directors, officers, employees and agents (i) are a Restricted Person, (ii) will directly or indirectly use or permit the use of any Loan with or for the benefit of any Restricted Person or in any manner which violates Sanctions, AML Laws or Anti-Corruption Laws or which will cause the Finance Parties to commit any action under this Agreement or the other Credit Documents to fund or facilitate any activities of or business with any Restricted Person, to fund or facilitate any activities of or business with any Restricted Territory or in any other manner that will result in a violation of Sanctions by any Person, (iii) has engaged in any dealings or transactions with or for the benefit of a Restricted Person, nor with or in a Restricted Territory, (iv) are located, organized or resident in a Restricted Territory, (iv) have any plans to undertake any dealings or transactions with Restricted Persons or Restricted Territories or (v) have engaged in any activity or conduct that would result in a violation or breach of, or be sanctionable under, any Sanctions, Anti-Corruption Laws or AML Laws. There are not pending, nor to the best of the Borrower's knowledge, threatened, claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court actions against any Obligor or any of its Affiliates alleging a violation by such Obligor or any of its Affiliates of any applicable Sanctions. Both immediately before and after giving effect to any Loan and use of proceeds thereof, the Borrower is in compliance with Section 10.3(b). The representations and warranties given in this Section 9.1(bb) shall not be made by nor apply to in so far as such representation would result in a violation of or conflict with the Foreign Extra Territorial Measures Act (Canada).

(cc) Cost to Complete Certificate.  All information and disclosure in the most recent Cost to Complete Certificate delivered to the Administrative Agent and the Technical Agent by the Borrower was true and correct in all material respects when delivered.

(dd) Canadian Pension Plans. No Obligor sponsors, maintains, administers, contributes to or has contributed to, or has any obligation or liability in respect of, a Canadian Pension Plan.

(ee) [Reserved].

(ff) Beneficial Ownership Certification. As of (a) the Financial Closing Date, the information included in the Beneficial Ownership Certification delivered pursuant to Section 11.1(b)(xviii) is true and correct in all respects and (b) as of the date delivered, the information included in each Beneficial Ownership Certification delivered pursuant to Section 10.3(w)(ii)(L) is true and correct in all respects.

(gg) Community Matters. The Borrower makes the representations and warranties set forth in Section 2.2 (Community Matters) of Schedule P (Environmental and Social Rider).

9.2 Survival of Representations and Warranties

All of the representations and warranties of the Obligors contained in Section 9.1 shall survive the execution and delivery of this Agreement until the Secured Obligations Termination Date, notwithstanding any investigation made at any time by or on behalf of any Finance Party.

ARTICLE 10
COVENANTS

10.1 Reporting Covenants

The Borrower hereby covenants and agrees with the Finance Parties that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 13.14:

(a) Financial Reporting.  The Borrower shall furnish the Administrative Agent with the following statements and reports, each such statement and report to be in form and substance satisfactory to the Lenders (except to the extent otherwise specified herein) (with sufficient copies for all of the Lenders):

(i) copies of the audited consolidated financial statements of the Sponsor, together with management, discussion and analysis with respect to the Sponsor, within 90 days after the end of each Fiscal Year, and the audited financial statements of the Borrower within 90 days after the end of each Fiscal Year, in each case for such Fiscal Year, together with the auditors' report for each such audited financial statements, each in form and substance satisfactory to the Administrative Agent;

(ii) within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, the unaudited balance sheet and profit and loss and cash flow statements of the Borrower, the unaudited consolidated financial statements of the Sponsor, in each case for such Fiscal Quarter, together with management, discussion and analysis with respect to the Sponsor as well as a report detailing the Borrower's risk management activities as well as certification that such risk management activities comply, in all material respects, with the Risk Management Program;

(iii) (x) concurrent with the deliveries of financial statements pursuant to either of Section 10.1(a)(i) or Section 10.1(a)(ii) above and (y) within seven (7) days of any request made by the Administrative Agent if it believes, acting reasonably, that a financial covenant set forth in Section 10.2 may be in breach (which date shall be a "Special Calculation Date"), a duly executed and completed compliance certificate, in the form attached as Schedule B hereto and signed by a Senior Officer of the Borrower together with written notification of any material change in the information certified in the Perfection Certificates;

(iv) within 90 days after the end of each Fiscal Year, an updated Annual Construction and Operating Budget for the then current Fiscal Year as well as an updated Mine Plan, statement of Proven and Probable Reserves and Base Case Financial Model, with an explanation in the amount attributed in any line item specified where there is a change in value greater than the Permitted Increase in comparison to the preceding Annual Construction and Operating Budget, Mine Plan, statement of Proven or Probable Resources or Base Case Financial Model;

(v) within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, an updated Annual Construction and Operating Budget with an explanation in the amount attributed in any line item specified where there is a change in value the greater than the Permitted Increase;

(vi) [Reserved.]

(vii) within 30 days after the end of each calendar month prior to the Completion Date, a construction report in relation to the Project in a form to be agreed upon detailing revenue, Operating Expenditures, Capital Expenditures, construction and development, offsite costs, outstanding accounts payable, production levels relative to the approved Annual Construction and Operating Budget and Base Case Financial Model together with a detailed explanation for any deviation of such information from the then-applicable Annual Construction and Operating Budget and Base Case Financial Model with respect to any material expense category (in each case, only where such change is an increase that is not a Permitted Increase), in form and substance satisfactory to the Administrative Agent, acting reasonably (and acting on the reasonable instructions of the Majority Lenders and the Independent Technical Consultant) and provided that a report in substantially the same form as previously delivered (but with updated content) shall be deemed, as to the form thereof, satisfactory, together with a reconciliation of all payments to and from the Proceeds Accounts during the preceding month as well as copies of any Additional Project Authorizations or Additional Material Project Documents entered into since the previously delivered report;

(viii) within 30 days after the end of each calendar month after the Completion Date, an operating report in relation to the Project in a form to be agreed upon detailing revenue, Operating Expenditures, Capital Expenditures, offsite costs, outstanding accounts payable, production levels relative to the-then applicable Annual Construction and Operating Budget and Base Case Financial Model together with a detailed explanation for any material deviation of such information from Annual Construction and Operating Budget and Base Case Financial Model with respect to any material expense category (in each case, only where such change is an increase that is not a Permitted Increase), in form and substance satisfactory to the Administrative Agent, acting reasonably (and acting on the reasonable instructions of the Majority Lenders and the Independent Technical Consultant) and provided that a report in substantially the same form as previously delivered (but with updated content) shall be deemed, as to the form thereof, satisfactory, together with a reconciliation of all payments to and from the U.S. Proceeds Accounts during the preceding month as well as copies of any Additional Project Authorizations or Additional Material Project Documents entered into since the previously delivered report;

(ix) within 30 days after the end of each calendar month for the period beginning from the Financial Closing Date until the Completion Date, a draft Cost to Complete Certificate as at the end of the prior month end, together with all required backup documentation;

(x) promptly upon receipt by the Borrower, a copy of the monthly bank statements with respect to the Mexican Operating Accounts;

(xi) [Reserved];

(xii) 180 days after the end of each Fiscal Year beginning with the Fiscal Year ending December 31, 2023 (or, if earlier, not less than 15 days prior to the expiration date of any required insurance policy), the Borrower shall deliver to the Administrative Agent a certificate of the Borrower stating that all insurance required to be maintained by Section 10.3(c) is in full force and effect, accompanied by a report or reports from the Borrower's insurance brokers or agents that taken together show with reasonable specificity the existence of all insurance required to be maintained by Section 10.3(c) (including the scope and amount of coverage provided by, and the deductibles and exclusions under, each required policy), and that all such insurance is then in full force and effect and all premiums have been paid in full or will be paid no later than December 1, 2023 (for the Fiscal Year ended December 31, 2023) and no later than 30 days (for all other Fiscal Years) of the effective date (or effective renewal date, as applicable) of the required insurance coverage, in each case, in form and substance satisfactory to the Insurance Consultant.  Evidence of such payment shall be provided to the Administrative Agent promptly after such payment.  The Borrower shall also provide the information set forth in this paragraph promptly upon the occurrence of any material change in the amount, coverage or duration of its insurance coverage. As soon as practicable after the Borrower has been refused insurance for any material coverage for which it had applied or had any policy of insurance terminated (other than at its request), the Borrower shall notify the Administrative Agent of such refusal, including the coverage requested and the extent of such refusal.  The Administrative Agent shall have the right to review copies of all policies providing the coverage required by Section 10.3(c); and

(xiii) Environmental monitoring reports required pursuant to Section 3 (Project Reporting - Borrower Environmental and Social Monitoring Reports) of Schedule P (Environmental and Social Rider); and

(xiv) promptly upon request, such other statements, reports and information as the Administrative Agent, on the instructions of the Majority Lenders, may reasonably request from time to time.

The Borrower shall cause all forecasts and/or projections to be prepared with due care and diligence.

(b) Notifications to the Administrative Agent and Technical Agent.  The Borrower shall promptly notify the Administrative Agent and the Technical Agent in writing of:

(i) the commencement or the written threat of any expropriation or condemnation of any material assets, property or undertaking of any Obligor or of the institution of any proceedings related thereto;

(ii) any actions, suits, inquiries, disputes, claims or proceedings (whether or not purportedly on behalf of any Obligor) commenced or threatened in writing against or affecting the Project or any Obligor before any Official Body which in any case or in the aggregate would reasonably be expected to have a Material Adverse Effect;

(iii) upon the occurrence of either a Default, an Event of Default, Material Adverse Change, or a material default under any Material Project Document by any Person party thereto of which an Obligor is aware, the nature and date of occurrence of such Default, Event of Default or a material default under any Material Project Document, such Obligor's  assessment of the duration and effect thereof and the action which the Obligor proposes to take with respect thereto;

(iv) the occurrence of any unscheduled stoppage or disruption to construction of, or mining and production occurring at, the Project for any period longer than ten (10) consecutive days and whether such occurrence is during or absent a Force Majeure event;

(v) any major technical disruption, material socio-environmental issue or any event of Force Majeure affecting the Project;

(vi) any material downward revision to Proven and Probable Reserves other than in accordance with the Mine Plan and otherwise any change to the Mine Plan;

(vii) any change to the Estimated Completion Date;

(viii) any matter that makes it likely, in the reasonable determination of the Borrower, that the next Cost to Complete Certificate to be delivered by the Borrower pursuant to Section 10.1(a)(ix) would contain a Project Cost Overrun;

(ix) any written notification of any pending or threatened revocation, variation or refusal of any Authorizations which are required to operate any Obligor's businesses where they are currently being operated including with respect to the development, financing, construction, commissioning and management and operation of the Project and the production, transportation, processing and sale of Product, provided that, post-Completion, this clause shall only apply insofar as it relates to the Sponsor to Authorizations that relate to, or are reasonably required in connection with, any Secured Assets;

(x) any change to, or the implementation of, any Environmental and Social Requirement or other Applicable Law which would reasonably be expected to have a Material Adverse Effect;

(xi) any insurance claim in an amount in excess of $750,000;

(xii) as promptly as practicable after it becomes aware of or receives notification of any pending or threatened investigations, actions, suits, inquiries, disputes, claims or proceedings involving any potential breach by an Obligor of Sanctions, Anti-Corruption Laws or AML Laws;

(xiii) in respect of Offtake Agreements, any amendments, modifications or waivers in connect therewith or any deferral or price fixing elections made in respect of Product delivered thereunder;

(xiv) any matter pursuant to Section 4.5 of Schedule P (Environmental and Social Rider);

(xv) any rejection or request for additional information from any public registry or Official Body in respect of the actions being taken to perfect the security interest in the Secured Assets pursuant to Section 10.3(dd);

(xvi) the existence of any Lien registered in any public registry or with any Official Body with respect to the Secured Assets other than a Permitted Lien;

(xvii) receipt of the Mexican Pledge Agreement (Mining Concessions) Authorization or any rejection or request for additional information from any public registry or Official Body in respect thereof;

(xviii) no less than six (6) months notice prior to expiry, termination or maturity of an Offtake Agreement and prompt notice of any new Offtake Agreements to be entered into; and

(xix) any material deviations from the Base Case Financial Model or Annual Construction and Operating Budget.

(xx) any proposed Change Orders.

The Borrower hereby agrees that the Administrative Agent, on the instructions of the Majority Lenders, may re-engage the Independent Technical Consultant upon the occurrence of any matters set forth in paragraph (iv) above.

(c) Material Changes. The Borrower shall not, and shall not suffer or permit any other Obligor to,

(i) change its name except with 30 days' prior written notice to the Administrative Agent;

(ii) change the jurisdiction(s) in which its tangible Secured Assets are located from those set forth in their respective Perfection Certificate, except with 30 days' prior written notice to the Administrative Agent;

(iii) other than Product sold in the ordinary course of business and in transit as part of such sale, keep tangible assets at any location other than the location(s) listed in their respective Perfection Certificate without providing the Administrative Agent with thirty (30) days' prior written notice thereof, provided that this Section 10.1(c)(iii) shall apply only to the Borrower and any Additional Guarantor;

(iv) make any material changes in its accounting or reporting or financial reporting practices, except as required or permitted by GAAP, in which case such changes shall be promptly disclosed to the Administrative Agent; or

(v) any change in the information provided in any Beneficial Ownership Certification that would result in a change to the list of beneficial owners identified in parts (c) or (d) of such certification.

10.2 Financial Covenants

The Borrower hereby covenants and agrees with the Finance Parties that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 13.14:

(a) Loan Life Coverage Ratio. The Borrower shall at all times maintain the Loan Life Coverage Ratio to be greater than 1.30:1 and shall calculate such ratio as at each Calculation Date.

(b) Project Life Coverage Ratio. The Borrower shall at all times maintain the Project Life Coverage Ratio to be greater than 1.50:1 and shall calculate such ratio as at each Calculation Date.

(c) Historical Debt Service Coverage Ratio. The Borrower shall maintain the Historical Debt Service Coverage Ratio to be greater than 1.25:1 and shall calculate such ratio as at each Calculation Date.

(d) Reserve Tail Ratio. The Borrower shall at all times maintain the Reserve Tail Ratio so that it is greater than (i) 35% on the date on which the Total Commitment Amount has been permanently reduced to zero pursuant to Section 2.3, and (ii) 20% on the Maturity Date.

(e) Gross Leverage Ratio. Until the Trigger Date, the Sponsor shall maintain the Gross Leverage Ratio to be less than 3.50:1 and shall calculate such ratio as at each Calculation Date and thereafter this Section 10.2(e) shall have no further application.

(f) Interest Service Coverage Ratio. Until the Trigger Date, the Sponsor shall maintain the Interest Service Coverage Ratio to be greater than 2.50:1.0 and shall calculate such ratio as at each Calculation Date and thereafter this Section 10.2(f) shall have no further application.

(g) Liquidity. Until the Trigger Date, the Sponsor shall at all times maintain a Cash Balance in an amount greater than or equal to $10,000,000 and shall calculate such amount as at each Calculation Date and thereafter this Section 10.2(g) shall have no further application.

10.3 Affirmative Covenants

The Borrower hereby covenants and agrees with the Finance Parties that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 13.14:

(a) Prompt Payment.  The Borrower shall duly and punctually pay, or cause to be duly and punctually paid to the Finance Parties, all amounts payable by the Borrower under the Finance Documents to which it is a party at the times and places and in the currency and manner mentioned therein.

(b) Use of Proceeds.  The Borrower shall apply all of the proceeds of Loans advanced under the Initial Tranches to (i) finance Project Costs in accordance with the Development Plan, and (ii) if and to the extent required, the Borrower shall apply proceeds of the initial drawdown of Tranche One, or the drawdown under Tranche Two which results, together with all other drawdowns under Tranche Two, in the aggregate amount advanced under Tranche Two exceeding $25,000,000, to top-up the Project Cost Overrun Funding by no later than the Tranche Two PCOF Funding Date, provided that, for certainty, the Borrower shall not be permitted to apply the proceeds of the Credit Facility to top-up the Project Cost Overrun Funding for amounts used to fund Project Cost Overruns. The Borrower shall apply all of the proceeds of Loans advanced under Tranche Three for its general working capital purposes. Neither the Sponsor nor its Subsidiaries nor their respective directors, officers, employees or agents, in each case, acting in their official capacity, shall, directly or indirectly, use the proceeds of the Credit Facility, or lend, contribute or otherwise make available such proceeds to any Person, (w) for the purpose of funding, financing or facilitating any activities, business or transaction of or with any Restricted Person or any Restricted Territory, (x) for the purpose of furthering an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any Person in violation of any AML Laws or Anti-Corruption Laws, (y) for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of Anti-Corruption Laws or (z) in any other manner, in each case as will result in a violation or breach of any Sanctions by, or could result in the imposition of Sanctions against, any Person (including any Person participating in the transactions contemplated hereby, whether as underwriter, advisor, investor, lender, hedge provider, facility or security agent or otherwise).

(c) Insurance.  The Borrower covenants and agrees that it shall strictly observe each of the covenants and undertakings pertaining to insurance coverage as is set out in Schedule R hereto.

(d) Access to Officers.  Upon the reasonable request of the Administrative Agent at reasonable intervals, the Borrower shall, and shall cause each other Obligor to, make available to the Administrative Agent, the Technical Agent, the Independent Technical Consultant and Independent Environmental and Social Consultant their respective officers during regular business hours (including Senior Officers) to answer questions concerning such Obligor's business and affairs.

(e) Reimbursement of Expenses.  The Borrower shall (i) reimburse each Finance Party, on demand following presentation of a summary statement, for all reasonable and documented out-of-pocket costs, charges and expenses incurred by or on behalf of such Finance Party including, without limitation, and (1) the reasonable and documented fees, disbursements and other charges of (A) one primary legal counsel and one local or special counsel in each relevant jurisdiction for the Agents and Lenders, (B) one special counsel for each Qualified Risk Management Lender, (C) the Onshore Collateral Agent and the Offshore Collateral Agent, (D) one primary legal counsel and one local or special counsel in each relevant jurisdiction for the Onshore Collateral Agent, (E) one primary legal counsel and one local or special counsel in each relevant jurisdiction for the Offshore Collateral Agent,  and (F) the Independent Technical Consultant, the Independent Environmental and Social Consultant and the Insurance Consultant and any other Independent Consultant(s) or advisor(s) retained by any Agents, and (2) the reasonable costs of any engineering reports, technical, operations and monitoring reviews and environmental audits and studies as required by any Agent, in each case, in connection with all due diligence conducted by the Finance Parties with respect to the financing contemplated herein including the evaluation, arrangement, negotiation, preparation, execution, delivery, syndication, participation, administration, implementation and interpretation of the Finance Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments and waivers hereto and thereto (whether or not consummated or entered into) and any lien search fees and lien registration, (ii) reimburse each Finance Party's agents or officers, the Independent Technical Consultant, the Independent Environmental and Social Consultant, the Insurance Consultant and any other Independent Consultant(s) or advisor(s) retained by any Agent on demand, for all reasonable and documented out-of-pocket expenses in connection with any visit/inspection of the nature referred to in 10.3(f) and 10.3(k) (including travel expenses) and technical due diligence  and (iii) reimburse each Finance Party, on demand, for all documented out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with any Default or Event of Default or the enforcement of the Finance Documents.  For the avoidance of doubt, the foregoing reimbursement covenant shall be effective regardless of whether Loans are advanced to the Borrower hereunder.

(f) Inspection of Assets and Operations.  Subject at all times to safety and security protocols in place at the Project, the Borrower shall permit representatives of the Administrative Agent, the Lenders, the Technical Agent, the Independent Technical Consultant and Independent Environmental and Social Consultant from time to time and representatives of the Finance Parties to inspect the Project, together with the assets, property or undertaking of the Borrower, and for that purpose to enter on any property which is owned and controlled by the Borrower and where any Secured Assets may be situated during business hours and, unless a Default has occurred and is continuing, upon reasonable notice (provided that, if no Event of Default has occurred and is continuing or no site visit is required to assess a consent request, such inspections by the Lenders shall occur no more than (i) three times per Fiscal Year prior to Completion, and (ii) once per Fiscal Year post-completion.

(g) Corporate Existence.  Each Obligor shall, and shall cause each other Obligor to, maintain its corporate existence and qualify and remain duly qualified to carry on business and own property in each jurisdiction where the nature of its business makes such qualification necessary.

(h) Conduct of Business.  The Borrower shall, and shall cause each other Obligor to, conduct its business and construct, develop and operate the Project in accordance with prudent industry practice and in compliance, in all material respects, with all Applicable Laws, the Development Plan, the Authorizations and all terms of the Transaction Documents and to observe and perform all its respective obligations under all material leases, licences, Mining Concessions and agreements necessary for the proper conduct of its business consistent with prudent mining practice; provided that, for certainty, no development, construction or expansion of mining activities in Alliance for Zero Extinction sites (as such sites' boundaries are determined as of the Financial Closing Date) shall be undertaken by the Borrower, provided further, if following the Financial Closing Date, Alliance for Zero Extinction sites expand to encompass all or any portion of any Mining Claims and Leases not necessary for the development, mining and operation of the Project for the duration of the Loan (the "Expanded AZE Sites"), then (i) no new development, construction or expansion of mining activities shall occur on such Expanded AZE Sites following their designations as Alliance for Zero Extinction sites, (ii) the Borrower shall, in consultation with the Environmental and Social Agent, undertake a reassessment of the environmental and biodiversity impacts of the Project (the "Biodiversity Reassessment"), (iii) based on the results of the Biodiversity Reassessment, the Lenders shall have the option, in their sole discretion, to require that the Borrower make such revisions and / or update the Biodiversity Action Plan and / or the Biodiversity Mitigation and Management Plan. The Borrower shall, and shall cause each other Obligor to, perform all material obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied, provided this sentence shall apply to each Sponsor Group only in respect of the Secured Assets; obtain and maintain all material Authorizations necessary for the construction, development and operation of its business (including, in the case of the Borrower, the Project) all in a manner consistent with standard industry good practice and ensure that there is no breach or revocation of such Authorizations; provided this sentence shall apply to the Sponsor Group Member only in respect of the Secured Assets; provided further that if any material Authorization is revoked, then only if such material Authorization has not been replaced by a replacement Authorization, in form and substance acceptable to the Administrative Agent (on the instruction of Lenders (pre-Completion) and the Majority Lenders (post-Completion), acting reasonably, in a timely manner and without any interruption of construction or operations at the Project or otherwise causing a Material Adverse Effect, shall such revocation constitute a breach or default of this Section 10.3(h). The Borrower shall promptly (unless there is a specific requirement to the contrary provided for herein or otherwise contained in the Credit Documents) comply with all Mexican Mining Law Amendments, including regulatory provisions related thereto, with respect to the procurement or securing of any Authorizations which are statutorily required to be obtained and/or exchanged for new Authorizations.

(i) Taxes. The Borrower shall, and shall cause each other Obligor to, pay, as applicable, all Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles.

(j) Environmental Matters.  The Borrower shall comply with Schedule P (Environmental and Social Rider).

(k) Books and Records.  The Borrower shall keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by generally accepted accounting principles and permit representatives of the Administrative Agent, the Independent Technical Consultant and the Independent Environmental and Social Consultant, as may be reasonably required, to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours and, unless a Default has occurred and is continuing upon reasonable notice and to discuss the affairs, finances and accounts of such Obligor with its auditors during reasonable business hours and upon reasonable notice.

(l) Completion.  The Completion Certificate shall be deemed to be accepted, and Completion shall be deemed to have occurred, once each condition set forth in the Completion Test has been satisfied in the manner set forth in Schedule H hereto.

(m) Debt Service Reserve Account.  Except as contemplated below, the Borrower shall, at all times, from the Reserve Account Funded Date maintain the balance in the Debt Service Reserve Account in an amount equal to or greater than the Debt Service Reserve Minimum.  The Borrower shall initially fund the Debt Service Reserve Account from: a) (i) any Available Credit remaining immediately prior to the Reserve Account Funded Date (if any), (ii) any surplus proceeds in the relevant Proceeds Account, or (iii) by way of the Project Cost Overrun Funding, provided that in the case of (ii) and (iii) only where all other Project Costs have been met, in accordance with the Cash Flow Waterfall and, b) thereafter, from the relevant Proceeds Account in accordance with the Cash Flow Waterfall or, if any, from the proceeds from the issuance of additional Equity, if necessary.  Any amount in the Debt Service Reserve Account in excess of the Debt Service Reserve Minimum (the "DSRA Excess") may be transferred to the relevant Proceeds Account on any Repayment Date.  With the prior written consent of the Lenders, the balance standing to the credit of the Debt Service Reserve Account may be applied by the Borrower to meet Debt Service Charges where there are insufficient funds in the relevant Proceeds Account to make such required payment, in whole or in part, at such time in accordance with the Cash Flow Waterfall.  Where amounts standing to the credit of the Debt Service Reserve Account have been applied in accordance with the previous sentence, such application shall not constitute an Event of Default so long as the Borrower shall, within four (4) months from such payment, ensure that the balance of the Debt Service Reserve Account is equal to or greater than the then applicable Debt Service Reserve Minimum.  For certainty and without in any way derogating from Section 10.3(o)(vi), nothing in this Section 10.3(m) obligates any Sponsor Group Member or any other Person in any way to contribute additional Equity into the Borrower to remedy any withdrawal from the Deb Service Reserve Account.

(n) Operating Reserve Account.  Except as contemplated below, the Borrower shall, at all times, from the Reserve Account Funded Date maintain the balance in the Operating Reserve Account in an amount equal to or greater than the Operating Reserve Minimum. The Borrower shall initially fund the Operating Reserve Account from the remaining availability under the Credit Facility on the Reserve Account Funded Date (if any), by way of the Project Cost Overrun Funding but only where all other Project Costs have been met, or from any balance standing to the credit of the relevant Proceeds Account in accordance with the Cash Flow Waterfall and thereafter fund the Operating Reserve Account from any balance standing to the credit of the relevant Proceeds Account in accordance with the Cash Flow Waterfall or, if any, from the proceeds from the issuance of additional Equity if necessary. Any amount in the Operating Reserve Account in excess of the Operating Reserve Minimum (the "ORA Excess") may be transferred to the relevant Proceeds Account on any Repayment Date. The balance to the credit of the Operating Reserve Account may applied by the Borrower to meet Operating Expenditures where there are insufficient funds in the relevant Proceeds Account to make such required payment, in whole or in part, at such time.  Where amounts standing to the credit of the Operating Reserve Account have been applied in accordance with the previous sentence, the Borrower shall, within four (4) four months from such payment, ensure that the balance of the Operating Reserve Account is equal to or greater than the then applicable Operating Reserve Minimum. For certainty and without in any way derogating from Section 10.3(o)(vi), nothing in this Section 10.3(n) obligates any Sponsor Group Member or any other Person in any way to contribute additional Equity into the Borrower to remedy any withdrawal from the Operating Reserve Account.

(o) Proceeds Account.  Proceeds of credit advanced to the Borrower under the Credit Facility shall be paid directly to the relevant Proceeds Account (plus proceeds from hedge settlement amounts, any amounts received from sale / disposal of assets, interest income, and any other monies received by the Borrower including without limitation amounts received by way of damages, liquidated or otherwise).  The Borrower shall cause all revenues from the sale of Product (including proceeds from the Offtake Agreements and all insurance proceeds) to be deposited directly into the relevant Proceeds Account and, in furtherance thereof, the Borrower agrees to irrevocably direct all counterparties to Offtake Agreements to make all payments of revenue derived therefrom directly to the relevant Proceeds Account.  The Borrower shall only withdraw amounts from the relevant Proceeds Account if such amounts are immediately and directly applied in the following order of priority (the "Cash Flow Waterfall"):

(i) first, to pay (directly and/or by a transfer from the relevant Proceeds Account) to any Mexican Operating Account, Operating Expenditures (including any lease financing costs and any principal and interest in connection with the REDACTED [name redacted]  Equipment Loans) and Capital Expenditures (including, for certainty, Sustaining Capital Expenditures) of the Borrower (provided always such payments are consistent with the Base Case Financial Model) as well to pay for the replacement or reinstatement of assets to the extent funded by insurance proceeds deposited to the relevant Proceeds Account;

(ii) second, to pay any Taxes and obligations under any royalties owed by the Borrower (provided always such payments are consistent with the Base Case Financial Model);

(iii) third, to pay all reasonable fees due and owing to the Agents, the Independent Technical Consultant, the Insurance Consultant, legal counsel and any other Independent Consultant, advisor or expert retained by an Agent for the purposes hereof;

(iv) fourth, to pay all Secured Obligations (other than payments pursuant to Section 8.1, 8.2, 8.3 and 8.6 hereunder and payments pursuant to or in connection with the Qualified Risk Management Agreements) then due and payable;

(v) fifth, to pay Scheduled Repayments pursuant to Section 8.1 and 8.2 hereunder and payments pursuant to or in connection with the Qualified Risk Management Agreements solely in respect of Qualified Derivatives Transactions;

(vi) sixth, to pay amounts into the Operating Reserve Account to cause the minimum balance thereof to be maintained as the relevant minimum balance thereof as stipulated by Section 10.3(n);

(vii) seventh, to pay amounts into the Debt Service Reserve Account to cause the minimum balance thereof to be maintained at the relevant minimum balance thereof as stipulated by Section 10.3(m);

(viii) eighth, to make mandatory prepayments pursuant to Section 8.3 and 8.6;

(ix) ninth, to make voluntary prepayments pursuant to Section 8.4; and

(x) tenth, to make payments into the Distribution Account to the extent permitted pursuant to Section 10.4(f) (each such payment a "Restricted Payment" provided that, for the avoidance of doubt, payment under the Offtake Agreements shall not be deemed a Restricted Payment)

The Borrower shall, upon request by the Administrative Agent, provide to the Administrative Agent all requested details with respect to all payments to and from the relevant Proceeds Account.  Should Completion occur prior to the first Initial Tranches Repayment Date, the Borrower may, subject to the terms and conditions hereof, drawdown the undrawn balance of the Initial Tranches and, if so drawn down, the Borrower shall forthwith deposit such proceeds to the relevant Proceeds Account, which proceeds may then be distributed pursuant to Section 10.3(o)(ix).

(p) Maintenance of Secured Assets.  Subject at all times to exceptions set out in Section 10.4(c), the Borrower shall, and shall cause each other Obligor to, maintain, preserve, protect and keep:

(i) all of its material ownership, lease, use, license and other interests in the Secured Assets as are necessary or advisable for the development, mining and operation of the Project substantially in accordance with sound mining and business practice; and

(ii) all of the Secured Assets owned by it in good repair, working order and condition (ordinary wear and tear excepted), protected from material theft, loss or damage, and make necessary and proper repairs, renewals, and replacements so that the business carried on in connection therewith may be properly conducted at all times, unless the continued maintenance of any of such Secured Assets is no longer necessary or economically desirable for the operation of the Project, such operation to be substantially in accordance with sound mining and business practice.

(q) Mining Payments.  The Borrower shall pay (and provide evidence thereof satisfactory to the Administrative Agent if requested) all fees, royalties and other payments due to the applicable Official Bodies in respect of any Mining Claim and Lease in full at least five (5) Banking Days in advance of when such payment is due.

(r) [Reserved]

(s) [Reserved]

(t) Risk Management Program.  At all times after implementation of the Risk Management Program, the Borrower shall comply therewith. The Borrower shall execute the Mandatory Gold Hedges, Mandatory CapEx FX Hedges and the OpEx FX Hedges in accordance with the terms of the Risk Management Program.  The Borrower shall comply with the Risk Management Program in all material respects from and as of the implementation thereof and in accordance with its terms.

(u) [Reserved]

(v) [Reserved]

(w) Guarantors.  Contemporaneously with the incorporation, formation or acquisition of any Additional Guarantor or any Additional Sponsor Group Member that is not yet a Guarantor, the Borrower shall cause such entity to comply with this Section 10.3(w) and upon compliance with this Section 10.3(w), such entity shall be deemed to constitute a Guarantor.

(i) the Borrower shall cause such entity to duly execute and deliver to the applicable Collateral Agent, subject to Section 14.13, a Guarantee;

(ii) the Borrower shall deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent and the applicable Collateral Agent:

(A) a duly certified copy of the constating documents of such entity;

(B) a certificate of status or good standing for such entity issued by the appropriate governmental body or agency of the jurisdiction in which such entity is incorporated or formed (to the extent available in such jurisdiction);

(C) a duly certified copy of the resolution of the board of directors of such entity authorizing it to execute, deliver and perform its obligations under each Credit Document to which such entity is a party and a duly certified copy of the resolution of the board of directors (if required under the constating documents of such entity) of such entity authorizing the pledge of all of its issued and outstanding Shares to the applicable Collateral Agent and any subsequent disposition thereof by the applicable Collateral Agent in realizing on the security therein constituted by the relevant Security Documents;

(D) a certificate of an officer of such entity, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such entity is a party;

(E) in the case of Additional Guarantors that are Subsidiaries of the Borrower only, share certificates representing all of the issued and outstanding Shares of such entity, in each case duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney;

(F) in the case of Additional Sponsor Group Members only, share certificates representing all of the issued and outstanding Shares of the Borrower owned by such Additional Sponsor Group Member, in each case duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney;

(G) copies of insurance policies, riders and endorsements, insurance binders, certificates of insurance and statements of coverage with respect to the insurance referred to in Section 10.3(c);

(H) an opinion of such entity's counsel addressed to the Lenders, the Administrative Agent, the Collateral Agents and its counsel, relating to, inter alia, (i) the status and capacity of such entity, (ii) the due authorization, execution and delivery of the Finance Documents to which such entity is a party, (iii) the validity and enforceability of the Finance Documents to which such Obligor is a party in the jurisdiction of the governing law of the applicable Finance Documents, (iv) no breach of law or constating documents, (v) receipt of all authorizations and consents required by or from any Official Body in connection with the execution, delivery and performance of the Finance Documents to which such entity is a party and the transactions contemplated thereby, (vi) the creation of a valid security interest under each Security Document to which such entity is a party, (vii) the perfection of the security interests created under the Security Documents by registration or control, and (viii) such other matters as the Administrative Agent may reasonably request; in the jurisdiction of incorporation of such entity and in the Province of British Columbia;

(I) in the case of Additional Guarantors, the Borrower shall cause such additional Security Documents or amendments to existing Security Documents to be executed and delivered to permit the grant to the Collateral Agents, or any one of them, a first priority Lien on the Secured Assets (subject only to Permitted Liens) as continuing collateral security for the payment and performance of the Secured Obligations of such Additional Guarantor and the pledge of the Shares of such entity (together with all necessary recordings and filings in all necessary public offices, and all other necessary and appropriate action, so that each such additional Security Document creates a perfected Lien on all right, title and interest of such Additional Guarantor in the Secured Assets covered thereby, prior and superior to all other Liens other than Permitted Liens and all necessary consents to the creation, perfection and enforcement of such Liens, if required, have been obtained from each of the parties to the Material Project Documents, as applicable);

(J) in the case of Additional Sponsor Group Members, the Borrower shall cause such additional Security Documents or amendments to existing Security Documents to be executed and delivered to permit the pledge of the Shares of the Borrower owned by such Additional Sponsor Group Member (together with all necessary recordings and filings in all necessary public offices, and all other necessary and appropriate action, so that each such additional Security Document creates a perfected Lien on all right, title and interest of such Additional Sponsor Group Member in the Secured Assets covered thereby, prior and superior to all other Liens other than Permitted Liens and all necessary consents to the creation, perfection and enforcement of such Liens, if required, have been obtained from each of the parties to the Material Project Documents, as applicable);

(K) the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary Authorizations, acknowledgements and directions have been given or obtained, as applicable, and that all Applicable Laws have been complied with in respect of all agreements and transactions referred to herein;

(L) if requested by any Lender, the Borrower shall cause any such entity that qualifies as a "legal entity customer" under the Beneficial Ownership Regulation and has not previously delivered a Beneficial Ownership Certification to deliver a Beneficial Ownership Certification to the Administrative Agent and the Lenders; and

(M) all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent's counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created pursuant to this Section 10.3(w) and to ensure the perfection and the intended first-ranking priority of such Security (subject to Permitted Liens).

(x) [Reserved]

(y) [Reserved]

(z) Intercompany Loans and Indebtedness.  The Borrower shall cause all Intercompany Loans and all other Indebtedness owing by the Borrower to any direct or indirect Subsidiary of Sponsor (other than to another Obligor) (but excluding outstanding intercompany payable balances owing by the Borrower to any Sponsor Group Member or any Subsidiaries of the Sponsor (other than the Borrower) incurred in the ordinary course of business and payable in accordance with customary practices not exceeding $500,000 at any one time, to be subordinated and postponed, pursuant to a Subordination and Postponement Agreement, to the Secured Obligations of the Borrower.  The Borrower shall cause any such direct or indirect Subsidiary of the Sponsor, prior to the incurrence of any such Indebtedness, to execute and deliver to the Collateral Agents a Subordination and Postponement Agreement or an instrument of adhesion thereto.

(aa) Change to Perfection Certificate Information.  The Borrower shall notify the Administrative Agent in writing promptly of any material change (as more particularly described in Section 1.20) in the information set forth in any Perfection Certificate.

(bb) [Reserved]

(cc) Material Project Documents. At all times, the Material Project Documents shall be in full force and effect, save and except for any Material Project Document other than as it relates to any Material Project Document for which the Borrower is exercising its Replacement Rights. The Borrower shall, contemporaneously with entry into an Additional Material Project Document, enter into a Direct Agreement with counterparties to such Additional Material Project Document as reasonably requested by the Administrative Agent and the Technical Agent.

(dd) Security Documents. On and after the Financial Closing Date, the Borrower shall, and shall cause each Obligor to

(i) create and perfect (and cause to be created and perfected) the Liens purported to be created by the Security Documents as valid and enforceable first priority Liens over the Secured Assets, subject only to Permitted Liens, on the Financial Closing Date;

(ii) take all action reasonably required to maintain and preserve the Liens created by the Security Documents to which it is a party and the priority of such Liens, subject to Permitted Liens;

(iii) promptly discharge at its own cost and expense, any Lien (other than Permitted Liens) on the Secured Assets;

(iv) upon the acquisition of additional Secured Assets which upon such acquisition (including, for certainty, the issuance of any Shares of any Obligor (other than each Sponsor Group Member)), is not subject to the Liens created  pursuant to the then existing Security Documents to which it is a party, then unless, otherwise specifically provided in an existing Security Document, the Borrower shall advise the Administrative Agent as soon as reasonably practicable of such acquisition or issuance and shall within 15 Banking Days after the date of such acquisition or issuance execute and deliver to the applicable Collateral Agent, such additional Security Document(s) creating Liens on the newly acquired Secured Assets as the applicable Collateral Agent may reasonably require (together with all necessary recordings and filings in all necessary public offices, and all other necessary and appropriate action (including, in the case of the issuance of any Shares of any Obligor (other than each Sponsor Group Member), delivery of certificates representing such Shares duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney to the applicable Collateral Agent), so that each such additional Security Document creates a perfected Lien on all right, title and interest of the Obligor which is a party thereto in the newly acquired Secured Assets covered thereby, prior and superior to all other Liens other than Permitted Liens and all necessary consents to the creation, perfection and enforcement of such Liens, if required, have been obtained from each of the parties to the Material Project Documents, as applicable, and an opinion of the Borrower's counsel relating to such Security Document(s) and the perfection of Liens created thereby, all in form and substance satisfactory to the applicable Collateral Agent, acting reasonably);

(v) with respect to the Mining Concessions,

(A) the Borrower shall submit to the Mexican Ministry of Economy a request for the Mexican Pledge Agreement (Mining Concessions) Authorization within 360 days following the Financial Closing Date;

(B) in the event that the Mexican Pledge Agreement (Mining Concessions) Authorization is not granted by the Mexican Ministry of Economy on the grounds that the Project is not an operating mine (mina en operación), the Borrower shall either (i) re-submit to the Mexican Ministry of Economy a request for the Mexican Pledge Agreement (Mining Concessions) Authorization within 30 days of the Project satisfying the relevant criteria for being deemed an operating mine under Applicable Law based on the reasonable determination of the Administrative Agent and the Technical Agent, or (ii) file a legal remedy under Applicable Law to cause the Mexican Ministry of Economy to reconsider its ruling;

(C) within 30 days of receipt of the Mexican Pledge Agreement (Mining Concessions) Authorization, deliver or cause to be delivered to the Administrative Agent:

(1) evidence of the submission of the Mexican Pledge Agreement (Mining Concessions) for registration with the Mexican Mining Registry,

(2) an opinion of the Borrower's Mexican counsel addressed to the Lenders, the Administrative Agent, the Onshore Collateral Agent and their respective counsel, relating to, inter alia, (A) the status and capacity of the Borrower, (B) the due authorization, execution and delivery of the Mexican Pledge Agreement (Mining Concessions) to which such entity is a party, (C) the validity and enforceability of the Mexican Pledge Agreement (Mining Concessions), (D) no breach of law or constating documents, (E) receipt of all Authorizations in respect of the execution and delivery of the Mexican Pledge Agreement (Mining Concessions) and the transactions contemplated thereby, (F) the creation of a valid security interest under the Mexican Pledge Agreement (Mining Concessions), (G) the perfection of the security interests created under the Mexican Pledge Agreement (Mining Concessions) by registration with the Mexican Mining Registry, and (H) such other matters as the Administrative Agent or Onshore Collateral Agent may reasonably request;

(together with the Mexican Pledge Agreement (Mining Concessions) Authorization, collectively, the "Mexican Pledge Agreement (Mining Concessions) Deliverables")

(vi) do, execute, and deliver all such things, documents, security, guarantees, agreements, share certificates (and accompanying stock transfer powers), and assurances that the Administrative Agent or Collateral Agents may from time to time request acting reasonably to ensure that the Collateral Agents hold at all times valid, enforceable, perfected, first priority Liens (subject only to Permitted Liens) from the Obligors on all of the Secured Assets.

(ee) Project Cost Overrun Funding. The Project Cost Overrun Funding shall be in full force and effect, in the amounts set out in the definition of "Project  Cost Overrun Funding" and remain available to fund: (i) Project Cost Overruns; (ii) the initial funding of the Debt Service Reserve Account in accordance with Section 10.3(m); (iii) the initial funding of the Operating Reserve Account in accordance with Section 10.3(n); and (iv) prior to the Tranche Two PCOF Funding Date, Permitted PCOF Usage. In the event that a Project Cost Overrun occurs and is funded by the Project Cost Overrun Funding (i) prior to the initial drawdown under Tranche One, then the Borrower shall be required to top-up the Project Cost Overrun Funding in an amount equal to the aggregate of all such Project Cost Overruns funded by the Project Cost Overrun Funding with the proceeds of additional Equity issued by the Borrower to the Parent or, with the prior written consent of the Lenders, another Sponsor Group Member (the "Tranche One Top-Up Equity Amount"), and (ii) prior to the Tranche Two PCOF Funding Date, then the Borrower shall be required to top-up the Project Cost Overrun Funding in an amount equal to the aggregate of all such Project Cost Overruns funded by the Project Cost Overrun Funding with the proceeds of additional Equity issued by the Borrower to the Parent or, with the prior written consent of the Lenders, another Sponsor Group Member (the "Tranche Two Top-Up Equity Amount" and together with the Tranche One Top-Up Equity Amount, the "Top-Up Equity Amounts").

(ff) Offtake Agreements. The Borrower shall at all times following Completion until the Maturity Date, be a party as a seller to one or more Offtake Agreements with one or more Qualified Buyers for the sale of Product from the Project ,which Offtake Agreements shall, among other things, (i) REDACTED [commercially sensitive information redacted], (ii) REDACTED [commercially sensitive information redacted], and (iii) REDACTED [commercially sensitive information redacted].

(gg) Independent Technical Consultant and Independent Environmental and Social Consultant.

(i) Each Obligor hereby consents to the appointment by the Technical Agent of, and agrees to cooperate with, the Independent Technical Consultant, the Independent Environmental and Social Consultant and any other Independent Consultant, and will also use all reasonable efforts to ensure that the Independent Technical Consultant, the Independent Environmental and Social Consultant and any other Independent Consultant (in each case permitted to be accompanied by one or more representatives of the Agents and each Lender) is given access to the Project, its premises and records at all reasonable times, subject to safety and security protocols in place at the Project, upon three Banking Days' prior notice, and is given all information as required from time to time, and agrees that the Independent Technical Consultant, the Independent Environmental and Social Consultant and any other Independent Consultant (along with any accompanying representative or representatives of the Agents and each Lender) agrees that such parties may review any aspects of the Project (including ore reserves, mine design and scheduling, ore treatment, environmental and social impact including Equator Principles compliance and monitoring, infrastructure and capital or operating costs) and may monitor construction of the Project and conduct operations and technical reviews from time to time;

(ii) The Borrower shall pay the reasonable costs, expenses and fees of the Independent Technical Consultant, the Independent Environmental and Social Consultant and any other Independent Consultant and any accompanying representatives of the Agents and each Lender in connection with:

(A) prior to Completion, monitoring and technical reviews and associated site visits every four months; and

(B) following Completion, monitoring and technical reviews and associated site visits on an annual basis, in each case for the purposes set forth in paragraph (i) above; provided that more frequent reviews will be paid for by the Lenders on a pro rata basis, unless (i) the Borrower wishes to make a material variation to the Development Plan, the Base Case Financial Model, the Annual Construction and Operating Budget or the Mine Plan, (ii) a Material Adverse Change, or (iii) a Default or an Event of Default is subsisting, in which case it will be paid for by the Borrower.

(iii) Without in any way limiting paragraphs (i) and (ii) above (other than in respect of time of access), the Obligors acknowledge and agree that the Independent Technical Consultant, the Independent Environmental and Social Consultant and any other Independent Consultant will be engaged by the Lenders to review and monitor the Project, the Development Plan, the Feasibility Study, and the Base Case Financial Model (the "Monitoring Program"). The Monitoring Program will include, without limitation:

(A) visits by the Independent Technical Consultant to the Project on a schedule satisfactory to the Lenders, to observe construction activities until Completion is achieved;

(B) access by the Independent Technical Consultant three (3) times per year to all Project and construction information and personnel;

(C) sign off by the Independent Technical Consultant on the Cost to Complete Certificate for each Loan during the construction period;

(D) identification of any material deviations from the Base Case Financial Model or Development Plan and advice to the Lenders of any recommended remedial action;

(E) review by the Independent Technical Consultant of monthly Project progress reports generated from site to be delivered in accordance with Section 10.1(a)(vii) and providing comments to the Lenders if there are important changes;

(F) oversight by the Independent Technical Consultant of the criteria for the Completion Test;

(G) review by the Independent Technical Consultant and the  Independent Environmental and Social Consultant of Project compliance with Environmental and Social Requirements including ongoing monitoring and reporting

(H) production by the Independent Technical Consultant of a monthly report summarizing key observations, highlighting any material adverse issues with construction or operations, and identifying actions the Borrower intends to take to remediate departure from the schedule or design, and in respect of which all fees and costs of the Independent Technical Consultant shall be paid for by the Borrower (which fees and costs shall be monitored by the Technical Agent and reported to the Borrower on a monthly basis), subject to the limitations set out in paragraph (ii) above in respect of the number of visits for which payment of expenses will be made.

(hh) Available Funding. The Borrower shall ensure that at all times Project Sources are greater than the Estimated Completion Amount and will fund all Project Costs from the proceeds of Equity of the Sponsor before any further Loan is requested if and to the extent that at any time and from time to time the Project Sources are less than the Estimated Completion Amount.

(ii) Reclamation Obligations. The Borrower shall at all times ensure that there have been established arrangements, as may be required by Applicable Law, with respect to the reclamation obligations of the Project acceptable to the Lenders, acting reasonably, and consistent with the most recently updated Closure and Rehabilitation Plan.

(jj) Post-Closing Matters. The Borrower shall fulfill the following conditions subsequent to the Administrative Agent's satisfaction:

(i) within twenty (20) Banking Days of the Closing Date, deliver or cause to be delivered fully executed copies of the following amendments to certain Security Documents (including, without limitation, the requirement to have such amendments to such Security Documents duly filed before the Sole Registry of Movable Property (Registro Único de Garantías Mobiliarias or RUG) as soon as possible, but no later than 10 (ten) Banking Days following their date of execution other than the filing of the Amendment No. 2 to the Mexican Pledge Agreement (Mining Concessions) described in paragraph (B) below which shall be filed in accordance with Section 10.3 (dd)) provided that, in the event that the website platform of the RUG is not available due to technical problems during such period, such period will be automatically extended by an additional 10 (ten) Banking Days;

(A) Amendment no. 2 to Mexican Pledge Agreement (All Assets) to, among other things, acknowledge (i) the amendment and restatement of the Existing Credit Agreement pursuant to this Agreement; and (ii) the increase to the Secured Obligations as a result of the Lenders making Tranche Three available to the Borrower;

(B) Amendment no. 2 to Mexican Pledge Agreement (Mining Concessions) to, among other things, acknowledge (i) the amendment and restatement of the Existing Credit Agreement pursuant to this Agreement; and (ii) the increase to the Secured Obligations as a result of the Lenders making Tranche Three available to the Borrower; and

(C) Amendment no. 1 to Mexican Stock Pledge Agreement to, among other things, acknowledge (i) the amendment and restatement of the Existing Credit Agreement pursuant to this Agreement; and (ii) the increase to the Secured Obligations as a result of the Lenders making Tranche Three available to the Borrower

(the amendments described in paragraphs (A) through (C) above are collectively referred to as the "Mexican Pledge Agreement Amendments")

(D) Amendment no. 1 to the Mandate Agreement to, among other things, acknowledge (i) the amendment and restatement of the Existing Credit Agreement pursuant to this Agreement; and (ii) the increase to the Secured Obligations as a result of the Lenders making Tranche Three available to the Borrower (the "Amendment to Mandate Agreement"); and

(E) Amendment no. 1 to the Mexican Guarantee Agreement to, among other things, acknowledge (i) the amendment and restatement of the Existing Credit Agreement pursuant to this Agreement; and (ii) the increase to the Secured Obligations as a result of the Lenders making Tranche Three available to the Borrower (the "Amendment to Mexican Guarantee Agreement"; and collectively with the Amendment to Mandate Agreement and Mexican Pledge Agreement Amendments, the "Mexican Agreement Amendments")

(ii) concurrent with the execution and delivery of the Mexican Agreement Amendments, opinions of counsel to the Borrower addressed to the Finance Parties and their counsel, relating to, inter alia, (i) the status and capacity of the Borrower, (ii) the due authorization, execution and delivery by the Borrower of the Mexican Agreement Amendments, (iii) the validity and enforceability of the Mexican Agreement Amendments in the jurisdiction of the governing law  of the applicable Finance Documents, (iv) no breach of law or constating documents, (v) receipt of all authorizations and consents required by or from any Official Body in connection with the execution, delivery and performance of the Mexican Agreement Amendments, (vi) the creation of a valid security interest under each Security Document amended by the Mexican Agreement Amendments, (vii) the perfection of the security interests created under each Security Documents the Mexican Agreement Amendments by registration or control, and (vi) such other matters as the Administrative Agent or Collateral Agents may reasonably request; and

(iii) within twenty (20) Banking Days of the Closing Date, a mining title opinion with respect to the Project from Mexican counsel to the Borrower addressed to the Finance Parties.

10.4 Restrictive Covenants

The Borrower hereby covenants and agrees with the Finance Parties that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 13.14:

(a) Liens.  The Borrower shall not, and shall not suffer or permit any other Obligor to, enter into or grant, create, assume or suffer to exist any Lien affecting the Secured Assets, save and except for the Permitted Liens; provided however, no Liens other than the Security and involuntary and inchoate Liens shall be permitted on any Shares of the Borrower which constitute Secured Assets.

(b) Corporate Existence.  Prior to the Trigger Date, the Borrower shall not, and shall not suffer or permit any other Obligor to, take part in any amalgamation, merger, consolidation, continuance, dissolution, liquidation, winding-up, corporate reorganization, capital reorganization or reduction, relief or composition of it or its debts or similar proceeding or arrangement or discontinue any businesses or change its jurisdiction of incorporation or formation, provided that the aforementioned provision shall not apply in respect of those entities set out in Schedule U, which may be wound-up, liquidated or dissolved or merged, amalgamated or reorganized with another Subsidiary of the Sponsor. On and following the Trigger Date, the Borrower shall not, and shall not suffer or permit any other Obligor (other than any Sponsor Group Member) to, take part in amalgamation, merger, consolidation, continuance, dissolution, liquidation winding-up, corporate reorganization, capital reorganization or reduction, relief or composition of it or its debts or similar proceeding or arrangement or discontinue any businesses or change its jurisdiction of incorporation or formation.

(c) Disposition of Assets.  The Borrower shall not, and shall not suffer or permit any other Obligor to, sell, transfer or otherwise dispose of any of its assets (including, for certainty, the Secured Assets) other than sales, transfers or other dispositions (i) of inventory or Product or by-product of inventory or Product disposed of in the ordinary course of business, including pursuant to Offtake Agreements in accordance with Section 10.3(ff), (ii) of worn out, unserviceable or obsolete equipment, (iii) of assets set out in Schedule V, and (iv) of other assets of the Obligors, provided that (A) such sale, transfer or other disposition is permitted by the terms of this Agreement; or, (B) the aggregate fair market value of which shall not exceed $10,000,000 in any Fiscal Year and the proceeds of which are reinvested either in Cash Equivalents or in the operations of the Obligors within six months of the disposition thereof. This clause shall have no application to any Sponsor Group Member after the Trigger Date, except that, at all times, the Borrower shall not, and shall not suffer or permit any other Obligor to, sell, transfer or otherwise dispose of any Shares of the Borrower which constitute Secured Assets.

(d) Risk Management Agreements.  The Borrower shall not, and shall not suffer or permit any other Obligor  to, enter into (i) any transaction under a Risk Management Agreement for (w) speculative purposes, (x) on a margined basis,  (y) (other than with respect to the Sponsor) with any counterparty other than a Qualified Risk Management Lender, or (z) (other than with respect to the Sponsor) that is not a Qualified Risk Management Agreement entered into in accordance with the Risk Management Program, or (ii) any Restricted Forward Sale Transaction (other than the Offtake Agreements), provided this Section 10.4(d) shall have no application to any Sponsor Group Member after the Trigger Date.

(e) Amendments / Compliance with Constating Documents, Development Plan, Material Project Documents and Project Authorizations. The Borrower shall not, and shall not suffer or permit any other Obligor to, amend its Constating Documents in a manner that would be prejudicial to the interests of the Administrative Agent or any of the Finance Parties under the Finance Documents or which could reasonably be expected to have a Material Adverse Effect. The Borrower shall not make any amendments to, waive compliance, consent or agree to any assignment, transfer or similar dealing with any party or otherwise deviate materially from the terms of the Development Plan, Material Project Documents or Project Authorizations without the prior written consent of the Lenders in consultation with the Independent Technical Consultant and the Independent Environmental and Social Consultant, provided that, notwithstanding the foregoing, the Borrower shall be permitted to enter into Permitted Change Orders without the prior written consent of the Lenders. The Borrower shall not, and shall not suffer or permit any other Obligor to, enter into any new Material Project Document without the prior written consent of the Administrative Agent.

(f) Restricted Payments and Distributions.  The Borrower shall not make any Restricted Payment unless the Restricted Payment Conditions have been met at the time of such Restricted Payment, the Borrower shall have provided the Administrative Agent with at least five (5) Banking Days prior written notice of its intention to make such Restricted Payment and such Restricted Payment is made within 30 days of the relevant Repayment Date with monies on deposit in the relevant Proceeds Account.  Any such Restricted Payments shall not exceed the amount of Cash in the relevant Proceeds Account available to be paid to the Distribution Account pursuant to Section 10.3(o)(x) as at the relevant Repayment Date.  Prior to the later of (i) the Trigger Date and (ii) the Scheduled Repayment due and payable on the Reserve Account Funded Date having been made, the Borrower shall not, and shall not suffer or permit any Sponsor Group Member to make any Distributions. Subsequent to such later date, (x) the Borrower shall not make any Distributions except with amounts, if any, in the Distribution Account, provided that such Distribution is made in accordance with Section 10.4(p), and (y) the Borrower shall not suffer or permit any Sponsor Group Member to make any Distribution if, at the time thereof, a Default or Event of Default has occurred and is continuing or would arise as a result of such Distribution.

(g) Indebtedness.  The Borrower shall not, and shall not suffer or permit any other Obligor (other than a Sponsor Group Member), to create, incur, assume or suffer to exist any Indebtedness other than Permitted Indebtedness.  The Sponsor Group shall not create, incur, assume or suffer to exist any Indebtedness except: (i) Permitted Indebtedness; or (ii) if, at the time that that such Indebtedness is incurred, (A) the Sponsor Group would be in compliance with any financial covenants set out in Sections 10.02 (e) through ( g) on a proforma basis; (B) all representations and warranties set out in Section 9.1 remain true and correct; and (C) no Default or Event of Default has occurred and is continuing. This Section 10.4(g) shall have no application to any Sponsor Group Member after the Trigger Date.

(h) Investments.  The Borrower shall not, and shall not suffer or permit any other Obligor to, make any Investments other than Permitted Investments; provided, however, this Section 10.4(h) shall have no application to any Sponsor Group Member after the Trigger Date.

(i) Acquisitions.  The Borrower shall not, and shall not suffer or permit any other Obligor to, make any Acquisitions other than Permitted Acquisitions; provided, however, this Section 10.4(i) shall have no application to any Sponsor Group Member after the Trigger Date.

(j) Transactions with Affiliates.  The Borrower shall not, and shall not suffer or permit any other Obligor to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates other than (i) another Obligor (other than any Sponsor Group Member, after the Trigger Date); or (ii) in the ordinary course of business at prices and on terms and conditions not less favourable to the relevant Obligor than could be obtained on an arm's length basis from unrelated third parties, provided that, except with respect to the Secured Assets, this Section 10.4(j) shall have no application to any Sponsor Group Member after the Trigger Date.

(k) Business Activities.  Except as otherwise permitted pursuant to Section 10.4(n), the Borrower shall not engage in any business activity other than mineral exploration and the development, construction and operation of prospects for the mining of Product and other minerals in connection with the Project and the Borrower shall not suffer or permit any other Obligor to engage in any business activity other than mineral exploration and the development, construction and operation of prospects for the mining of product and other minerals.

(l) Subsidiaries.  The Borrower shall not have any Subsidiaries, other than Administración de Líneas Eléctricas, S.A de C.V., which, for certainty shall not be required to become Additional Guarantors so long as such Subsidiaries hold no material property, assets or rights, whether related to the Project or otherwise, and the Obligors continue to pursue in good faith appropriate proceedings to wind-up and dissolve such Subsidiaries.

(m) Bank Accounts.  The Borrower shall not, and shall not suffer or permit any other Obligor (other than a Sponsor Group Member) to,

(i) maintain any deposit, chequing, securities or like account with any financial institution other than the Debt Service Reserve Account, the Operating Reserve Account, the Proceeds Accounts, the Distribution Account, the Mexican Operating Accounts, and the Obligors' operating accounts maintained with the U.S. Account Bank, the Mexican Account Bank and the Excluded Accounts;

(ii) maintain an aggregate credit balance in the Excluded Accounts at any time in excess of $5,000,000 or the Equivalent thereof;

(iii) maintain an aggregate credit balance of the Mexican Operating Accounts at any time in excess of MXN 170,000,000 or the Equivalent thereof pre-completion and MXN 85,000,000 or the Equivalent thereof post-completion; and

(iv) make transfers to or withdrawals from the Mexican Operating Accounts other than (A) to pay the expenses set forth in Section 10.3(o)(i), (B) to make deposits to the relevant Proceeds Account, (C) in connection with the remittance of customs payments to the Servicio de Administración Tributaria, or (D) to apply such funds as so directed by the Administrative Agent upon the occurrence and during the continuance of an Event of Default.

(n) Exploration and other Discretionary Capital Expenditures. The Borrower shall not, and shall not suffer or permit any other Obligor to, incur any Capital Expenditures or exploration expenditures except to the extent permitted by the Base Case Financial Model provided however that

(i) there shall be no restriction on the ability of any Sponsor Group Member to use the proceeds raised from issuing Equity of such Sponsor Group Member, and proceeds raised from such Sponsor Group Member's business and operations, for its general corporate purposes; and

(ii) the Borrower may use (x) monies on deposit in the Distribution Account, (y) monies on deposit in the Excluded Accounts, or (z) proceeds from the contribution of additional Equity into the Borrower, which shall be deposited into the Excluded Accounts; to fund their exploration and pre-development activities (but not, for certainty, production (other than production from the Project) in an amount not to exceed $10,000,000 per Fiscal Year;

in each case, provided no Default or Event of Default has occurred and is continuing at the time of such discretionary Capital Expenditure or exploration expenditure or would arise as a result thereof and the proceeds to be used for such discretionary Capital Expenditure or exploration expenditure are not allocated in the Project Sources and Uses; provided further, that no Default or Event of Default shall occur solely as a result of a Sponsor Group Member conducting the activities provided for in, and in accordance with, this Section 10.4(n).  This Section 10.4(n) shall have no application to the Sponsor Group after the Trigger Date.

(o) Partnerships.  Except in connection with a Permitted Investment, the Borrower shall not, and shall not suffer or permit any other Obligor to, directly or indirectly, be a member of, or a partner or participant in, any partnership, joint venture or syndicate; provided that Section 10.4(o) shall have no application to the Sponsor Group after the Trigger Date.

(p) Intercompany Loans.  The Borrower shall not make any payment of interest or repayment or prepayment of principal under the Intercompany Loans.

(q) [Reserved].

(r) Sanctions. Neither the Borrower, nor any of its Subsidiaries and Affiliates, nor any Obligor, or its Subsidiaries and Affiliates, as applicable, nor their respective directors, officers, employees or agents, in each case, acting in their official capacity, engages or will engage in any dealings or transactions, or is or will be otherwise associated in their official capacity, with any Restricted Person or otherwise engage in activities, transactions or dealings, including the funding or facilitating of any activities of or business with any Restricted Person, the funding or facilitating of any activities of or business with any Restricted Territory or in any other manner that will result in a violation of Sanctions by any Person, in violation or breach of Sanctions or any applicable regulations, rules or executive orders issued or administered by any Sanctions Authority.

(s) Canadian Pension Plan. The Borrower shall not, and shall not suffer or permit any other Obligor to establish, assume or otherwise become a party to or liable under any Canadian Pension Plan.

(t) Financial Assistance. The Borrower shall not, and shall not suffer or permit any other Obligor to, grant any Financial Assistance other than: (i) Financial Assistance by Sponsor Group Members to such Sponsor Group Members respective Subsidiaries and to other Obligors and their respective Subsidiaries; (ii) Financial Assistance by the Sponsor to and in favour of REDACTED [name redacted] in connection with the REDACTED [name redacted] Equipment Loans, (iii) Financial Assistance by the Sponsor to and in favour of REDACTED [name redacted]  in connection with the LNG Agreement, and (iv) Financial Assistance by Sponsor Group Members to non-Obligors provided that (x) the Mexican Pledge Agreement (Mining Concessions) Effective Date shall have occurred, and (y) the aggregate outstanding amount of such Financial Assistance shall not exceed REDACTED [amount redacted] in aggregate per annum until after the Trigger Date; and provided further, that in the case of (i), (ii), (iii) and (iv), no Default or Event of Default has occurred and is continuing or would arise as a result of the granting of such Financial Assistance. For certainty, this Section 10.4(t) shall have no application to the Sponsor Group after the Trigger Date.

(u) Offtakes and Royalties. Except for the Mexican Royalties, the Offtake Agreements or as may otherwise be approved in writing by the Lenders from time to time and set out in Schedule 5 of the Borrower's Perfection Certificate, the Borrower shall not enter into any agreement or arrangement with any Person or otherwise create, incur, assume or permit or suffer to exist, or permit the Borrower to create, incur, assume, permit or suffer to exist, any royalty, overriding royalty, production payment, net profit interest, offtake, streaming or other similar burden on production or other interest (including metal streaming) or any royalty or metal sales transaction or arrangement (including a Restricted Forward Sale Transaction) of any type or kind whatsoever or any right similar thereto in respect of the Product, the Project, the Secured Assets or any production or mining and/or mineral or surface rights related to any of the foregoing or that would otherwise restrict the ability of the Borrower to deliver the Product or perform its other obligations under the Finance Documents and the Offtake Agreements.

(v) Inability to Deliver under Offtake Agreements. The Borrower shall not take any action that would make it impractical or impossible for the Borrower to deliver the Product at the time and in the quantities required pursuant to the Offtake Agreements.

(w) Base Case Financial Model and Annual Construction and Operating Budget. The Borrower shall not amend, supplement or otherwise modify the Estimated Completion Date, the Base Case Financial Model or the Annual Construction and Operating Budget without prior written approval by the Lenders (pre-Completion) or the Majority Lenders (post-Completion), acting reasonably, in consultation with the Independent Technical Consultant, in each case, acting reasonably; provided the Borrower may upon prior written notice to the Administrative Agent,

(i) make up to a REDACTED [percentage redacted] increase (in the aggregate in one or more increments) to any budget area/cost center in the Base Case Financial Model or the Annual Construction and Operating Budget, as applicable, relating to Capital Expenditures;

(ii) make up to a REDACTED [percentage redacted] increase (in the aggregate in one or more increments) to any budget area/cost center in the Base Case Financial Model or the Annual Construction and Operating Budget, as applicable, relating to corporate general and administrative expenses; and

(iii) make up to a REDACTED [percentage redacted] increase (in the aggregate in one or more increments) to any other budget area/cost center in the Base Case Financial Model or the Annual Construction and Operating Budget, as applicable, in each case so long as such changes in aggregate do not result in a greater than a REDACTED [percentage redacted] increase (in the aggregate in one or more increments) in total expenditures during any one-year period (collectively, the "Permitted Increases").

10.5 Performance of Covenants by Administrative Agent

The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrower, perform any covenant of the Borrower under this Agreement which the Borrower fails to perform or cause to be performed and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of the Borrower and no such performance by the Administrative Agent shall require the Administrative Agent to further perform the Borrower's covenants or shall operate as a derogation of the rights and remedies of the Administrative Agent and the Lenders under this Agreement or as a waiver of such covenant by the Administrative Agent.  Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrower to the Administrative Agent on behalf of the Lenders on demand.

ARTICLE 11
CONDITIONS PRECEDENT TO OBTAINING CREDIT

11.1 Conditions Precedent to Financial Closing

The Financial Closing Date shall be deemed to have occurred upon the date that the Administrative Agent notifies the other parties hereto that the conditions precedent set forth in this Section 11.1 have been satisfied or waived by the Lenders.

(a) subject to Section 10.3(jj),the Obligors shall have duly executed and delivered to the Agents the Finance Documents (including for certainty, the Existing Credit Agreement and the Qualified Risk Management Agreements)  to which each is a party, in form and substance satisfactory to the Agents;

(b) the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent and the Technical Agent:

(i) a duly certified copy of the Sponsor's most recent (x) audited annual financial statements together with the auditor's report thereon and (y) unaudited interim financial statements;

(ii) a duly certified copy of the Borrower's most recent unconsolidated balance sheet and statement of profit and loss and cash flow statement;

(iii) a certificate of status or good standing for each Obligor (where available) issued by the appropriate Official Body of the jurisdiction in which such Obligor is incorporated;

(iv) duly certified copies of (i) the Constating Documents of each Obligor, and (ii) the resolution of the board of directors/board of managers of each Obligor authorizing it to execute, deliver and perform its obligations under each Finance Document to which such Obligor is a signatory and, in the case of each Obligor, authorizing (as far as it is concerned) the pledge of its Shares and any subsequent disposition thereof by the applicable Collateral Agent in realizing on the security therein constituted by the relevant Security Documents;

(v) a certificate of an officer of each Obligor, in such capacity, (A) setting forth specimen signatures of the individuals authorized to sign the Finance Documents to which such Obligor is a signatory and (B) to the extent relevant, attaching true copies of the powers of attorney of the representatives acting on behalf of each Obligor, with sufficient capacity to represent each Obligor in the execution of the Credit Documents to which such Obligor is a party;

(vi) a certificate of an officer of the Borrower, in such capacity, certifying that, to the best of his knowledge after due inquiry, no Default has occurred and is continuing;

(vii) a Perfection Certificate signed by an officer of each Obligor;

(viii) certificates representing all of the issued and outstanding Shares (to the extent such Shares are certificated) of the Obligors (other than each Sponsor Group Member), duly endorsed in blank or accompanied by an executed stock transfer powers of attorney;

(ix) the Development Plan;

(x) certified copies of the Material Project Documents in effect as of the Financial Closing Date (including, for certainty, Offtake Agreements which provide, in the aggregate, for the annual sale of not less than 100% of forecasted production of Product from the Project as set out in the Base Case Financial Model), together with all necessary Direct Agreements reasonably required in connection therewith by the Administrative Agent and the Technical Agent;

(xi) the Initial Base Case Financial Model, evidencing (v) the Reserve Tail Ratio to be greater than 30% on each Calculation Date occurring on or prior to the Maturity Date, (w) the Historical Debt Service Coverage Ratio to be greater than 1.60 on each Calculation Date from and including the first full Measurement Period occurring after the first Initial Tranches Repayment Date until the Maturity Date, (x) the Forward Looking Debt Service Coverage Ratio to be greater than 1.60 on each Calculation Date from and including the first full Measurement Period occurring after the first Initial Tranches Repayment Date until the Maturity Date, (y) the Loan Life Coverage Ratio to be greater than 1.50 on each Calculation Date from and including the first full Measurement Period occurring after the first Initial Tranches Repayment Date until the Maturity Date, and (z) the Project Life Coverage Ratio to be greater than 1.70 on each Calculation Date from and including the first full Measurement Period occurring after the first Initial Tranches Repayment Date through the remainder of the Life of Mine (in each case calculated pro forma as at the date of the initial extension of credit under the Credit Facility);

(xii) [Reserved];

(xiii) the reports prepared by the Independent Technical Consultant, in form and substance satisfactory to the Lenders, based on a scope of work prescribed by the Joint Lead Arrangers, such reports to include, without limitation, a statement of the Independent Technical Consultant as to its satisfaction with the Development Plan, the most recently delivered Cost to Complete Certificate, the latest update on the construction of the Project and the technical inputs for the Base Case Financial Model;

(xiv) subject to Section 10.3(jj), a schedule detailing all policies of insurance maintained in accordance with Section 10.3(c) and the coverage effected thereby, such evidence with respect to the adequacy of insurance coverage stipulated pursuant to Section 10.3(c) as the Administrative Agent or the applicable Collateral Agent may require, endorsements to all such insurance policies signed by the issuers of such policies and acknowledging the interests of the applicable Collateral Agent on behalf of the Finance Parties in such policies as referred to in Section 10.3(c) and evidence reasonably satisfactory to it that all premiums (or deposits in connection therewith) required to be paid in order to ensure that the policies referred to in Section 10.3(c) are in full force and effect, have been paid and that all such policies are in full force and effect together with a report of the Insurance Consultant and a confirmation letter signed by the Borrower's insurance broker, in each case satisfactory to the Administrative Agent and the applicable Collateral Agent;

(xv) opinions of counsel to each Obligor addressed to the Finance Parties and their counsel, relating to, inter alia, (i) the status and capacity of such Obligor, (ii) the due authorization, execution and delivery of the Finance Documents, (iii) the validity and enforceability of the Finance Documents to which such Obligor is a party in the jurisdiction of the governing law  of the applicable Finance Documents, (iv) no breach of law or constating documents, (v) receipt of all authorizations and consents required by or from any Official Body in connection with the execution, delivery and performance of the Finance Documents, (vi) the creation of a valid security interest under each Security Document to which such Obligor is a party, (vii) the perfection of the security interests created under the Security Documents by registration or control, and (viii) such other matters as the Administrative Agent or Collateral Agents may reasonably request;

(xvi) a mining title opinion with respect to the Project from Mexican counsel to the Borrower addressed to, and in form and substance satisfactory to, the Finance Parties and their counsel;

(xvii) [Reserved];

(xviii) (i) requisite information to identify the Obligors under the applicable "know your client" legislation and AML Laws, including, the Patriot Act, delivered sufficiently in advance for each Lender to complete such identification, and (ii) a Beneficial Ownership Certification in relation to the Borrower and each Obligor that qualifies as a "legal entity customer" under the Beneficial Ownership Regulation;

(xix) a schedule detailing the amounts and dates of anticipated drawings under the Credit Facility and Estimated Completion Date (with same reflected in the Initial Base Case Financial Model);

(xx) the Initial Annual Construction and Operating Budget for the development, construction, commissioning and Completion of the Project through Completion; and

(xxi) each document set forth in Section 8 (Environmental and Social Conditions Precedent to Financial Closing Date) of Schedule P (Environmental and Social Rider).

(c) the representations and warranties of the Obligors contained in Section 9.1 shall be true and correct in all respects on such date as if such representations and warranties were made on such date (except where such representation or warranty is stated to be made as of a particular date);

(d) there shall exist no pending or threatened (in writing) litigation, proceedings or investigations which (x) contest the consummation of the Credit Facility, relate to the construction development and/or operation of the Project, or any part thereof or (y) would reasonably be expected to have a Material Adverse Effect;

(e) the Lenders, in consultation with the Independent Technical Consultant, the Independent Environmental and Social Consultant, the Lenders' Insurance Consultant, the Environmental and Social Agent, the Collateral Agents and the Administrative Agent's legal counsel and acting on the instructions of the Lenders, shall have completed and be satisfied with their financial, legal, technical, insurance, social and environmental due diligence review relating to the Project and the Obligors, which environmental due diligence shall include a review of all required environmental bonds or guarantees;

(f) the Administrative Agent and its counsel shall be satisfied, acting reasonably, that (i) all Project Authorizations necessary for the development, construction, commissioning and operation of the Project as of the Financial Closing Date and (ii) other Authorizations necessary for the consummation of the financing and security contemplated hereby have been obtained;

(g) subject to Section 10.3(jj), the Security Documents set forth in Schedule F shall have been properly executed and formalized, and, to the extent required pursuant to the terms of such Security Documents, registered, recorded and filed in all places which (other than the filing of the Mexican Pledge Agreement (Mining Concessions) for registration with the Mexican Mining Registry which shall be submitted in accordance with Section 10.3(dd)(v) and completion of such registration), searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, directions, acknowledgements and non-disturbance agreements contemplated herein, and all other actions taken which, in each case, in the opinion of the Administrative Agent's counsel and the Collateral Agent's counsel, are required to make effective the Security created or intended to be created by the Obligors in favour of the applicable Collateral Agent pursuant to the Security Documents and to ensure the perfection and the intended priority of the Security;

(h) subject to Section 10.3(jj), each of the Debt Service Reserve Account, the Operating Reserve Account, the U.S. Proceeds Account, the Distribution Account, and the Mexican Operating Account shall have been established and all agreements governing the operation and maintenance of these accounts shall have been executed and delivered in form and substance satisfactory to the Lenders;

(i) the Borrower shall have paid (or made arrangements satisfactory to the Administrative Agent to pay to the Agents, the Joint Lead Arrangers and the Lenders) all fees and expenses (including, without limitation, (A) legal fees and expenses of counsel to the Agents, (B) fees and expenses of the Collateral Agents, (C) fees and expenses of the Independent Technical Consultant, the Independent Environmental and Social Consultant and the Lenders' Insurance Consultant, (D) the Initial Tranches Commitment Fee, and (E) all fees and other amounts due and payable under the Fee Letters) required to be paid on or before the Financial Closing Date;

(j) subject to Section 10.3(jj), evidence of the appointment of an agent for service of process made by the Borrower, in accordance with Section 1.6, as required by Applicable Law, including the granting of a Power of Attorney duly notarized in Mexico in favor of such agent for service of process;

(k) no Default or Event of Default has occurred and is continuing or would arise after giving effect to or as a result of the execution of this Agreement;

(l) no Material Adverse Change shall have occurred;

(m) the occurrence of the Financial Closing Date shall not facilitate any business of or with any Restricted Person or any Restricted Territory as would result in a violation of any Sanctions;

(n) the Administrative Agent and the Technical Agent, in consultation with the Independent Technical Consultant and the Administrative Agent's legal counsel and acting on the instructions of the Lenders, shall be satisfied that the Borrower has sufficient funding to achieve Completion;

(o) [Reserved];

(p) the Administrative Agent has received satisfactory evidence that all other Indebtedness of the Obligors that is not Permitted Indebtedness has been repaid, cancelled and terminated and all Liens, registrations and filings attendant thereto shall have been discharged and released or the Administrative Agent shall otherwise be satisfied with the arrangement for the repayment of such Indebtedness and release of such Liens; and

(q) the Borrower shall have duly executed and delivered to the Finance Parties the Qualified Risk Management Agreements required by the Risk Management Program, in form and substance satisfactory to the Agents.

11.2 Conditions Precedent to Execution of the Initial Mandatory Gold Hedge or Initial Mandatory CapEx FX Hedge, whichever occurs first

The execution of the initial Mandatory Gold Hedge or the initial Mandatory CapEx FX Hedge, whichever occurs first (the "Initial Mandatory Gold Hedge/Mandatory CapEx FX Hedge") shall be subject to the fulfilment of the following conditions precedent prior to or concurrent with such execution:

(a) the Administrative Agent and the Lenders shall be satisfied that the conditions precedent set forth in Section 11.1 shall continue to be fulfilled or shall have otherwise been waived by the Lenders;

(b) the Administrative Agent has received evidence satisfactory to it that the Proceeds Accounts have been funded with the Initial Required Equity Amount;

(c) the Cost to Complete Certificate most recently delivered by the Borrower pursuant to Section 10.1(a)(ix) was delivered to the Administrative Agent no more than 10 Banking Days prior to the date of the execution of the Initial Mandatory Gold Hedge/Mandatory CapEx FX Hedge (otherwise, the Borrower shall provide an updated Cost to Complete Certificate) and the Borrower shall have provided the Administrative Agent and the Technical Agent with (i) evidence that there is no Project Cost Overrun at such time, and (ii) evidence that the Borrower has sufficient Project Sources at such time to achieve Completion by the Project Longstop Date inclusive of sufficient provisions for Project Cost Overruns as determined by the Lenders and the Independent Technical Consultant acting reasonably;

(d) evidence of the availability of the Project Cost Overrun Funding required to be in place prior to the execution of the Initial Mandatory Gold Hedge/Mandatory CapEx FX Hedge;

(e) no Material Adverse Change shall have occurred since the Financial Closing Date;

(f) no Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the execution of the Initial Mandatory Gold Hedge/Mandatory CapEx FX Hedge;

(g) the representations and warranties of the Obligors contained in Section 9.1 shall be true and correct in all respects on the date of the execution of the Initial Mandatory Gold Hedge/Mandatory CapEx FX Hedge as if such representations and warranties were made on such date (except where such representations or warranty is stated to be made as of a particular date);

(h) the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent and Technical Agent, (i) certified copies of any Additional Material Project Documents entered into after the Financial Closing Date, and (ii) evidence that any existing Material Project Documents remain valid and effective, in each case, together will all necessary Direct Agreements required in connection therewith by the Administrative Agent and the Technical Agent, acting reasonably;

(i) the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all Project Authorizations necessary for the development, construction, commissioning and operation of the Project as of the date of the execution of the Initial Mandatory Gold Hedge/Mandatory CapEx FX Hedge; and

(j) the post-closing matters set out in Section 10.3(jj) of the Existing Credit Agreement shall have been satisfied, provided that, with respect to Section 10.3(jj)(iiii) of the Existing Credit Agreement, only such deliverables with completion deadlines on or prior to the date on which the Initial Mandatory Gold Hedge/Mandatory CapEx FX Hedge shall be executed are required to be satisfied for purposes of this Section 11.2(j).

11.3 Conditions Precedent to Initial Extension of Credit under Tranche One

The obligations of the Lenders to extend credit by way of the initial drawdown under Tranche One is subject to the fulfilment of the following conditions precedent prior to or concurrent with such extension of credit:

(a) the Administrative Agent and the Lenders shall be satisfied that the conditions precedent set forth in Sections 11.1, 11.2 and 11.7 shall continue to be fulfilled or shall have otherwise been waived by the Lenders;

(b) [Reserved];

(c) the Administrative Agent has received evidence satisfactory to it that the Proceeds Accounts have been funded with the Initial Required Equity Amount;

(d) evidence of the availability of the Project Cost Overrun Funding required to be in place prior to the initial drawdown under Tranche One of the Credit Facility;

(e) an updated Perfection Certificate of each Obligor (or, if no material changes thereto since the Financial Closing Date, a bring-down certificate from such Obligor attesting thereto);

(f) the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent, an updated schedule detailing the amounts and dates of anticipated drawings under the Credit Facility (with same reflected in the Base Case Financial Model);

(g) a certificate of an officer of the Borrower, in such capacity, certifying that, to the best of his knowledge after due inquiry, that (i)  no Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the execution of the initial extension of credit under Tranche One of the Credit Facility, and (ii) the representations and warranties of the Obligors contained in Section 9.1 shall be true and correct in all respects on the date of the execution of the extension of credit as if such representations and warranties were made on such date (except where such representations or warranty is stated to be made as of a particular date);

(h) each document set forth in Section 9 (Environmental and Social Conditions Precedent to Initial Extension of Credit) of Schedule P (Environmental and Social Rider); and

(i) the Borrower shall have completed the Initial Mandatory Hedges in accordance with the Risk Management Program (for certainty, the Qualified Risk Management Lenders agree to enter into the Initial Mandatory Hedges with the Borrower pursuant to the terms and conditions of an applicable Qualified Risk Management Agreement once the conditions precedent set forth in paragraphs (a) - (h) of this Section 11.3, Section 11.2 and the conditions precedent set out in the applicable Qualified Risk Management Agreement, as applicable, have otherwise been fulfilled).

11.4 Conditions Precedent to Initial Extension of Credit under Tranche Two

The obligations of the Lenders to extend credit by way of the initial drawdown under Tranche Two is subject to the fulfilment of the following conditions precedent prior to or concurrent with such extension of credit:

(a) the Administrative Agent and the Lenders shall be satisfied that the conditions precedent set forth in Sections 11.1, 11.2, 11.3 and 11.7 shall continue to be fulfilled or shall have otherwise been waived by the Lenders;

(b) evidence satisfactory to the Lenders that Tranche One is fully drawn;

(c) evidence of the availability of the Project Cost Overrun Funding required to be in place prior to the initial drawdown under Tranche Two of the Credit Facility; and

(d) an updated Perfection Certificate of each Obligor (or, if no material changes thereto since the Financial Closing Date, a bring-down certificate from such Obligor attesting thereto).

11.5 Conditions Precedent to Effectiveness of this Agreement

This Agreement shall become effective and the Closing Date shall be deemed to have occurred upon the date that the Administrative Agent notifies the other parties hereto that the conditions precedent set forth in this Section 11.5 have been satisfied or waived by the Lenders (the "Effective Time"):

(a) the Administrative Agent and the Lenders shall be satisfied that the conditions precedent set forth in Sections 11.1, 11.2, 11.3 and 11.4 shall be fulfilled, shall continue to be fulfilled or shall have otherwise been waived by the Lenders, as applicable;

(b) the Obligors shall have duly executed and delivered to the Administrative Agent the Finance Documents other than the Finance Documents listed in Section 10.3(jj) (including for certainty, this Agreement and a confirmation of guarantee and security from the Obligors)  to which each is a party, in form and substance satisfactory to the Agents;

(c) the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

(i) a certificate of status or good standing for each Obligor (where available) issued by the appropriate Official Body of the jurisdiction in which such Obligor is incorporated;

(ii) duly certified copies of (i) the Constating Documents of the Borrower, and (ii) the resolution of the board of directors/board of managers of the Borrower authorizing it to execute, deliver and perform its obligations under each Finance Document to which the Borrower is a signatory and that is required to be delivered on the Closing Date;

(iii) a certificate of an officer of the Borrower, in such capacity, (A) setting forth specimen signatures of the individuals authorized to sign the Finance Documents to which the Borrower is a signatory and (B) to the extent relevant, attaching true copies of the powers of attorney of the representatives acting on behalf of the Borrower, with sufficient capacity to represent the Borrower in the execution of the Credit Documents to which the Borrower is a party;

(iv) opinions of counsel to the Borrower addressed to the Finance Parties and their counsel, relating to, inter alia, (i) the status and capacity of the Borrower, (ii) the due authorization, execution and delivery by the Borrower of this Agreement and each Finance Document to be delivered on the Closing Date, (iii) the validity and enforceability of this Agreement and each Finance Document to be delivered on the Closing Date to which the Borrower is a party in the jurisdiction of the governing law  of the applicable Finance Documents, (iv) no breach of law or constating documents, (v) receipt of all authorizations and consents required by or from any Official Body in connection with the execution, delivery and performance of this Agreement and each Finance Document to be delivered on the Closing Date, and (vi) such other matters as the Administrative Agent or Collateral Agents may reasonably request;

(d) an updated Perfection Certificate of each Obligor (or, if no material changes thereto since the Financial Closing Date, a bring-down certificate from such Obligor attesting thereto); and

(e) the Borrower shall have paid (or made arrangements satisfactory to the Administrative Agent to pay to the Agents, the Joint Lead Arrangers and the Lenders) all fees and expenses (including, without limitation, (A) legal fees and expenses of counsel to the Agents, (B) fees and expenses of the Collateral Agents, (C) fees and expenses of the Independent Technical Consultant, the Independent Environmental and Social Consultant and the Lenders' Insurance Consultant, (D) the Tranche Three Commitment Fee, and (E) all fees and other amounts due and payable under the Fee Letters required to be paid on or before the Closing Date.

11.6 Conditions Precedent to the Single Extension of Credit under Tranche Three

The obligation of the Tranche Three Lender to extend credit by way of a single drawdown under Tranche Three is subject to the satisfaction or waiver by the Tranche Three Lender of the following conditions precedent prior to or concurrent with such extension of credit:

(a) the Administrative Agent and the Tranche Three Lender shall be satisfied that the conditions precedent set forth in Sections 11.1, 11.2, 11.3, 11.4, 11.5 and 11.7 shall be fulfilled, shall continue to be fulfilled or shall have otherwise been waived by the Tranche Three Lender, as applicable; and

(b) the Borrower shall have completed the Mandatory Silver Hedges and the amendments to the Mandatory Gold Hedges in accordance with the Risk Management Program (for certainty, the Qualified Risk Management Lenders agree to enter into the Mandatory Silver Hedges and the amendment to the Mandatory Gold Hedges with the Borrower pursuant to the terms and conditions of an applicable Qualified Risk Management Agreement once the conditions precedent set out in the applicable Qualified Risk Management Agreement have otherwise been fulfilled).

11.7 Conditions Precedent to Each Extension of Credit

The obligation of the Lenders to extend credit by way of a drawdown under either Tranche is subject to fulfillment of the following conditions precedent on the date such credit is extended:

(a) the Cost to Complete Certificate most recently delivered by the Borrower pursuant to Section 10.1(a)(ix) was delivered to the Administrative Agent no more than 10 Banking Days prior to the date of the requested extension of credit under the Credit Facility and the Borrower shall have provided the Administrative Agent and the Technical Agent with (i) a list of any unpaid invoices for goods and services incurred and received by the Borrower for the development of the Project, (ii) evidence that there is no Project Cost Overrun at such time, (iii) evidence that the Borrower has sufficient Project Sources at such time to achieve Completion by the Project Longstop Date inclusive of sufficient provisions for Project Cost Overruns as determined by the Lenders and the Independent Technical Consultant acting reasonably, and (iv) the intended use of proceeds of the extension of credit, together with a certificate of an officer of the Borrower certifying that the foregoing is accurate in all material respects material respects;

(b) no Material Adverse Change shall have occurred since the Financial Closing Date;

(c) all then required Derivatives Transactions in accordance with the Risk Management Program have been executed;

(d) the corresponding Obligors shall have duly executed and delivered to the Administrative Agent, the Note(s) evidencing the corresponding Loan;

(e) the Borrower shall have complied with the requirements of Article 4 or Article 5, as the case may be, in respect of the relevant credit;

(f) no Default or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

(g) the representations and warranties of the Obligors contained in Section 9.1 shall be true and correct in all respects on the date such credit is extended as if such representations and warranties were made on such date (except where such representations or warranty is stated to be made as of a particular date);

(h) the date on which the credit is required to be extended is within the Availability Period;

(i) the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent and Technical Agent, (i) certified copies of any Additional Material Project Documents entered into after the Financial Closing Date, and (ii) evidence that any existing Material Project Documents remain valid and effective, in each case, together will all necessary Direct Agreements required in connection therewith by the Administrative Agent and the Technical Agent, acting reasonably;

(j) there shall not exist, at the time of such extension of credit, a Project Cost Overrun;

(k) no Change of Control shall have occurred since the Financial Closing Date;

(l) the Administrative Agent and its counsel shall be satisfied, acting reasonably, that (i) all Project Authorizations necessary for the development, construction, commissioning and operation of the Project as of the date of the requested extension of credit under the Credit Facility and (ii) other Authorizations necessary for the consummation of the financing and security contemplated hereby have been obtained;

(m) the Administrative Agent and the Environmental and Social Agent shall have received a completeness status, confirmed by the Independent Environmental and Social Consultant, for the actions referenced in the ESAP (if any) that were to have been completed prior to the date of such extension of credit;

(n) the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent, an updated Mine Plan and Base Case Financial Model demonstrating pro-forma compliance with the financial ratios set out in Section 11.1(b)(xi) following the extension of credit; and

(o) the Administrative Agent shall be satisfied that after giving effect to the requested Loan, (a) the aggregate principal amount of credit outstanding under Tranche One would not exceed the Tranche One Limit, (b) the aggregate principal amount of credit outstanding under Tranche Two would not exceed the Tranche Two Limit, (c) the aggregate principal amount of credit outstanding under Tranche Three would not exceed the Tranche Three Limit, or (d) the aggregate principal amount of credit outstanding under the Credit Facility would not exceed the Total Commitment Amount.

11.8 Conditions Precedent to Execution of any Subsequent Mandatory Gold Hedge or Mandatory CapEx FX Hedge and, prior to Completion, any Mandatory OpEx FX Hedge or any Discretionary Hedge

Any execution of any Mandatory Gold Hedge or any Mandatory CapEx FX Hedge (other than the Initial Mandatory Gold Hedge/Mandatory CapEx FX Hedge) and, prior to Completion, any execution of any Mandatory OpEx FX Hedge or any Discretionary Hedge, shall be subject to the fulfillment of the following conditions precedent prior to or concurrent with such execution:

(a) the Cost to Complete Certificate most recently delivered by the Borrower pursuant to Section 10.1(a)(ix) was delivered to the Administrative Agent no more than 31 days prior to the date of the execution of the proposed Derivatives Transaction;

(b) no Default has occurred and is continuing or would arise immediately after giving effect to or as a result of the execution of the proposed Derivatives Transaction;

(c) the Administrative Agent has received evidence satisfactory to it that the Proceeds Accounts have been funded with the Initial Required Equity Amount and evidence that the Initial Required Equity Amount has been spent on Project Costs; and

(d) the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all Project Authorizations necessary for the development, construction, commissioning and operation of the Project as of the date of the execution of the proposed Derivatives Transaction.

11.9 Waiver

The terms and conditions of 11.1 - 11.8 are inserted for the sole benefit of the Administrative Agent and the Lenders, and the Lenders may waive them in accordance with Section 13.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit or the execution of the Mandatory Hedges and the Discretionary Hedges, as applicable, without prejudicing their right to assert the terms and conditions of 11.1 -  11.8 in whole or in part in respect of any other extension of credit.

ARTICLE 12
DEFAULT, REVIEW EVENTS AND REMEDIES

12.1 Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 13.14:

(a) the Borrower's failure to pay any amount pursuant to any of Section 8.1, 8.2, 8.3 or 8.6 hereof when due and such failure continues for one (1) Banking Day after such payment is due, or, if such failure results exclusively from a failure of the banking system or technical error, within three (3) Banking Days after such payment is due;

(b) the failure of any Obligor to pay any amount due under the Finance Documents (other than amounts due pursuant to Section 8.1, 8.2, 8.3 or 8.6 hereof) within three Banking Days after the payment is due;

(c) the commencement by any Obligor or by any other Person of proceedings for the dissolution, liquidation or winding up of any Obligor or for the suspension of operations of any Obligor (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement) provided, however, this Section 12.1(c) shall have no application to the Sponsor Group after the Trigger Date;

(d) if any Obligor at any time ceases or threatens to cease to carry on its business or is adjudged or declared bankrupt, en concurso mercantil, en quiebra or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a Receiver or trustee for it or for any part of its property (or such a Receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any Receiver or trustee, sequestrator or other custodian, provided, however, this Section 12.1(c) shall have no application to the Sponsor Group after the Trigger Date;

(e) if (A) any representation or warranty made by any Obligor in any Finance Document (other than a Qualified Risk Management Agreement and the representations and warranties made at Section 9.1(bb) hereof) proves to have been incorrect in any respect when made or furnished which, if capable of being cured, has not been remedied within 20 Banking Days after the earlier of (x) an Obligor becoming aware of such incorrect representation or warranty or (y) the Administrative Agent giving an Obligor notice of such incorrect representation or warranty, or (B) solely with respect to any Qualified Risk Management Agreement, an "Event of Default" (as such term is defined in such Qualified Risk Management Agreement) occurs under any Qualified Risk Management Agreement, pursuant to Section 5(a)(iv) of such Qualified Risk Management Agreement;

(f) if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Obligor in connection with any judgment against it in an amount of at least $1,000,000, and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within thirty days after its entry, commencement or levy, provided that, at any time following the Trigger Date and with respect only to the Sponsor Group this Section 12.1(f) shall only apply to property of the Sponsor Group which are Secured Assets.

(g) any breach of any provision of Section 10.1(b)(iii) (solely as relates to the occurrence of an Event of Default), Section 10.2 or 10.3(b), 10.3(c), 10.3(g) (as it relates only to the maintenance of corporate existence), 10.3(m), 10.3(n), 10.3(o) or any provision of Section 10.4.

(h) [Reserved.]

(i) the breach or failure of due observance or performance by any Obligor of any covenant or provision of any Finance Document (other than those previously referred to in this Section 12.1) where such breach or failure continues for 20 Banking Days or, with respect to any Qualified Risk Management Agreement only, such specified cure period (if any) as provided therein,after the earlier of (x) an Obligor becoming aware of such breach or failure or (y) the Administrative Agent giving an Obligor notice of such breach or failure;

(j) the breach or failure of due observance or performance by any Obligor of any material covenant or provision of any Material Project Document subject to any applicable grace periods therein or the occurrence of any event which with the giving of notice or the lapse of time or both would be or become an "Event of Default" or a default under any Material Project Document;

(k) if one or more encumbrancers, liens or landlords take possession of any part of the property of any Obligor or attempt to enforce their security or other remedies against such property and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least $5,000,000, provided that, at any time following the Trigger Date and with respect only to the Sponsor Group this Section 12.1(k) shall only apply to property of the Sponsor Group which are Secured Assets.

(l) if an event of default under any one or more agreements, indentures or instruments, under which any Obligor (other than each Sponsor Group Member) has outstanding Indebtedness in an amount in excess of $5,000,000 or under which another Person has outstanding Indebtedness in an amount in excess of $5,000,000 which is guaranteed by any Obligor (other than each Sponsor Group Member), shall happen (with all applicable grace periods having expired) and be continuing, or if any Indebtedness of such Obligor (other than each Sponsor Group Member)  in an amount in excess of $5,000,000 which is payable on demand is not paid on demand;

(m) if, at any time prior to the Trigger Date, an event of default under any one or more agreements, indentures or instruments, under which a Sponsor Group Member has outstanding Indebtedness in an amount in excess of $5,000,000 or under which another Person has outstanding Indebtedness in an amount in excess of $5,000,000 which is guaranteed by a Sponsor Group Member, shall happen (with all applicable grace periods having expired) and be continuing, or if any Indebtedness of a Sponsor Group Member in an amount in excess of $5,000,000 which is payable on demand is not paid on demand;

(n) Completion has not occurred on or before the Project Longstop Date or the Estimated Completion Date is not on or before the Project Longstop Date;

(o) the expropriation, condemnation, destruction or confiscation of any material property of any Obligor (including, for certainty, the Project and the Shares of the Borrower) or any part thereof other than any part that has a fair market value of less than $5,000,000  and that is not material for access to, or operation of, the Project;

(p) the termination, unenforceability, invalidity, expropriation or revocation of any Project Authorization (including, without limitation, any Mining Claim and Lease) where such termination, unenforceability, invalidity, expropriation or revocation would reasonably result in a Material Adverse Effect on the construction, development or operation of the Project;

(q) any one or more of the Finance Documents is determined by a court of competent jurisdiction not to be a legal, valid and binding obligation of the Obligor which is a party thereto, enforceable by any Finance Party against such Obligor and such Finance Document has not been replaced by a legal, valid, binding and enforceable document which is substantially equivalent in effect to such Finance Document, assuming such Finance Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 30 days of such determination, provided, however, that such grace period shall only be provided if such Obligor actively cooperates with the Administrative Agent to so replace such Finance Document provided, however that, with respect to any Qualified Risk Management Agreement the non-expiration of such grace period shall not prejudice, prohibit or otherwise impede the Qualified Risk Management Lender party to such Qualified Risk Management Agreement from exercising any of their rights or remedies in respect of the Derivatives Transactions subject to such Qualified Risk Management Agreement;

(r) the validity, enforceability or priority of any Finance Document is contested in any manner by any Obligor;

(s) any Finance Document is terminated or rescinded (other than in accordance with the terms thereof) or any Obligor takes an action to terminate or rescind any Finance Document other than Qualified Risk Management Agreements terminated in accordance with Section 12.1(q) above to the extent such Qualified Risk Management Agreements are replaced by a legal, valid, binding and enforceable agreement which is substantially equivalent in effect to such Qualified Risk Management Agreements with the applicable grace period provided under Section 12.1(q);

(t) any Material Project Document is terminated or rescinded and Replacement Rights have not been exercised in respect of such Material Project Document;

(u) any Security Document does not constitute first ranking, priority security in the Secured Assets (subject to Permitted Liens);

(v) a Material Adverse Change occurs;

(w) the occurrence of any unscheduled stoppage or disruption to construction of, or mining and production occurring at, the Project for any period longer than seven consecutive days, absent a Force Majeure event;

(x) the occurrence of a Force Majeure event which continues for any period longer than 60 consecutive days;

(y) if the Project is abandoned or placed on care and maintenance;

(z) the occurrence of a Change of Control;

(aa) the breach or failure of due observance by any Sponsor Group Member or any relevant Subsidiaries of the Sponsor of any of the covenants or provisions under any Subordination and Postponement Agreement;

(bb) any Cost to Complete Certificate delivered by the Borrower that demonstrates that the Borrower has insufficient Project Sources at such time to achieve Completion by the Project Longstop Date and such deficiency is not remedied within 90 days from the date of delivery;

(cc) as set forth in Section 5 (Events of Default and Remedies) of Schedule P (Environmental and Social Rider);

(dd) the Sponsor shall cease to be listed on either the TSX-V or the TSX, or trading of its shares are suspended for more than five (5) consecutive trading days;

(ee) the Borrower, an Obligor or any of their Subsidiaries or Affiliates becomes a Restricted Person or otherwise the target of a Sanction or Sanctions;

(ff) if an event of default under any REDACTED [name redacted] Equipment Loan shall occur (with all applicable grace period having expired) and be continuing; or

(gg) the breach or failure of due observance by any Sponsor Group Member or any Subsidiaries of the Sponsor (other than the Borrower) of any of the covenants or provisions under the Postponement and Subordination Agreements;

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrower, terminate the Credit Facility (provided, however, that the Credit Facility shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrower, declare all Secured Obligations of the Obligors to the Lenders pursuant to this Agreement to be immediately due and payable whereupon all such Secured Obligations shall immediately become and be due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrower and the Security shall thereupon immediately become enforceable (provided, however, that all such Secured Obligations of the Borrower to the Lenders shall automatically become due and payable, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above and the Security shall thereupon immediately become enforceable) and the Agents (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrower, exercise the rights and remedies provided in this Agreement, the Guarantees and the Security in accordance with the terms hereof and thereof.

12.2 Remedies Cumulative

The Borrower expressly agrees that the rights and remedies of the Agents and the Lenders under this Agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law.  Any single or partial exercise by any Agent or any Lender of any right or remedy for a Default or breach of any term, covenant or condition in this Agreement does not waive, alter, affect or prejudice any other right or remedy to which such Agent or such Lender may be lawfully entitled for the same Default or breach. Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 13.14 of the strict observance, performance or compliance with any term, covenant or condition of this Agreement is not a waiver of any subsequent Default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this Agreement is not a waiver of the entire term, covenant or condition or any subsequent Default.  No failure or delay by any Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

12.3 Set-Off

In addition to any rights now or hereafter granted under Applicable Law, and not by way of limitation of any such rights, each Finance Party at any time that an Event of Default has occurred and is continuing is authorized without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other Indebtedness at any time held by or owing by such Finance Party, as the case may be, to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower which are due and payable to the Administrative Agent or such Lender, as the case may be, under the Finance Documents.  Any Lender relying on the set-off in this Section 12.3 shall forthwith so advise the Administrative Agent in writing and the Administrative Agent shall then, in the case of any such Lender set-off or upon its own application of set-off pursuant to this Section 12.3, so advise the Lenders in accordance with Section 13.18.

ARTICLE 13
THE AGENTS

13.1 Appointment and Authorization of Agents

(a) Each Finance Party hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Credit Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize each Agent to take such actions as agent on its behalf and to exercise such powers under the Credit Documents as are delegated to such Agent by such Finance Party by the terms hereof, together with such powers as are reasonably incidental thereto.  No Agent nor any of its directors, officers, employees or agents shall be liable to any of the Finance Parties for any action taken or omitted to be taken by it or them hereunder or thereunder or in connection herewith or therewith, except for its own gross negligence or wilful misconduct and each Finance Party hereby acknowledges that such Agent is entering into the provisions of this Section 13.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

(b) Each Finance Party (other than the Administrative Agent) hereby irrevocably authorizes the Administrative Agent to appoint (i) Banco Monex, S.A., Institución de Banca Múlitple, Monex Grupo Financiero as Onshore Collateral Agent or agente de garantías local, to act on behalf of the Finance Parties under the Credit Documents to which it is a party, and (ii) The Bank of New York Mellon as Offshore Collateral Agent, to act on behalf of the Finance Parties under the Credit Documents to which it is a party. Furthermore, each Finance Party hereby authorizes the Administrative Agent to appoint the Onshore Collateral Agent as an agent (comisionista) under the terms of Articles 273 and 274 of the Mexican Commerce Code (Código de Comercio) under and in connection with the Credit Documents to which it is a party.

13.2 Interest Holders

Each Agent may treat each Lender set forth in Schedule A hereto or the Person designated in the last notice delivered to it under Section 14.5 as the holder of all of the interests of such Lender under the Credit Documents.

13.3 Consultation with Counsel

In exercising any rights which may be vested in it on behalf of the Finance Parties by and under any of the Credit Documents, each Agent may consult with legal counsel selected by it as counsel for such Agent and the Finance Parties and shall not be liable for any action taken or not taken or suffered by it in good faith in accordance with the advice and opinion of such counsel and each Agent may rely conclusively on the opinions, certificates and reports of such counsel.

13.4 Credit Documents and Security

(a) No Agent shall be under any duty to the Finance Parties to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents, each Agent shall, as regards the Finance Parties and the Obligors, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be and each Agent shall not be liable for errors in judgment made in good faith in respect of such Credit Documents.

(b) The Offshore Collateral Agent shall not be responsible for the existence, genuineness or value of any Secured Assets or for the preparation, filing, continuation or correctness of any financing statements or validity or perfection of any Lien, whether impaired by operation of law or by reason of any action or omission to act on its part under the Security Documents.

13.5 Any Agent as Finance Party

With respect to those portions of the Credit Facility made available by it, each Agent shall have the same rights and powers under the Credit Documents as any other Finance Party and may exercise the same as though it were not such Agent.  Each Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with each Obligor and its Affiliates and Persons doing business with such Obligor and/or any of its Affiliates as if it were not such Agent and without any obligation to account to the Finance Parties therefor.

13.6 Responsibility of Agents

The duties and obligations of each Agent to the Finance Parties under the Credit Documents are only those expressly set forth herein.  No Agent shall have any duty to the Finance Parties to investigate whether a Default or an Event of Default has occurred.  Each Agent shall, as regards the Finance Parties, be entitled to assume that no Default or Event of Default has occurred and is continuing unless such Agent has been notified in writing by such Obligor, as applicable, of such fact or has been notified in writing by a Finance Party that such Finance Party considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.  In determining compliance with any condition hereunder to the extension of any credit hereunder that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to such extension of credit.

13.7 Action by Agents

Each Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Finance Parties by and under this Agreement or the Guarantees or any Security; provided, however, the Collateral Agents shall not exercise any rights under Section 12.1 or under the Guarantees or the Security Documents or expressed to be on behalf of or with the approval of the Majority Lenders without the written request, consent or instructions of the Administrative Agent on behalf of and with the approval of the Majority Lenders and shall not be liable for any such delay in acting.  Furthermore, any rights of any Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the applicable Agent upon the request or instructions of the Majority Lenders.  No Agent shall incur any liability to the Finance Parties under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct.  Each Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Administrative Agent on behalf of and with the approval of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Finance Parties.  In respect of any notice by or action taken by any Agent hereunder, the Obligors shall at no time be obliged to enquire as to the right or authority of such Agent to so notify or act. In acting under any of the Credit Documents in accordance with the instructions of the Administrative Agent on behalf of and with the approval of the Majority Lenders, the Offshore Collateral Agent shall not be required to risk or expend its own funds in performing any of its duties or obligations under such Credit Documents and is entitled to be fully indemnified by the other Finance Parties prior to performing such duties or obligations.

13.8 Notice of Events of Default

In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Lenders and shall take such action and assert such rights or instruct a Collateral Agent take such action and assert such rights, in each case, under Section 12.1 of this Agreement and under the other Credit Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request.  If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights or instruct a Collateral Agent take such action and assert such rights, in each case, (other than rights under Section 13.1 of this Agreement or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Lenders except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

13.9 Responsibility Disclaimed

No Agent shall have any duties or obligations except those expressly set forth in the Credit Documents. Without limiting the generality of the foregoing, no Agent shall be subject to any fiduciary or implied duties and no Agent shall be under any liability or responsibility whatsoever as agent hereunder:

(a) to any Obligor or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Finance Party or Finance Parties of any of its or their obligations under any of the Credit Documents;

(b) to any Finance Party or Finance Parties as a consequence of any failure or delay in performance by, or any breach by, any Obligor of any of its obligations under any of the Credit Documents; or

(c) to any Finance Party or Finance Parties for any statements, representations or warranties in any of the Credit Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Credit Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Credit Documents or any other document contemplated hereby or thereby.

13.10 Indemnification

Within three Banking Days of written notice by an Agent to the Finance Parties of any liability, obligation, loss, damage, penalty, action, judgment, suit, cost, expense or disbursement of any nature whatsoever which may be imposed on or incurred by such Agent or their respective Affiliates, shareholders, officers, directors, employees, agents and representatives (collectively, the "Indemnitees"), the Borrower and to the extent that the Indemnitees shall not have been reimbursed by the Borrower, each Finance Party in their respective Pro Rata Shares,  agrees to indemnify such Indemnitees from and against any and all such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against such Indemnitee in any way relating to or arising out of any of the Credit Documents or any other document contemplated hereby or thereby or any action taken or omitted by such Indemnitees under any of the Credit Documents or any document contemplated hereby or thereby, except that no Finance Party shall be liable to any Indemnitee for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of such Indemnitee. Notwithstanding anything contained herein to the contrary, in no event shall the Offshore Collateral Agent be liable, directly or indirectly, for any special, punitive, indirect or consequential damages arising under any of the Credit Documents. The Borrower shall immediately on demand reimburse any Finance Party for any payment such Finance Party makes to any Indemnitee under this Section 13.10.

13.11 Credit Decision

Each Lender represents and warrants to each Agent that:

(a) in making its decision to enter into this Agreement and to make its Pro Rata Share of the Credit Facility available to the Borrower, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Obligors and that it has made an independent credit judgment without reliance upon any information furnished by such Agent; and

(b) so long as any portion of the Credit Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Obligors.

13.12 Successor Agents

Subject to the appointment and acceptance of a successor Administrative Agent, Documentation Agent, Environmental and Social Agent, Technical Agent, Onshore Collateral Agent, or Offshore Collateral Agent, as applicable, as provided below, the relevant Agent may, with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrower and the Lenders.  Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrower (which consent shall not be required (x) if the successor Agent is an Affiliate or Subsidiary of such Agent on the date hereof or (y) for so long as a Default has occurred and is continuing), shall have the right to appoint a successor Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment.  If no successor Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Agent may, on behalf of the Finance Parties and with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), appoint a successor Agent which shall be a bank which has combined capital and reserves in excess of $250,000,000.  Subject to the appointment and acceptance of a successor Administrative Agent, Documentation Agent, Environmental and Social Agent, Technical Agent, or Onshore Collateral Agent, or Offshore Collateral Agent, as applicable, as provided below, the relevant Agent shall, upon notice from the Majority Lenders and with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), resign at the time specified in the aforementioned notice. Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrower (which consent shall not be required (x) if the successor Agent is an Affiliate or Subsidiary of such Agent on the date hereof or (y) for so long as a Default has occurred and is continuing), shall have the right to appoint a successor Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment. Upon the acceptance of any appointment as Agent hereunder by a successor Agent such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Agent (in its capacity as Agent but not otherwise in its capacity as a Finance Party) and the retiring Agent shall be discharged from its duties and obligations hereunder and under any of the other Credit Documents (in its capacity as Agent but not otherwise in its capacity as a Finance Party). After the resignation hereunder of any retiring Agent provisions of this Article 13 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Agent. If no successor Agent shall be appointed and approved within 30 days from the date of the giving of the aforesaid notice of resignation or removal, the applicable Agent or the Majority Lenders may apply to any court of competent jurisdiction, at the expense of the Borrower, to appoint a successor to the applicable Agent to act until such time, if any, as a successor Agent shall have been appointed as above provided. Any successor Agent so appointed by such court shall immediately and without further act be superseded by any successor Agent appointed by the Majority Lenders as above provided.

If the Person serving as Administrative Agent is a Defaulting Lender pursuant to clauses (d) through (g) of the definition thereof, the Majority Lenders may, to the extent permitted by Applicable Law, by notice in writing to the Borrower and such Person remove such Person as Administrative Agent and, in consultation with the Borrower, appoint a successor.  If no such successor shall have been so appointed by the Majority Lenders and shall have accepted such appointment within 30 days (or such earlier day as shall be agreed by the Majority Lenders) (the "Removal Effective Date"), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date.

13.13 Delegation by Agents

With the prior approval of the Majority Lenders, any Agent shall have the right to delegate any of its duties or obligations hereunder as such Agent to any Affiliate of such Agent so long as such Agent shall not thereby be relieved of such duties or obligations. Notwithstanding the foregoing, the Offshore Collateral Agent may delegate any of its duties and obligations and exercise its rights and powers under any of the Credit Documents through any one or more sub-agents (including Affiliates of the Offshore Collateral Agent) appointed by the Offshore Collateral Agent without any prior consent from any other Finance Party or Obligor and shall not be liable for the negligence or wilful misconduct of such sub-agents appointed with due care and has no obligation to monitor or supervise such sub-agents.

13.14 Waivers and Amendments

(a) Subject to Sections 13.14(b) and 13.14(c), any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrower and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(b) Notwithstanding Section 13.14(a), without the prior written consent of each Lender no such amendment or waiver shall directly:

(i) increase the amount of the Credit Facility or the amount of the Individual Commitment of any Lender with respect to the Credit Facility;

(ii) extend the Maturity Date or any other Scheduled Repayment of the Credit Facility pursuant to 8.1, 8.2, 8.3 or 8.6;

(iii) extend the time for the payment of interest on Loans, forgive any portion of principal thereof, reduce the stated rate of interest thereon or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect of the Credit Facility;

(iv) change the percentage of the Lenders' required to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders;

(v) reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 6 or Article 7 of this Agreement;

(vi) release or discharge any Guarantee or, except as otherwise permitted pursuant to 13.20 and 14.13, the Security Documents, in whole or in part; or

(vii) alter the terms of this Section 13.14.

(viii) permit any subordination of any of the Secured Obligations;

(ix) amend the definitions of "Availability Period", "Completion", "Enforcement Date", "Exposure", "Finance Document", "Finance Party", "Project Longstop Date", "Qualified Affiliate", "Qualified Risk Management Agreement", "Qualified Risk Management Lender", "Qualified Affiliate", "Risk Management Agreement", "Risk Management Program", "Secured Obligations" or "Secured Obligations Termination Date"; or

(x) amend or waive Sections 8.3, 8.6, 10.2, 10.3(b), and 10.3(o), 11.1-11.5, Section 11.7, Section 13.21 or Section 13.24.

(c) Notwithstanding Section 13.14(a), but subject to Section 13.14(e), without the prior written consent of each Qualified Risk Management Lender, no such amendment or waiver shall directly:

(i) permit any subordination of any of the Secured Obligations;

(ii) except as otherwise permitted pursuant to Section 13.20, release or discharge any Guarantee or the Security Documents, in whole or in part;

(iii) amend or alter the terms of Section 10.3(o) or 13.14; or

(iv) permit a Change of Control or waive any Event of Default under Section 12.1(z); or

(v) amend the definitions of "Change of Control", "Enforcement Date", "Exposure", "Finance Document", "Finance Party", "Qualified Affiliate", "Qualified Risk Management Lender", "Risk Management Agreement", "Qualified Risk Management Agreements" or "Secured Obligations".

(d) No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of any Agent shall be effective without the prior written consent of such Agent.

(e) Notwithstanding any other provisions of this Agreement, the Secured Derivatives Obligations of each Qualified Risk Management Lender (including, for certainty, each Qualified Risk Management Lender that is no longer a Lender or an Affiliate of a Lender) shall at all times rank pari passu with the Secured Obligations of each other Finance Party and the Secured Obligations of the Finance Parties (including, for certainty, any Qualified Risk Management Lender that is no longer a Lender or an Affiliate of a Lender) shall be paid pro rata in accordance with their relative Exposures that are then due and payable, in each case regardless of any amendments made to this Agreement after the Financial Closing Date. Notwithstanding any other provisions of this Agreement, no amendment shall be made to this Section 13.14(e) without the written consent of each Qualified Risk Management Lender that is no longer a Lender or an Affiliate of a Lender and each other Finance Party.

13.15 Determination by Agents Conclusive and Binding

Any determination to be made by any Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this Agreement shall be made by such Agent in good faith and, if so made, shall be binding on all parties, absent manifest error.  The Obligors are entitled to assume that any action taken by any Agent under or in connection with any Credit Document has been appropriately authorized by the Lenders or the Majority Lenders, as the case may be, pursuant to the terms hereof.

13.16 Adjustments among Lenders after Acceleration

(a) The Lenders agree that, at any time after all Indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 12.1 or after the cancellation or termination of the Credit Facility, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 13.16, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.

(b) The Finance Parties agree that, at any time after all Indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 12.1 or after the cancellation or termination of the Credit Facility, the amount of any repayment made by the Borrower under this Agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Finance Parties under the Finance Documents, which are to be applied against amounts owing hereunder or thereunder as principal and/or other Indebtedness then due and payable under any Finance Document, will be so applied in a manner such that to the extent possible, (i) the Exposure of each of the Finance Parties, after giving effect to such application, will be pro rata in accordance with the Finance Parties' relative Exposures that are then due and payable and (ii) the amount of credit outstanding under the Credit Facility which is owing to each Lender, after giving effect to such application, will be pro rata in accordance with the Lenders' Pro Rata Shares of the Credit Facility immediately prior to such acceleration, cancellation or termination.

(c) For greater certainty, each Finance Party acknowledges and agrees that without limiting the generality of the provisions of Section 13.16(a) and 13.16(b), such provisions will have application if and whenever any Finance Party shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise), other than on account of any monies owing or payable by the Borrower to it under the Finance Documents in excess of its pro rata share of payments on account of monies owing by the Borrower to all the Finance Parties thereunder.

(d) The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Finance Parties pursuant to this Section 13.16.

13.17 Redistribution of Payment

If a Finance Party shall receive payment, at any time after all Indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 12.1 or after the cancellation or termination of the Credit Facility, of a portion of the aggregate amount of Secured Obligations then due and payable by an Obligor to the Finance Party (whether by set-off, repayment, the proceeds of the exercise of any rights or remedies of the Finance Parties under the Finance Documents or otherwise) which is greater than the proportion received by any other Finance Party in respect of the aggregate amount of Secured Obligations then due and payable to it (having regard to the respective Exposures of the Finance Parties that are then due and payable), the Finance Party receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding Secured Obligations due and payable to the other Finance Party or Finance Parties so that the respective receipts shall be pro rata to their respective participation in the Secured Obligations that are then due and payable; provided, however, that if all or part of such proportionately greater payment received by such purchasing Finance Party shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Finance Party or Finance Parties to the extent of such recovery, but without interest.

13.18 Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by any Agent of any notice or other document which is delivered to such Agent hereunder on behalf of the Lenders, such Agent shall provide a copy of such notice or other document to each of the Lenders; provided, however, that a copy of any such notice delivered at any time during the continuance of an Event of Default shall be delivered by the relevant Agent to each of the Finance Parties.

13.19 Other Security Not Permitted

None of the Finance Parties shall be entitled to enjoy any Lien with respect to any of the Secured Assets other than the Security.

13.20 Discharge of Security

To the extent a sale or other disposition of the Secured Assets is permitted pursuant to the provisions hereof, the Finance Parties hereby authorize the Administrative Agent, at the cost and expense of the Borrower, to execute such discharges and other instruments which are necessary for the purposes of releasing and discharging the Security therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded or for the purpose of more fully and effectively carrying out the provisions of this Section 13.20.

13.21 Determination of Exposures

Concurrent with any request for any approval or instructions of the Majority Lenders and prior to any distribution of Cash Proceeds of Realization to the Finance Parties, the Administrative Agent shall request each Finance Party to provide to the Administrative Agent a written calculation of such Finance Party's Exposure, each such calculation to be certified true and correct by the Finance Party providing same.  Each Finance Party shall so provide such calculation within two Banking Days following the request of the Administrative Agent.  Any such calculation provided by a particular Finance Party shall, absent manifest error, constitute prima facie evidence of such Finance Party's Exposure at such time.  With respect to each determination of the Exposure of the Finance Parties, the Administrative Agent shall promptly notify the Finance Parties.  For the purposes of determining a particular Finance Party's Exposure:

(a) the Exposure of a Finance Party under any Credit Documents shall be the aggregate amount (expressed in United States dollars) owing to such Finance Party thereunder on such date;

(b) the Exposure of a Qualified Risk Management Lender in respect of Qualified Risk Management Agreements shall be measured as the net Exposure of such Qualified Risk Management Lender under all Qualified Derivatives Transactions with the Borrower to which such Qualified Risk Management Lender is a party, being the aggregate Exposure of such Qualified Risk Management Lender thereunder less the aggregate Exposure of the Borrower thereunder; the Exposure of party to a Qualified Risk Management Agreement shall be, in the case of a Qualified Risk Management Agreement which has not been terminated as of such date, the total amount which would be owing to such party by the other party under all Qualified Derivatives Transactions in the event of the early termination as of such date of such Qualified Risk Management Agreement as a result of the occurrence of a Default or "Event of Default" (as such term is defined in the Qualified Risk Management Agreement) where the Borrower is the "Defaulting Party" (as such term is defined in the Qualified Risk Management Agreement) or, in the case of a Qualified Risk Management Agreement which has been terminated as of such date, the total amount which is owing to such party by the other party under all Qualified Derivatives Transactions thereunder, in each case expressed in United States dollars; and

(c) the Exposure of any Agent, for the purposes of Section 13.24(b)(iii) and for no other purposes, shall not include the amounts distributed pursuant to 13.24(b)(i) and (ii).

13.22 Decision to Enforce Security

Upon the Security becoming enforceable in accordance with its terms, the Administrative Agent shall promptly so notify each of the Finance Parties in writing.  Any Lender may thereafter provide the Administrative Agent with a written request to enforce the Security.  Forthwith after the receipt of such a request, the Administrative Agent shall seek the instructions of the Majority Lenders as to whether the Security should be enforced and the manner in which the Security should be enforced.  In seeking such instructions, the Administrative Agent shall submit a specific proposal to the Lenders.  From time to time, any Lender may submit a proposal to the Administrative Agent as to the manner in which the Security should be enforced and the Administrative Agent shall submit any such proposal to the other Lenders for approval of the Majority Lenders.  The Administrative Agent shall promptly notify the Finance Parties of all instructions and approvals of the Majority Lenders.  If the Majority Lenders instruct the Administrative Agent to enforce the Security then the Administrative Agent shall in writing instruct the Collateral Agents accordingly. Each of the Finance Parties agree to accelerate the Secured Obligations owed to it to the extent permitted under the relevant Finance Document and in accordance with the relevant Finance Document.

13.23 Enforcement

The Administrative Agent reserves the sole right to instruct the Collateral Agents to enforce, or otherwise deal with, the Security and to deal with the Obligors in connection therewith; provided, however, that the Administrative Agent shall so instruct the Collateral Agents to enforce, or otherwise deal with, the Security as the Majority Lenders shall instruct in accordance with Section 13.7.

13.24 Application of Cash Proceeds of Realization

(a) All Proceeds of Realization not in the form of cash shall be forthwith delivered to a Collateral Agent and disposed of, or realized upon, by a Collateral Agent in such manner as the Majority Lenders may approve so as to produce Cash Proceeds of Realization.

(b) Subject to the claims, if any, of secured creditors of the Obligors whose security ranks in priority to the Security, all Cash Proceeds of Realization shall be applied and distributed, and the claims of the Finance Parties shall be deemed to have the relative priorities which would result in the Cash Proceeds of Realization being applied and distributed, as follows:

(i) firstly, to the payment of all reasonable costs and expenses incurred by the Administrative Agent and Collateral Agents (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Guarantees or the Security Documents and in payment of all of the remuneration of any Receiver and all costs and expenses properly incurred by such Receiver (including, without limitation, all legal fees and disbursements) in the exercise of all or any powers granted to it under the Guarantees or the Security Documents;

(ii) secondly, in payment of all amounts of money borrowed or advanced by the Administrative Agent, a Collateral Agent or such Receiver pursuant to the Security Documents and any interest thereon;

(iii) thirdly, to the payment of the Secured Obligations of the Borrower (including holding as cash collateral to be applied against Secured Obligations of the Borrower which have not then matured) to the Finance Parties pro rata in accordance with their relative Exposures; and

(iv) the balance, if any, in accordance with Applicable Law.

13.25 Defaulting Lenders

(a) Each Defaulting Lender shall be required to provide to the Administrative Agent, immediately upon receipt of a written request from the Administrative Agent cash in an amount, as shall be determined from time to time by the Administrative Agent in its discretion, equal to all other obligations of such Defaulting Lender to the Administrative Agent or any Contributing Lender that are owing or may become owing pursuant to this Agreement, including, without limitation, such Defaulting Lender's obligation to pay its Pro Rata Share of any indemnification or expense reimbursement amounts not paid by the Borrower. Such cash shall be held by the Administrative Agent in one or more accounts in the name of the Administrative Agent and shall not be required to be interest-bearing. The Administrative Agent shall be entitled to apply such cash from time to time in satisfaction of all or any portion of such obligations of such Defaulting Lender, as determined by the Administrative Agent in its discretion.

(b) The Administrative Agent shall be entitled to set off any Defaulting Lender's Pro Rata Share of all payments received from the Borrower against such Defaulting Lender's obligations to fund extensions of credit and Loans required to be made by it, any amount owing to a Contributing Lender and to purchase participations required to be purchased by it in each case under this Agreement and the other Credit Documents. The Administrative Agent shall be entitled to withhold and deposit in one or more non-interest bearing accounts in the name of the Administrative Agent all amounts (whether principal, interest, fees or otherwise) received by the Administrative Agent from the Borrower and due to such Defaulting Lender pursuant to this Agreement, which amounts shall be used by the Administrative Agent (i) first, to reimburse the Administrative Agent for any amounts owing to it by such Defaulting Lender pursuant to this Agreement or any other Credit Document, (ii) second, to reimburse any Contributing Lender in respect of any amounts which may have been advanced by them in their discretion in order to fund, in whole or in part, any shortfall in the Defaulting Lender's Pro Rata Share of a Loan which was required to have been made by such Defaulting Lender (and to the extent that any said Loan made by a Contributing Lender is so reimbursed by the Defaulting Lender, such portion of such Loan shall be deemed to have been assigned by such Contributing Lender to the Defaulting Lender), (iii) third, to be held in such account and applied by the Administrative Agent from time to time against all other obligations of such Defaulting Lender to the Administrative Agent owing pursuant to this Agreement in such amount as shall be determined from time to time by the Administrative Agent in its discretion including, without limitation, such Defaulting Lender's obligation to pay its Pro Rata Share of any indemnification or expense reimbursement amounts not paid by the Borrower, and (iv) fourth, at the Administrative Agent's discretion, to fund from time to time such Defaulting Lender's Pro Rata Share of Loans under the Credit Facility.

(c) (i) A Defaulting Lender shall have no voting or consent rights with respect to matters under this Agreement or the other Credit Documents, and (ii) the Individual Commitment and the aggregate Exposure of any Defaulting Lender shall be disregarded in the determination of the Majority Lenders, in each case, unless and until it is no longer a Defaulting Lender, provided that, notwithstanding the foregoing a Defaulting Lender shall have voting and consent rights and its Individual Commitment shall be included in the determination of the Majority Lenders in the case of any waiver or amendment as out at Section 13.14(b)(i), 13.14(b)(ii), 13.14(b)(v)  or which would otherwise adversely affect such Defaulting Lender disproportionately as compared to the other Lenders.

(d) Neither the Administrative Agent nor any of its Affiliates nor any of their respective officers, directors, employees, agents or representatives shall be liable to any Lender (including, without limitation, a Defaulting Lender) for any action taken or omitted to be taken by them in connection with amounts payable by the Borrower to a Defaulting Lender and received by the Administrative Agent and applied in accordance with the provisions of this Agreement, save and except for the negligence or wilful misconduct of the Administrative Agent as determined by a final non-appealable judgment of a court of competent jurisdiction.

13.26 Erroneous Payments

(a) If the Administrative Agent notifies a Lender, or any Person who has received funds on behalf of a Lender under or pursuant to any of the Credit Documents (any such Lender, or other recipient, a "Payment Recipient") that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously or mistakenly transmitted or paid to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an "Erroneous Payment") and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent and shall be held in trust for the benefit of the Administrative Agent, and such Lender shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two (2) Banking Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of

(i) the Federal Funds Effective Rate; and

(ii) a rate determined by the Administrative Agent in accordance with banking industry rules or prevailing market practice for interbank compensation from time to time in effect.

(b) Without limiting immediately preceding Section 13.26(a), each Lender, or any Person who has received funds on behalf of a Lender, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates)

(i) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment,

(ii) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or

(iii) that such Lender, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case:

(A) (x) in the case of immediately preceding clauses (i) or (ii), an error shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary); or

(y) an error has been made (in the case of immediately preceding clause (iii)), in each case, with respect to such payment, prepayment or repayment; and

(B) such Lender shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one (1) Banking Day of its knowledge of such error) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 13.26(b).

(c) Each Lender hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender under any Credit Document, or otherwise payable or distributable by the Administrative Agent to such Lender from any source, against any amount due to the Administrative Agent under Section 13.26(a) or under the indemnification provisions of this Agreement.

(d) In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor by the Administrative Agent in accordance with Section 13.26(a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an "Erroneous Payment Return Deficiency"), upon the Administrative Agent's notice to such Lender at any time,

(i) such Lender shall be deemed to have assigned its Loans (but not its Individual Commitments) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Individual Commitments), the "Erroneous Payment Deficiency Assignment") at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance), and is hereby (together with the Borrower) deemed to execute and deliver an assignment and assumption (or, to the extent applicable, an agreement incorporating an assignment and assumption by reference pursuant to an electronic communication platform as to which the Administrative Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment,

(ii) the Administrative Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment,

(iii) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this agreement and its applicable Individual Commitments which shall survive as to such assigning Lender; and

(iv) the Administrative Agent may reflect in the accounts referenced in Section 3.9 its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment.

Subject to Section 14.5, the Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Individual Commitments of any Lender and such Individual Commitments shall remain available in accordance with the terms of this agreement. In addition, each party hereto agrees that, except to the extent that the Administrative Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Administrative Agent may be equitably subrogated, the Administrative Agent shall be contractually subrogated to all the rights and interests of the applicable Lender under the Credit Documents with respect to each Erroneous Payment Return Deficiency.

(e) The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Secured Obligations owed by the Borrower or any other Obligor, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from

(i) the Borrower or any other Obligor; or

(ii) the Proceeds of Realization from the enforcement of one or more of the Credit Documents against or in respect of one or more of the Obligors.

(f) To the extent permitted by Applicable Law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including, without limitation, any defense based on "discharge for value" or any similar doctrine.

(g) Each party's obligations, agreements and waivers under this Section 13.26 shall survive the resignation or replacement of the Administrative Agent, or any assignment or transfer of rights or obligations by, or the replacement of, a Lender or an Affiliate thereof, the termination of the Individual Commitments and/or the repayment, satisfaction or discharge of all Secured Obligations (or any portion thereof) under any Credit Document.

(h) For purposes of this Section 13.26, each Lender:

(i) agrees it is executing and delivering this Agreement with respect to this Section 13.26 both on its own behalf and as agent for and on behalf of its Affiliates referred to in this Section 13.26 and any Person receiving funds under or pursuant to any of the Credit Documents on behalf of such Lender or any of such Affiliates;

(ii) represents, warrants, covenants and agrees that its Affiliates referred to in this Section 13.26 and any Person receiving funds under or pursuant to any of the Credit Documents on behalf of such Lender or any of such Affiliates are bound by the provisions of this Section 13.26; and

(iii) agrees that any matter or thing done or omitted to be done by such Lender, its Affiliates, or any Person receiving funds under or pursuant to any of the Credit Documents on behalf of such Lender or any of such Affiliates which are the subject of this Section 13.26 will be binding upon such Lender and each Lender does hereby indemnify and save the Administrative Agent and its Affiliates harmless from any and all losses, expenses, claims, demands or other liabilities of the Administrative Agent and its Affiliates resulting from the failure of such Lender, its Affiliates or such Persons to comply with their obligations under and in respect of this Section 13.26, in each case, in accordance with and subject to the limitations in Section 13.26.

13.27 Certain ERISA Matters

(a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that at least one of the following is and will be true:

(i) such Lender is not using "plan assets" (within the meaning of Section 3(42) of ERISA or otherwise) of one or more Benefit Plans with respect to such Lender's entrance into, participation in, administration of and performance of the Loans, the Base Rate Loans, the Individual Commitments or this Agreement,

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender's entrance into, participation in, administration of and performance of  the Loans, the Base Rate Loans, the Individual Commitments or this Agreement,,

(iii) (A) such Lender is an investment fund managed by a "Qualified Professional Asset Manager" (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Base Rate Loans, the Individual Commitments and this Agreement,, (C) the entrance into, participation in, administration of and performance of the Loans, the Base Rate Loans, the Individual Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender's entrance into, participation in, administration of and performance of Loans, the Base Rate Loans, the Individual Commitments and this Agreement, or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless either (1) the immediately preceding Section 13.27(a)(i) is true with respect to a Lender or (2) a Lender has provided another representation, warranty and covenant in accordance with Section 13.27(a)(iv), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Obligor, that the Administrative Agent is not a fiduciary with respect to the assets of such Lender involved in such Lender's entrance into, participation in, administration of and performance of the Loans, the Base Rate Loans, the Individual Commitments and this Agreement (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Finance Document or any documents related hereto or thereto).

ARTICLE 14
MISCELLANEOUS

14.1 Notices

All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer of the addressee or sent by email, charges prepaid, at or to the applicable party hereto at the address or email address (which email notice shall be sent with a "read receipt" request), as the case may be, below or to such other address or addresses or email address or email addresses as any party hereto may from time to time designate to the other parties in such manner.  Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was made prior to 12:00 p.m. (New York time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery.  Any communication which is transmitted by email shall be deemed shall be deemed to have been validly and effectively given upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.  Any party sending a notice email shall, in order to constitute a valid notice hereunder, have received confirmation of receipt from the intended recipient's email server.

In the case of the Borrower:	Terronera Precious Metals, S.A. de C.V. c/o Endeavour Silver Corp. PO Box 10328 Suite 1130-609 Granville Street Vancouver, BC Canada V7Y 1G5 Attention: Dan Dickson Email: REDACTED [email redacted]

In the case of the Lenders:	ING Bank N.V., Dublin Branch RSA Building, 6th Floor Sandyford Road, Dublin, D16 FC92, Ireland Attention: REDACTED [names redacted] Email: REDACTED [emails redacted]

Société Générale 245 Park Avenue New York, New York 10167 Attention: REDACTED [names redacted] Email: REDACTED [emails redacted]

In the case of the Administrative Agent:	ING Capital LLC 1133 Avenue of Americas New York, NY USA 10036 Email: REDACTED [email redacted]

With a copy to and for all other purposes:	REDACTED [name redacted]
Email: REDACTED [email redacted]

In the case of the Offshore Collateral Agent:	The Bank of New York Mellon 240 Greenwich Street New York, NY USA 10286 Attention: REDACTED [name redacted] Email: REDACTED [email redacted]

14.2 Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

14.3 Counterparts

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.  Delivery of an executed counterpart by facsimile or electronic means shall be equally as effective as delivery of an original executed counterpart.

14.4 Successors and Assigns

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

14.5 Assignment

(a) Neither the Credit Documents nor the benefit thereof may be assigned by the Borrower without the unanimous consent of the Lenders.  No Lender shall sell any participation pursuant to Section 14.5(b), nor make any assignment pursuant to Section 14.5(c) to an Obligor or any Affiliate thereof.

(b) A Lender may at any time sell to one or more other persons ("Participants") participating interests (each, a "Participation") in any credit outstanding hereunder, any commitment of such Lender hereunder or any other interest of the Lender hereunder.  In the event of any such sale by a Lender of a participating interest to a Participant, such Lender's obligations under this Agreement to the Borrower shall remain unchanged, such Lender shall remain solely responsible for the performance thereof and the Obligors shall continue to be obligated to such Lender in connection with such Lender's rights under this Agreement.  The Borrower agrees that if amounts outstanding under this Agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this Agreement to the same extent as if the amount of its participating interest were owing directly to it as the relevant Lender under this Agreement.  The Borrower also agrees that each Participant shall be entitled to the benefits of Article 7 with respect to its participation hereunder and for the purposes of Article 7 such Participant shall be deemed to be a Lender to the extent of such participation, provided, that such Participant shall have complied with obligations of a Lender provided in Article 7 and that no Participant shall be entitled to receive any greater amount pursuant to such Article than the relevant Lender would have been entitled to receive in respect of the amount of the participation transferred by the relevant Lender to such Participant had no such transfer occurred.

(c) So long as no Event of Default have occurred and be continuing, with the prior written consent of the Borrower (such consent not to be unreasonably withheld), a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents (each, a "Sale") to one or more Persons ("Purchasing Lenders").  Upon such sale, the relevant Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased.  Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of $3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to a specific Individual Commitment with respect to the Credit Facility and a specific address and email address for the purpose of notices as provided in Section 14.1 and unless and until a copy of a fully executed copy of such instrument has been delivered to each of the Administrative Agent and the Borrower.  Upon any such assignment becoming effective, Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment with respect to the Credit Facility, address and email address as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lender with respect to the Credit Facility.  Notwithstanding the foregoing, no consent shall be required, nor shall any assignment fee be payable, where a Lender assigns all or any part of its rights and obligations hereunder to one or more of its Affiliates or pledges or assigns its rights hereunder to a Federal Reserve Bank of the United States, the Bank of Canada or the European Central Bank.  Each Lender confirms that, at any time prior to the occurrence and continuance of an Event of Default, it shall not make an assignment pursuant to Section 14.5(c) to a competitor of the Borrower active in the mining industry.

(d) On behalf of itself and the other Obligors, the Borrower authorizes the Agents and the Lenders to disclose to any Participant or Purchasing Lender (each, a "Transferee") and any prospective Transferee or any professional advisor of any Transferee or prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Obligors which has been delivered to them by or on behalf of any Obligor pursuant to this Agreement or which has been delivered to them by or on behalf of any Obligor in connection with their credit evaluation of the Obligors prior to becoming a party to this Agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any Person other than its non-brokerage affiliates, employees, accountants or legal counsel, unless required by law and authorizes each of the Lenders to disclose to any other Lender and to any Person where disclosure is required by law, regulation, legal process or regulatory authority (for certainty under any circumstance and not solely in connection with assignment of rights).

14.6 Entire Agreement

This agreement and the agreements referred to herein and delivered pursuant hereto (including, without limitation, the Fee Letters constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

14.7 Further Assurances

The Borrower shall, and shall cause the Guarantor to, from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent and the Collateral Agents, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the reasonable opinion of the Administrative Agent and / or the Collateral Agents for more effectually implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant hereto or thereto and such additional security, legal opinions, consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions and negotiable documents of title in connection with the property and assets of the Obligors, in form and substance satisfactory to the Administrative Agent and the Collateral Agents, as the Administrative Agent or a Collateral Agent may from time to time request, to ensure (i) that all Secured Assets are subject to a Lien in favour of the Collateral Agents, and (ii) the intended first ranking priority of such Liens (including, without limitation, taking all reasonable actions requested by the Administrative Agent or a Collateral Agent to expedite the deposit and registration of all Security Documents governed by the laws of Mexico), provided that no such amendment, supplement or replacement shall be binding on the Offshore Collateral Agent unless and until it receives, if requested, an opinion of legal counsel stating that such amendment, supplement or replacement is authorized or permitted by the terms hereof and all conditions precedent, if any, have been complied with.  The Borrower shall, and shall cause the Guarantors to, from time to time and at all times hereafter, upon every reasonable request of any Finance Party, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances, information, documentation and things as may be necessary in the reasonable opinion of such Finance Party in order to allow such Finance Party to comply with any applicable "know your client" requirements under the Patriot Act or other applicable AML Laws.

14.8 Judgment Currency

(a) If, for the purpose of obtaining or enforcing judgment against the Borrower in any court of any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 14.8 referred to as the "Judgment Currency") an amount due in another currency (such other currency being hereinafter in this Section 14.8 referred to as the "Indebtedness Currency") under this Agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i) the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of British Columbia or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii) the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 14.8(a)(ii) being hereinafter in this Section 14.8 referred to as the "Judgment Conversion Date").

(b) If, in the case of any proceeding in the court of any jurisdiction referred to in Section 14.8(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the relevant Obligor shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c) Any amount due from the Borrower under the provisions of Section 14.8(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

(d) The term "rate of exchange" in this Section 14.8 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

14.9 Currency Equivalents

Calculation of currency equivalents (for any amount, its "Equivalent") on any day shall be based on the foreign exchange spot mid-rates for such day reported in The Wall Street Journal, Eastern Edition, or, if not so reported, on the mid-market foreign exchange spot closing rates for such day reported in the Financial Times, or, if not so reported, on spot foreign exchange mid-market rates for trading among banks in amounts of $1,000,000 and more as quoted by or to the Administrative Agent.

14.10 Waivers of Jury Trial

EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT TO WHICH IT IS A PARTY AND FOR ANY COUNTERCLAIM THEREIN.

14.11 Titles

For certainty, the Persons named herein as "Joint Lead Arrangers" shall have no responsibilities or obligations hereunder in their respective capacities as such.

14.12 Confidentiality

(a) Each Finance Party agrees to use commercially reasonable efforts to ensure that any non-public information relating to the Project or the Obligors which may be delivered to it by the Obligors in connection with this Agreement or the transaction contemplated hereby (the "Confidential Information") will be treated confidentially by such Finance Party and that such Confidential Information will not, except with the written consent of the Borrower, be distributed or otherwise made available by any Finance Party to any Person other than (i) its affiliates or its directors, officers, employees, authorized agents, counsel, auditors, advisors, insurers, reinsurers, credit risk providers, third party administration, settlement or similar service providers, or other representatives ("Representatives") to the extent that the Finance Parties deem necessary or advisable to effect this Agreement and the transactions contemplated hereby, (ii) another Finance Party, (iii) any actual or potential Participant or Purchasing Lender provided the Participant or Purchasing Lender agrees to keep all such information confidential, (iv) to commercial banks in connection with any syndication process provided that such banks agree for the benefit of the Obligors to be bound by the confidentiality requirement contained herein; (vi) any Official Body having jurisdiction over such Finance Party in order to comply with any applicable law, regulation or legal process, to the extent required by any applicable law, regulation or order of an Official Body, in which case the Finance Parties shall notify the Borrower in advance, to the extent practicable and permitted by applicable law, and shall take all reasonable steps to minimize the information that must be disclosed and use all reasonable efforts to seek that information provided by law or order of Official Body receives confidential treatment; (vii) any organization for league table purposes provided the information so provided is limited to that specific information required for such league table purposes and (viii) to any insurer, insurance broker or reinsurer; provided, however, that the foregoing confidentiality provisions with respect to Confidential Information shall not apply to (w) information which is already known to the relevant Finance Party at the time of disclosure or is lawfully obtained by such Finance Party after disclosure, (x) such Confidential information that is permitted to be disclosed by the Finance Documents, (y) Confidential Information that becomes publicly available (other than by reason of disclosure by the Finance Parties, their Affiliates or Representatives), and (z) as concerns clause (viii), any such insurer, insurance broker or reinsurer agrees not to disclose any confidential, non-public information to any Person other than its affiliates, employees, accountants or legal counsel, or unless required by law and that the information so provided to any such insurer, insurance broker or reinsurer is limited to that needed by it to effect the contemplated insurance or reinsurance and is otherwise customary in nature.

(b) Subject to Section 14.12(a), (i) all publicity in connection with the Credit Facility shall be managed by the Joint Lead Arrangers in consultation with the Borrower and (ii) no announcements regarding the Credit Facility or any roles as arranger, lender or agent shall be made without the prior written consent of the Borrower and each of the Joint Lead Arrangers.  For certainty, the Borrower may disclose this Agreement and the contents hereof as required by Applicable Law.

(c) Notwithstanding Section 14.12(a) and 14.12(b), the Joint Lead Arrangers reserve the right to provide to industry trade organizations such necessary and customary information in respect of the Credit Facility as may be needed for inclusion in league table measurements.  Further the Joint Lead Arrangers shall be permitted to use information related to the syndication and arrangement of the Credit Facility in connection with marketing or other transactional announcements or updates subject to confidentiality obligations or disclosure restrictions reasonably requested by the Borrower. In addition, the Administrative Agent and the Lenders may disclose the existence of this Agreement and information about this Agreement to market data collectors, similar service providers to the lending industry and service providers to the Administrative Agent or any Lender in connection with the administration of this Agreement, the other Finance Documents, and the Individual Commitments.

This Section 14.12 supersedes and replaces any confidentiality agreements previously executed by any Obligor, on the one hand and any Joint Lead Arranger, on the other.

14.13 Sponsor Group Members Guarantees

Notwithstanding any other provision of this Agreement or any other Credit Document, on the Trigger Date, and upon execution and delivery of a limited recourse Guarantee by each Sponsor Group Member to and in favour of the applicable Collateral Agent limited to the Shares of the Borrower owned by each Sponsor Group Member, the unlimited Guarantees granted by each Sponsor Group Member shall be concurrently released and discharged.

14.14 International Banking Facilities

Certain Lenders intend to book extensions of credit hereunder on the books and records of their respective international banking facilities, which will constitute an extension of credit within the meaning of Section 204.8(a)(3) of Regulation D. Accordingly, pursuant to Regulation D, the Borrower, a non-bank entity located outside of the United States, acknowledges that such Lenders have notified it that it is the policy of the FRB that extensions of credit by international banking facilities may be used only to finance operations outside of the United States of the Borrower or its Affiliates which are located outside the United States. The Borrower hereby agrees to comply with such policy.

14.15 [Reserved]

14.16 USA Patriot Act

Each Lender subject to the Patriot Act (as hereinafter defined) hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107 56 (signed into law October 26, 2001)) (the "Patriot Act"), it is required to obtain, verify and record information that identifies the borrower, guarantor or grantor, which information includes the name and address of each Obligor and other information that will allow such Lender to identify such Obligor in accordance with the Patriot Act.

14.17 Survival

The provisions of Article 7, Article 9, Article 10 and Article 13 and all other provisions of this Agreement which are necessary to give effect to each of the provisions thereof shall survive until the Secured Obligations Termination Date.

14.18 Acknowledgement and Consent to Bail-In of Affected Financial Institutions

Notwithstanding anything to the contrary in any Credit Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Credit Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder that may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Credit Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

14.19 Payments Set Aside

To the extent that any payment by or on behalf of the Borrower is made to the Administrative Agent or any Lender, or the Administrative Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any bankruptcy or insolvency proceeding or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the greater of the Federal Funds Effective Rate from time to time in effect and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation. All obligations provided for in this Section 14.19 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of this Agreement.

14.20 Acknowledgement Regarding Any Supported QFCs

To the extent that the Credit Documents provide support, through a guarantee or otherwise, for Risk Management Agreements or any other agreement or instrument that is a QFC (such support, "QFC Credit Support" and each such QFC a "Supported QFC"), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the "U.S. Special Resolution Regimes") in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Credit Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York or of the United States or any other state of the United States):

(a) In the event a Covered Entity that is party to a Supported QFC (each, a "Covered Party") becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Credit Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that the rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support

(b) As used in this Section 9.18, the following terms have the following meanings:

"BHC Act Affiliate" of a party means an "affiliate" (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.

"Covered Entity" means any of the following:

(i) a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b)

(ii) a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii) a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"Default Right" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"QFC" has the meaning assigned to the term "qualified financial contract" in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).

14.21 Electronic Means

The Offshore Collateral Agent shall have the right to accept and act upon instructions, including funds transfer instructions ("Instructions") given pursuant to the Credit Documents and delivered using Electronic Means; provided, however, that each other Finance Party, and each Obligor, as applicable, shall provide to the Offshore Collateral Agent an incumbency certificate listing officers with the authority to provide such Instructions ("Authorized Officers") and containing specimen signatures of such Authorized Officers, which incumbency certificate shall be amended by each other Finance Party, or Obligor, as applicable, as applicable, whenever a person is to be added or deleted from the listing.  If any other Finance Party, or any Obligor, as applicable, elects to give the Offshore  Collateral Agent Instructions using Electronic Means and the Offshore Collateral Agent in its discretion elects to act upon such Instructions, the Offshore Collateral Agent's understanding of such Instructions shall be deemed controlling.  Each other Finance Party and each Obligor, as applicable, understand and agree that the Offshore Collateral Agent cannot determine the identity of the actual sender of such Instructions and that the Offshore Collateral Agent shall conclusively presume that directions that purport to have been sent by an Authorized Officer listed on the incumbency certificate provided to the Offshore Collateral Agent have been sent by such Authorized Officer.  Each other Finance Party and each Obligor, as applicable, shall be responsible for ensuring that only Authorized Officers transmit such Instructions to the Offshore Collateral Agent and that each other Finance Party and each Obligor, as applicable, and all Authorized Officers are solely responsible to safeguard the use and confidentiality of applicable user and authorization codes, passwords and/or authentication keys.  The Offshore Collateral Agent shall not be liable for any losses, costs or expenses arising directly or indirectly from the Offshore Collateral Agent's reliance upon and compliance with such Instructions notwithstanding such directions conflict or are inconsistent with a subsequent written instruction.  The other Finance Parties and the Obligors each agree: (i) to assume all risks arising out of the use of Electronic Means to submit Instructions to the Offshore Collateral Agent, including without limitation the risk of the Offshore Collateral Agent acting on unauthorized Instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting Instructions to the Offshore Collateral Agent and that there may be more secure methods of transmitting Instructions than the method(s) selected by each Finance Party and each Obligor, as applicable; (iii) that the security procedures (if any) to be followed in connection with its transmission of Instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; and (iv) to notify the Offshore Collateral Agent immediately upon learning of any compromise or unauthorized use of the security procedures. The other Finance Parties and the Obligors acknowledge and agree that the Offshore Collateral Agent shall have no liability for acting on or in connection with instructions or directions of the Administrative Agent provided to the Trustee by the Administrative Agent (or their representative participant) using Electronic Methods.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF the parties hereto have executed and delivered this Agreement on the date first written above.

TERRONERA PRECIOUS METALS, S.A. DE C.V., as Borrower

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

ING CAPITAL LLC, as Administrative Agent and Documentation Agent

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

SOCIÉTÉ GÉNÉRALE, as Technical Agent and Environmental and Social Agent

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

THE BANK OF NEW YORK MELLON, as Offshore Collateral Agent

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

ING BANK N.V., DUBLIN BRANCH, as Lender

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

SOCIÉTÉ GÉNÉRALE, as Lender

By:	REDACTED [signature redacted]
	Name:	REDACTED [name redacted]
	Title:	REDACTED [title redacted]

1

SCHEDULE A

LENDERS AND INDIVIDUAL COMMITMENTS

Initial Tranches

Lenders	Individual Commitment
ING Bank N.V., Dublin Branch	REDACTED [amount redacted]
Société Générale	REDACTED [amount redacted]
TOTAL	$120,000,000

Tranche Three

Lenders	Individual Commitment
REDACTED [name redacted]	$15,000,000
TOTAL	$15,000,000

A-1

SCHEDULE B

COMPLIANCE CERTIFICATE

TO: ING Capital LLC, as Administrative Agent

I, ____________________, a [Senior Officer] of Terronera Precious Metals, S.A. de C.V. (the "Borrower"), hereby certify that:

1. I am a duly appointed [Senior Officer] of the Borrower named in the amended and restated credit agreement made as of June 23, 2025, (as amended to the date hereof, the "Credit Agreement") between, inter alia, Terronera Precious Metals, S.A. de C.V., as borrower, the Lenders named therein and ING Capital LLC , as Administrative Agent of the Finance Parties (in that capacity, the "Administrative Agent") and as such I am providing this Certificate for and on behalf of the Borrower pursuant to the Credit Agreement.

2. I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 8, Article 9 and Article 11 therein.

3. To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

As at or for the relevant period ending _______________________, the amounts and financial ratios as contained in Sections 10.2(a) - (g) of the Credit Agreement (provided that, for certainty, the amounts and financial ratios contained in Section 10.2( e) - (g) are not required to be calculated following the Trigger Date) are as follows and detailed calculations thereof are attached hereto:

		Actual Amount or Percentage	Required Amount or Percentage
(a)	Loan Life Coverage Ratio	_______	> 1.30:1
(b)	Project Life Coverage Ratio	_______	> 1.50:1
(c)	Historical Debt Service Coverage Ratio	_______	> 1.25:1
(d)	Reserve Tail Ratio	_______	> 30%
(e)	Gross Leverage Ratio	_______	< 3.50:1
(f)	Interest Service Coverage Ratio	_______	> 2.50:1
(g)	Liquidity	_______	≥ $10,000,000

The attached calculation worksheet as per the Base Case Financial Model as at the relevant period ending ________ accurately sets out the information therein contained.

4. Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED this _______ day of _____________, _____.

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

Calculation Worksheet

Following the definitions and calculations more fully defined in the Credit Agreement:

Revenue from the sale of Product		$

Plus or minus, as applicable, payments made or received by the Borrower with respect to its hedging activities under Risk Management Agreements		$

Plus or minus, as applicable, changes in the Borrower's working capital during such Measurement Period		$

Minus all Operating Expenditures during such Measurement Period		$

Minus all Sustaining Capital Expenditures during such Measurement Period		$

Minus all Taxes paid in cash during such Measurement Period		$

Minus all costs and expenses related to mineral exploration activities during such Measurement Period		$

Minus all other fees, costs and expenses, including amounts paid to any Official Body, attributable to the Project and paid in cash during such Measurement Period.		$

CFADS		$

Historical CFADS	A	$

Debt Service Charges

Historical Debt Service Charges	B	$

Historical Debt Service Coverage Ratio	A / B	X

Aggregate Discounted CFADS for the Forecast Period immediately following such Calculation Date to (and including) the Maturity Date	D	$

Debt Service Reserve Account balance on such Calculation Date	E	$

Indebtedness of Borrower on consolidated basis (excluding any such Indebtedness that is fully subordinated and postponed to the Credit Facility and having a maturity no earlier than 12 months after the Maturity Date) as at such Calculation Date	F	$

Loan Life Coverage Ratio	(D) / (F - E)	X

Aggregate Discounted CFADS for the Forecast Period immediately following such Calculation Date through (and including) the remainder of the Life of Mine	G	$

Project Life Coverage Ratio	(G) / (F - E)	X

Current forecast production of gold (Now through Life of Mine)	H	ounces

Current forecast production of silver (Now through Life of Mine)	I	ounces

Original forecast production of gold (over Life of Mine)	J	ounces

Original forecast production of silver (over Life of Mine)	K

Reserve Tail Ratio	(H + I) / (J + K)%

Total Indebtedness of the Sponsor	L	$

Rolling EBITDA of the Sponsor	M	$

Gross Leverage Ratio	(L / M)	X

Rolling EBITDA of the Sponsor	N	$

Rolling Interest Service for the Sponsor	O	$

Interest Service Coverage Ratio	(N / O)	X

Cash Balance of the Sponsor	P	$

Liquidity	(P)	X$

SCHEDULE C

FORM OF ASSIGNMENT

Dated __________, 20___

Reference is made to the Amended and Restated Credit Agreement made as of June 23, 2025, (as amended to the date hereof, the "Credit Agreement") between, inter alia, Terronera Precious Metals, S.A. de C.V., as borrower, the Lenders named therein and ING Capital LLC, as Administrative Agent of the Finance Parties (in that capacity, the "Administrative Agent"). Terms defined in the Credit Agreement are used herein as therein defined.

_________________ (the "Assignor") and _________________ (the "Assignee") agree as follows:

(a) The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a ______% interest in and to all of the Assignor's rights and obligations under the Credit Agreement as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor's Individual Commitment with respect to the Credit Facility as in effect on the Effective Date, the credit extended by the Assignor under the Credit Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents).

(b) The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the Credit Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Credit Facility is $___________ (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Obligor or the performance or observance by the Obligors of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrower of the assignment to the Assignee hereunder.

(c) The effective date of this Assignment (the "Effective Date") shall be the later of ___________ and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrower and the Administrative Agent in accordance with Section 14.5(c) of the Credit Agreement.

(d) The Assignee hereby agrees to the specific Individual Commitment of $___________ with respect to the Credit Facility and to the address and email address set out after its name on the signature page hereof for the purpose of notices as provided in Section 14.1 of the Credit Agreement.

(e) As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.

The Assignee hereby expressly ratifies the power of attorney given in favour of the Agents under clause 13 of the Credit Agreement.

The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein.

[ASSIGNOR]

By:
Title:

[ASSIGNEE]

By:
Title:

Address:

Attention:

Email:

Acknowledged and agreed to as of the date first written above.

ING Capital LLC, as Administrative Agent

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE D

FORM OF DRAWDOWN NOTICE

TO: ING Capital LLC, as Administrative Agent

E-Mail  REDACTED [email redacted]

RE: Amended and Restated Credit Agreement made as of June 23, 2025, (as amended to the date hereof, the "Credit Agreement") between, inter alia, Terronera Precious Metals, S.A. de C.V., as borrower, the Lenders named therein and ING Capital LLC, as Administrative Agent of the Finance Parties

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the Credit Facility [date of drawdown] as follows:

Loan Amount: ___________________________

Interest Period: __________________________

Tranche: __________________________

The undersigned hereby confirms that no Default has occurred and is continuing as at the date hereof or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

DATED the ______ day of _______________, _____.

TERRONERA PRECIOUS METALS, S.A. de C.V.

By:
Name:
Title:

D-1

SCHEDULE E
CORPORATE STRUCTURE

See attached.

E-1

# DISTRIBUCIÓN ACCIONARIA EDR COMPANIES
# MÉXICO
## Porcentaje de Participacion accionaria

ENDEAVOUR SILVER CORP.
Canadiense
ENDEAVOUR MANAGEMENT CORP.
Canadiense
MXRT Holding Ltd.
Canadiense
Oro Silver Resources LTD
Canadiense
0.01333%
COMPAÑÍA MINERA DEL CUBO, S.A DE C.V
Mexicana
0.0001%
99.987%
0.000004 %
MINA BOLAÑITOS, S.A DE C.V.
Mexicana
9.9999996%
99.98%
0.02%
GUANACEVÍ MINING SERVICES, S.A DE C.V.
Mexicana
MINAS LUPYCAL, S.A DE C.V.
Mexicana
0.52%
99.48%
0.002%
MINERA PLATA ADELANTE, S.A DE C.V.
Mexicana
99.998%
0.002%
TERRONERA PRECIOUS METALS, S.A DE C.V.
Mexicana
0.002%
99.996%
99.98%
0.02%
RECURSOS HUMANOS GUANACEVÍ, S.A DE C.V.
Mexicana
99.99999996 %
0.00000004 %
REFINADORA PLATA GUANACEVÍ, S.A DE C.V.
Mexicana
MINERA PITARRILLA, S.A DE C.V.
Mexicana
0.000000 1%
99.9999 9999%
RECURSOS VILLALPANDO, S.A DE C.V.
Mexicana
0.002%
0.008%
MINERA SANTA CRUZ Y GARIBALDI, S.A DE C.V.
Mexicana
99.992%
99.998%
EDR SILVER DE MÉXICO S.A DE C.V., SOFOM ENR S.A DE C.V.
Mexicana
99.8%
0.2%
METALÚRGICA GUANACEVÍ, S.A DE C.V.
Mexicana
99.992%
ENDEAVOUR GOLD CORPORATION S.A DE C.V.
Mexicana
99.998%
0.008%
0.002%
SERVICIOS ADMINISTRATIVOS VARAL, S.A DE C.V
Mexicana
0.002%
99.998%
METALES INTERAMERICANOS S.A DE C.V.
Mexicana
2%
98%

SCHEDULE F

SECURITY DOCUMENTS

1. Stock Pledge Agreement (Contrato de Prenda Sobre Acciones) by each of the Sponsor, the Parent and the Canadian Affiliate, as pledgors, in favour of the Onshore Collateral Agent, as pledgee with respect to their respective Shares of the Borrower (as it may be amended, replaced, restated, supplemented or otherwise modified from time to time, the

"Mexican Stock Pledge Agreement").

2. Non-Possessory Pledge Agreement (Contrato de Prenda sin Transmisión de Posesión) by the Borrower, as pledgor, in favour of the Onshore Collateral Agent, as pledgee, with respect to all property, assets, undertaking and rights of the Borrower other than the Mining Concessions (as it may be amended, replaced, restated, supplemented or otherwise modified from time to time, the "Mexican Pledge Agreement (All Assets)").

3. Non-Possessory Pledge Agreement (Contrato de Prenda sin Transmisión de Posesión) by the Borrower, as pledgor, in favour of the Onshore Collateral Agent, as pledgee, with respect to the Mining Concessions (as it may be amended, replaced, restated, supplemented or otherwise modified from time to time, the "Mexican Pledge Agreement (Mining Concessions)".

4. Mandate Agreements between the Borrower, the Onshore Collateral Agent and the Mexican Account Bank with respect to the Mexican Operating Account and any other accounts maintained by the Borrower with the Mexican Account Bank (the "Mandate Agreement").

5. Deposit Account Control Agreements between the Borrower, the Offshore Collateral Agent and the U.S. Account Bank with respect to the Debt Service Reserve Account, the

Proceeds Accounts, the Operating Reserve Account and the Borrower's operating accounts maintained with the U.S. Account Bank.

6. The Subordination and Postponement Agreements.

7. Security Agreement by the Borrower in favour of the Offshore Collateral Agent governed by the laws of the State of New York with respect to all property, assets, undertaking and rights of the Borrower other than the Mining Concessions.

F-1

SCHEDULE G
QUALIFIED AFFILIATE INSTRUMENT OF ADHESION

TO:	ING Capital LLC, as Administrative Agent

AND TO:	THE OTHER PARTIES TO THE CREDIT AGREEMENT REFERRED TO BELOW

Amended and Restated Credit Agreement made as of June 23, 2025, (as amended to the date hereof, the "Credit Agreement") between, inter alia, Terronera Precious Metals, S.A. de C.V., as borrower, the Lenders named therein and ING Capital LLC, as Administrative Agent of the Finance Parties (in that capacity, the "Administrative Agent"). Terms defined in the Credit Agreement are used herein as therein defined.

WHEREAS the Credit Agreement provides that an Affiliate of a Lender may become a Qualified Affiliate under the Credit Agreement if it executes this instrument and delivers it to the Administrative Agent;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the undersigned, the undersigned hereby represents, warrants and covenants as follows:

1. By executing this instrument, the undersigned hereby covenants and agrees to be bound by the terms and conditions of the Credit Agreement as a Qualified Affiliate, including all amendments, supplements and additions thereto, deletions therefrom and restatements thereof, solely as relates to the terms and conditions set forth in Article 13 of the Credit Agreement.

2. The undersigned hereby acknowledges that it has been provided with a copy of the Credit Agreement.

DATED this ______ day of ____________, ______.

[INSERT NAME OF QUALIFIED AFFILIATE]

By:
Name:
Title:

G-1

SCHEDULE H
COMPLETION TEST

REDACTED [completion test redacted]

SCHEDULE I
COST TO COMPLETE CERTIFICATE

TO:	ING Capital LLC, as Administrative Agent under the Credit Agreement (as defined below)

AND TO:	Société Générale, as Technical Agent under the Credit Agreement (as defined below)

DATE:	⚫, 20__

I, ____________________, the senior financial officer of Terronera Precious Metals, S.A. de C.V. (the "Borrower"), in such capacity and without personal liability, hereby certify to the best of my knowledge, information and belief that:

1. I am the duly appointed _______________________________________ of the Borrower, one of the parties named in the Amended and Restated Credit Agreement made as of June 23, 2025, (as amended to the date hereof, the "Credit Agreement") between, inter alia, Terronera Precious Metals, S.A. de C.V., as borrower, the Lenders named therein, ING Capital LLC, as Administrative Agent of the Finance Parties and Société Générale, as Technical Agent and as such I am providing this certificate for and on behalf of the Borrower pursuant to Section 2.3, 4.1, 8.3, Section 10.1(a)(ix) or 11.5 of the Credit Agreement.

2. I am familiar with and have examined the relevant provisions of the Credit Agreement and have reviewed and am familiar with the contents of this certificate.

3. As of ___________, the following amounts were true and correct as set forth in the attached extract from the Base Case Financial Model:

(a) Project Costs incurred to and including the last day of the previous month: $________________________

(b) Project Costs budgeted to and including the last day of the previous month per the Base Case Financial Model: $________________________

(c) Estimated Completion Amount as at the last day of the previous month: $________________________

(d) Project Sources that are remaining and available to attain Completion from and including the last day of the previous month:

(i)	Available Credit:	$____________

(ii)	Project Cost Overrun Funding	$____________

(iii)	[Reserved]:	$____________

(iv)	Lease financing:	$____________

(v)	Balance in Proceeds Accounts:	$____________

(vi)	[Reserved]:	$____________

(vii)	Pre-Completion Revenue:	$____________

(viii)	[1]Hedge settlement amounts	$____________

(ix)	Other (specify) __________:	$____________

(x)	[⚫]	$____________

Total Project Sources:		$____________

(e) Estimated Completion Amount [(c)] less total Project Sources [(d)]: $________________________ [insert nil if amount is negative]

(f) Maximum Cash shortfall projected to occur in the Proceeds Accounts at any time prior to Completion: $______________________ [insert nil if there is no projected Cash shortfalls]

(g) As of the last day of the previous month, Project Cost Overrun [the greater of (e) and (f)]: $______________________ [insert nil if [(e)] and [(f)] are both nil]

4. As of the date hereof, it is anticipated that the Estimated Completion Date will be no later than _______________________ (being a date on or prior to the Project Longstop Date).

5. Attached hereto are a list of all unpaid invoices for good and services incurred by the Borrower for the development of the Project, which list the undersigned certifies to be accurate in all material respects.

6. [Attached hereto is a list of the intended uses of the extension of credit.] [NTD: Only to be included if Cost to Complete Certificate delivered in connection with an extension of credit.]

7. All unpaid invoices for good and services incurred by the Borrower for the development of the Project, which list the undersigned certifies to be accurate in all material respects.

8. Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED as of the date first written above.

___________________________________________________
[Name and Title]

___________________________________
1 Forecast to be received by the Borrower prior to Completion (with reference to the most recent Base Case Financial Model).

The undersigned has performed such analysis which the undersigned, in its reasonable judgment, deemed necessary for purposes of this confirmation. Based on such analysis, the undersigned hereby confirms that the undersigned has no reason to believe that each of the certifications of the Borrower set forth above are not true and correct in all material respects as of the date hereof.

DATED this _____ day of ___________, _______.

RPM GLOBAL CANADA LIMITED

By:
Name:
Title:

SCHEDULE J
ECONOMIC ASSUMPTIONS

REDACTED [commercially sensitive information redacted]

J-1

SCHEDULE K
MATERIAL PROJECT DOCUMENTS

REDACTED [material project documents redacted]

SCHEDULE L

CAPITAL OF PLEDGED OBLIGORS

Pledged Obligor	Authorized Capital	Issued Capital	Owner of Record	Percentage of Interest Pledged
Terronera Precious Metals, S.A. de C.V.	50,000 Series "A" Fixed shares 50,000 Series "B" Fixed shares	50,000 Series "A" Fixed shares 50,000 Series "B" Fixed shares	Endeavour Gold Corporation, S.A., de C.V. - (49,998 Series "A" Fixed shares and 49,998 Series "B" Fixed shares) Endeavour Silver Corp. - (1 Series "A" Fixed shares and 1 Series "B" Fixed shares) Endeavour Management Corp. - (1 Series "A" Fixed shares and 1 Series "B" Fixed shares)	100%

L-1

SCHEDULE M
PROJECT AUTHORIZATIONS

REDACTED [project authorizations redacted]

SCHEDULE N

RISK MANAGEMENT PROGRAM

I. SUMMARY

As part of the Risk Management Program, the Borrower shall execute mandatory Qualified Derivatives Transactions covering:

(a) gold price exposure for 68,002 ounces of its projected pre-Completion gold production ("Mandatory Gold Hedges");

(b) foreign exchange currency exposure of its non-U.S. dollar denominated Capital Expenditures in accordance with Section II1(b)(i) below ("Mandatory CapEx FX Hedges");

(c) foreign exchange currency exposure of its non-U.S. dollar denominated Operating Expenditures in accordance with Section II1(b)(ii) below ("Mandatory OpEx FX Hedges", and together with the Mandatory CapEx FX Hedges, the "Mandatory FX Hedges" and together with the Mandatory Gold Hedges, the "Initial Mandatory Hedges"); and

(d) silver price exposure of its projected silver production for the period from the Closing Date to the Maturity Date for a nominal amount of $30,000,000 (the "Mandatory Silver Hedges")

all as set out herein.

In addition to the Initial Mandatory Hedges and the Mandatory Silver Hedges (collectively, the "Initial Mandatory Hedges"), the Borrower may, after the date of execution of the Mandatory Hedges, also execute discretionary Derivatives Transactions related to its Exposures to gold and silver prices, interest rates, diesel prices, natural gas prices and/or foreign exchange currency ("Discretionary Hedges"), subject to prior approval of Majority Lenders with respect to any such Discretionary Hedges to be entered into prior to the Completion Date. Discretionary Hedges shall be entered into with Qualified Risk Management Lenders.

It is contemplated that the Qualified Risk Management Lenders shall provide hedging lines of a size and tenor sufficient to allow the Borrower to execute the Mandatory Hedges. Subsequent to the execution of the Mandatory Gold Hedges and the Mandatory CapEx FX Hedges and provided that the conditions precedent in Section 11.6 have otherwise been satisfied, it shall not constitute a Default or Event of Default to the extent that further mandatory requirements are not met as a result of insufficient hedging lines being made available from the Qualified Risk Management Lenders. The Borrower and the Qualified Risk Management Lenders shall report the terms of each Derivatives Transaction under the Mandatory Hedges and Discretionary Hedges to the Administrative Agent for monitoring purposes immediately following the execution of any such Derivatives Transaction that relate to a Mandatory Hedge and within two Banking Days following the Trade Date of any such Derivatives Transaction that relates to a Discretionary Hedge.

Any Qualified Derivatives Transactions entered into in conformity with this Risk Management Program shall:

(a) be secured on a pari passu basis with the Credit Facility;

(b) not have any requirement to post collateral to cover mark-to-market changes; and

(c) be documented under a Qualified Risk Management Agreement in the form of an ISDA agreement (master agreement and schedule) in form and substance satisfactory to the Administrative Agent, acting reasonably, which will, in any event, contain materially similar provisions with respect to (i) set off being only amongst the Secured Obligations; (ii) multiple transaction payment netting being only between Qualified Derivatives Transactions, and (iii) a "Favored Nation" covenant that all Qualified Risk Management Agreements benefit from the same material terms and conditions.

II. HEDGE PROTOCOL

2. Mandatory Hedges

(a) Mandatory Gold Hedges

Prior to the initial extension of credit under the Initial Tranches of the Credit Facility and in any event no later than April 2, 2024 and subject to the requirement set out in the immediately following sentence, the Borrower shall execute Qualified Derivatives Transactions (in the form of flat forwards) covering not less than 68,000 oz. of gold forecast to be produced over the three (3) years immediately following January 2025 (or such other month under the Base Case Financial Model in effect at the time of such hedging in which the Project is expected to first reach greater than 2200 ounces of production). Transaction amounts shall be adjusted to ensure (i) the volume hedged is not more than REDACTED [percentage redacted] of forecast gold production in any Fiscal Quarter, (ii) the volume hedged in any Fiscal Quarter is not more than REDACTED [percentage redacted] of forecast gold production in the immediately preceding Fiscal Quarter, and (iii) the Borrower achieves minimum aggregate hedge gains (being the difference between the realized hedged price and the gold price assumption set out in the most recent approved Base Case Financial Model) sufficient to demonstrate adequate Project Sources in each Fiscal Quarter to develop the Project through to Completion and consistent with the most recent approved Base Case Financial Model.

Forecast quarterly gold production shall be based on the most recent approved Base Case Financial Model.

Notwithstanding the foregoing, in the event the volume of hedged gold production becomes greater than REDACTED [percentage redacted] of forecasted gold production in any Fiscal Quarter due solely to adjustments to projected gold volume in the most recent approved Base Case Financial Model (a "Mandatory Gold Hedge Overage Event"), the relevant Qualified Risk Management Lender may, in their discretion and at any time, (i) early terminate such amount of then existing gold price hedges to ensure the volume of hedged gold production does not exceed REDACTED [percentage redacted] of forecasted gold production for such Fiscal Quarter, or (ii) provided the volume hedged at no time exceeds REDACTED [percentage redacted] of the forecast gold production in any Fiscal Quarter, permit such Mandatory Gold Hedge Overage Event to continue, provided that such Mandatory Gold Hedge Overage Event shall not result in the Borrower being deemed to have failed to comply with the Risk Management Program.

(b) Mandatory FX Hedges

(i) Foreign Currency (Capital Expenditures)

Prior to the initial extension of credit under the Initial Tranches of the Credit Facility and in any event no later than April 5, 2024, the Borrower shall hedge 75% of its remaining projected foreign currency Capital Expenditures for the period up to the Estimated Completion Date as reported in the Cost to Complete Certificate delivered by the Borrower in connection with such extension of credit.

Thereafter, the Borrower shall undertake additional hedging so as to maintain cover for between REDACTED [percentage redacted] and REDACTED [percentage redacted] of its remaining projected foreign currency Capital Expenditures for the period up to the Estimated Completion Date as reported in each subsequent Cost to Complete Certificate delivered by the Borrower in connection with subsequent extensions of credit under the Credit Facility.

(ii) Foreign Currency (Operating Costs)

Prior to first production as scheduled under the Base Case Financial Model, the Borrower shall execute Qualified Derivatives Transactions covering not less than 50% of projected foreign currency operating costs, as determined in the most recent approved Base Case Financial Model, for a 2-year period commencing on the estimated date of first production of Product from the Project, as estimated in the most recent approved Base Case Financial Model.

Within 10 Banking Days following the Completion Date, the Borrower shall execute Qualified Derivatives Transactions covering not less than 70% of projected foreign currency operating costs, as determined in the most recent approved Base Case Financial Model, for the prospective eight (8) Fiscal Quarter period commencing on the Completion Date. Thereafter, on a rolling six-month basis for each such Calculation Date subsequent to the Completion Date, the Borrower shall execute Qualified Derivatives Transactions covering not less than 70% of projected foreign currency operating costs, as determined in the most recent approved Base Case Financial Model, for each of the prospective seventh (7th) and eighth (8th) following Fiscal Quarter from such Calculation Date.

(c) Mandatory Silver Hedges

Prior to the initial extension of credit under Tranche Three of the Credit Facility and in any event no later than July 31, 2025 and subject to the requirement set out in the immediately following sentence, the Borrower shall execute Qualified Derivatives Transactions (in the form of flat forwards) covering silver forecast to be produced from the Closing Date until the Maturity Date for a nominal amount of at least $30,000,000.

Transaction amounts shall be adjusted to ensure (i) the volume hedged is not more than REDACTED [percentage redacted] of forecast silver production in any Fiscal Quarter, (ii) the volume hedged in any Fiscal Quarter is not more than REDACTED [percentage redacted] of forecast silver production in the immediately preceding Fiscal Quarter, and (iii) the Borrower achieves minimum aggregate hedge gains (being the difference between the realized hedged price and the silver price assumption set out in the most recent approved Base Case Financial Model) sufficient to demonstrate adequate Project Sources in each Fiscal Quarter to develop the Project through to Completion and consistent with the most recent approved Base Case Financial Model.

Forecast quarterly silver production shall be based on the most recent approved Base Case Financial Model.

Notwithstanding the foregoing, in the event the volume of hedged silver production becomes greater than REDACTED [percentage redacted] of forecasted silver production in any Fiscal Quarter due solely to adjustments to projected silver volume in the most recent approved Base Case Financial Model (a "Mandatory Silver Hedge Overage Event"), the relevant Qualified Risk Management Lender may, in their discretion and at any time, (i) early terminate such amount of then existing silver price hedges to ensure the volume of hedged silver production does not exceed REDACTED [percentage redacted] of forecasted silver production for such Fiscal Quarter, or (ii) provided the volume hedged at no time exceeds REDACTED [percentage redacted] of the forecast silver production in any Fiscal Quarter, permit such Mandatory Silver Hedge Overage Event to continue, provided that such Mandatory Silver Hedge Overage Event shall not result in the Borrower being deemed to have failed to comply with the Risk Management Program.

3. Discretionary Hedges

(a) Gold and Silver Prices At any time:

(i) the aggregate Mandatory Gold Hedges and discretionary gold price hedges of a committed nature (collectively, the "Gold Hedges"); and

(ii) the Mandatory Silver Hedges and discretionary silver price hedges of a committed nature (collectively, the "Silver Hedges")

shall not (A) exceed in any Fiscal Quarter , (1) with respect to the Gold Hedges, REDACTED [percentage redacted] of projected gold production, (2) with respect to the Silver Hedges,REDACTED [percentage redacted] of projected silver production, and (3) with respect to the aggregate of all Gold Hedges and Silver Hedges, REDACTED [percentage redacted] of projected aggregate gold and silver production, in each case with reference to the most recent approved Base Case Financial Model, or (B) have a maturity date beyond 5 years.

(b) Foreign Currency (Capital and Operating Costs)

At any time, the aggregate Mandatory FX Hedges and discretionary foreign currency hedging of a committed nature with respect to capital and operating costs is not to exceed REDACTED [percentage redacted] of projected foreign currency capital and operating costs in any Fiscal Quarter, with reference to the most recent approved Base Case Financial Model or have a maturity date beyond 5 years.

(c) Interest Rates

At any time, discretionary interest rate hedging of a committed nature is not to exceed REDACTED [percentage redacted] of the projected outstanding balance of the Credit Facility in any Fiscal Quarter, with reference to the most recent approved Base Case Financial Model or have a maturity date beyond 5 years.

III. EXECUTION

1. Mandatory Hedges

The Qualified Risk Management Lender counterparty to the Mandatory Gold Hedges and Mandatory Silver Hedges shall be the ING Capital Markets LLC. The Qualified Risk Management Lender to the Mandatory FX Hedges shall be Société Générale.

2. Discretionary Hedges

The Borrower shall offer any Discretionary Hedges to all of the Qualified Risk Management Lenders and shall allocate the same, at its discretion, to one or more of the Qualified Risk Management Lenders that have appropriate hedging lines available for this purpose.

SCHEDULE O

[RESERVED]

O-6

SCHEDULE P

ENVIRONMENTAL AND SOCIAL RIDER

1. DEFINITIONS

In this Schedule P:

"Biodiversity Action Plan" means the Biodiversity Action Plan for the Project comprising part of the ESMPs and describing (i) the composite of actions and a rationale for how the project's mitigation strategy will achieve net gain (or no net loss), (ii) the approach for how the mitigation hierarchy will be followed, and (iii) the roles and responsibilities for internal staff and external partners.

"Biodiversity Mitigation and Management Plan" means the Biodiversity Mitigation and Management Plan for the Project comprising part of the ESMPs and i) identifying biodiversity- related commitments and mitigation and management actions, ii) defining parties responsible for an action, monitoring and/or verification requirements of an action, and an implementation schedule or frequency for an action (operational tool).

"Borrower Environmental and Social Monitoring Report" means the monitoring report substantively in the form attached at Appendix 4 (Form of Borrower Environmental and Social Monitoring Report) to this Schedule P setting out the specific social and environmental impact information in respect of the Project, as such form of Borrower Environmental and Social Monitoring Report may be amended or supplemented from time to time with the consent of the Environmental and Social Agent (acting at the instructions of the Majority Lenders).

"Closure and Rehabilitation Plan" means the "Closure and Rehabilitation Plan" for the Project comprising part of the ESMPs and including reference to the areas to be rehabilitated, water management and various other practice aspects together with provisions showing (i) progressive restoration of the Mine as the works progress, through a combination of milestones and (ii) reference to the Project cashflow protections from which the Project would be able to source mine closure costs, if applicable.

"Corrective Action Plan" means a written plan prepared by or on behalf of the Borrower in accordance with Section 4.6 (Corrective Action Plan) of this Schedule P to correct, remedy, control and/or mitigate any E&S Trigger Event, which plan shall include:

(a) a description of such E&S Trigger Event;

(b) the proposed actions and plans to specifically correct, and to remedy or mitigate damage or adverse consequences caused by, such E&S Trigger Event, including the assignment of responsibility for implementing the proposed actions and plans;

(c) the proposed actions and plans to prevent future similar such E&S Trigger Events;

(d) the proposed assignment of primary responsibility for implementing such proposed actions and plans;

(e) a time schedule for implementing such proposed actions and plans, including the start date, the

(f) estimated end date and key milestones; and

(g) an estimated cost for implementing such actions and plans or any other costs arising from such E&S Trigger Event.

"E&S Trigger Event" means each of the events and occurrences specified in Sections 4.5(a)-(h) (Notices) (inclusive) of this Schedule P.

"EIA" means each environmental impact assessment required under Environmental and Social Laws and carried out with respect to the Project for mineral exploration, exploitation and beneficiation activities and gold and silver mining in each case, as submitted to the applicable Official Body of Mexico, for purposes of obtaining each of the applicable Environmental Licenses.

"Environment" means all or any of the following media:

(a) air (including, without limitation, air within natural or man-made structures, whether above or below ground);

(b) water (including, without limitation, territorial, coastal and inland waters, water under or within land and water in drains and sewers);

(c) soil and land (including, without limitation, land under water); and

(d) any ecological systems, animals, plants and all other living organisms supported by these media.

"Environmental and Social Claim" means any material Claim or investigation alleging or asserting that, in relation to the Project, the Borrower and any Subsidiaries may be liable under or in violation of any Environmental and Social Requirements, including liability for investigatory costs, cleanup costs, remediation, corrective action, governmental response costs, damage to natural resources (including without limitation wetlands, wildlife, aquatic and terrestrial flora and fauna), damage to the Environment, damage to property, social or community damage, personal injuries, fines or penalties or any other damages or reasonable legal or consultant costs or fees, in each case arising out of, based on or resulting from Material Environmental and Social Incident.

"Environmental and Social Laws" means all Applicable Laws and any applicable international treaty, convention or rule to which Mexico is a party, and any administrative or judicial decisions, judgments or orders in each case having the force of law relating to the protection of the Environment, natural resources, human health and safety, Hazardous Substances, the environmental and social impacts of the Project, the rehabilitation, reclamation and closure of lands used in connection with the Project, labour, archeological or historical vestiges, land access, local communities or any other Environmental and Social Matter.

"Environmental and Social Matter" means, in respect of the Project, any:

(a) Release into the air including the air within buildings and other natural or man-made structures above ground;

(b) Release into water including into any river, watercourse, lake or pond (whether natural or artificial, above ground or that joins or flows into any such water outlet above ground) or reservoir, or onto the surface of the riverbed or of other land supporting such waters, or into ground waters, sewer, estuary or the sea;

(c) deposit, disposal, keeping, storage, treatment, importation, exportation, production, transportation, handling, processing, carrying, manufacture, generation, recycling collection, sorting, use or presence of any Hazardous Substances or any waste or substance that constitutes a scrap metal or an effluent or other unwanted surplus substance arising from the application of any process or activity (including making it reusable or reclaiming substances from it) and any substance or article that is required to be disposed of as being broken, worn out, contaminated or otherwise spoiled;

(d) soil or groundwater contamination;

(e) nuisance, noise, defective premises, health and safety at work, industrial illness, industrial injury due to environmental factors, or environmental health problems;

(f) matter relating to conservation, preservation or protection of the natural or man-made environment or any living organisms or habitat supported by the natural or man-made environment;

(g) matter relating to conservation of archaeological and historical sites, rights-of-way, resettlement, expropriation and indemnification, rights or interests of indigenous people, traffic, cultural heritage or any other matters whatsoever affecting social conditions;

(h) matter relating to labour rights, worker rights, occupational safety and health or human rights;

(i) the health, safety and living conditions of local communities affected by the construction or operation of the Project; or

(j) any other matter relating to human health, environment, social issues or health and safety or with respect to any Environmental and Social Requirements.

"Environmental and Social Monitoring Agreement" means an agreement entered into among the Borrower, the Environmental and Social Agent and the Independent Environmental and Social Consultant. The scope of work of the Independent Environmental and Social Consultant under the Environmental and Social Monitoring Agreement and any subsequent amendment thereto shall be satisfactory to the Lenders and the Environmental and Social Agent.

"Environmental and Social Requirements" means all Environmental and Social Laws, the Performance Standards and the Project-relevant World Bank Group Environmental Health and Safety (EHS) Guidelines in force at the time of this Agreement, the Equator Principles, the ESAP, the HSEC Policy, any Corrective Action Plan, any applicable ESMPs, the ESIA, any Environmental Licenses, the ESMS and any international treaty, convention or rule relating to any Environmental and Social Matter to which Mexico is party or signatory.

"Environmental License" means each Authorization required, issued or granted to the Borrower pursuant to any Environmental and Social Laws with respect to the Project and required under any Environmental and Social Laws.

"Environmental Party" means, in relation to the Project, (a) the Borrower, (b) any supplier and (c) any contractor and sub-contractor, and in each case, any officer, director employee or agent of any such Person.

"Equator Principles" means the principles named "Equator Principles 4" - A financial industry benchmark for determining, assessing and managing environmental and social risk in projects" adopted by various financial institutions in the form dated July 2020 and available at: https://equator-principles.com/wp-content/uploads/2021/02/The-Equator-Principles-July- 2020.pdf.

"ESAP" means the Environmental and Social Action Plan prepared by the Independent Environmental and Social Consultant in consultation with the Borrower to correct and to address any environmental and social risks and impacts identified as part of the ESIA environmental and social due diligence report of the Independent Environmental and Social Consultant delivered pursuant to Part I of Schedule B (Conditions Precedent) and in substantively the form set out in Appendix 1 to this Schedule P (Environmental and Social Action Plan) as such ESAP may be amended, supplemented or modified from time to time by the Borrower with the consent of the Environmental and Social Agent and the Lenders, together with any subsequent amendments, supplements or modifications effected in accordance with Section 4.7 (Amendments; ESAP, ESMP, Corrective Action Plan and HSEC Policy) of this Schedule P.

"ESIA" means the environmental and social impact assessment to be completed by an independent consultant for the Project to identify and assess environmental and social risks of and impacts due to the construction, operation and closure of the Project, which is a set of combined documents, including the original EIA with Project-specific Performance Standards studies, including, but not limited to, the Biodiversity Action Plan, Resettlement and Livelihood Restoration Action Plan, Cumulative Impacts Assessment and Integrated Stakeholder Engagement Plan.

"ESMPs" means the environmental and social impact management plans and procedures, as guided by the 'Environmental Control Plans' stipulated in all relevant Environmental Licences and/or IFC Performance Standard plans, including but not limited to the Emergency and Response Contingency Plan, Spill Prevention and Control Plan, Waste and Effluent Management Plan, Transport Management Plan, Erosion and Sedimentation Control Plan, Monitoring Plan, Water Resources Management Plan, ARD Management Plan, Biodiversity Action Plan, Chance Finds Plan, Workforce Management Plan, Stakeholder Engagement Plan, Community Health and Safety Plan, Grievance Resolution Plan, Influx Management Plan, Livelihood Restoration Plan, Closure and Rehabilitation Plan, prepared to ensure that environmental and social impacts, risks and liabilities are effectively managed in compliance with Environmental and Social Requirements during the construction, operation and closure of the Project, as such plans and procedures may be supplemented, amended or modified from time to time in accordance with Section 4.7 (Amendments; ESAP, ESMP, Corrective Action Plan and HSEC Policy) of this Schedule P (Environmental and Social Rider).

"ESMS" means the environmental and social management system in place for the Project for the implementation of the environmental and social management and monitoring requirements of this Agreement and as set out in the ESMPs.

"GISTM Standards" means the Global Industry Standard on Tailings Management standards (August 2020), as amended, supplemented or superseded from time to time.

"Hazardous Substances" means any substance, material or waste that is corrosive, reactive, explosive, toxic, flammable or infectious or is defined or listed in, or regulated, or prohibited, by the applicable Environmental and Social Requirements, including pollutants; contaminants; chemicals; deleterious substances; dangerous goods; hazardous or industrial toxic materials; wastes or substances; tailings; wasterock; wastewater; radioactive materials; flammable substances; explosives; radon; petroleum and petroleum products; polychlorinated biphenyls; per- and polyfluoroalkyl substances; chlorinated solvents and asbestos or asbestos-containing materials.

"HSEC Policy" means the integrated health, safety, environmental and community policies and operating guidelines for the Project adopted by the Board and delivered to the Administrative Agent pursuant to Section 2.1 (Environmental Matters) of this Schedule P, as amended from time to time in accordance with Section 4.7 (Amendments; ESAP, ESMP, Corrective Action Plan and HSEC Policy) of this Schedule P.

"IESC Environmental Monitoring Report" means each environmental and social monitoring report relating to the assessment of the Project, prepared by the Independent Environmental and Social Consultant in consultation with the Environmental and Social Agent (in form and substance satisfactory to the Lenders), which shall document compliance or non-compliance with the Environmental and Social Requirements, the occurrence of any Material Environmental or Social Incidents and any other Environmental and Social Matters, report on implementation status of the ESAP and Biodiversity Action Plan; provide the information required to verify compliance or non- compliance by the Project and Related Facilities and the Environmental Parties with the Environmental and Social Requirements and propose any new actions to be included in the ESAP.

"IFC Environmental, Health and Safety Guidelines" means all applicable IFC Environmental, Health and Safety guidelines, including but not limited to the following:

(a) IFC General Environmental, Health and Safety Guidelines (2007);

(b) IFC Environmental, Health and Safety Guidelines for Mining (2007);

(c) IFC Environmental, Health and Safety Guidelines for Electric Power Transmission and Distribution (2007);

(d) IFC Environmental, Health and Safety Guidelines for Water and Sanitation (2007);

(e) IFC Environmental, Health and Safety Guidelines for Waste Management Facilities (2007); and

(f) IFC Environmental, Health and Safety Guidelines for Construction Materials Extraction (2007).

"Material Environmental and Social Incident" means, as applicable, any material incident, accident or occurrence related to Environmental and Social Matters related to the Project, including:

(a) any fatality, serious or multiple major injuries or major irreversible health impairment;

(b) any destruction of a site or object of cultural or religious significance, permanent, serious damage or destruction of community assets or infrastructure, or any significant and sustained community or worker-related grievance, protest, action or challenge to the Project;

(c) the release of any hazardous substance on or from any property of the Borrower which could reasonably be expected to result in additional costs or have a material impact on the Borrower's ability to carry on its business and to develop or operate the Project or which could reasonably be expected to have a material impact as to any Environmental and Social Matters;

(d) any material or continuing damage to the Environment that could reasonably be expected to require measures pursuant to any Environmental and Social Requirement to remediate or restore the Environment or that could cause irreparable damage to critical habitats or endangered species; and

(e) any other social, labor, health and safety, security or environmental incident, accident or circumstance having, or which could reasonably be expected to have, a material adverse impact on the implementation or operation of the Project in accordance with the Environmental and Social Requirements.

"Mine Closure Estimate" means the annual, detailed cost estimate for the decommissioning and closure works and restorative activities in respect of temporary closure, early closure and closure in accordance with the Mine Plan (which shall include reforestation, control of acid rock drainage and other restorative activities) that has been prepared by the Borrower in accordance with Good Industry Practice and in compliance with the Environmental and Social Requirements (including the Closure and Rehabilitation Plan).

"Performance Standards" means (i) each of the eight (8) IFC Performance Standards on Environmental and Social Sustainability (January 2012) and (ii) the IFC Environmental, Health and Safety Guidelines.

"Project" means the Project and all activities and facilities that are directly owned, operated or managed by the Borrower, including by contractors, and that are components of the Project; as well as all activities and facilities that are not funded as part of the Project and that would not have been constructed or expanded if the Project did not exist and without which the Project would not be viable.

"Release" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of Hazardous Substances into the indoor or outdoor environment, including the movement of such Hazardous Substances through ambient air, soil, surface water, ground water, wetlands, land or subsurface strata. "Released" shall have the meaning correlative thereto.

2. Environmental and Social Representations and Warranties

The Borrower hereby makes the representations and warranties set forth below to each Agent and Lender as of the Financial Closing Date.

2.1 Environmental Matters

Without limiting the generality of Sections 9.1(s) (Mining Claims and Leases,) and 9.1(u) (Consents, Approvals, etc.) of this Agreement:

(a) the Borrower and the development, construction and operations of the Project are and have been in compliance in all material respects with all Environmental and Social Requirements, save to the extent, as applicable, in accordance with all material respects with the actions and time schedules established in the ESAP and any Corrective Action Plan and no Environmental and Social Requirement will materially restrict the development, construction or operation of the Project;

(b)

(i) subject to sub-Section (ii) below and sub-Section 3 of Section I of Schedule M (Project Authorizations), the Borrower has obtained all Environmental Licenses required for the development, construction, operation and maintenance of the Project (or has filed with the applicable Official Body of Mexico a petition to obtain, as the case may be), and has maintained in full force and effect and there are no project-related or project-management facts, circumstances or conditions likely to give rise to a denial, non-renewal, termination, suspension or revocation of any Environmental License applicable to the Project or any Environmental License required to be held under the Environmental and Social Laws (including the Environmental Licenses) currently necessary to develop, construct and/or operate (as applicable in light of the status of the development, construction and operation of the Project) the Project or to conduct any other exploration, development, drilling or mining operations currently being conducted by it; and

(ii) to the knowledge of the Borrower, all such Environmental Licenses not currently required for the current stage of development of the Project will be obtained in the ordinary course prior to the time such Environmental Licenses may be required pursuant to Applicable Laws and Environmental and Social Laws;

(c) no Material Environmental or Social Incident has occurred with respect to the Project, save to the extent that such Material Environmental or Social Incident has been notified in accordance with Section 4.5 (Notices) of this Schedule P or, if actions and time schedules have been established in the ESAP and any Corrective Action Plan, the Borrower is in accordance therewith;

(d) to the knowledge of the Borrower, no Hazardous Substances have been generated, used, treated, recycled, stored on or transported to or from, except those in compliance with Environmental and Social Laws, or Released on or are migrating from or are present on all or any portion of the real property or the Project except to the extent any such Hazardous Substances could not reasonably be expected to result in a Material Environmental and Social Incident or an Environmental and Social Claim (save to the extent that such Environmental and Social Claim has been notified in accordance with Section 4.5 (Notices) of this Schedule P) against the Borrower or with respect to the Project;

(e) neither the Borrower nor the Project is subject to any pending or, to the knowledge of the Borrower, threatened material Environmental and Social Claim (save where any Environmental and Social Claim has been notified in accordance with Section 4.5 (Notices) of this Schedule P) (and, to the knowledge of the Borrower, there are no Environmental or Social Matters, facts, conditions or occurrences that could reasonably be expected to give rise to any such material Environmental and Social Claim), including any:

(i) material claim, notice, complaint, allegation, investigation, order, each in writing, that relates to the Environment, natural resources, Hazardous Substances, human health or safety matters or any other matter covered by the Environmental and Social Requirements (including the Closure and Rehabilitation Plan), and which would reasonably require or result in any material work, repairs, rehabilitation, reclamation, remediation, construction, obligations, liabilities or expenditures or that could reasonably result in the termination, cancelation, revocation or adverse modification of any Environmental License or Project Authorization issued pursuant to Environmental and Social Requirements; or

(ii) material demand, order, notice from or prosecution by or before a Official Body with respect to any matter covered by the Environmental and Social Requirements (including the Closure and Rehabilitation Plan), including any other Applicable Laws of Mexico, respecting the use, Release, storage, treatment, transportation, rehabilitation, reclamation, remediation or disposition of, or exposure to, any Hazardous Substance from the peal property;

(f) save to the extent such audits, assessments, reports, studies or tests are the subject of contractual non-disclosure obligations, the Borrower has made available to the Administrative Agent a true and complete copy of each material environmental and social audit, assessment, report, study or test of which it possesses or has custody or control over relating to the Project, including any environmental and social impact assessment study reports and any other material environmental or social information;

(g) the Borrower has provided to the Administrative Agent a true and complete copy of the HSEC Policy in effect as of the date hereof;

(h) there are no material environmental liabilities in respect of the development or operations (as applicable) at the Project other than those identified in the Material Project Authorizations, applicable Authorizations (including Environmental Licenses), Corrective Action Plan, ESIA, ESMPs, and ESAP;

(i) the ESMPs contain summary descriptions of the environmental aspects of the Mining Claims and Leases and the development and/or operation (as applicable) of the Project as now conducted and as currently proposed to be conducted until the Maturity Date, except as otherwise set forth in ESAP or any Corrective Action Plan;

(j) to the knowledge of the Borrower, there are no pending or proposed (in writing) changes to the Environmental and Social Laws or any Authorizations referred to in sub-Section (b) above that would materially restrict the development, construction or operation of the Project, or that could otherwise reasonably be expected to result in material non-compliance with such Environmental and Social Laws or Authorizations;

(k) the Borrower has an ESMS, which is in compliance with the Environmental and Social Requirements, covering all necessary ESMPs, except as otherwise set forth in ESAP or any Corrective Action Plan;

(l) the Borrower has designed, and plans to construct, operate, manage and monitor, the filtered tailings storage management facilities in accordance with the GISTM Standards and Applicable Laws including Environmental and Social Requirements; and

(m) all written information relating to the Project submitted by the Borrower to any Official Body in connection with any Environmental License was true and accurate in all material respects and did not omit to state any fact necessary to make such information not materially misleading, in each case on the date as of which such information was stated and in the light of the circumstances under which such information was prepared.

2.2 Community Matters

(a) The Borrower's consultation, procurement of any consent and relations with any community and other persons and groups located on or near the Mining Claims and Leases affected by the Project regarding the proposed exploration, development, operating, closure and rehabilitation of the lands on which the Project is situated(and with which the Project is required to consult, in accordance with the Applicable Law of Mexico and the applicable Performance Standards) and the Project has been conducted in a structured and culturally appropriate manner as envisaged by the Performance Standards and the HSEC Policy.

(b) The Borrower has disclosed to the Lenders all material correspondence, notices and other documents from or involving such other affected Persons or groups, or Persons acting on their behalf.

3. Project Reporting - Borrower Environmental and Social Monitoring Reports

The Borrower shall promptly deliver or furnish, or cause to be delivered or furnished, to the Administrative Agent and the Environmental and Social Agent, a copy or copies of:

(a) a quarterly Borrower Environmental and Social Monitoring Report to be delivered not less than 30 days after the end of each quarter in each Fiscal Year prior to the first anniversary of Completion Date;

(b) an annual Borrower Environmental and Social Monitoring Report to be delivered on each anniversary of the Completion Date from the first anniversary thereof, in each case containing such additional information as is reasonably requested by the Independent Environmental and Social Consultant to enable the Independent Environmental and Social Consultant to produce the IESC Environmental Monitoring Report; and

(c) an IESC Environmental Monitoring Report on a semi-annual basis prior to the Completion Date of the Project and annually thereafter; to be delivered not less than 90 days after the end of each semester or Fiscal Year.

4. Environmental and Social Covenants

4.1 Compliance

The Borrower shall design, develop, construct, operate, maintain and monitor the Project, including all of the Project's sites, plants, equipment, facilities and other property, in compliance in all material respects with all Environmental and Social Requirements and Environmental Licenses and otherwise ensure that there are no impacts or risks relating to Environmental and Social Matters with respect to the Project that are not adequately mitigated or addressed by the ESAP, ESMP or any Corrective Action Plan.

4.2 GBIF

As per GBIF policies and procedures, the Borrower shall undertake all efforts required to share commercially non-sensitive Project-specific biodiversity data with the Global Biodiversity Information Facility ("GBIF") and relevant national and global data repositories, using formats and conditions to enable such data to be accessed and re-used in future decisions and research applications.

4.3 ESMS

The Borrower shall develop, implement, maintain and comply with ESMS, covering all necessary ESMPs, in compliance with the Environmental and Social Requirements.

4.4 Environmental License

The Borrower shall obtain, maintain in full force and effect and comply with all Environmental Licenses and Project Authorizations required to design, develop, construct, operate, maintain and monitor the Project in light of the status of the development, construction and operation of the Project, and shall refrain from amending, suspending, waiving or repudiating any portion of, an Environmental License that would result in a material breach, without prior written consent of Finance Parties.

4.5 Notices

Until the Maturity Date, the Borrower shall promptly notify the Environmental and Social Agent and the Lenders of any of the following (but in any event no later than the earlier of (i) 5 days from the Borrower's discovery thereof and (ii) 2 days after the date on which the Lenders notify the Borrower of any of the occurrences listed below) of the occurrence or identification of:

(a) any unjustified delays in material non-compliance with Environmental and Social Requirements, that has not been fulfilled in the timeline agreed to in the ESAP;

(b) any Material Environmental or Social Incident;

(c) any Environmental and Social Matter having, or which would reasonably be expected to have, as per the definition of "Material Environmental and Social Incident", any material adverse impact on the development, construction or operation of the Project in compliance with any Environmental and Social Requirements;

(d) the existence of Hazardous Substances located on, above or below the surface of any land which the Borrower occupies or controls, except those being stored, used or otherwise handled in compliance with Environmental and Social Laws, or contained in the soil or water constituting such land, in each case which could reasonably be expected to have a material cost or material impact on the Borrower's ability to carry on its business and to develop or operate the Project;

(e) any Release of Hazardous Substances that has occurred on or from such land which could reasonably be expected to result in additional costs or have a material impact on the Borrower's ability to carry on its business and to develop or operate the Project or which could reasonably be expected to have a material impact as to any Environmental and Social Matters;

(f) any change in business activity which involves the storage, use or handling of Hazardous Substances or wastes that increases its environmental liability in any material manner; and

(g) any Material Environmental and Social Claim including: any material claim, notice, complaint, allegation, investigation, or order, each in writing, that relates to the Environment, natural resources, Hazardous Substances, human health or safety matters, or any other matter covered by the Environmental and Social Requirements (including the Closure and Rehabilitation Plan), and which would reasonably require or result in any material work, repairs, rehabilitation, reclamation, remediation, construction, obligations, liabilities or expenditures.

Any notice provided pursuant to this Section 4.5 shall provide reasonable detail with respect to the nature of thereof, including the extent, magnitude and cause, and its effect on the Project, the environment and the local communities.

4.6 Corrective Action Plan

(a) Within 15 days after either (1) the Borrower providing notice pursuant to Section 4.5 (Notices) of this Schedule P of an E&S Trigger Event (but in any event no later than 15 days after the Borrower's discovery of the applicable E&S Trigger Event) which the Environmental and Social Agent (acting at the instructions of the Majority Lenders) considers is capable of remediation, or (2) the Borrower's receipt of a notice from the Environmental and Social Agent (acting at the instructions of the Majority Lenders) informing the Borrower of an E&S Trigger Event, the Borrower shall develop and deliver a draft Corrective Action Plan that sets forth measures and plans necessary to address the impacts or effects of the applicable E&S Trigger Event and to prevent any future similar events; provided that the Borrower shall take such immediate action as is necessary to rectify the applicable E&S Trigger Event prior to the date on which the Corrective Action Plan is required to be delivered pursuant to this sub-Section (a) or approved pursuant to sub-Section (b) below.

(b) Within 15 days of receipt of a proposed Corrective Action Plan in accordance with sub- Section (a) above, the Independent Environmental and Social Consultant will evaluate the proposed Corrective Action Plan and provide recommendations to the Environmental and Social Agent who (acting at the instructions of the Majority Lenders and based on the recommendations issued by the Independent Environmental and Social Consultant) may:

(i) reject the proposed Corrective Action Plan if it determines that the E&S Trigger Event is not capable of remedy;

(ii) reject the proposed Corrective Action Plan due to any deficiency in form or substance but give the Borrower 15 days to propose a revised Corrective Action Plan addressing any such deficiency;

(iii) revise the proposed Corrective Action Plan, and then accept the proposed Corrective Action Plan (as revised) and provide notice of such acceptance to the Borrower; or

(iv) accept the proposed Corrective Action Plan and provide notice of such acceptance to the Borrower.

(c) The Borrower shall, at all times following acceptance of the Corrective Action Plan pursuant to sub-Section (b) above, materially and diligently comply with all steps, actions and timelines outlined in the Corrective Action Plan until the completion thereof to the satisfaction of the Environmental and Social Agent (acting in consultation and based on the recommendations of the Independent Environmental and Social Consultant and the Independent Technical Consultant).

(d) The Borrower shall, on the last calendar day of each month following the date of acceptance of the Corrective Action Plan until the Corrective Action Plan has been fully implemented and the applicable E&S Trigger Event has been remedied, provide the Environmental and Social Agent with a monitoring report which:

(i) provides a substantive update on the status of implementation of the Corrective Action Plan, including a confirmation that the Corrective Action Plan is being implemented in a manner consistent with all steps, actions and timelines contemplated by the Corrective Action Plan; and

(ii) informs of any material formal correspondence received by the Borrower from any entity relating to the applicable E&S Trigger Event.

(e) At any point following delivery of a Corrective Action Plan, the Borrower shall, within 10 days after receiving notice from the Environmental and Social Agent (after verifying with the Independent Environmental and Social Consultant) of any identified failure to comply with the Corrective Action Plan or need to modify the measures and plans therein to further address such impacts or effects and to prevent any future similar event, deliver an amended Corrective Action Plan to the Environmental and Social Agent who shall review the Corrective Action Plan pursuant to sub-Section (b) above.

(f) The Borrower shall notify the Environmental and Social Agent (who may consult with the Independent Environmental and Social Consultant) once it considers the Corrective Action Plan has been implemented in full and no further action is necessary to remedy the applicable E&S Trigger Event. The applicable E&S Trigger Event shall only be considered as being remedied once such notification has been accepted and acknowledged by the Environmental and Social Agent (acting at the instructions of the Majority Lenders, and based on the recommendations of the Independent Environmental and Social Consultant).

4.7 Amendments; ESAP, ESMP, Corrective Action Plan and HSEC Policy

The Borrower shall:

(a) not amend the ESAP, any Corrective Action Plan or the HSEC Policy without the prior written consent of the Majority Lenders and the Environmental and Social Agent, which consent shall not be unreasonably withheld, delayed or conditioned; and

(b) at all times maintain the ESMP and the HSEC Policy and shall periodically review and update the HSEC Policy and the ESMP to ensure that it is materially consistent with the Environmental and Social Requirements and Good Industry Practice as it pertains to Environmental and Social Matters.

4.8 Mine Closure Estimate

The Borrower shall provide the Environmental and Social Agent (acting in consultation with the Independent Environmental and Social Consultant and the Independent Technical Consultant) with an updated Mine Closure Estimate and Closure and Rehabilitation Plan (in form reasonably satisfactory to the Independent Environmental and Social Consultant taking into account the Environmental and Social Requirements) on an annual basis and no later than 30 days following the end of the Fiscal Year for its review or a confirmation from the Borrower on an annual basis that the Mine Closure Estimate and Closure and Rehabilitation Plan remains true and correct, current and valid and has not been amended or revised) and make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, things, agreements, documents and instruments in connection with this financing, the Finance Documents, as the Administrative Agent may reasonably request from time to time for the purpose of giving effect to the terms of the Finance Documents including, for the purpose of facilitating the enforcement of the Security, all upon the request of the Administrative Agent.

4.9 Independent Environmental and Social Consultant

(a) The Independent Environmental and Social Consultant shall undertake:

(i) three on-site audits of the Project during the period commencing on the date hereof in each Fiscal Year prior to the first anniversary of Completion Date and annual on-site audits of the Project thereafter; and

(ii) one on-site audit of the Project within 60 after the end of the Ramp-up Period,

provided that in each case, no such on-site audit shall be required if the Loans have been paid in full and the commitments hereunder terminated.

(b) The Independent Environmental and Social Consultant shall provide the Environmental and Social Agent with the IESC Environmental Monitoring Report in accordance with the Environmental and Social Monitoring Agreement.

(c) The Borrower shall, at its own expense, cooperate with the Independent Environmental and Social Consultant in the performance of the Independent Environmental and Social Consultant's obligation to prepare or conduct any reports, certifications, monitoring reviews, audits and consultation required to be delivered or prepared by the Independent Environmental and Social Consultant under this Agreement, including:

(i) providing reasonable access to the Project; and

(ii) providing such documents and information reasonably requested by the Independent Environmental and Social Consultant, provided that, if at any time any applicable international travel or other restrictions imposed by any applicable Official Body or the internal policies of the Independent Environmental and Social Consultant prevent any such on-site audits (including as a result of the COVID-19 pandemic), the Borrower shall facilitate the Independent Environmental and Social Consultant to conduct such audit virtually.

(d) For avoidance of doubt, the appointment of the Independent Environmental and Social Consultant shall be governed by Section 13.12 of this Agreement.

4.10 Environmental and Social Agent

The Borrower shall, at its own expense, cooperate with the Environmental and Social Agent (acting in consultation with the Independent Environmental and Social Consultant), including:

(a) providing reasonable access to the Project to conduct on-site audits of the Project during the period commencing on the date hereof and ending on the Completion Date, excluding any areas to which the Borrower does not have reasonable possession or access rights at the applicable time, provided that at any time when an Event of Default has occurred and is continuing such on-site audits may be conducted more frequently than annually; and

(b) providing such documents and information reasonably requested by the Independent Environmental and Social Consultant.

4.11 Annual Visit

The Borrower shall, at its own expense, cooperate with the Lenders for a visit to, and the Lenders shall be entitled to visit, the Project site once each Fiscal Year at the cost and expense of the Borrower.

4.12 Summary of ESIA

In accordance with Equator Principle 10, the Borrower shall, at all times following its delivery in accordance with Part II of Schedule B (Conditions Precedent), make, publish and maintain on its website at https://edrsilver.com a summary of the ESIA.

4.13 Emissions Report

The Borrower will publish and maintain on its website at https://edrsilver.com at all times information with respect to greenhouse gas emissions. If the Project produces 100,000 or more equivalent tonnes annually, at any time before the Loans have been paid in full and the commitments hereunder terminated, the Borrower will publish information with respect to greenhouse gas emissions in the substance and form required by Annex A of the Equator Principles. The first greenhouse gas emissions form should be published in 2023 and contain annual emissions data from 2022, the first year of construction.

4.14 Consent to Publishing

The Lenders will have the right to publish information required under Annex B of the Equator Principles and Borrower hereby consents to the publishing thereof.

4.15 Information Disclosure

The Borrower shall implement adequate on-going information disclosure and public consultation activities with the local population relating to Environmental and Social Matters pertaining to the Project.

4.16 Environmental remedial activities

The Borrower shall conduct environmental remedial activities which a Person acting in accordance with Good Industry Practice and with the Environmental and Social Requirements (including the Biodiversity Action Plan and the Closure and Rehabilitation Plan) would perform in similar circumstances to meet its environmental responsibilities (including pursuant to the Environmental Licenses, the ESAP and any Corrective Action Plan) and conduct and pay for any environmental investigations, assessments or remedial activities with respect to any of the real property owned or leased by them that the Administrative Agent may reasonably request, in each case as required by the Environmental and Social Laws, Project Authorizations, the Performance Standards, or by any Official Body.

5. Events of Default and Remedies

The occurrence of any of the following events, including, the lapse of any cure period (if any) set forth below, or the issuance of notice (if any) in respect thereof, shall constitute an "Event of Default" for the purposes of Section 12.1(bb) (Events of Default) of this Agreement:

(a)

(i) any Material Environmental or Social Incident; or

(ii) any Environmental and Social Matter which would reasonably be expected to have, any material adverse impact on the development, construction or operation of the Project in compliance with any Environmental and Social Requirements, save to the extent that such Environmental and Social Matter has been notified in accordance with Section 4.5 (Notices) of this Schedule P or, if actions and time schedules have been established in the ESAP and any Corrective Action Plan in accordance with Section 4.6 (Corrective Action Plan) of this Schedule P, the Borrower is in accordance therewith;

(b) upon the occurrence of an E&S Trigger Event which either cannot be remedied or resolved, or the Environmental and Social Agent (based on the recommendations of the Independent Environmental and Social Consultant, and acting at the instructions of the Majority Lenders) has notified the Administrative Agent that it cannot be resolved or remedied, in each case, pursuant to a Corrective Action Plan or otherwise;

(c) a Corrective Action Plan agreed pursuant to Section 4.6 (Corrective Action Plan) of this Schedule P is determined by the Environmental and Social Agent (based on the recommendations of the Independent Environmental and Social Consultant, and acting in consultation with the Majority Lenders) to either not have fully remedied or resolved the relevant E&S Trigger Event or no longer be expected to remedy or resolve such E&S Trigger Event, and either:

(i) no new Corrective Action Plan has been agreed pursuant to Section 4.6 (Corrective Action Plan) of this Schedule P within 60 days; or

(ii) the Environmental and Social Agent (based on the recommendations of the Independent Environmental and Social Consultant, and acting in consultation with the Majority Lenders) determines that the relevant E&S Trigger Event which was originally considered to be capable of being remedied or resolved cannot be resolved or remedied pursuant to a Corrective Action Plan or otherwise; and

(d) the Borrower shall default in any requirements of Section 4.6 (Corrective Action Plan) of this Schedule P and such breach remains unjustifiably unremedied for a period of 30 days after the earlier of:

(i) a written notice by the Administrative Agent to the Borrower; and

(ii) any of the Obligors becoming aware of such breach.

6. Borrower's Indemnity to the Environmental and Social Agent

The Borrower shall indemnify and hold harmless the Environmental and Social Agent from and against any and all Claims (including all documented fees, expenses and disbursements of one outside legal counsel to the Lenders per applicable jurisdiction and, in the case of an actual or perceived conflict of interest where the party to be indemnified affected by such conflict informs the Borrower of such conflict and thereafter retains its own counsel, of one other firm of counsel for such affected party but in no case more than one such other affected party), which may be incurred by the Environmental and Social Agent as a consequence of or in respect of:

(a) the failure of the Borrower to comply with any Environmental and Social Requirement with respect to the Project; or

(b) any Material Environmental or Social Incident.

7. Lender's Indemnity to the Environmental and Social Agent

7.1 Without limiting the liability of the Borrower under the Finance Documents and Section 6 (Borrower's Indemnity to the Environmental and Social Agent) of this Schedule P, each Lender shall indemnify (in proportion to such Lender's Pro Rata Share of such total outstanding Loans or, if no Loans are then outstanding, its Pro Rata Share of the Total Commitment Amount), the Environmental and Social Agent within fifteen (15) Banking Days of demand against any cost, loss or liability incurred by the Environmental and Social Agent arising out of, in connection with, or as a result of:

(a) the execution or delivery of the Finance Documents, the performance by the Environmental and Social Agent of its obligations thereunder or the consummation of the transactions contemplated thereby;

(b) any Loan or the use or proposed use of the proceeds therefrom;

(c) any actual or alleged presence or Release of Hazardous Substances on or from the Project, or any liability arising out of any Environmental Claim related in any way to the Borrower or the Project; or

(d) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower, except to the extent that the cost, loss or liability is caused by the Environmental and Social Agent's gross negligence or wilful misconduct in acting as Environmental and Social Agent under the Finance Documents (unless the Environmental and Social Agent has been reimbursed by the Borrower pursuant to a Finance Document).

7.2 The Borrower shall immediately on demand reimburse any Lender for any payment such Lender makes to the Environmental and Social Agent under this Section 7.

8. Environmental and Social Conditions Precedent to Financial Closing Date

The Administrative Agent shall have received each of the below (in each case in form and substance satisfactory to each Lender):

(a) The certificate from an authorized officer of the Borrower and approved in writing by the Independent Environmental and Social Consultant, substantively in the form of Appendix 2 (Form of Borrower Environmental and Social Certificate) of this Schedule P, certifying that:

(i) the actions outlined in the ESAP and any Corrective Action Plan required to have been accomplished in all material respects on or prior to the Financial Closing Date have been accomplished;

(ii) all applicable Environmental Licenses required to have been obtained by the Borrower or its Subsidiaries on or prior to the Financial Closing Date to develop, construct and operate the Project in light of the status of the development, construction and operation of the Project have been obtained and are in full force and effect; and

(iii) no Material Environmental or Social Incident has occurred with respect to the Project, save, in each case, to the extent that notice has been provided in accordance with Section 4.5 (Notices) of this Schedule P and for which actions and time schedules have been established in the ESAP and any Corrective Action Plan.

(b) Copies of each of the ESIA, the ESAP, the EIAs duly approved by the applicable Official Body of Mexico and the Environmental Licenses required to have been obtained by the Borrower or its Subsidiaries as of the Financial Closing Date to develop, construct and operate the Project in light of the status of the development, construction and operation of the Project, in each case certified by an authorized officer of the Borrower.

(c) A certificate from an authorized officer of the Independent Environmental and Social Consultant approving the certificate from the Borrower in compliance with sub-Section (a) above substantively in the form of Appendix 3 (Form of IESC Environmental and Social Certificate) of this Schedule P.

(d) Copy of a fully executed Environmental and Social Monitoring Agreement, and confirmation from the Borrower that the necessary monitoring work by the Independent Environmental and Social Consultant has begun.

9. Environmental and Social Conditions Precedent to Initial Extension of Credit

The Administrative Agent shall have received each of the below (in each case in form and substance satisfactory to each Lender):

(a) A certificate from an authorized officer of the Borrower and approved in writing by the Independent Environmental and Social Consultant, substantively in the form of Appendix 2 (Form of Borrower Environmental and Social Certificate) of this Schedule P, certifying that:

(i) the actions outlined in the ESAP required to have been accomplished in all material respects on or prior to the proposed date that any credit is to be extended under the Credit Facility have been accomplished;

(ii) all applicable Environmental Licenses required to have been obtained by the Borrower or its Subsidiaries on or prior to the proposed date that any credit is to be extended under the Credit Facility to develop, construct and operate the Project have been obtained and, to the extent required in light of the status of the development, construction and operation, are in full force and effect; and

(iii) no Material Environmental or Social Incident has occurred with respect to the Project.

(b) Copies of each of the ESIA, the ESAP, the EIAs duly approved by the Mexico and the Environmental Licenses required to have been obtained by the Borrower or its Subsidiaries as of the proposed date that any credit is to be extended under the Credit Facility to develop and construct the Project, in each case certified by an authorized officer of the Borrower.

(c) A certificate from an authorized officer of the Independent Environmental and Social Consultant approving the certificate from the Borrower in compliance with sub-Section (a) above substantively in the form of Appendix 3 (Form of IESC Environmental and Social Certificate) of this Schedule P.

(d) Copy of a fully executed Environmental and Social Monitoring Agreement and any subsequent amendment thereto.

Appendix 1
Environmental and Social Action Plan

REDACTED [environmental and social action plan redacted]

Appendix 2

Form of Borrower Environmental and Social Certificate

Date: [⚫], 20__

I, [Name of Senior Officer], [title of Senior Officer] of Terronera Precious Metals, S.A. de C.V. (the "Borrower"), hereby certify that, as of the date hereof:

a) the ESAP, the ESMPs, the ESMS and any Corrective Action Plan in effect as of the date hereof have been delivered to each Lender, the Independent Environment and Social Consultant, the Environment and Social Agent and such system and plans have been, and are being, implemented in compliance, in all material respects, with the Environmental and Social Requirements;

b) (1) the Borrower, each of its Subsidiaries and to the knowledge of the Borrower, the Project and each other Environmental or Social Party (as defined in Annex A to this certificate) is in material compliance with all Environmental and Social Requirements applicable to the Project;

(2) to the knowledge of the Borrower, the Other Contractors (as defined in Annex A to this certificate) are in compliance in all material respects with the terms and conditions of the ESMPs applicable to such Other Contractor, (3) the Project was designed and constructed and operates in material compliance with all Environmental and Social Requirements, (4) any action required to be undertaken pursuant to the ESAP or any Corrective Action Plan in effect as of the date hereof is being implemented by the Borrower in material compliance in all respects with the Environmental and Social Laws and the Performance Standards, (5) for any ESAP or Corrective Action Plans in effect as of the date hereof, the Borrower has sufficient funds for the payment of the costs and expenses associated with such ESAP or Corrective Action Plans, and (6) the actions outlined in the ESAP and any Corrective Action Plan in effect as of the date hereof required to have been accomplished in all material respects on or prior to the Financial Closing Date have been accomplished;

c) all applicable Environmental Licenses currently required to have been obtained by the Borrower or its Subsidiaries on or prior to the Financial Closing Date to develop, construct and operate the Project in light of the status of the development, construction and operation of the Project (1) have been obtained and are in full force and effect, or (2) have been filed with the applicable Official Body of Mexico for obtention, as the case may be;

d) all such Environmental Licenses not currently required will be obtained in the ordinary course prior to the time such Environmental Licenses may be required; and.

e) no Material Environmental or Social Incident has occurred with respect to the Project.

This is the certificate referred to in Section 8(a) of the Environmental and Social Rider attached as Schedule P to the Credit Agreement (as defined below). Capitalized terms used herein, except as otherwise defined herein, shall have the meanings assigned to them in the Environmental and Social Rider, as the same may be amended, amended and restated, supplemented or otherwise modified from time to time pursuant to the terms of the amended and restated credit agreement made as of June 23, 2025, (as amended to the date hereof, the "Credit Agreement") between, inter alia, the Borrower, as borrower, the lenders named therein and ING Capital LLC , as administrative agent.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned, on behalf of the Borrower, has caused this certificate to be duly executed as of the date first written above.

TERRONERA PRECIOUS METALS, S.A. de C.V., as Borrower

By:
Name:
Title:

By:
Name:
Title:

Annex A

to Borrower Environmental and Social Certificate

Definitions

"Construction Contractor" means each counterparty to a Material Project Document.

"Environmental or Social Party" means, in relation to the Project (a) the Borrower and (b) any Construction Contractor (solely in respect of its activities in respect of the Project.

"Other Contractor" means any contractor (other than any Construction Contractor) with whom the Borrower enters into a Material Project Document for the rendering of services or delivery of equipment or other goods to the Borrower in respect of the Project.

Appendix 3

Form of ISEC Environmental and Social Certificate

Date: [⚫], 20__

We, [Name of Independent Environmental Social Consultant / RPM], a ⚫ organized under the laws of ⚫ have performed such inspections, observations, analyses and other procedures which we have, in our reasonable judgment, deemed necessary for purposes of this certificate. Based on such procedures and following consultation with the Environmental and Social Agent, we hereby certify that:

a) we have no reason to believe that the certifications of the Borrower set forth in the Borrower Environmental and Social Certificate dated [__] are not true and correct in all material respects as of the date hereof;

b) based on the information available to use at the time that this certificate is issued which, as of the [Financial Closing Date / initial extension of credit], is limited to the information available to us for preparation of the ESIA and environmental and social due diligence report, (1) the Borrower and the Project are in compliance in all material respects with all Environmental and Social Requirements (save in respect of Environmental Laws and the Equator Principles with respect to which the Project is in full compliance) other than those items identified in the ESAP or any Corrective Action Plan in effect as of the date hereof; and (2) the actions outlined in the ESAP and any Corrective Action Plan in effect as of the date hereof that are required to have been accomplished in all material respects on or prior to the [Financial Closing Date / initial extension of credit] have been accomplished;

c) all applicable Environmental Licenses required to have been obtained by the Borrower or its Subsidiaries on or prior to the Financial Closing Date to develop, construct and operate the Project in light of the status of the development, construction and operation of the Project have been obtained and are in full force and effect on the basis of the information available to us; and

d) no Material Environmental or Social Incident has occurred with respect to the Project on the basis of the information available to us.

Capitalized terms used in this certificate have the meanings ascribed to them in the amended and restated credit agreement dated June 23, 2025 between, inter alia, Terronera Precious Metals, S.A. de C.V., as borrower, the lenders named therein, ING Capital LLC, as Administrative Agent and Documentation Agent, and Société Générale, as Technical Agent and Environmental and Social Agent.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, [Name of senior officer of [Name of Independent Environmental Social Consultant / RPM] has caused this certificate to be duly executed as of the date first written above.

[Name of Independent Environmental Social Consultant / RPM]

By:

Appendix 4

Form of Borrower Environmental and Social Monitoring Report

TABLES

FIGURES

ACRONYMS

EXECUTIVE SUMMARY

1. INTRODUCTION

2. PROJECT OVERVIEW

2.1 CONSTRUCTION AND OPERATION STATUS

2.2 PLANNED CONSTRUCTION FOR THE FOLLOWING MONTH

3. ISSUES TABLE

4. ENVIRONMENT, HEALTH AND SAFETY AND SOCIAL PERFORMANCE MANAGEMENT SYSTEMS (HEADER)

4.1 SUMMARY

(a) STATUS OF ESAP AND CORRECTIVE ACTION PLAN DELIVERABLES

(b) STATUS OF ESMS IMPLEMENTATION

(c) MONITORING AND REPORTING (INCLUDING GREENHOUSE GASES)

(d) INFORMATION ON ACCIDENTS, SPILLS OR OTHER INCIDENTS

4.2 NON-CONFORMANCES

4.3 FINDINGS AND OBSERVATIONS

5. SUMMARY OF THE IMPLEMENTATION AND RESULTS OF THE ESMP

5.1 STATUS OF LICENSES AND PERMITS

5.2 MANAGEMENT OF ENVIRONMENTAL AND SOCIAL RISKS AND IMPACTS

5.3 LABOR AND WORKING CONDITIONS (INCLUDING WORKING ACCIDENTS STATISTICS AND TRAINING)

5.4 RESOURCE EFFICIENCY AND POLLUTION PREVENTION AND ABATEMENT

5.5 COMMUNITY HEALTH, SAFETY, AND SECURITY (INCLUDING FREQUENCY RATE STATISTICS)

5.6 COMPENSATION, LIVELIHOOD RESTORATION

5.7 BIODIVERSITY CONSERVATION AND SUSTAINABLE NATURAL RESOURCE MANAGEMENT

5.8 CULTURAL HERITAGE

5.9 GRIEVANCE MECHANISM AND STAKEHOLDER ENGAGEMENT SUMMARY

6. COMPLIANCE WITH GOVERNMENT REQUIREMENTS (LOCAL ENVIRONMENTAL PERMITTING)

7. APPENDICES

SCHEDULE Q

PROJECT SOURCES AND USES

The project sources and uses set forth below (the "Project Sources and Uses") are derived from the Initial Base Case Financial Model for the periods from REDACTED [date redacted] to the Target Completion Date.

$ Millions

SOURCES:	REDACTED [amount redacted]

Pre-Completion Operating Cash Flow	47.9

Project Cost Overrun Funding	120

Credit Facility	REDACTED [amount redacted]

Initial Required Equity Amount (incl. Principal Payments in respect of REDACTED [name redacted] Equipment Loans and amounts spent on Capital Expenditures)

Total SOURCES	REDACTED [amount redacted]

USES:

Initial Capital Expenditures	REDACTED [amount redacted]

Additional Contingency for Capital Expenditures	REDACTED [amount redacted]

Sustaining Capital	REDACTED [amount redacted]

Transaction Fees	REDACTED [amount redacted]

Debt Service Charges	REDACTED [amount redacted]

Mandatory Prepayment (Cash sweep)	REDACTED [amount redacted]

Debt Service Reserve Minimum	REDACTED [amount redacted]

Operating Reserve Minimum	REDACTED [amount redacted]

Total USES	REDACTED [amount redacted]

SOURCES Surplus/(Deficit)	REDACTED [amount redacted]

The Project Sources and Uses do not include funds for the Sponsor's corporate general and administration expenses nor for exploration expenditures.

Q-1

SCHEDULE R

INSURANCE

1. The Borrower shall maintain or cause to be maintained in effect, with reputable insurance companies which have a minimum insurance financial strength rating of A- or better from Standard & Poor's or A.M. Best or any equivalent thereof and are otherwise acceptable to the Lenders in their reasonable discretion such insurance with respect to the properties and business of the Borrower (including, for certainty, the Project) against such casualties and contingencies and of such types and in such amounts and at all relevant times as required by applicable Law and otherwise as are set forth in the Appendices to this Schedule R, except to the extent that such insurances are not generally available in the Mexican insurance market.

2. The Borrower shall provide the Administrative Agent with not less than ten Banking Days prior written notice of any proposed change of any insurance company providing insurance coverage of the nature referred to in clause 1 above, and any such change shall be consistent with the provisions of this Agreement.

3. The Borrower shall ensure that all premiums required to be paid in order to ensure that the policies referred to in this Schedule R are in full force and effect, shall be paid as and when the same shall become due and payable and shall otherwise comply with each other term and condition of such policies so as to ensure that such policies are, and shall continue, in full force and effect.

4. All of the insurance policies relating to the Project shall, in each case, in accordance with best practices of the mining industry having regard, inter alia, to prevailing market practice in connection with comparable facilities for projects similar to the Project specify the applicable Collateral Agent (on behalf of the Finance Parties) as an additional insured in respect of the general liability policy and the Administrative Agent (on behalf of the Finance Parties) and as an additional insured and first loss payee (as its interest may appear), as applicable, under all property and builder's all risk insurance policies and marine cargo policies, and contain such endorsements in favour of the Administrative Agent as the Administrative Agent shall reasonably require (including that the applicable policy shall not be invalidated as against the Finance Parties by reason of any action or failure to act of the Borrower or any other Person) including:

(a) not be cancellable (or non-renewable or subject to a decrease in the scope or amount of coverage (including by way of increase in any deductible)) as against the Finance Parties (including for failure to pay premiums) or subject to material alteration of any kind without (A) in the case of any such action, sixty (60) days written notice of such action having been given by the Borrower or the issuer of the relevant policy to the Administrative Agent, and (B) in the case of any such material alteration, the prior written consent of the Majority Lenders;

(b) a clause or endorsement stating that the interest of the Administrative Agent shall not be impaired or invalidated by any act or neglect of the Borrower or the owner of any premises for purposes more hazardous than are permitted by such policy;

(c) a clause or endorsement stating that the insurer(s) agrees to waive all rights of subrogation or recourse which it may have or acquire against any insured party or any of the Finance Parties and their respective officers, directors, employees and assigns, arising out of any occurrence in respect of which any claim is admitted under the policy;

(d) a clause or endorsement stating that the insurer(s) agree that this insurance shall be primary and not excess to or contributing with any other insurance maintained by any insured;

(e) provide for waiver of any right of set-off, recoupment, subrogation, counterclaim or any other deduction, by attachment or otherwise, with respect to any liability of the beneficiary of such policy (including the incorporation of a "non-vitiation" provision) and provide that all amounts payable by reason of loss or damage to any of the Secured Assets shall be payable in a manner which is consistent with this Schedule R);

(f) provide for payments of claims thereunder in United States dollars; and

(g) otherwise (including with respect to the identity of the brokers, insurers, re-insurers and/or indemnities involved in connection with the solicitation, placement and issue of such insurance policies) be in form and substance reasonably satisfactory to the Administrative Agent.

In connection with the foregoing, the Borrower shall execute and deliver notices to the brokers, underwriters and insurance companies through or with whom any policy of insurance maintained in connection with the Secured Assets have been effected in such form as the Administrative Agent may from time to time reasonably request, and (y) procure that any insurer effecting any facultative reinsurance of any policy of insurance maintained in connection with the Project execute and deliver such notices to the issuer of any such policy of reinsurance as the Administrative Agent may from time to time reasonably request.

5. The Borrower shall not at any time do or omit to do anything whereby any insurance required to be effected pursuant to this Schedule R would, or would be likely to, be rendered void or voidable or suspended, impaired or defeated in whole or in part.

6. The Borrower shall make full disclosure of all relevant issues and facts to the issuer of each insurance policy maintained in connection with the Secured Assets such that no such issuer will be entitled to vitiate, cancel or otherwise refuse or decline to honour the terms of, or pay claims in respect of, any such insurance policy.

7. The Borrower shall cause proceeds, if any, of all property, marine cargo and builder's all risk insurance maintained by the Borrower pursuant to this Agreement in respect of the Project to be applied as follows:

(a) in the absence of an Event of Default that is continuing, all proceeds from builder's all risks, marine cargo or all risks property insurance required to be maintained under this Agreement which has been received by the Borrower shall be promptly deposited into the relevant Proceeds Account and may be applied by the Borrower to the repair, replacement or restoration of the assets in respect of which the relevant proceeds were received or for reimbursement of the Person which effected such repair, replacement or restoration;

(b) subject to paragraph 11 of this Schedule R, during the occurrence and continuance of an Event of Default, all proceeds from property insurance shall be paid to the Administrative Agent and applied as the Majority Lenders shall determine, in their sole discretion;

(c) all amounts received in respect of any business interruption insurance or insurance with respect to delay in start-up, excess costs or soft costs shall be deposited into the relevant Proceeds Account; and

8. All amounts received by the Borrower in respect of any liability insurance may be paid directly to the third party suffering the loss to which such amount relates, and is not required to be deposited into the relevant Proceeds Account.

9. In the event that the Borrower makes any claim under any insurance policy, it shall be solely responsible for and shall pay any deductible in connection with such claim.

10. For the avoidance of doubt, no Finance Party shall be under any obligation to the underwriters, insurance companies, or brokers by or through whom any policy of insurance referred to in this Schedule R shall be effected.

11. For certainty, any insurance proceeds arising from the relevant Secured Assets on or after the Enforcement Date shall be applied in accordance with Section 13.24 of this Agreement.

APPENDIX 1

Construction Phase Insurances

The following insurance to be maintained prior to the Completion Date:

1.1 Construction all risks insurance

1. Insured Parties

(a) The Borrower;

(b) All contractors and/or subcontractors of any tier;

(c) in respect of activities on or about the Project site only, architects, consultant engineers and the Finance Parties advisers/consultants including the Technical Agent; and

(d) the Finance Parties,

each for their respective rights and interests.

2. Insured property

The works and all equipment, services, materials, plant, machinery, stocks, spares, permanent or temporary buildings and all other property of whatsoever nature or description (but excluding construction plant and equipment) related to the Project or for which the Borrower has agreed to insure including offsite storage.

3. Scope of cover

All risks of physical loss of damage (including that caused by machinery breakdown) which are normally insurable and not excluded in relation to all property and interests of every description used for and intended for incorporation in the works and or plant relating to design, fabrication, construction, erection, installation, supply, testing and commissioning of the Project.

4. Sum insured

Representing the full reinstatement of the Works, other than:

(a) Storm, Tempest, Flood, Landslide, Hurricane or cyclone, subsidence, collapse, earthquake or tsunami - limit REDACTED [amount redacted] in the aggregate; and

(b) Underground Works - limit REDACTED [amount redacted] in the aggregate.

5. Territorial limits Anywhere in Mexico.

6. Period of insurance

From the Financial Closing Date to the Completion Date.

7. Main exclusions

(a) War, Civil War, Terrorism, etc.;

(b) Nuclear Risks;

(c) Wear and Tear but not the consequent loss or damage;

(d) Unexplained shortage;

(e) Consequential financial losses;

(f) Asbestos;

(g) Mould;

(h) Electronic Data;

(i) Piling;

(j) Tunneling;

(k) Strikes, Riots and Civil Commotion;

(l) Radioactive Contamination;

(m) Cyber;

(n) Communicable Disease;

(o) Sanctions;

(p) LEG 2/96;

(q) Second Hand and/or Used Equipment;

(r) Transmission & Distribution Lines; and

(s) Mining Operations.

8. Extensions and conditions

(a) Lost/damaged plans, documents and computer records;

(b) Automatic Reinstatement of Sum Insured;

(c) Professional Fees clause with a limit of REDACTED [amount redacted];

(d) Debris Removal clause with a limit of REDACTED [amount redacted] each and every claim;

(e) 72 Hour clause;

(f) Expediting Expenses with a limit of REDACTED [amount redacted] each and every claim;

(g) Local authority requirements with a limit of REDACTED [amount redacted] each and every claim;

(h) Fire Fighting Expenses with a limit of REDACTED [amount redacted] each and every claim;

(i) Property in transit with in Mexico with a limit of REDACTED [amount redacted] for any one loss;

(j) Property in storage at offsite location with a limit of REDACTED [amount redacted] for any one loss;

(k) General Waiver of Subrogation;

(l) Interim payments of claims;

(m) Lenders Endorsements (including non-vitiation, loss payee, charge and notice clauses);

(n) Primary Insurance clause; and

(o) Including property in use unless insured under an insurance required by Appendix 2.

9. Deductible

(a) Work on in or under access and development of underground works and anything therein, Hot Testing and Commissioning and during the Maintenance Period of Insurance - REDACTED [amount redacted] each and every loss;

(b) Storm, Tempest, Flood, Hurricane or Cyclone, Subsidence, Collapse, Earthquake or Tsunami - REDACTED [percentage redacted] of the values at the time of the loss subject to a minimum of REDACTED [amount redacted] each and every loss;

(c) Landslide - REDACTED [percentage redacted] of the values at the time of the loss subject to a minimum of REDACTED [amount redacted] each and every loss;

(d) All other losses - REDACTED [amount redacted] - each and every loss;

(e) REDACTED [amount redacted] each and every loss in respect of underground loss; and

(f) Water Damage - REDACTED [amount redacted] each and every loss.

1.2 Construction All Risks related Delay in Start Up

10. The Insured

(a) The Borrower; and

(b) the Finance Parties,

each for their respective rights and interests.

11. Interest

To indemnify the Insured for loss of Fixed Costs and Debt Service provision (including interest and principal repayments) and/or increased cost of working following a delay in the Project resulting from physical loss or damage indemnifiable under the Construction All Risks insurances

12. Minimum Sum insured

An amount not less than Fixed Costs and Debt Service provision for the Indemnity Period (as defined below)

13. Indemnity Period

Not less than Twelve (12) months (the "Indemnity Period")

14. Period of Insurance

From the Financial Closing Date to the Completion Date.

15. Main Exclusions

As per Construction All Risks Insurances.

16. Extensions and Conditions

(a) Service Interruption;

(b) Professional Accountants;

(c) Suppliers/Customer's premises;

(d) Denial of Access;

(e) Lenders Endorsements (including non-vitiation, loss payee, charge and notices clauses);

(f) Primary Insurance clause; and

(g) Interim payment of claims.

17. Time Excess

Not to exceed 90 days in the aggregate other than 150 days in the aggregate for earthquake

1.3 Third party liability insurance

18. The insured

(a) The Borrower;

(b) All contractors and/or subcontractors of any tier;

(c) in respect of activities on or about the Site only, architects, consultant engineers and the Finance Parties advisers/consultants including the Independent Technical Consultant; and

(d) the Finance Parties,

each for their respective rights and interests.

19. Interest

To indemnify the Insured in respect of all sums that they may become legally liable to pay consequent upon death or personal injury to persons and loss or damage to property in connection with the Project.

20. Limit of indemnity

Not less than REDACTED [amount redacted] in respect of any one occurrence, the number of occurrences being unlimited apart from products liability, completed operations and sudden and accidental pollution where each cover is to have a limit of not less than - REDACTED [amount redacted] any one occurrence and in the aggregate for the period of insurance.

21. Territorial limits Anywhere in Mexico

22. Period of insurance

From the Financial Closing Date until the Completion Date.

23. Main exclusions

(a) Pollution and contamination unless sudden and accidental (absolute pollution exclusion for claims brought in USA);

(b) Nuclear risks;

(c) War and terrorism risks;

(d) Property insured under the Construction All Risks or Property All Risks Insurance;

(e) Employment related practices liability;

(f) Asbestos;

(g) Silica;

(h) Mould and Fungi;

(i) Fines, penalties and punitive damages; and

(j) Professional liability.

24. Extensions and conditions

(a) Cross Liability clause;

(b) Contractual Liability;

(c) Fire fighting expense;

(d) Legal liability for damage to hired automobiles with a limit of REDACTED [amount redacted] any one occurrence;

(e) Claims costs included within the limit of indemnity in respect of claims brought in USA;

(f) General Waiver of Subrogation;

(g) Sudden and accidental pollution (apart from claims brought in USA);

(h) Lenders Endorsements (including non-vitiation, loss payee, charge and notices clauses);

(i) Primary Insurance clause; and

(j) Including officers, directors and employees as insured parties.

25. Deductible/Retention

Not to exceed - REDACTED [amount redacted]- each occurrence.

1.4 Marine Cargo Insurance

26. The Insured

(a) The Borrower;

(b) All other contractors and subcontractors of any tier;

(c) Consultants, sub-consultants, architects, engineers, manufacturers and suppliers of any tier; and

(d) the Finance Parties,

each for their respective rights and interests.

27. Interest

To indemnify the Insured against the risks of loss, damage or destruction of all materials or components sourced overseas that will be used for incorporation into the contract works or temporary works (including war and strike) from suppliers' premises in the course of transit from anywhere in the world by any means of conveyance until they are delivered and unpacked at the Project site, including loading or unloading to the Project site.

28. Minimum sum Insured

A sum equal to the maximum value in respect of any one conveyance, and any one location being REDACTED [amount redacted] any one conveyance and any one warehouse location.

29. Scope of Cover

All risk of physical loss or damage including:

• General average clause;

• Institute Cargo Clauses (A);

• Institute Cargo Clauses (Air);

• Institute War Clauses (Cargo, Air Cargo);

• Institute Strikes Clauses (Cargo, Air Cargo);

• Institute Classification Clause;

• Institute Replacement Clause;

• Debris Removal Clause;

30. Period of Insurance

From and including the Financial Closing Date to the Completion Date.

31. Excess/Deductible

Not to exceed REDACTED [amount redacted] each and every loss for transit and USD REDACTED [amount redacted] for stock.

32. Extensions and Conditions

• 50/50 Marine Construction Loss Sharing Clause;

• Lenders Endorsements (including non-vitiation, loss payee, charge and notice clauses);

• General Waiver of Subrogation; and

• Primary Insurance Clause.

1.5 Marine Cargo related Delay in Start Up

33. The Insured

(a) The Borrower; and

(b) the Finance Parties,

each for their respective rights and interests.

34. Interest

To indemnify the Insured for loss of Fixed Costs and Debt Service provision and in addition increased costs following loss or damage which is indemnifiable or would be indemnifiable but for the application of the excess under the Marine Cargo Insurance;

35. Minimum Sum insured

An amount not less than Fixed Costs and Debt Service for the indemnity period

36. Indemnity Period Twelve (12) months

37. Period of Insurance

From the Financial Closing Date to the Completion Date.

38. Main Exclusions

As per Marine Cargo Insurances.

39. Extensions and Conditions

(a) Lenders Endorsements (including non-vitiation, loss payee, charge and notices clauses);

(b) Primary Insurance clause;

(c) Interim payment of claims;

40. Time Excess

Not to exceed 60 days any one loss

1.6 Terrorism and Terrorism DSU Insurance

41. Insured Parties

As per CAR/DSU insurances

42. Insured Property

As per CAR/DSU insurances

43. Scope of Cover

Physical loss of damage to the permanent works and temporary works including all designs drawings specifications and plans to be provided process plant machinery equipment unfixed materials and goods and all other property for use in connection with the works and expansion including lifting plant caused by:

• Acts of terrorism

• Strikes, riots and/or civil commotion

44. Sum Insured

REDACTED [amount redacted] loss limit

45. Territorial Limits

As per CAR/DSU insurances

46. Period of Insurance

As per CAR/DSU insurances

47. Main Exclusions

(a) Damage arising directly or indirectly from nuclear detonation, nuclear reaction, nuclear radiation or radioactive contamination, however such nuclear detonation, nuclear reaction, nuclear radiation or radioactive contamination may have been caused.

(b) Damage arising from War (whether before or after the outbreak of hostilities) between any two or more of the following: China, France, the Russian Federation, the United Kingdom and the United States of America.

(c) Damage occasioned directly or indirectly by war, invasion or warlike operations (whether war be declared or not), hostile acts of sovereign or government entities, civil war, rebellion, revolution, insurrection, military or usurped power or martial law.

(d) Damage caused by those Insured Events where cover has not been purchased by the Insured, as set out in the Risk Details.

(e) Damage caused by seizure, confiscation, requisition, detention, legal or illegal occupation, embargo, quarantine, or any result of any order of public or government authority which deprives the Insured of the use or value of the Insured Property, nor for Damage arising from acts of contraband or illegal transportation or illegal trade.

(f) Damage directly or indirectly arising from or in consequence of the seepage and/or discharge of pollutants or contaminants, which pollutants and contaminants shall include but not be limited to any chemical or biological material or substance, any solid, liquid, gaseous or thermal irritant, contaminant or toxic or hazardous substance or any substance the presence, existence or release of which endangers or threatens to endanger the health, safety or welfare of persons or the environment.

48. Extensions and Conditions

(a) Claims Preparation Expenses

(b) Debris Removal Expenses

(c) Demolition and Increased Cost of Construction

(d) Hired in Plant]

(e) Loss Control Clause

49. Maximum Deductible Not to exceed:

• CAR: REDACTED [amount redacted]

• DSU 90 Days Waiting Period

1.7 Compulsory insurance

Insurances required to comply with all statutory requirements including Worker's Compensation and Auto Liability Insurances.

APPENDIX 2

Operating Phase Insurances

1.8 Property all risks insurance

1. The Insured

(a) The Borrower;

(b) All other contractors and/or sub-contractors of any tier;

(c) Consultants, suppliers and vendors all of any tier whilst carrying out physical work associated with the Project on or about the Site or caused by their physical presence on or movement about the Site; and

(d) the Finance Parties;

each for their respective rights and interests.

2. Insured property

Anything comprising the buildings and infrastructure and all contents, machinery, plant, equipment, materials, stocks, spares and real property of whatsoever nature or description in respect of the Project whether, owned, leased, hired or borrowed by any of the Insured, or held in the care, custody or trust of any of the Insured or for which the Insured are or may be otherwise responsible or have agreed to insure in respect of the Project.

3. Scope of cover

All risks of physical loss or damage including loss or damage by electrical and mechanical breakdown which are normally insurable and not normally excluded.

4. Sum insured

Not less than an amount equivalent to the total reinstatement value of the insured property or a first loss limit to be agreed with the Lenders and to be not less than the estimated maximum loss.

5. Territorial limits Anywhere in Mexico

6. Period of insurance

From the Completion Date and to be renewed annually until the Secured Obligations Termination Date.

7. Main exclusions

(a) War, civil war, terrorism etc.

(b) Nuclear Risks

(c) Wear, tear and general deterioration but not the consequent loss or damage

(d) Unexplained shortages

(e) Consequential financial Losses

(f) Any part of the insured property which is in itself defective in design, workmanship and materials but this exclusion shall not apply to other parts of the insured property damaged in consequence of such a defect.

(g) Cyber

(h) Communicable disease

8. Extensions and conditions

(a) Including damage to buildings by thieves and theft of building fixtures or fittings for which the Insured is responsible

(b) Automatic Reinstatement of Sum Insured

(c) Including pollution and contamination to the insured property arising from an event which itself is not otherwise excluded

(d) Contract works including works and temporary works erected or in the course of erection including materials and other things for incorporation in the Project up to a sum of REDACTED [amount redacted]

(e) Interim payment of claims

(f) Capital Additions

(g) Debris Removal

(h) Professional Fees

(i) Local Authorities clause including undamaged portions

(j) Replacement of documents and computer records

(k) General Waiver of Subrogation

(l) Lenders Endorsements (including non-vitiation, loss payee, charge and notices clauses)

(m) Primary Insurance clause

(n) 72 hours clause

(o) Services clause

9. Deductible/Retention

(a) Earthquake - REDACTED [percentage redacted] of the values at the time of the loss subject to a minimum of - REDACTED [amount redacted] each and every loss for each peril; and

(b) Flood and Windstorm - REDACTED [percentage redacted] of the values at the time of the loss subject to a minimum of - REDACTED [amount redacted ]each and every loss for each peril;

(c) All other losses - REDACTED [amount redacted] - each and every loss.

1.9 Business interruption insurance

10. The insured

(a) The Borrower; and

(b) the Finance Parties,

each for their respective rights and interests.

11. Interest

To indemnify the Insured for:

(a) loss of anticipated gross revenue less costs saved or not incurred and in addition increased costs of working; and

(b) increased cost of working reasonably and necessarily incurred in excess of the cover under (a) above following loss or damage which is indemnifiable or would be indemnifiable but for the application of the excess under the Property All Risks Insurance.

12. Sum insured

To as a minimum to be an amount sufficient to pay debt service (including principal and interest repayments) and fixed costs during the indemnity period.

13. Indemnity period

(a) The period commencing from the date of the loss or damage and ending when the results of the insured business cease to be affected in consequence of the loss or damage. Not exceeding the Indemnity Period Limit.

(b) The Indemnity Period Limit shall not be less than twelve (12) months.

14. Territorial limits

As for the Property All Risks Insurance.

15. Period of insurance

From the Financial Closing Date to and including the Secured Obligations Termination Date and to be renewed annually until the final disbursement.

16. Main exclusions

As for the Property All Risks Insurance (other than consequential financial loss).

17. Main extensions

(a) Suppliers Extension with a minimum limit of REDACTED [amount redacted]

(b) Prevention of Access

(c) Public Utilities

(d) Interim payment of claims

(e) General Waiver of Subrogation (including the Authority)

(f) Lenders Endorsements (including non-vitiation, loss payee, charge and notices clauses)

(g) Primary Insurance clause

(h) Auditors fees

18. Waiting Period

Not to exceed forty-five (45) days of each occurrence or such greater number of days as determined by the Borrower in consultation with the Lenders.

1.10 Third party liability insurance

19. The insured

(a) The Borrower;

(b) All other contractors and/or sub-contractors of any tier;

(c) Consultants, suppliers and vendors all of any tier whilst carrying out physical work associated with the Project on or about the Site or caused by their physical presence on or movement about the Site; and

(d) the Finance Parties;

each for their respective rights and interests.

20. Interest

To indemnify the Insured in respect of all sums that they may become legally liable to pay consequent upon death or personal injury to persons and loss or damage to property arising from or in connection with operation of the Project.

21. Limit of indemnity

Not less than REDACTED [amount redacted] in respect of any one occurrence, the number of occurrences being unlimited but in the aggregate of products liability and completed operations.

22. Territorial limits Anywhere in Mexico

23. Period of insurance

As for the Property All Risks Insurance.

24. Main exclusions

(a) Pollution and contamination unless sudden and accidental;

(b) Employers liability;

(c) Vehicles licensed for road use in circumstances regulated by the Road Traffic Act;

(d) Nuclear risks;

(e) War and terrorism;

(f) Employment practices liability;

(g) Mould and Fungi; and

(h) Asbestos

25. Extensions and conditions

(a) Cross Liability clause

(b) Contractual Liability

(c) Products Liability

(d) Personal Injury to include false arrest, invasion of privacy, detention, libel, slander or defamation

(e) Tenant's legal liability with a limit of REDACTED [amount redacted] any one occurrence;

(f) Forest Fire fighting expense;;

(g) Legal liability for damage to hired automobiles with a limit of REDACTED [amount redacted] any one occurrence;

(h) Non-owned auto liability with a limit of not less than REDACTED [amount redacted].

(i) General Waiver of Subrogation

(j) Lenders Endorsements (including non-vitiation, loss payee, charge and notices clauses)

(k) Primary Insurance clause

(l) Costs and Expenses clause

(m) Including officers, directors and employees as Insured Parties

26. Deductible/Retention

Not to exceed REDACTED [amount redacted] in respect of each occurrence or such higher amount as determined by the Borrower in consultation with the Lenders.

1.11 Terrorism and Terrorism DSU Insurance

27. Insured Parties

As per OAR/BI insurances

28. Insured Property

As per OAR/BI insurances

29. Scope of Cover

Loss of or damage to all real property of whatsoever nature or description which is the property of the Insured or for which they are required to insure in connection with the operation and maintenance of the Project and resultant Business Interruption caused by:

• Acts of terrorism

• Strikes, riots and/or civil commotion

30. Sum Insured

REDACTED [amount redacted] combined single limit per occurrence. The limit is to be reviewed on an annual basis taking into consideration the estimated maximum loss studies and market capacity.

31. Territorial Limits

As per OAR/BI insurances

32. Period of Insurance

As per OAR/BI insurances

33. Main Exclusions

(a) Damage arising directly or indirectly from nuclear detonation, nuclear reaction, nuclear radiation or radioactive contamination, however such nuclear detonation, nuclear reaction, nuclear radiation or radioactive contamination may have been caused.

(b) Damage arising from War (whether before or after the outbreak of hostilities) between any two or more of the following: China, France, the Russian Federation, the United Kingdom and the United States of America.

(c) Damage occasioned directly or indirectly by war, invasion or warlike operations (whether war be declared or not), hostile acts of sovereign or government entities, civil war, rebellion, revolution, insurrection, military or usurped power or martial law.

(d) Damage caused by those Insured Events where cover has not been purchased by the Insured, as set out in the Risk Details.

(e) Damage caused by seizure, confiscation, requisition, detention, legal or illegal occupation, embargo, quarantine, or any result of any order of public or government authority which deprives the Insured of the use or value of the Insured Property, nor for Damage arising from acts of contraband or illegal transportation or illegal trade.

(f) Damage directly or indirectly arising from or in consequence of the seepage and/or discharge of pollutants or contaminants, which pollutants and contaminants shall include but not be limited to any chemical or biological material or substance, any solid, liquid, gaseous or thermal irritant, contaminant or toxic or hazardous substance or any substance the presence, existence or release of which endangers or threatens to endanger the health, safety or welfare of persons or the environment.

34. Extensions and Conditions

(a) Claims Preparation Expenses

(b) Debris Removal Expenses

(c) Demolition and Increased Cost of Construction

(d) Hired in Plant

(e) Loss Control Clause

35. Maximum Deductible Not to exceed:

• OAR: REDACTED [amount redacted]

• BI: 45 days

1.12 Compulsory insurance

Insurances required to comply with all statutory requirements including Worker's Compensation and Auto Liability insurance.

1.13 Other insurances

Such other insurances which the Administrative Agent may require from time to time and which it considers necessary and prudent.

SCHEDULE S

FORM OF NOTES

[NTD: Updated Form of Note for Tranche Three to be added.]

Initial Tranches

NON-NEGOTIABLE PROMISSORY NOTE	PAGARÉ NO NEGOCIABLE
Principal Amount: U.S.$[•]	Monto Principal: E.U.A.$ [•]
For value received, the undersigned, Terronera Precious Metals, S.A. de C.V. (the "Borrower"), a corporation (sociedad anónima de capital variable) duly organized and existing under the laws of the United Mexican States ("Mexico"), by this Promissory Note unconditionally promises to pay to the order of [•] (the "Lender"), the principal sum of U.S. $[•] ([•] dollars 00/100, currency of the United States of America), payable on payable in the Unidos de América), following amounts and on the following dates (each a "Principal Payment Date"):	Por valor recibido, la suscrita, Terronera Precious Metals, S.A. de C.V. (el "Deudor"), una sociedad anónima de capital variable debidamente constituida y existente bajo las leyes de los Estados Unidos Mexicanos ("México"), por este Pagaré promete incondicionalmente pagar a la orden de [•] (el "Acreedor") la suma principal de E.U.A. $[•] ([•] pagadera en las dólares 00/100, moneda de los Estados siguientes cantidades y en las siguientes fechas (cada una, una "Fecha de Pago de Principal"):
Principal Payment
Date
Amount
December 31, 2025
$1,000,000
March 31, 2026
$2,500,000
June 30, 2026
$3,500,000.00
September 30, 2026
$5,000,000.00
December 31, 2026
$6,500,000.00
March 31, 2027
$4,000,000.00
June 30, 2027
$4,500,000.00
September 30, 2027
$2,000,000.00
December 31, 2027
$2,500,000.00
March 31, 2028
$3,500,000.00
June 30, 2028
$4,000,000.00

Fecha de Pago de
Principal
Monto
31 de Diciembre de 2025
$1,000,000
31 de Marzo de 2026
$2,500,000
30 de Junio de 2026
$3,500,000.00
30 de Septiembre de 2026
$5,000,000.00
31 de Diciembre de 2026
$6,500,000.00
31 de Marzo de 2027
$4,000,000.00
30 de Junio de 2027
$4,500,000.00
30 de Septiembre de 2027
$2,000,000.00
31 de Diciembre de 2027
$2,500,000.00
31 de Marzo de 2028
$3,500,000.00
30 de Junio de 2028
$4,000,000.00

September 30, 2028
$4,000,000.00
December 31, 2028
$5,500,000.00
March 31, 2029
$7,000,000.00
June 30, 2029
$6,500,000.00
September 30, 2029
$8,000,000.00
December 31, 2029
$9,000,000.00
March 31, 2030
$8,000,000.00
June 30, 2030
$5,000,000.00
September 30, 2030
$4,000,000.00
December 31, 2030
$4,000,000.00
March 31, 2031
$5,000,000.00
June 30, 2031
$5,000,000.00
September 30, 2031
$5,000,000.00
Maturity Date (as defined below)
$5,000,000.00

30 de Septiembre de 2028
$4,000,000.00
31 de Diciembre de 2028
$5,500,000.00
31 de Marzo de 2029
$7,000,000.00
30 de Junio de 2029
$6,500,000.00
30 de Septiembre de 2029
$8,000,000.00
31 de Diciembre de 2029
$9,000,000.00
31 de Marzo de 2030
$8,000,000.00
30 de Junio de 2030
$5,000,000.00
30 de Septiembre de 2030
$4,000,000.00
31 de Diciembre de 2030
$4,000,000.00
31 de Marzo de 2031
$5,000,000.00
30 de Junio de 2031
$5,000,000.00
30 de Septiembre de 2031
$5,000,000.00
Fecha de Vencimiento
(según se define más adelante)
$5,000,000.00

provided that, in any case, the aggregate outstanding principal amounts evidenced by this Promissory Note shall be paid on the Maturity Date (as such term is defined below).	en el entendido que, en cualquier caso, todas las sumas de principal adeudadas al amparo del presente Pagaré deberán pagarse en la Fecha de Vencimiento (según se define más adelante).
The Borrower also promises to pay interest on the outstanding and unpaid principal amount of this Promissory Note, from the date hereof until the date in which the principal amount hereof is paid in full, on each Interest Payment Date (as such term is defined below), at an annual rate equal to the Adjusted Term SOFR (as defined below) plus the Applicable Margin (as defined below). Interest shall be payable in arrears, on (i) each Interest Payment Date (as defined below), (ii) in case of any repayment or prepayment of the principal amount hereof, the unpaid interest on such principal amount will become due on the date of such repayment or prepayment (on the amount repaid or prepaid), and (iii) on the date of payment of the full principal amount of this Promissory Note.	El Deudor promete asimismo pagar intereses sobre el saldo insoluto de la suma de principal de este Pagaré, desde la fecha del presente hasta la fecha en que el monto de principal del presente sea pagado en su totalidad, en cada una de las Fechas de Pago de Intereses (según se define más adelante), a una tasa anual equivalente a la suma de la Tasa SOFR Ajustada (según se define más adelante) más el Margen Aplicable (según se define más adelante). Los intereses serán pagaderos en forma vencida, (i) en cada Fecha de Pago de Intereses (según se define más adelante), (ii) en caso de cualquier repago o prepago del monto de principal del presente, los intereses devengados y no pagados sobre dicho monto principal vencerán en la fecha de dicho prepago o repago (sobre la suma repagada o prepagada), y (iii) en la fecha del pago del saldo total de principal del presente Pagaré.

Any principal amount and (to the extent permitted by applicable law), interest not paid when due under this Promissory Note shall bear interest for each day until such amount is paid, payable on demand, at a rate per annum equal at all times to the sum of 2.00% per annum plus the Adjusted Term SOFR rate, plus the Applicable Margin.	Cualquier cantidad de principal y (en la medida permitida por la legislación aplicable), de intereses que no sea pagada cuando sea debida conforme a este Pagaré, devengará intereses por cada día hasta que dicha cantidad sea pagada, pagadera a la vista, a una tasa anual igual a la suma de 2.00% anual más la Tasa SOFR Ajustada, más el Margen Aplicable.
Interest hereunder shall be calculated on the basis of the actual number of days elapsed divided by 360 (including the first day but excluding the last day of the corresponding Interest Period).	Los intereses devengados conforme al presente serán calculados sobre la base del número de días efectivamente transcurridos divididos entre 360 (incluyendo el primer día pero excluyendo el último día del Período de Intereses correspondiente).
For purposes of this Promissory Note, the following terms shall have the following meanings:	Para efectos de este Pagaré, los siguientes términos tendrán los siguientes significados:
"Adjusted Term SOFR" means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that, if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be the Floor.	"Tasa SOFR Ajustada" significa, para efectos de cualquier cálculo, la tasa anual igual a (a) la Tasa SOFR para dicho cálculo más (b) el Ajuste de la Tasa SOFR; en el entendido que, si la Tasa SOFR Ajustada fuera inferior al Piso, entonces la Tasa SOFR Ajustada será Piso.
"Administrative Agent" means ING Capital LLC	"Agente Administrativo" significa ING Capital LLC.
"Applicable Margin" means 4.50% per annum.	"Margen Aplicable" significa 4.50% por año.
"Banking Day" means any day, other than Saturday and Sunday, on which banks generally are open for business in Vancouver, British Columbia, New York, New York, Dublin, Ireland and Mexico City, Mexico (in this last case pursuant to the calendar approved by the National Banking and Securities Commission (Comisión Nacional	"Día Bancario" significa cualquier día, distinto a sábado y domingo, en que los bancos generalmente están abiertos al público en Vancouver, Columbia Británica, Nueva York, Nueva York, Dublín, Irlanda y Ciudad de México, México (en este último caso conforme al calendario aprobado por la Comisión Nacional Bancaria y de Valores), según lo

Bancaria y de Valores)), as determined by the Lender acting reasonably.	determine el Acreedor actuando razonablemente.
"Floor" means a rate of interest equal to zero percent (0%).	"Piso" significa un tasa de interés igual al cero por ciento (0%).
"Interest Payment Date" means the last day of each Interest Period and the Maturity Date.	"Fecha de Pago de Intereses" significa el último día de cada Periodo de Intereses y la Fecha de Vencimiento.
"Interest Period" means, a period of [one (1) / three (3) / six (6) months]; provided that (a) the initial Interest Period shall commence on the date hereof and each Interest Period occurring thereafter shall commence on the day on which the next proceeding Interest Period expires; (b) if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day; and (c) no Interest Period may be selected that would end after the last day of the Maturity Date.	"Período de Intereses" significa, un período de [un (1) / tres (3) / seis (6) meses]; en el entendido, que (a) el primer Período de Interés iniciará en la fecha del presente Pagaré y cada Período de Interés subsecuente iniciará el día en que venza el siguiente Período de Interés que haya iniciado; (b) si un Período de Interés vence en un día que no es un Día Bancario, dicho Período de Interés vencerá en el siguiente Día Bancario, salvo si dicho Día Bancario siguiente cae en el siguiente mes, en cuyo caso el Período de Interés se recorrerá para efectos de que termine en el último Día Bancario anterior; y (c) no se podrá seleccionar ningún Período de Interés que termine después del último día de la Fecha de Vencimiento.
"Maturity Date" means December 31, 2031, provided, that if the Maturity Date is not a Banking Day, the Maturity Date shall end on the immediately preceding Banking Day.	"Fecha de Vencimiento" significa el 31 de Diciembre de 2031, en el entendido que, si la Fecha de Vencimiento no fuere un Día Bancario, la Fecha de Vencimiento será en el Día Bancario anterior.
"Official Body" means any federal, national, state or municipal government or government of any political subdivision thereof, or any agency, public registry, authority, board, central bank, monetary authority, commission, department or instrumentality thereof (including any supra-national bodies such as the European Union), or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.	"Autoridad Oficial" significa cualquier gobierno federal, nacional, estatal o municipal, o gobierno de cualquier subdivisión política de los mismos, o cualquier agencia, registro público, autoridad, consejo, banco central, autoridad monetaria, comisión, departamento o instrumento de los mismos (incluidos los organismos supranacionales como la Unión Europea), o cualquier juzgado, tribunal, gran jurado, mediador, árbitro o árbitro, ya sea extranjero o nacional.
"SOFR" means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York.	"SOFR" significa una tasa igual a la tasa de financiamiento a un día administrada por el Banco de la Reserva Federal de Nueva York.

"Taxes" means all taxes, royalties, assessments, fees, rates, levies, imposts, deductions, dues, duties and other charges of any nature, including any interest, fines, penalties or other liabilities with respect thereto, imposed, levied, collected, withheld or assessed by any Official Body (including a federal, state, provincial, municipal or foreign Official Body), and whether disputed or not.	"Impuestos" significa todos los impuestos, derechos, contribuciones, tasas, gravámenes, imposiciones, deducciones, aranceles, derechos de aduana y otras cargas de cualquier naturaleza, incluidos los intereses, multas, sanciones u otras responsabilidades con respecto a los mismos, impuestos, recaudados, cobrados, retenidos o liquidados por cualquier Autoridad Oficial (incluidos las Autoridades Oficiales federales, estatales, provinciales, municipales o extranjeros), ya sean objeto de litigio o no.
"Term SOFR" means for any calculation, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the "Periodic Term SOFR Determination Day") that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) Banking Days prior to such Periodic Term SOFR Determination Day.	"Tasa SOFR" significa para cualquier cálculo, la Tasa SOFR de Referencia para un plazo comparable al Periodo de Intereses en el día (dicho día, el "Día de Determinación Tasa Base de la Tasa SOFR") que es dos (2) Días Hábiles de Valores de Estados Unidos antes de dicho día, tal y como dicha tasa es publicada por el Administrador SOFR, no obstante, si a las 5:00 p. m. (hora de Nueva York) de cualquier Día de Determinación Tasa Base de la Tasa SOFR la Tasa SOFR de Referencia no se ha publicado por el Administrador SOFR para el periodo aplicable, entonces la Tasa SOFR será la Tasa SOFR de Referencia aplicable a dicho periodo según sea publicada por el Administrador SOFR en el primer Día Hábil de Valores de Estados Unidos anterior para el cual dicha Tasa SOFR de Referencia para dicho periodo haya sido publicada por el Administrador SOFR siempre y cuando dicho primer Día Hábil de Valores de Estados Unidos anterior no sea mayo a tres (3) Días Bancarios anteriores a dicho Día de Determinación Tasa Base de la Tasa SOFR.
"Term SOFR Adjustment" means a percentage equal to 0.10% for an Interest Period of one (1) month, 0.15% for an Interest Period of three (3) months and 0.25% for an Interest Period of six (6) months.	"Ajuste de la Tasa SOFR" significa un porcentaje igual a 0.10% para un Periodo de Intereses de uno (1) mes, 0.15% para un Periodo de Intereses de tres (3) meses y 0.25% para un Periodo de Intereses de seis (6) meses.
"Term SOFR Administrator" means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the	"Administrador SOFR" significa CME Group Benchmark Administration Limited (CBA) (o un administrador sustituto del Tasa SOFR de

Term SOFR Reference Rate selected by the Lender in its reasonable discretion).	Referencia seleccionado por el Acreedor a su discreción razonable).
"Term SOFR Reference Rate" means the forward-looking term rate based on SOFR.	"Tasa SOFR de Referencia" la tasa a plazo prospectivo basado en SOFR.
"U.S. Government Securities Business Days" means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.	"Días Hábiles de Valores de Estados Unidos" significa cualquier día excepto (a) un sábado, (b) un domingo, o (c) un día en el que la Asociación de la Industria de Valores y Mercados Financieros (Securities Industry and Financial Markets Association) recomiende que los departamentos de renta fija de sus miembros permanezcan cerrados durante todo el día a efectos de negociación de valores de Estados Unidos.
"United States" means the United States of America.	"Estados Unidos" significa los Estados Unidos de América.
All payments hereunder shall be made in dollars of the United States, without setoff, counterclaim or other defense, not later than 12 p.m. (Eastern time) on the date when due, in immediately available funds, in the bank account number: REDACTED [account details redacted]. The Borrower agrees to reimburse upon demand, in like manner and funds, all documented costs and expenses of the holder hereof or of the Lender, with respect to the enforcement of this Promissory Note (including, without limitation, all reasonable legal costs and expenses).	Todos los pagos que deban hacerse conforme a este Pagaré serán efectuados, en dólares de los Estados Unidos, a más tardar a las 12:00 p.m. (hora del Este) en la fecha en que venzan, en fondos inmediatamente disponibles, sin compensación, deducción o defensa, a la cuenta número: REDACTED [account details redacted]. El Deudor conviene en rembolsar a la vista, en la misma forma y fondos, cualesquier costos y gastos documentados del tenedor del presente o del Acreedor, incurridos en relación con el procedimiento de cobro del presente Pagaré (incluyendo, sin limitación, los costos y gastos legales razonables).
Any and all payments by or on account of any obligation of the Borrower under this Promissory Note shall be made without deduction or withholding for any Taxes, except as required by applicable laws. If any applicable laws (as determined in the reasonable discretion of the Lender) require the deduction or withholding of any Tax from any such payment by the Lender or the Borrower, then the Lender or the Borrower shall be entitled to make such deduction or withholding.	Todos y cada uno de los pagos realizados por o a cuenta de cualquier obligación del Deudor en virtud de este Pagaré se efectuarán sin deducción o retención de ningún Impuesto, salvo lo exigido por las leyes aplicables. Si las leyes aplicables (según lo determine el Acreedor a su razonable discreción) exigen la deducción o retención de cualquier Impuesto de cualquier pago por parte del Acreedor o el Deudor, entonces el Acreedor o el Deudor tendrán derecho a realizar dicha deducción o retención.

This Promissory Note shall be governed by, and construed in accordance with, the laws of Mexico.	Este Pagaré se regirá e interpretará de acuerdo con las leyes de México.
For any legal action or proceeding arising out of or relating to this Promissory Note the Borrower expressly and irrevocably submits to the jurisdiction of any federal competent court sitting in Mexico City, Mexico, hereby expressly and irrevocably waiving any other jurisdiction to which it may now or hereafter be entitled to by reason of their present or future domiciles or otherwise.	Para cualquier acción o procedimiento legal que derive o se relacione con este Pagaré, el Deudor se somete en forma expresa e irrevocable a las leyes aplicables y tribunales federales competentes de la Ciudad de México, México, renunciando de manera expresa e irrevocable, a cualquier otra jurisdicción que pudiere corresponderle en virtud de su respectivo domicilio presente o futuro o por cualquier otro motivo.
The Borrower hereby releases the holder hereof from any obligation regarding diligence, demand, protest, presentment, notice of dishonor or any other notice or demand whatsoever to obtain payment hereof.	El Deudor en este acto dispensa al tenedor de este Pagaré de realizar previamente cualquier diligencia, demanda, protesto, presentación, notificación de no aceptación y notificación o demanda alguna de cualquier naturaleza, para obtener el pago del mismo.
This Promissory Note consists of [●] pages evidencing one instrument.	Este Pagaré consta de [●] páginas que constituyen un solo instrumento.
This Promissory Note is executed in both English and Spanish versions. In the case of any conflict or doubt as to the proper construction of this Promissory Note, the English version shall govern, provided, however, that in any action or proceeding brought in any court in the United Mexican States, the Spanish version shall prevail.	El presente Pagaré se suscribe en versiones en inglés y en español. En caso de conflicto o duda en relación con la debida interpretación de este Pagaré, la versión en inglés prevalecerá, en el entendido, sin embargo, que en cualquier procedimiento iniciado en los Estados Unidos Mexicanos, la versión en español prevalecerá.
If the laws of the United Mexican States apply, for the purposes of Article 128 of the General Law of Negotiable Instruments and Credit Transactions of the United Mexican States, the term of presentation of this Promissory Note is hereby irrevocably extended until the date that is twelve (12) months after the Maturity Date, provided that, such extension shall not be deemed to prevent presentation of this Promissory Note prior to such date.	Si la legislación de los Estados Unidos Mexicanos fuere aplicable, para los efectos del Artículo 128 de la Ley General de Títulos y Operaciones de Crédito de los Estados Unidos Mexicanos, por medio del presente se prorroga irrevocablemente el plazo de presentación de este Pagaré hasta la fecha que sea seis (12) meses después de la Fecha de Vencimiento, en el entendido que, dicha prórroga no impedirá la presentación de este Pagaré con anterioridad a dicha fecha.

For any notice in the United Mexican States related to this Promissory Note, the Borrower designates its domicile at [__].	Para cualquier aviso en los Estados Unidos Mexicanos relacionado con este Pagaré, el Deudor designan la siguiente dirección como su domicilio: [__].
IN WITNESS WHEREOF, the Borrower has duly executed this Promissory Note as of the date mentioned below.	EN VIRTUD DE LO CUAL, el Deudor ha firmado este Pagaré en la fecha abajo mencionada.

[Mexico City, Mexico], [•], 2023

[Ciudad de México, México], a [•] de 2023

Terronera Precious Metals, S.A. de C.V.

By/Por: _________________________

Name/Nombre: [•]

Title/Cargo: [•]

Address/Domicilio: [•]

Guaranteed/Por Aval

[•]

By/Por: _________________________

Name/Nombre: [•]

Title/Cargo: [•]

Address/Domicilio: [•]

SCHEDULE T
PERMITTED ACQUISITIONS

REDACTED [commercially sensitive information redacted]

SCHEDULE U
CORPORATE ENTITIES

• Oro Silver Resources Ltd.

• Metales Interamerianos S.A. de C.V.

• Metalurgica Guanacevi S.A. de C.V.

• Administration de Lineas Electricas S.A. de C.V.

• Servicios Adminastrativos Varal S.A. de C.V.

• Recursos Villalpando S.A. de C.V.

• Recursos Humanos Guanacevi S.A. de C.V

SCHEDULE V

PERMITTED DISPOSITIONS

• REDACTED [commercially sensitive information redacted]

• REDACTED [commercially sensitive information redacted]